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INFORMATION STATEMENT

International Finance Corporation





IFC
INTERNATIONAL FINANCE CORPORATION

No person is authorized to give any information or to make any representation not contained in this Information Statement, or any prospectus, information memorandum or offering circular, or related offering document. Any information or representation not contained herein must not be relied upon as having been authorized by IFC or by any dealer, underwriter or agent of IFC. Neither this Information Statement nor any such prospectus, information memorandum or offering circular, or related offering document, constitutes an offer to sell or solicitation of an offer to buy Securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

Except as otherwise indicated, in this Information Statement (1) all amounts are stated in current United States dollars translated as indicated in the notes to the consolidated financial statements, Note A — Summary of significant accounting and related policies, translation of currencies and (2) all information in this Information Statement is given as of June 30, 2011.

TABLE OF CONTENTS

Information Statement

International Finance Corporation


IFC
INTERNATIONAL FINANCE CORPORATION

International Finance Corporation ("IFC" or the "Corporation") intends from time to time to issue its notes, bonds, structured debt securities or other evidences of indebtedness ("Securities"), with maturities and on terms determined by market conditions at the time of sale. The Securities may be sold to dealers or underwriters that may resell them in public offerings or otherwise, or they may be sold by IFC, either directly or through agents.

In connection with the sale of Securities issued at any particular time, the aggregate principal amount, maturity, interest rate(s) or method for determining such rate(s), interest payment dates, redemption premium (if any), purchase price to be paid to IFC, provisions for redemption or other special terms, form and denomination of such Securities, information as to stock exchange listing and the names of the dealers, underwriters or agents as well as other relevant information will be set forth in a prospectus, offering circular or information memorandum for such issuance or in related offering documents.

Except as otherwise indicated, in this Information Statement (1) all amounts are stated in current United States dollars translated as indicated in the notes to the consolidated financial statements, Note A-Summary of significant accounting and related policies, remeasurement of foreign transactions, and (2) all information is given as of June 30, 2011.

AVAILABILITY OF INFORMATION

IFC will provide additional copies of this Information Statement to the public upon request and without charge. Written or telephone requests should be directed to IFC's principal office at 2121 Pennsylvania Avenue, N.W., Washington, D.C., 20433, Attention: Treasury Department, Tel: (202) 458-9230. IFC's consolidated financial statements and other information filed with the U.S. Securities and Exchange Commission (the "Commission") may also be inspected at the offices of the Commission at Room 1580, 100 F Street, N.E., Washington, D.C., 20549, and copies of such material may be obtained from the Public Reference section of the Commission at the above address at prescribed rates.

The Information Statement is also available on IFC's website at http://www.ifc.org/investors. Other documents and information on IFC's website are not intended to be incorporated by reference in this Information Statement.

Recipients of this Information Statement should retain it for future reference, as it is intended that each prospectus, offering circular, information memorandum or other offering document will refer to this Information Statement for a description of IFC, its operations and financial status.

November 23, 2011

SUMMARY INFORMATION

Except as otherwise indicated, all data are as of June 30, 2011.

IFC is an international organization, established in 1956 to further economic growth in its developing member countries by promoting private sector development. IFC is a member of the World Bank Group, which also comprises the International Bank for Reconstruction and Development ("IBRD"), the International Development Association ("IDA"), the Multilateral Investment Guarantee Agency ("MIGA"), and the International Centre for Settlement of Investment Disputes ("ICSID"). It is a legal entity separate and distinct from IBRD, IDA, MIGA, and ICSID with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of IBRD. The obligations of IFC are not obligations of, or guaranteed by, IBRD or any government.

IFC is an experienced supranational organization providing financing and financial services primarily to the private sector in developing countries that are members of IFC. It combines the characteristics of a multilateral development bank with those of a private financial institution. As of June 30, 2011, IFC's entire share capital was held by 182 member countries. As of June 30, 2011, member countries of the Organization for Economic Cooperation and Development ("OECD") held 70.67% of the voting power of IFC. The five largest of IFC's 182 shareholders are the United States (23.59% of the total voting power), Japan (5.86%), Germany (5.35%), United Kingdom (5.02%), and France (5.02%). Generally, IFC charges market-based rates for its loans and seeks market returns on its equity investments and investments in debt securities. Unlike most other multilateral institutions, IFC does not accept host government guarantees of its loans. The financial strength of IFC is based principally on the quality of its investment portfolio, its substantial paid-in capital and retained earnings, low debt to equity ratio, the size of its liquid assets portfolio, its diversified earnings base and its profitability.

Basis of Preparation of IFC's Consolidated Financial Statements. The accounting and reporting policies of IFC conform to accounting principles generally accepted in the United States ("US GAAP"). IFC's accounting policies are discussed in more detail in Note A to IFC's Consolidated Financial Statements as of and for the year ended June 30, 2011 ("FY11 Consolidated Financial Statements").

Investment Products. As of June 30, 2011, IFC's disbursed loan, equity, and debt securities investment portfolio ("disbursed investment portfolio") amounted to United States dollars ("US dollars" or "$") 28.7 billion. Loans represented 69%, equity investments 24%, and debt securities 7% of the disbursed investment portfolio. The disbursed investment portfolio is diversified by country, region, industry, sector, and project type. Risks are shared with other private sector investors as IFC does not generally provide financing for its own account for more than 25% of project cost. IFC's investment portfolio is subject to a number of operational and prudential limits, including limitations on single project/client exposure, single country exposure, and segment concentration. IFC applies stringent lending and investment criteria; projects are appraised on their technical, managerial, financial, and economic merits. Generally, IFC loans are priced on a market basis and equity and debt security investment decisions are similarly made based on risk-reward considerations.

Liquid Assets. As of June 30, 2011, the fair value of IFC's liquid assets portfolio (net of associated derivative instruments and securities lending activities) amounted to $24.5 billion, up from $21.0 billion at June 30, 2010. IFC's liquid assets plus undrawn borrowings from IBRD are sufficient to cover all of IFC's undisbursed loan and equity commitments. IFC's liquidity policy is to maintain a minimum level of liquidity, consisting of proceeds from external funding, to cover at least 65% of the sum of: (i) 100% of committed but undisbursed straight senior loans; (ii) 30% of committed guarantees; and (iii) 30% of committed client risk management products. IFC invests its liquid assets portfolio in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high quality corporate issuers; these include asset-backed securities ("ABS") and mortgage-backed securities ("MBS"), time deposits and other unconditional obligations of banks and financial institutions. Diversification in multiple dimensions ensures a favorable risk return profile. IFC manages the market risk associated with these investments through a variety of hedging techniques including derivatives, principally currency and interest rate swaps and financial futures.

Borrowings. IFC raises virtually all of the funds for its lending, equity and debt security investment activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with IBRD. IFC diversifies its borrowings by currency, country, source and maturity to provide flexibility and cost effectiveness. As of June 30, 2011, IFC's outstanding borrowings, including fair value adjustments, totaled $38.2 billion. In addition, IFC undertakes a substantial volume of currency swap and interest rate swap transactions to convert its market borrowings into variable-rate US dollar liabilities.

Enterprise Risk Management. In executing its sustainable private sector development business, IFC assumes various kinds of risks. Active management of these risks is a key determinant of IFC's success and its ability to maintain a stable capital and earning base, and is an essential part of its operations.

IFC's Senior Management has defined a comprehensive enterprise risk management framework within which risks are continuously identified, measured, controlled, monitored and analyzed. The framework is defined in terms of several interrelated dimensions. Its guiding principles provide the foundation for active management of risk in the conduct of IFC's business at all levels and across all areas of the organization under the supervision of the Board of Directors, the Executive Vice President/CEO and the Management Team. Risk appetite is defined and implemented in the form of exposure limits, and policies and procedures. The Risk Management Vice Presidency, together with independent institutional oversight bodies, monitors conformity with these. Risk governance is provided by a sub-committee of the Management Team, the Corporate Risk Committee which reviews all risk policies and sets risk standards for the Corporation and receives regular reports on different aspects of risk exposure and mitigation.

Net Worth. As of June 30, 2011, IFC's net worth (presented as "Total Capital" in IFC's consolidated financial statements) amounted to $20.3 billion, including $16.4 billion in retained earnings, of which $0.3 billion has been designated for specific purposes. IFC's reporting of capital adequacy is "Deployable Strategic Capital." Deployable Strategic Capital is based on the Corporation's Board of Director-approved risk based economic capital. Deployable Strategic Capital as a percentage of Total Resources Available (defined as paid in capital plus retained earnings net of designated retained earnings plus general and specific reserves against losses on loans) stood at 10% at June 30, 2011. Under IFC's Articles of Agreement, so long as IFC has outstanding indebtedness to IBRD, IFC's leverage, as measured by the ratio of IFC's debt (borrowings plus outstanding guarantees) to equity (total subscribed capital plus retained earnings), may not exceed 4.0 to 1. At June 30, 2011, this ratio was 2.6 to 1.

The above information is supplemented and qualified by the additional information and Consolidated Financial Statements and Notes thereto appearing elsewhere in this Information Statement.

SELECTED FINANCIAL DATA

The table below presents selected financial data for the last five fiscal years (in millions of US dollars, except where otherwise stated):

AS OF AND FOR THE YEARS ENDED JUNE 30	2011	2010	2009	2008	2007
Net income highlights:					
Income from loans and guarantees	$ 877	$ 801	$ 871	$ 1,065	$ 1,062
Release of (provision) for losses on loans & guarantees	40	(155)	(438)	(38)	43
Income (loss) from equity investments	1,464	1,638	(42)	1,688	2,292
Of which:					
Realized capital gains on equity sales	737	1,290	990	1,219	1,941
Unrealized gains (losses) on equity investments	454	240	(299)	12	—
Gains on non-monetary exchanges	217	28	14	177	—
Dividends and profit participations	280	285	311	428	385
Equity investment impairment write-downs	(218)	(203)	(1,058)	(140)	(40)
Other, net	(6)	(2)	—	(8)	6
Income from debt securities	46	108	71	163	27
Income from liquid asset trading activities	529	815	474	473	618
Charges on borrowings	(140)	(163)	(488)	(782)	(801)
Other income	222	176	153	113	99
Other expenses	(825)	(743)	(629)	(555)	(500)
Foreign currency transaction (losses) gains on non-trading activities	(33)	(82)	10	(39)	(5)
Expenditures for advisory services and against other Designated retained earnings	(156)	(110)	(135)	(150)	(96)
Income (loss) before net gains and losses on other non-trading financial instruments accounted for at fair value and grants to IDA	2,024	2,285	(153)	1,938	2,739
Net gains (losses) on other non-trading financial instruments	155	(339)	452	109	(99)
Of which:					
Realized gains	63	5	—	—	—
Gains on non-monetary exchanges	22	6	45	—	—
Unrealized gains (losses)	70	(350)	407	109	(99)
Income before grants to IDA	2,179	1,946	299	2,047	2,640
Grants to IDA	(600)	(200)	(450)	(500)	(150)
Net income (loss)	$ 1,579	$ 1,746	$ (151)	$ 1,547	$ 2,490
Consolidated balance sheet highlights:					
Total assets	$68,490	$61,075	$51,483	$49,471	$40,599
Liquid assets, net of associated derivatives	24,517	21,001	17,864	14,622	13,269
Loans, equity investments, and debt securities, net	29,934	25,944	22,214	23,319	15,796
Borrowings drawn-down and outstanding, including fair value adjustments	38,211	31,106	25,711	20,261	15,879
Total capital	$20,279	$18,359	$16,122	$18,261	14,017
Of which:					
Undesignated retained earnings	$16,032	$14,307	$12,251	$12,366	$10,604
Designated retained earnings	335	481	791	826	606
Capital stock	2,369	2,369	2,369	2,366	2,365
Accumulated other comprehensive income ("AOCI")	1,543	1,202	711	2,703	442
Financial ratios:[1]					
Return on average assets (US GAAP basis)[2]	2.4%	3.1%	(0.3)%	3.4%	6.3%
Return on average assets (non-US GAAP basis)[3]	1.8%	3.8%	(1.1)%	3.7%	8.6%
Return on average capital (US GAAP basis)[4]	8.2%	10.1%	(0.9)%	9.6%	19.8%
Return on average capital (non-US GAAP basis)[5]	6.0%	11.8%	(3.0)%	9.0%	21.1%
Cash and liquid investments as a percentage of next three years' estimated net cash requirements	83%	71%	75%	62%	85%
External funding liquidity level[6]	266%	190%	163%	96%	95%
Debt to equity ratio[7]	2.6:1	2.2:1	2.1:1	1.6:1	1.4:1
Total reserves against losses on loans to total disbursed portfolio[8]	6.6%	7.4%	7.4%	5.5%	6.5%
Capital measures:					
Capital to risk-weighted assets ratio[9]	n/a	n/a	44%	48%	57%
Total Resources Required ($ billions)[10]	14.4	12.8	10.9	10.4	8.0
Total Resources Available ($ billions)[11]	17.9	16.8	14.8	15.0	13.8
Strategic Capital ($ billions)[12]	3.6	4.0	3.9	4.6	5.8
Deployable Strategic Capital ($ billions)[13]	1.8	2.3	2.3	3.1	4.4
Deployable Strategic Capital as a percentage of Total Resources Available	10%	14%	16%	21%	32%

[1] Certain financial ratios, as described below, are calculated excluding the effects of unrealized gains and losses on investments, other non-trading financial instruments, AOCI, and impacts from consolidated Variable Interest Entities ("VIEs").
[2] Net income for the fiscal year as a percentage of the average of total assets at the end of such fiscal year and the previous fiscal year.
[3] Net income excluding unrealized gains and losses on certain investments accounted for at fair value, income from consolidated VIEs, and net gains and losses on non-trading financial instruments accounted for at fair value, as a percentage of total disbursed loan and equity investments (net of reserves) at cost, liquid assets net of repos, and other assets averaged for the current period and previous fiscal year.
[4] Net income for the fiscal year as a percentage of the average of total capital (excluding payments on account of pending subscriptions) at the end of such fiscal year and the previous fiscal year.
[5] Net income excluding unrealized gains and losses on certain investments accounted for at fair value, income from consolidated VIEs, and net gains and losses on non-trading financial instruments accounted for at fair value, as a percentage of paid in share capital and retained earnings (before certain unrealized gains and losses and excluding cumulative designations not yet expensed) averaged for the current period and previous fiscal year.
[6] Beginning June 30, 2007, IFC's liquidity policy was revised so that IFC is to maintain a minimum level of liquidity, consisting of proceeds from external funding to cover at least 65% of the sum of (i) 100% of committed but undisbursed straight senior loans; (ii) 30% of committed guarantees; and (iii) 30% of committed client risk management products.
[7] The ratio of outstanding borrowings plus outstanding guarantees to subscribed capital plus undesignated retained earnings (less cumulative unrealized gains and losses on loans, equity investments, and other non-trading financial instruments accounted for at fair value in net income) at the end of the fiscal year.
[8] Total reserves against losses on loans to total disbursed loan portfolio is defined as reserve against losses on loans as a percentage of the total disbursed loan portfolio at the end of the fiscal year.
[9] The ratio of capital (including paid-in capital, retained earnings, and portfolio (general) loan loss reserves) to risk-weighted assets, both on- and off-balance sheet. The ratio does not include designated retained earnings reported in total capital on IFC's consolidated balance sheet. IFC's Board of Directors has approved the use of a risk-based economic capital framework beginning in the year ended June 30, 2008 ("FY08"). Parallel use of the capital to risk-weighted assets ratio has now been discontinued.
[10] The minimum capital required consistent with the maintenance of IFC's AAA rating. It is computed as the aggregation of risk-based economic capital requirements for each asset class across the Corporation.
[11] Paid in capital plus retained earnings net of designated retained earnings plus general and specific reserves against losses on loans. This is the level of available resources under IFC's risk-based economic capital adequacy framework.
[12] Total resources available less total resources required.
[13] 90% of total resources available less total resources required.

USE OF PROCEEDS

The net proceeds to IFC from the sale of the Securities will normally be used for the general operations of IFC in accordance with its Articles of Agreement.

FINANCIAL STRUCTURE OF IFC

Total assets were $68.5 billion at June 30, 2011 ($61.1 billion — June 30, 2010), including $24.5 billion in liquid assets, net of associated derivatives ($21.0 billion — June 30, 2010) and $29.9 billion in the investment portfolio, including fair value and other adjustments, and net of reserves against losses on loans ($25.9 billion — June 30, 2010). Total assets also include $4.2 billion in derivative assets at fair value ($2.7 billion — June 30, 2010).

MANAGEMENT'S DISCUSSION AND ANALYSIS
AS OF AND FOR THE YEAR ENDED JUNE 30, 2011

OVERVIEW OF FINANCIAL RESULTS

IFC is an international organization, established in 1956 under its Articles of Agreement, to further economic growth in its developing member countries by promoting private sector development. IFC is a member of the World Bank Group, which also comprises IBRD, IDA, MIGA, and ICSID. It is a legal entity separate and distinct from IBRD, IDA, MIGA, and ICSID, with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of IBRD. As of June 30, 2011, IFC's entire share capital was held by 182 member countries.

IFC's principal investment products are loans and equity investments, with smaller debt securities and guarantee portfolios. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders, through a variety of means comprising loan participations, parallel loans, sales of loans, the non-IFC portion of structured finance transactions, the non-IFC portion of commitments in IFC's initiatives, and the non-IFC investment portion of commitments in funds managed by IFC's wholly-owned subsidiary, IFC Asset Management Company LLP ("AMC"), collectively ("Core Mobilization"). In addition, IFC offers an array of financial products and advisory services to private businesses in the developing world with a view to fulfilling its developmental mission. It also advises member governments on how to create an environment hospitable to the growth of private enterprise and foreign investment. Unlike most other multilateral institutions, IFC does not accept host government guarantees of its exposures. IFC raises virtually all of the funds for its lending activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with IBRD. Equity investments are funded from net worth. For the year ended June 30, 2011 ("FY11"), IFC had an authorized borrowing program of up to $12.5 billion, and up to $2.5 billion to allow for possible prefunding during FY11 of the funding program for the year ending June 30, 2012 ("FY12").

IFC's capital base and its assets and liabilities, other than its equity investments, are primarily denominated in US dollars. IFC seeks to minimize foreign exchange and interest rate risks by closely matching the currency and rate bases of its assets in various currencies with liabilities having the same characteristics. IFC generally manages non-equity investment related and certain lending related residual currency and interest rate risks by utilizing currency and interest rate swaps and other derivative instruments.

The Management's Discussion and Analysis contains forward looking statements which may be identified by such terms as "anticipates," "believes," "expects," "intends," "plans" or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IFC's control. Consequently, actual future results could differ materially from those currently anticipated.

BASIS OF PREPARATION OF IFC'S CONSOLIDATED FINANCIAL STATEMENTS

The accounting and reporting policies of IFC conform to US GAAP. IFC's accounting policies are discussed in more detail in Note A to IFC's FY11 Consolidated Financial Statements.

FINANCIAL PERFORMANCE SUMMARY

From year to year, IFC's net income is affected by a number of factors that can result in volatile financial performance.

IFC reported income before grants to IDA of $2,179 million in FY11, as compared to $1,946 million in the year ended June 30, 2010 ("FY10") and $299 million in the year ended June 30, 2009 ("FY09").

The increase in income before grants to IDA in FY11 when compared to FY10 was principally as a result of higher income from investments (loans, equity investments, debt securities, including derivatives associated with investments) and higher service fees and other income, partially offset by lower income from liquid asset trading activities, higher administrative and other expenses and higher expenditures for advisory services and against other designated retained earnings. IFC's financial performance is detailed more fully in Section VII, Results of Operations.

Grants to IDA totaled $600 million in FY11, as compared to $200 million in FY10 and $450 million in FY09. Accordingly, net income totaled $1,579 million in FY11, as compared with $1,746 million in FY10 and a net loss of $151 million in FY09.

IFC's net income (loss) for the past five fiscal years ended June 30, is presented below ($ millions):



Fiscal Year Ended June 30
2007
2008
2009
2010
2011
(500)
-
500
1,000
1,500
2,000
2,500
3,000

CLIENT SERVICES

BUSINESS OVERVIEW

IFC fosters sustainable economic growth in developing countries by financing private sector investment, mobilizing capital in the international financial markets, and providing advisory services to businesses and governments.

IFC emphasizes five strategic priorities:

- strengthening the focus on frontier markets
- addressing climate change and ensuring environmental and social sustainability
- addressing constraints to private sector growth in infrastructure, health, education, and the food-supply chain
- developing local financial markets
- building long-term client relationships in emerging markets

For all new investments, IFC articulates the expected impact on sustainable development, and, as the projects mature, IFC assesses the quality of the development benefits realized.

IFC's strategic priorities are aligned to advance the World Bank Group's global priorities.

IFC has three main business lines: Investment Services, Advisory Services, and Asset Management.

INVESTMENT SERVICES

IFC's investments are normally made in its developing member countries. The Articles of Agreement mandate that IFC shall invest in productive private enterprise. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being totally or partially privatized.

IFC provides a range of financial products and services to its clients and develops financial tools that enable companies to manage risk and broaden their access to foreign and domestic capital markets. Investment services product lines include: loans, equity investments, trade finance, loan participations, structured finance, and client risk management services.

IFC's investment project cycle can be divided into the following stages:

- Business Development
- Early Review
- Appraisal (Due Diligence)
- Investment Review
- Negotiations
- Public Disclosure
- Board of Director Review and Approval
- Commitment
- Disbursement of funds
- Project Supervision and Development Outcome Tracking
- Evaluation
- Closing

IFC carefully supervises its projects to monitor project performance and compliance with contractual obligations and with IFC's internal policies and procedures.

Investment products

IFC finances projects and companies through loans, typically for seven to twelve years. IFC also makes loans to intermediary banks, leasing companies, and other financial institutions for on-lending.

IFC's equity investments provide developmental support, long-term growth capital for private enterprises, and support for corporate governance and enhanced social responsibility. IFC invests directly in companies' equity, and through private equity funds. IFC generally invests between 5 and 20 percent of a company's equity.

IFC also invests through profit-participating loans, convertible loans, and preferred shares.

IFC's Global Trade Finance Program ("GTFP") guarantees trade-related payment obligations of financial institutions. Separately, the Global Trade Liquidity Program ("GTLP") provides liquidity for trade in developing countries.

IFC's loan participation program mobilizes capital from international commercial banks, local and regional banks in emerging markets, funds, insurance companies, and development finance institutions for development needs.

IFC uses structured and securitized products to provide forms of financing that may not otherwise be available to clients. Products include partial credit guarantees, structured liquidity facilities, portfolio risk transfer, securitizations, and Islamic finance.

IFC provides derivative products to its clients to allow them to hedge their interest rate, currency, or commodity-price exposures. IFC intermediates between clients in developing countries and derivatives market makers to provide such clients with access to risk-management products.

ADVISORY SERVICES

Advisory services are a critical tool for extending IFC's reach and expanding IFC's impact. Advisory services contribute significantly to IFC's additionality by improving the business-enabling environment for the private sector as well as the capabilities of private firms and service providers. IFC provides such services to promote sustainable private sector investment in developing countries. Through this work, which is funded in partnership with governments and other donors, IFC contributes to development where opportunities for development may be limited.

IFC's advisory services are organized into four business lines:

- *Access to finance:* to help increase the availability and affordability of financial services, particularly for micro, small, and medium enterprises.
- *Investment climate:* to help governments implement reforms that improve the business environment and help encourage and retain investment.
- *Public-private partnerships:* to advise governments on structuring public-private partnerships in infrastructure and other public services.
- *Sustainable business:* to support the development of markets that are sustainable and work for all members of society.

Asset Management Company

AMC, a wholly-owned subsidiary of IFC, mobilizes and manages third-party funds for investment in developing and frontier markets. AMC serves as the fund manager of private funds targeted at large institutional investors. AMC helps IFC mobilize additional capital resources for investment in productive private enterprise in developing countries.

At June 30, 2011, AMC managed four funds, the IFC Capitalization (Equity) Fund, L.P. (the "Equity Capitalization Fund"); the IFC Capitalization (Subordinated Debt) Fund, L.P. (the "Sub-Debt Capitalization Fund"); the IFC African, Latin American and Caribbean Fund, L.P. (the "ALAC Fund"); and the Africa Capitalization Fund, Ltd. (the "Africa Capitalization Fund"). The Equity Capitalization Fund and the Sub-Debt Capitalization Fund are collectively referred to as the "Capitalization Funds".

The Capitalization Funds, established in FY09, help strengthen systemically important banks in emerging markets.

The ALAC Fund was established in FY10. The ALAC Fund co-invests with IFC or independently invests in equity investments across a range of sectors in Sub-Saharan Africa, Latin America, and the Caribbean.

The Africa Capitalization Fund was established in FY11 to capitalize systemically important commercial banking institutions in northern and Sub-Saharan Africa.

Investment Program Summary

Commitments

In FY11, IFC entered into new commitments totaling $12,186 million, compared with $12,664 million in FY10. In addition, IFC mobilized resources totaling $6,474 million, compared with $5,378 million in FY10 for a total investment program of $18,660 million in FY11 ($18,042 million – FY10).

FY11 and FY10 commitments and Core Mobilization comprised the following (US$ millions):

	FY11	FY10
Commitments[1]		
Loans	$ 4,991	$ 5,721
Equity investments	1,968	2,974
Guarantees:		
GTFP	4,638	3,464
Other	529	468
Client risk management	60	37
Total commitments	**$12,186**	**$12,664**
Core Mobilization		
Loan participations, parallel loans, sales of loans and other mobilization and structured finance		
Loan participations ("B-loans")	$ 3,457	$ 1,247
Parallel loans	1,127	734
Sales of loans and other mobilization	134	379
Structured finance	—	797
Total B-loans, structured finance, parallel loans and other mobilization	$ 4,718	$ 3,157
AMC:		
IFC Sub-Debt Capitalization Fund	$ 252	$ 65
IFC Equity Capitalization Fund	113	118
ALAC Fund	85	53
Africa Capitalization Fund	4	—
Total AMC	$ 454	$ 236
Other initiatives:		
GTLP	$ 1,050	$ 1,580
Infrastructure Crisis Facility	252	45
Debt and Asset Recovery Program	—	237
Microfinance Enhancement Facility	—	123
Total other initiatives	$ 1,302	$ 1,985
Total Core Mobilization	**$ 6,474**	**$ 5,378**
Total Investment Program	**$18,660**	**$18,042**
Core Mobilization Ratio	**0.53**	**0.42**

Disbursements

IFC disbursed $6,715 million for its own account in FY11 ($6,793 million in FY10): $4,519 million of loans ($4,907 million in FY10), $1,884 million of equity investments ($1,617 million in FY10), and $312 million of debt securities ($269 million in FY10).

[1] Debt security commitments are included in loans and equity investments based on their predominant characteristics.

Disbursed investment portfolio

IFC's total disbursed investment portfolio (a non-US GAAP performance measure) was $28,731 million at June 30, 2011 ($25,400 million at June 30, 2010), comprising the disbursed loan portfolio of $19,884 million ($18,197 million at June 30, 2010), the disbursed equity portfolio of $6,732 million ($5,431 million at June 30, 2010), and the disbursed debt security portfolio of $2,115 million ($1,772 million at June 30, 2010).

IFC's disbursed investment portfolio is diversified by sector and geographic region with a focus on strategic high development impact sectors such as financial markets and infrastructure.

The following charts show the distribution of the disbursed investment portfolio by geographical region and sector as of June 30, 2011, and June 30, 2010:

Distribution by geographical region



FY11
Latin America and Caribbean
Europe and Central Asia
Asia
Middle East and North Africa
Sub-Saharan Africa
Other
FY10
Latin America and Caribbean
Europe and Central Asia
Asia
Middle East and North Africa
Sub-Saharan Africa
Other

Distribution by sector



Finance and insurance
Electric power
Oil, gas and mining
Transportation and warehousing
Collective investment vehicles
Information
Industrial and consumer products
Nonmetallic mineral product manufacturing
Food and beverages
Chemicals
Agriculture and forestry
Utilities
Health Care
Primary metals
Wholesale and retail trade
Accommodation and tourism services
Pulp and paper
Construction and real estate
Other
Textiles, apparel and leather
0%
5%
10%
15%
20%
25%
30%
35%
40%
FY11
FY10

Disbursed B-loans

The portfolio of disbursed and outstanding B-loans which are serviced by IFC at June 30, 2011, totaled $5,865 million, as compared with $6,336 million at June 30, 2010.

Additional information on IFC's investment portfolio as of and for the years ended June 30, 2011, and June 30, 2010, can be found in Notes B, D, E, F, G, H and I to IFC's FY11 Consolidated Financial Statements.

Loans

Loans generally have the following characteristics:

- Term: typically amortizing with final maturities generally for seven to 12 years, although some loans have been extended for tenors as long as 20 years
- Currency: primarily in major convertible currencies, principally US dollar, and to a lesser extent, Euro, but with a growing local currency loan portfolio
- Interest rate: typically variable (or fixed and swapped into variable)
- Pricing: reflects such factors as market conditions and country and project risks

IFC's loans traditionally have been made in major currencies, based on client demand and on IFC's ability to hedge loans in these currencies through the use of mechanisms such as cross-currency swaps or forward contracts. Fixed-rate loans and loans in currencies other than US dollars are normally economically hedged using currency and/or interest rate swaps, into US dollar variable rate assets.

Loans traditionally have been denominated in the currencies of major industrial nations, but IFC has a growing portfolio of local currency products. IFC typically offers local currency products in other currencies where it can hedge the local currency loan cash flows back into US dollars using swap markets. IFC's disbursed loan portfolio at June 30, 2011 includes $2,206 million of currency products denominated in Russian rubles, Indian rupees, Chinese renminbi, Philippine pesos, Colombian pesos, Indonesian rupiah, South African rand, Brazilian reais, Mexican pesos, and New Turkish lira ($2,066 million at June 30, 2010).

IFC's disbursed loan portfolio totaled $19,884 million at June 30, 2011 ($18,197 million at June 30, 2010). The carrying value of IFC's loan portfolio on IFC's consolidated balance sheet (comprising the disbursed loan portfolio together with adjustments as detailed in Note D to IFC's FY11 Consolidated Financial Statements) grew 11% to $18,455 million at June 30, 2011 ($16,660 million at June 30, 2010).

Loans comprise 69% of the disbursed investment portfolio as of June 30, 2011 (72% at June 30, 2010) and 62% of the carrying value of the investment portfolio as of June 30, 2011 (64% at June 30, 2010).

At June 30, 2011, 71% (74% at June 30, 2010) of IFC's disbursed loan portfolio was US dollar-denominated.

The currency composition of the disbursed loan portfolio at June 30, 2011, and June 30, 2010, is shown below:


US dollars
Euro
Russian rubles
Indian rupees
Chinese renminbi
Philippine pesos
Indonesian rupiah
Colombian pesos
South African rand
Brazilian reais
New Turkish lira
Mexican pesos
Other
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
FY11
FY10

Equity investments

IFC's equity investments are typically in the form of common or preferred stock which is not mandatorily redeemable by the issuer or puttable to the issuer by IFC and are usually denominated in the currency of the country in which the investment is made.

IFC's disbursed equity portfolio totaled $6,732 million at June 30, 2011 ($5,431 million at June 30, 2010), an increase of 24%.

The carrying value of IFC's equity investment portfolio (comprising the disbursed equity portfolio together with adjustments as detailed in Note D to IFC's FY11 Consolidated Financial Statements) grew 25% to $9,313 million at June 30, 2011 ($7,469 million at June 30, 2010).

The fair value of IFC's equity portfolio[2] was $14,060 million at June 30, 2011 ($11,029 million at June 30, 2010).

Equity investments accounted for 24% of IFC's disbursed investment portfolio at June 30, 2011, compared with 21% at June 30, 2010 and 31% of the carrying value of the investment portfolio at June 30, 2011 (29% at June 30, 2010).

Debt securities

Debt securities are typically in the form of bonds and notes issued in bearer or registered form, securitized debt obligations (e.g. ABS, MBS, and other collateralized debt obligations) and preferred shares, which are mandatorily redeemable by the issuer or puttable to the issuer by IFC.

IFC's disbursed debt security portfolio totaled $2,115 million at June 30, 2011 ($1,772 million at June 30, 2010).

The carrying value of IFC's debt securities portfolio (comprising the disbursed debt security portfolio together with adjustments as detailed in Note D to IFC's FY11 Consolidated Financial Statements) was $2,166 million at June 30, 2011 ($1,815 million at June 30, 2010).

Debt securities accounted for 7% of IFC's disbursed investment portfolio at June 30, 2011 (7% at June 30, 2010) and 7% of the carrying value of the investment portfolio at June 30, 2011 (7% at June 30, 2010)..

Guarantees

Global Trade Finance Program

FY11 commitments include $4,638 million ($3,464 million — FY10) relating to GTFP.

Other guarantees

IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. IFC's guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees, but when a guarantee is called, the client will generally be obligated to reimburse IFC in US dollar terms. Guarantee fees are consistent with IFC's loan pricing policies. FY11 commitments include $529 million of guarantees ($468 million — FY10).

Client risk management products

IFC provides derivative products to its clients to allow them to hedge their interest rate, currency or commodity price exposures. IFC intermediates between its developing country clients and derivatives market makers in order to provide IFC's clients with full market access to risk management products. FY11 commitments included $60 million of such products ($37 million – FY10).

---

[2] Including "equity-like securities classified as debt securities in IFC's consolidated balance sheet and equity-related options.

Core mobilization

Core Mobilization is defined as financing from entities other than IFC that becomes available to clients due to IFC's direct involvement in raising resources. IFC finances only a portion, usually not more than 25%, of the cost of any project. All IFC-financed projects, therefore, require other financial partners. IFC mobilizes such private sector finance from other entities through loan participations, parallel loans, partial credit guarantees, securitizations, loan sales, and risk sharing facilities. In FY09, IFC launched AMC and a number of other initiatives, each with a core resource mobilization component, and revised its resource mobilization definition accordingly to include these in the measure. The components of core resource mobilization are as follows:

Loan participations

The principal direct means by which IFC mobilizes private sector finance is through the sale of participations in its loans, known as the B-loan program. Through the B-loan program, IFC has worked primarily with commercial banks but also with nonbank financial institutions in financing projects since the early 1960s.

Whenever it participates a loan, IFC will always make a loan for its own account (an "A-loan"), thereby sharing the risk alongside its loan participants. IFC acts as the lender of record and is responsible for the administration of the entire loan, including the B-loan. IFC charges fees to the borrower at prevailing market rates to cover the cost of the B-loan.

B-loan commitments were $3,457 million in FY11 ($1,247 million in FY10).

Parallel loans

Loans from other financial institutions that IFC helped raise for clients and received a fee, but for which IFC is not the lender of record, arranged by IFC in FY11 were $1,127 million ($734 million in FY10).

Sales of loans and other mobilization

Loans originally disbursed and reported on IFC's balance sheet that were subsequently sold and other mobilization totaled $134 million in FY11 ($379 million in FY10).

Structured finance

Structured finance comprises partial credit guarantees, securitizations and risk sharing facilities. Structured finance commitments, net, defined as the amount of financing with a risk position equal to, or senior to, that of IFC's risk participation in the transaction, totaled $0 in FY11 ($797 million in FY10).

AMC

The activities of the funds managed by AMC at June 30, 2011 and June 30, 2010 can be summarized as follows (US$ millions unless otherwise indicated):

	Equity Capitalization Fund	Sub-Debt Capitalization Fund	ALAC Fund	Africa Capitalization Fund	Total
Assets under management at June 30, 2011:	$1,275	$1,725	$1,000	$55	$4,055
From IFC	775	225	200	—	1,200
From other investors	500	1,500	800	55	2,855
For the year ended June 30, 2011:					
Fund Commitments to Investees:					
From IFC	168	38	21	—	227
From other investors	109	252	85	4	450
Disbursements from investors to Fund:					
From IFC	214	47	17	—	278
From other investors	138	316	64	1	519
Disbursements made by Fund	344	359	78	—	781
Disbursements made by Fund (number)	4	3	4	—	11

	Equity Capitalization Fund	Sub-Debt Capitalization Fund	ALAC Fund	Africa Capitalization Fund	Total
Assets under management at June 30, 2010:	$1,275	$1,725	$900	$—	$3,900
From IFC	775	225	180	—	1,180
From other investors	500	1,500	720	—	2,720
For the year ended June 30, 2010:					
Fund Commitments to Investees:					
From IFC	181	10	13	—	204
From other investors	117	65	53	—	235
Disbursements from investors to Fund:					
From IFC	115	—	4	—	119
From other investors	74	1	14	—	89
Disbursements made by Fund	188	—	—	—	188
Disbursements made by Fund (number)	2	—	—	—	2

Other initiatives

Global Trade Liquidity Program

IFC's FY11 Core Mobilization included $1,050 million ($1,580 million – FY10) relating to GTLP.

Infrastructure Crisis Facility

The infrastructure crisis facility is a facility that includes debt and equity components and provides short- to medium-term financing for infrastructure projects. It also includes advisory services to help governments design or redesign public-private-partnership projects. FY11 resources mobilized includes $252 million relating to the Infrastructure Crisis Facility ($45 million – FY10).

Other

There were no amounts committed by entities other than IFC to IFC's other initiatives in FY11 ($360 million—FY10). FY10 comprised $237 million in respect of the Debt and Asset Recovery Program and $123 million in respect of the Microfinance Enhancement Facility.

Core resource mobilization ratio

The Core Mobilization Ratio is defined as:

$$\frac{\text{Loan participations + parallel loans + sales of loans + non-IFC investment part of structured finance + non-IFC commitments in initiatives + non-IFC investments committed in funds managed by AMC}}{\text{Commitments (IFC investments + IFC portion of structured finance + IFC commitments in new initiatives + IFC investments committed in funds managed by AMC)}}$$

For each dollar that IFC committed, IFC mobilized (in the form of B-loans, parallel loans, sales of loans, the non-IFC portion of structured finance and the non-IFC commitments in initiatives, and the non-IFC investments committed in funds managed by AMC) $0.53 in FY11 ($0.42 in FY10).

Advisory services

The advisory services portfolio at June 30, 2011 comprised 642 projects with an approved value of $820 million (736 projects with an approved value of $859 million—FY10).

The breakdown of the advisory services portfolio at June 30, 2011, by business line, can be summarized as follows:

	Access to Finance	Investment Climate	Public-Private Partnerships	Sustainable Business
Active Portfolio:				
No. of Projects	244	132	67	199
Value	$294	$204	$90	$232
Project expenditures for the year ended June 30, 2011	$ 59	$ 53	$28	$ 56

LIQUID ASSETS

IFC invests its liquid assets portfolio in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high quality corporate issuers; these include ABS and MBS, time deposits, and other unconditional obligations of banks and financial institutions. Diversification in multiple dimensions ensures a favorable risk return profile. IFC manages the market risk associated with these investments through a variety of hedging techniques including derivatives, principally currency and interest rate swaps and financial futures.

IFC's liquid assets are invested in six separate portfolios, internally named P0 through P4, and P7. All six portfolios are accounted for as trading portfolios.

IFC's liquid assets portfolio can be summarized as follows:

PORTFOLIO	FAIR VALUE ($ BILLIONS)*	COMPRISING	MANAGED BY	INVESTED IN	BENCHMARK
P0	$1.4 ($0.5)	Proceeds from discount note program and cash inflows from investment operations	IFC's Treasury Department	Money market instruments	Overnight US dollar LIBID
P1	$16.3 ($13.1)	Proceeds from market borrowings invested pending disbursement of operational loans	IFC's Treasury Department	Principally global government bonds, ABS, bank deposits, and high quality corporate bonds generally swapped into 3-month US dollar LIBOR	Custom-created index of a series of six, equally weighted 6-month LIBID deposits that mature on the 15th of each month – average life of 3 months**
P2	$5.1 ($6.1)	Primarily IFC's paid-in capital and accumulated earnings that have not been invested in equity and quasi-equity investments	IFC's Treasury Department	US Treasuries, ABS, and other sovereign and agency issues	Lehman Brothers US 1–3 year maturity Treasury Index***
P3	$0.9 ($0.7)	An outsourced portion of the P1 portfolio	External managers appointed by IFC	Global government bonds and other high quality corporate bonds as well as mortgage-backed securities	Same as for P1
P4	$0.8 ($0.6)	An outsourced portion of the P2 portfolio	External managers appointed by IFC	Global government bonds, and other high quality corporate bonds as well as mortgage-backed securities	Same as for P2
Total	$24.5 ($21.0)				

* at June 30, 2011 (June 30, 2010)
** The net duration of the P1 and P3 benchmarks is approximately 0.25 years.
*** The net duration of the P2 and P4 benchmark is 1.9 years.

The P7 portfolio was created in FY10, which contains the after-swap proceeds from variable-rate borrowings denominated and invested in Euros. The P7 portfolio was less than $10 million at June 30, 2011.

IFC has a flexible approach to managing the liquid assets portfolios by making investments on an aggregate portfolio basis against its benchmark within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, including futures and options, and takes positions in various sectors and countries. All positions are swapped back into US dollars.

All liquid assets are managed according to an investment authority approved by IFC's Board of Directors and investment guidelines approved by IFC's Corporate Risk Committee, a subcommittee of IFC's Management Team.

In addition to the six liquid asset portfolios, a P6 portfolio was created in FY08 in support of IFC's local currency lending capabilities. The P6 portfolio contains the proceeds of liquidity raised in local currency prior to disbursement and is managed by IFC's Treasury Department against local interbank rate indices. At June 30, 2011, this portfolio contained short-term money market instruments denominated in Brazilian reais, Russian rubles and Mexican pesos. The P6 portfolio totaled $0.6 billion at June 30, 2011 ($0.3 billion at June 30, 2010).

FUNDING RESOURCES

IFC's funding resources (comprising borrowings, capital and retained earnings) as of June 30, 2011 and June 30, 2010 are as follows:



FY11
Borrowings from market sources
Discount Note Program
Borrowings from IBRD
Paid-in capital
Retained earnings
FY10
Borrowings from market sources
Discount Note Program
Borrowings from IBRD
Paid-in capital
Retained earnings

During the period October 1, 2011 through November 18, 2011, IFC has undertaken borrowings from market sources with original maturities greater than three months totaling $1,405 million in the aggregate.

BORROWINGS

The major source of IFC's borrowings is the international capital markets. Under the Articles of Agreement, IFC may borrow in the public markets of a member country only with approvals from that member and also the member in whose currency the borrowing is denominated. IFC borrowed (after the effect of borrowing-related derivatives) $10.3 billion during FY11 ($8.8 billion in FY10 and $9.1 billion in FY09). In addition, IFC's Board of Directors has authorized the repurchase and/or redemption of debt obligations issued by IFC, which enhances the liquidity of IFC's borrowings. During FY11, IFC repurchased and retired $0.3 billion of outstanding debt ($0.9 billion in FY10 and $1.05 billion in FY09), generating gains on buybacks of $10 million in FY11 ($62 million – FY10 and $61 million — FY09).

IFC diversifies its borrowings by currency, country, source, and maturity to provide flexibility and cost-effectiveness. IFC also has a developmental role in helping open up new domestic markets to foreign issuers in its member countries. In FY11, IFC borrowed in thirteen currencies and in final maturities ranging from one to 30 years. Outstanding market borrowings have remaining maturities ranging from less than one year to approximately 30 years, with a weighted average remaining contractual maturity of 5.9 years at June 30, 2011 (6.5 years at June 30, 2010). Actual maturities may differ from contractual maturities due to the existence of call features in certain of IFC's borrowings.

Market borrowings are generally swapped into floating-rate obligations denominated in US dollars. As of June 30, 2011, IFC had gross payables from borrowing-related currency swaps of $16.0 billion ($13.7 billion at June 30, 2010) and from borrowing-related interest rate swaps in the notional principal payable amount of $30.7 billion ($23.1 billion at June 30, 2010). After the effect of these derivative instruments is taken into consideration, 99% of IFC's market borrowings at June 30, 2011 were variable rate US dollar-denominated (98% — June 30, 2010).

IFC's mandate to help develop domestic capital markets can result in providing local currency funds for onlending to its clients rather than being swapped into US dollars. At June 30, 2011, $0.4 billion of non-US dollar-denominated market borrowings in Chinese renminbi and C.F.A. francs were used for such purposes.

The weighted average cost of market borrowings after currency and interest rate swap transactions was 0.3% at June 30, 2011 (0.5% at June 30, 2010).

In the fourth quarter of FY09, IFC launched a short term discount note program to provide an additional liquidity management tool for IFC and to support certain of IFC's crisis response initiatives. The discount note program provides for issuances with maturities ranging from overnight to one year. At June 30, 2011, $1.5 billion was outstanding under this program ($1.4 billion — June 30, 2010).

Capital and Retained Earnings

As of June 30, 2011, IFC's total capital as reported in IFC's consolidated balance sheet amounted to $20.3 billion, up from the June 30, 2010 level of $18.4 billion. At June 30, 2011, total capital comprised $2.4 billion of paid-in capital, substantially unchanged from June 30, 2010, $16.4 billion of retained earnings ($14.8 billion at June 30, 2010), and $1.5 billion of AOCI ($1.2 billion at June 30, 2010).

As of June 30, 2011 and 2010, IFC's authorized capital was $2.45 billion, of which $2.37 billion was subscribed and paid in.

Special Capital Increase

On July 20, 2010, the Board of Directors recommended that the Board of Governors approve an increase in the authorized share capital of IFC of $130 million, to $2,580 million, and the issuance of $200 million of shares (including $70 million of unallocated shares).

Currently the voting power of each IFC member is the sum of its Basic Votes, fixed at 250 votes per member, and its share votes, with one vote for each share of IFC stock held. At present, Basic Votes represent 1.88% of total IFC voting power. The Board of Directors also recommended that the Board of Governors approve an increase in Basic Votes aimed at enhancing the voice and participation of developing and transition countries ("DTCs") and requiring an amendment to IFC's Articles of Agreement. Once the amendment to the Articles of Agreement becomes effective, the Basic Votes of each member shall be the number of votes that results from an equal distribution among all members of 5.55% of the aggregate sum of the voting power of all members.

The above is expected to result in a shift of the voting power to DTCs by 6.07% to 39.48%.

Designations of retained earnings

Beginning in the year ended June 30, 2004, IFC began a process of designating retained earnings to increase its support of advisory services and, subsequently, for performance-based grants ("PBG") (year ended June 30, 2005) ("FY05"), grants to IDA (year ended June 30, 2006 ("FY06")), the Global Infrastructure Project Development Fund (FY08), and IFC SME Ventures for IDA Countries (FY08). The levels and purposes of retained earnings designations are set based on Board of Director-approved principles, which are applied each year to assess IFC's financial capacity and to determine the maximum levels of retained earnings designations.

Amounts available to be designated are determined based on a Board of Director-approved income-based formula and, beginning in FY08, on a principles-based Board of Director-approved financial distribution policy, and are approved by IFC's Board of Directors. Expenditures for the various approved designations are recorded as expenses in IFC's consolidated income statement in the year in which they occur, and have the effect of reducing retained earnings designated for this specific purpose.

On August 5, 2010, IFC's Board of Directors approved a designation of $600 million of IFC's retained earnings for grants to IDA and $10 million for advisory services. On October 8, 2010, IFC's Board of Governors noted with approval these designations.

At June 30, 2011, retained earnings comprised $16,032 million of undesignated retained earnings ($14,307 million at June 30, 2010; and $12,251 million at June 30, 2009), $217 million of retained earnings designated for advisory services ($313 million at June 30, 2010; and $409 million at June 30, 2009), $54 million of retained earnings designated for PBG ($101 million at June 30, 2010; and $183 million at June 30, 2009), $30 million of retained earnings designated for the Global Infrastructure Project Development Fund ($30 million at June 30, 2010; and $100 million at June 30, 2009), and $34 million of retained earnings designated for IFC SME Ventures for IDA countries ($37 million at June 30, 2010; and $99 million at June 30, 2009).

FY11 Designations

On August 4, 2011, IFC's Board of Directors approved a designation of $330 million of IFC's retained earnings for grants to IDA and $69 million of IFC's retained earnings for advisory services. On September 23, 2011, IFC's Board of Governors noted with approval these designations.

ENTERPRISE RISK MANAGEMENT

In executing its sustainable private sector development business, IFC assumes various kinds of risks. Active management of these risks is a key determinant of IFC's success and its ability to maintain a stable capital and earning base, and is an essential part of its operations.

IFC's Senior Management has defined a comprehensive enterprise risk management framework within which risks are continuously identified, measured, controlled, monitored and analyzed. The framework is defined in terms of several interrelated dimensions. Its guiding principles provide the foundation for active management of risk in the conduct of IFC's business at all levels and across all areas of the organization under the supervision of the Board of Directors, the Executive Vice President/CEO and the Management Team. Risk appetite is defined and implemented in the form of exposure limits, and policies and procedures. The Risk Management Vice Presidency, together with independent institutional oversight bodies, monitors conformity with these. Risk governance is provided by a sub-committee of the Management Team, the Corporate Risk Committee which reviews all risk policies and sets risk standards for the Corporation and receives regular reports on different aspects of risk exposure and mitigation.

With the arrival of the World Bank Group Chief Risk Officer, IFC intends to build on the collaboration on risk management with IBRD and MIGA to ensure that the Board of Directors and Senior Management's needs for an integrated World Bank Group perspective on risk are effectively met.

KEY RISK MANAGEMENT PRINCIPLES

The key principles that guide IFC's integrated risk management framework are effective balancing of risk, development impact and reward; ensuring business decisions are based on an understanding of risks; not undertaking activities that could adversely impact its reputation; and shared responsibility for risk management across the Corporation.

RISK PROFILE

At the highest level, IFC's risk management objective is to preserve its reputation and financial soundness. There are diverse potential sources of adverse reputational and financial impact. Regarding reputation, the most significant factors include IFC's ability to adapt to a continuously changing world, the integrity and corporate governance of its business partners and clients, and the environmental and social effects of the projects IFC is associated with. Financial soundness is linked to the preservation of IFC's AAA rating, and is evidenced through, among other things, the recoverability of its loans, fluctuations in the value of its equity portfolio, and the liquidity of its liquid assets portfolio.

RISK APPETITE

IFC's risk appetite is the amount and type of risk IFC is willing to take or tolerate in pursuit of its objectives and is defined by self imposed constraints and drivers. IFC translates its risk appetite into risk limits, policies, procedures and directives and regularly measures, monitors and evaluates its risk profile to ensure that appropriate action is taken when its risk profile surpasses its risk appetite. IFC's capacity to take risks is restricted by its capital base. Examples of constraints and drivers include: (a) maintaining a AAA rating; (b) ensuring capital adequacy; (c) maintaining manageable exposure to "stress events"; (d) ensuring sound management of liquidity and funding risk; (e) ensuring IFC does not undertake engagements with potentially significant reputational impact; and (f) focusing on IFC's development goals.

RISK FOCAL AREAS

In FY11, IFC started producing an annual integrated risk monitoring report jointly with IBRD and MIGA. As part of this initiative, risk classifications were harmonized across the World Bank Group and a common three-level risk taxonomy was adopted. The key differences in the taxonomy across the World Bank Group are due to the different nature of each organization's business. Based on this realignment, the broad categories of risks for IFC are Strategic, Operational, Financial and Stakeholder risks.

IFC's Board of Directors and Board Committees oversee the overall risk tolerance for the Corporation and provide the highest level of oversight. Centralized risk management is provided by IFC Committees and Senior Management. IFC's Management Team, under the direction of the Executive Vice President/CEO, is responsible for the day-to-day operations of the Corporation, including oversight and management of existing and potential risks. The Risk Management Vice Presidency has oversight responsibility for financial and operational risks. Project-specific environmental, social and corporate governance issues that arise out of IFC's engagements are overseen by the Advisory Services Vice Presidency, and legal issues are overseen by the General Counsel Vice Presidency. There is a common and shared accountability for strategic and stakeholder risk management at the IFC Management Team level.

Two independent bodies that serve to ensure IFC remains accountable to shareholders on the one hand, and accessible by impacted and concerned stakeholders on the other hand, are the Independent Evaluation Group and the Compliance Advisor/Ombudsman, respectively. In addition, the World Bank Group's Internal Audit Vice Presidency monitors internal controls and governance and the World Bank Group's Integrity Vice Presidency is responsible for monitoring integrity in operations and investigating allegations of fraud and corruption.

RISK GOVERNANCE

IFC's risk governance structure provides the flexibility to meet the needs of an increasingly decentralized, client-facing, institution, while maintaining strong, coherent oversight of risks. IFC proactively manages all risks through its Management Committees. The Management Committees are comprised of the Corporate Risk Committee, the Corporate Equity Committee, the Corporate Operations Committee (supported by Regional Operations Committees) and the People and Leadership Committee.

MANAGING FINANCIAL AND REPUTATIONAL IMPACT

The consequence of not managing risks optimally is either financial loss or adverse impact to IFC's reputation. Reputational impact is of significant concern for IFC as the negative perception on the part of stakeholders and public in general can adversely affect IFC's ability to maintain existing, or establish new business relationships and continued access to sources of funding.

Financial and reputational impact of risks that IFC takes during the course of its business are closely monitored by risk oversight units and discussed with IFC's Senior Management formally by analyzing and reviewing trends in IFC's risk reports and by analyzing key financial indicators, financial ratios, external market conditions and events on a regular basis.

Communication activities related to reputational impact are managed by the Corporate Relations Department, which provides advice on strategic and crisis communications to mitigate and manage potential and

actual reputational impacts both at the corporate and the project level throughout the investment cycle. A team responsible for external and internal communications, public affairs, and brand and marketing, collaborates across the Corporation to develop and implement effective communications strategies.

FY11 enterprise risk highlights

In addition to the alignment of risk focal areas across the World Bank Group and development of an annual integrated risk monitoring report, highlights of significant changes made in FY11 are as follows:

- Established IFC Development Goals to express development results as objectives and move from tracking to goal setting in order to shape strategy and select new business.
- Continued to refine the Economic Capital approach in setting and monitoring limits to ensure that risk differentiations are taken into account in investment decisions.
- Continued to perform several country stress tests to review risks in the investment portfolio in light of the global recession and the sovereign debt crisis in Europe.
- Established a Regional Risk Director with responsibility for overseeing core risk functions of IFC in specific regions.
- Completed a corporate-wide rollout of Risk Control Self Assessment to identify and assess key operational risks.
- Continued to perform significant activities to ensure that internal controls over external financial reporting were working effectively.
- Established Regional Operating Committees to help IFC become more strategic in its decision-making, and respond faster to clients' needs.
- Mainstreamed a corporate governance review tool for application by the investment teams for any IFC investment process.

STRATEGIC RISK

IFC defines strategic risk as the potential reputation, financial, and other consequences of a failure to achieve its strategic mission, and in particular, the risk of not achieving IFC's purpose of furthering economic development by "encouraging the growth of productive private enterprise in member countries" and its vision "that people should have the opportunity to escape poverty and improve their lives."

The overall management of strategic risk is effected through the definition and implementation of an annual strategy for meeting IFC's mission and guidelines for its investment operations, advisory services, and treasury business lines. The strategy is developed by Senior Management and is approved by the Board of Directors. IFC monitors the implementation of strategy through many processes, including: corporate and department scorecards, cascading objectives and the Integrated Quarterly Management Report. The Independent Evaluation Group conducts ex post evaluations of the implementation of IFC's strategy on an ongoing basis.

Given the nature and scope of products and services that IFC provides its clients in furtherance of its development mandate, operational or business conflicts of interest can arise in the normal course of its activities. IFC recognizes that adverse reputational, client-relationship and other implications can arise if such conflicts are not properly managed. In order to properly manage operational or business conflicts, IFC has implemented processes directed at (i) the identification of such conflicts as and when they arise; and (ii) the application of mitigation measures specifically tailored to the circumstances pertaining to the identified conflicts.

For all IFC investments, project teams are required to specify development results expectations with time-bound targets upfront, using standard indicators. These indicators are tracked and the performance of the project is rated on an annual basis throughout the project life.

The key guiding principles and policies established as part of the framework for managing strategic risk consist of: an ex-ante assessment of strategic fit of each project; guiding principles for IFC's operations (catalytic role, business partnership and additionality); environment and social policies; and IFC sanctions procedures.

Guding principles for IFC's operations

Catalytic role: IFC will seek above all to be a catalyst in facilitating productive investments in the private sector of its developing member countries. It does so by mobilizing financing from both foreign and domestic investors from the private and public sectors.

Business partnership: IFC functions like a business in partnership with the private sector. Thus, IFC takes the same commercial risks as do private institutions, investing its funds under the discipline of the marketplace.

Additionality: IFC participates in an investment only when it can make a special contribution not offered or brought to the deal by other investors.

Sanctions procedures

In FY07, IFC established a set of procedures to sanction parties involved in IFC projects committing corrupt, fraudulent, collusive, coercive or obstructive practices. In April 2010, the World Bank Group concluded an agreement with other multilateral development banks ("MDBs") whereby entities debarred by one MDB may be sanctioned for the same misconduct by the other participating development banks. The enhanced emphasis on combating fraud and corruption does not change the high expectations IFC has always held for its staff, clients and projects, including due diligence and commitment to good corporate governance.

FY11 strategic risk highlights

IFC's development goals were established to express development results as objectives and move from tracking to goal setting in order to shape strategy and select new business.

FINANCIAL RISK

IFC defines financial risk as the risk of potential loss from credit or financial market related activities as well as the potential risk of jeopardizing IFC's financial soundness. IFC assumes financial risks in order to achieve its development and strategic objectives. IFC's financial risk framework is designed to allow the Corporation to take well-calculated risks within the boundaries of its overall risk appetite, which is based on the maintenance of its AAA rating. A key component of IFC's risk management framework is the use of economic capital as a common currency of risk and a measure of the Corporation's aggregate capital position and needs.

Financial risk management is about taking well-calculated risks within the boundaries of an institution's overall risk appetite. As such, IFC's financial risk management framework begins with a definition of its financial risk appetite, where risk appetite is defined as the amount and type of risk the Corporation is willing to take in pursuit of its business objectives. Following from that definition is a risk framework that encompasses strategy, capital planning, target setting, and risk monitoring and management. As a result, defining the appetite for risk is central to adopting and embedding enterprise risk management in IFC's business decisions, reporting, and day-to-day business activity.

An important consideration when setting IFC's risk appetite is the need to use capital efficiently, recognizing the trade-offs inherent in keeping capital in reserve. Capital that is not deployed has no financial or development impact. At the same time, keeping some capital in reserve allows IFC to maintain financial strength and to respond proactively in the event of a future crisis.

IFC's risk appetite as it pertains to financial risk has been defined by Senior Management and the Board of Directors as maintaining a AAA rating with a three-year risk horizon. To align its risk tolerance with this definition, IFC has used its economic capital framework to measure the capital required to meet these requirements and has developed risk policies and processes to manage its financial risk so that it remains within acceptable levels of risk tolerance. IFC translates its risk appetite into risk limits, policies, procedures, and directives, and it monitors and evaluates its risk profile to ensure that appropriate action is taken when its risk profile surpasses its risk appetite.

Key financial policies and guidelines

IFC operates under a number of key financial policies and guidelines as detailed below, which have been approved by its Board of Directors:

- Disbursed equity plus quasi-equity investments (net of impairment write-downs) may not exceed 100% of net worth.
- Minimum liquidity (liquid assets plus undrawn borrowing commitments from IBRD) must be sufficient at all times to cover at least 45% of IFC's estimated net cash requirements for the next three years.
- Loans are funded with liabilities having the same characteristics in terms of interest rate basis and currency and, for fixed rate loans, duration except for Board of Director-approved new products involving asset-liability mismatches.
- IFC maintains a minimum level of liquidity, consisting of proceeds from external funding, that covers at least 65% of the sum of: (i) 100% of committed but undisbursed straight senior loans; (ii) 30% of committed guarantees; and (iii) 30% of committed client risk management products.
- IFC is required to maintain a minimum level of total resources (including paid-in capital, total loss reserves and retained earnings, net of designations) equal to total potential losses for all on- and off-balance sheet exposures estimated at levels consistent with the maintenance of a AAA rating.

In addition, under IFC's Articles of Agreement, as long as IFC has outstanding borrowings from IBRD, IFC's leverage, as measured by the ratio of IFC's outstanding debt (borrowings plus outstanding guarantees) to IFC's net worth (using subscribed capital), may not exceed 4.0 to 1.

CREDIT RISK

IFC defines credit risk as the risk that third parties that owe IFC money, securities or other assets will not fulfill their obligations. These parties may default on their obligations to IFC due to bankruptcy, lack of liquidity, operational failure or other reasons. Credit risk management consists of policies, procedures and tools for managing credit risk, primarily in IFC's loan portfolio, but also related to counterparty risk taken in the liquid asset and borrowing portfolios. Credit risk management spans investment origination to final repayment or sale; it includes portfolio management and risk modeling activities that provide an integrated view of credit risks and their drivers across the Corporation. With respect to IFC's credit risk exposure to clients in developing emerging markets, at key steps during the investment approval process, information obtained from the investment departments is analyzed and an independent review of the credit risk of the transaction undertaken, including the assignment of a credit risk rating. The credit risk rating, together with investment size and product type, is a key input into the risk tiering that determines authority levels required for transaction approval. After commitment, the quality of IFC's investment portfolio is monitored according to supervision principles and procedures defined in the Operational Policies and Procedures. Responsibility for the day-to-day monitoring and management of credit risk in the portfolio rests with the individual investment departments.

Credit risk also includes concentration risk: the risk of extreme credit losses due to concentration of credit exposure to a common risk factor. IFC manages concentration risk through a number of operational and prudential limits, including limitations on single project/client exposure, single country exposure, and segment concentration. Similarly, credit policies and guidelines have been formulated covering treasury operations; these are subject to annual review and approval by the Corporate Risk Committee.

Credit risk across IFC's investment portfolio is monitored and managed through proactive identification of emerging risks and portfolio stress testing in focus sub-portfolios.

For jeopardy investments, rapid response and focused attention on portfolio projects that require more sophisticated workout and restructuring is undertaken. Early involvement is the key to recovery when projects get into difficulty. To help enable early involvement, seasoned professionals are part of the regional crisis response teams looking at potential issues with IFC's investments.

The credit risk of loans is quantified in terms of the probability of default, loss given default and exposure at risk. These risk parameters are used to determine risk based economic capital for capital adequacy, capital allocation and internal risk management purposes as well as for setting general loan loss reserves and limits.

Treasury counterparty credit risk is managed to mitigate potential losses from the failure of a trading counterparty to fulfill its contractual obligations. General counterparty eligibility criteria are set by IFC's Board of Director-approved Asset-Liability Management and Derivative Products Authorization and Liquid Asset Management General Investment Authorization. IFC's counterparties are subject to conservative eligibility criteria and are currently restricted to banks and financial institutions with high quality credit ratings by leading international credit rating agencies.

The eligibility criteria and limits of Treasury counterparties are stipulated by Liquid Asset Investment Guidelines and Treasury Counterparty Credit Limits Guidelines, both of which are approved by the Corporate Risk Committee.

Specifically, IFC has adopted the following key financial policies and guidelines that have been approved by the Corporate Risk Committee:

Investment operations

- IFC does not normally finance for its own account more than 25% of a project's cost.
- Total exposure to a country is based on the amount of economic capital required to support its investment portfolio in that country. Exposure limits are set for each country based on the size of its economy and its risk score. Sub-limits apply for certain sector exposures within a country.
- Lender of record exposure in a country may not exceed a specified percentage of a country's total long- and medium-term external debt. Lower trigger levels are set for certain countries.
- IFC's total exposure to a single obligor and groups of obligors may not exceed stipulated economic capital limits based on the riskiness of the obligor.

Portfolio management

- IFC's committed exposure in guarantees that are subrogated in local currency is limited to $300 million for currencies for which there are no adequate currency and interest rate risk hedging instruments as determined by IFC's Treasury Department at the time of commitment. There is a sublimit of $100 million for an individual currency under this limit.

Treasury operations

- Counterparties are subject to conservative eligibility criteria. For derivative instruments, IFC's counterparties are currently restricted to banks and financial institutions with a high quality credit rating (with a mark-to-market agreement) by leading international credit rating agencies. In addition to IFC's traditional use of top-rated international banks as swap counterparties, for the sole purpose of funding local currency loans, IFC has recently extended the universe of eligible swap counterparties to include central banks and selected local banks.
- Exposures to individual counterparties are subject to concentration limits. For derivatives, exposure is measured in terms of replacement cost for measuring total potential exposure. Institution-specific limits are updated at least quarterly based on changes in the total size of IFC derivatives portfolio or as needed according to changes in a counterparty's fundamental situation or credit status.
- To limit exposure, IFC signs collateral agreements with counterparties that require the posting of collateral when net mark-to-market exposure exceeds certain predetermined thresholds, which decrease as a counterparty's credit rating deteriorates. IFC also requires that low quality counterparties should not have more than 30% of total net-of-collateral exposures.

- Because counterparties can be downgraded during the life of a transaction, the agreements provide an option for IFC to terminate all swaps if the counterparty is downgraded below investment grade or if other early termination events occur that are standard in the market.
- For exchange-traded instruments, IFC limits credit risk by restricting transactions to a list of authorized exchanges, contracts and dealers, and by placing limits on the Corporation's position in each contract.

FY11 credit risk highlights

The quality of IFC's loan portfolio, as measured by aggregate risk ratings, improved between June 30, 2010 and June 30, 2011, although such risk ratings deteriorated marginally in the fourth quarter of FY11, reflecting recent developments in the Middle East and North Africa.

IFC does not recognize income on loans where collectibility is in doubt or payments of interest or principal are past due more than 60 days unless collection of interest is expected in the near future.

The amount of non-performing loans as a percentage of the disbursed loan portfolio[3], a key indicator of loan portfolio performance, was 4.7% at June 30, 2011 (4.8% at June 30, 2010). The principal amount outstanding on non-performing loans totaled $943 million at June 30, 2011, an increase of $66 million (7.5%) from the June 30, 2010 level of $877 million.

Total reserves against losses on loans at June 30, 2011, decreased to $1,307 million ($1,349 million at June 30, 2010). Total reserves against losses on loans are equivalent to 6.6% of the disbursed loan portfolio, (7.4% — June 30, 2010).

The five-year trend of non-performing loans is presented below:


Non-performing loans
$1,000
$800
$600
$400
$200
$-
$ millions
6.0
5.0
4.0
3.0
2.0
1.0
-
Percentage of
disbursed loans
FY06
FY07
FY08
FY09
FY10
Fiscal Year
$ millions
percentage of
disbursed loans

IFC operates under the assumption that the guarantee portfolio is exposed to the same idiosyncratic and systematic risks as IFC's loan portfolio and the inherent probable losses in the guarantee portfolio need to be covered by a reserve for loss. The reserve at June 30, 2011, was $24 million, unchanged from June 30, 2010, based on the year-end portfolio, and is included in payables and other liabilities on IFC's consolidated balance sheet. There was no provision for losses on loans and guarantees in the consolidated income statement in FY11 ($10 million — FY10).

In accordance with IFC's key financial policies and guidelines noted above, IFC holds collateral in the amount of $3,613 million at June 30, 2011 ($1,476 million – June 30, 2010).

MARKET RISK

IFC's exposure to market risk is minimized by adopting the matched-funding policy noted above and by using derivative instruments to convert assets and liabilities into floating rate US dollar assets and liabilities with similar duration.

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[3] Excluding "loan-like" debt securities.

Investment operations

Interest rate and currency exchange risk associated with fixed rate and/or non-US dollar lending is hedged via currency and interest rate swaps that convert cash flows into variable rate US dollar flows.

Market risk resulting from derivative transactions with clients, which are intended to facilitate clients' risk management, is minimized by entering into offsetting positions with highly rated market counterparties.

IFC takes equity risk in its local currency based emerging market investments. The portfolio is comprised of listed and unlisted equity investments. The Corporate Equity Committee provides guidance on IFC's overall strategy in equity investments, equity portfolio management and on asset allocation. While recognizing the nature of IFC as both a development institution and a long term investor and also the fact that most of the Corporation's equity investments are in private securities at the outset, the factors taken into account while making asset allocation decisions include developmental impact considerations, IFC's additionality and comparative advantages, country diversification, sector diversification, IFC's country exposure considerations, macro-economic considerations, global trends in equity markets, and valuations.

Liquid asset portfolios

The interest rate risk in the internally-managed liquid asset management portfolios is measured using a corporate value-at-risk model, which calculates daily value-at-risk measurements, interest rate duration and credit spread duration.

The P0, P1 and P3 portfolios are managed to variable rate US dollar benchmarks, on a portfolio basis. To this end, a variety of derivative instruments are used, including short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. IFC also takes both long and short positions in securities in the management of these portfolios to their respective benchmarks.

The primary source of market risk in the liquid asset portfolios is the P2 and P4 portfolios, which are managed to Barclay's 1-3 year US Treasury Index benchmark. P2 represents the portion of IFC's capital not disbursed as equity investments, and the benchmark reflects the chosen risk profile for this uninvested capital (paid-in capital and retained earnings). P4 represents an outsourced portion of the P2 portfolio. In addition, the P1 and P3 portfolios contain a degree of market risk (e.g., spread risk).

The P6 portfolio consists of foreign currency proceeds raised locally through swaps and other funding instruments to provide more flexible local currency loan products to clients.

The P7 portfolio is managed to six equal-weighted EURIBID deposits maturing at the next six monthly reset dates of outstanding liabilities, rebalanced at each calendar month-end.

Borrowing activities

Access to funding is maximized, and cost is minimized, by issuing debt securities in various capital markets in a variety of currencies, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a reference interest rate, or one or more foreign exchange rates.

Market risk associated with fixed rate obligations and structured instruments entered into as part of IFC's funding program is generally mitigated by using derivative instruments to convert them into variable rate US dollar obligations, consistent with the matched-funding policy.

Asset-liability management

While IFC's matched-funding policy provides a significant level of protection against currency and interest rate risk, IFC can be exposed to residual market risk in its overall asset and liability management of the funded

balance sheet. Residual currency risk arises from events such as changes in the level of non-US dollar loan loss reserves. The aggregate position in each lending currency is monitored on a daily basis and the risk is managed within a range of +/- $5 million equivalent in each currency.

Residual interest rate risk may arise from two main sources:

- Assets that are fully match-funded at inception, which can become mismatched over time due to write-downs, prepayments, or rescheduling; and
- Differing interest rate reset dates on assets and liabilities.

The residual risk is managed by measuring the sensitivity of the present value of assets and liabilities in each currency to a one basis point change in interest rates and managed on a daily basis within a range of +/- $50,000.

FY11 market risk highlights

Total liquid asset returns (comprising interest, realized and unrealized gains and losses, and foreign currency transaction gains and losses) were $529 million in FY11 ($815 million in FY10 and $474 million in FY09), of which $340 million was attributable to the P0, P1 and P3 portfolios ($393 million in FY10 and $156 million in FY09), $188 million was attributable to the P2 and P4 portfolios ($422 million in FY10 and $318 million in FY09)[4] and $1 million was attributable to the P7 portfolio ($0 in FY10 and FY09). The overall market environment in FY11 and the resulting impact on the performance of IFC's liquid assets portfolios are discussed in more detail in Section VII, Results of Operations.

Foreign currency transaction losses on non-trading activities for FY11 included in net income were $33 million ($82 million in FY10 and $10 million of gains in FY09). Foreign currency transaction gains on investments in debt securities accounted for as available-for-sale for FY11 included in other comprehensive income ("OCI") were $129 million ($53 million in FY10 and $69 million losses in FY09).

LIQUIDITY RISK

IFC's investments are predominantly illiquid in nature due to the lack of capital flows, the infrequency of transactions, and the lack of price transparency in many emerging markets. To offset this liquidity risk, strict investment eligibility criteria for the Liquid Asset portfolios are defined in the liquid asset management investment guidelines to ensure predominant liquidity of these funds. Examples of these requirements are minimum bond issue sizes, single bond issue concentration limits, and percentage of total bond issue limits. Consequently, a significant portion of the liquid assets is invested in highly liquid securities such as: (a) high quality foreign sovereign, sovereign-guaranteed and supranational fixed income instruments; (b) US Treasury or agency instruments; and (c) money market mutual funds. In the event of a liquidity crisis where market conditions are such that selling business investments is too costly or undesirable, or are such that market borrowings are too costly, these liquid assets will be available to be liquidated to provide the funds needed to support IFC's cash requirements.

The primary instruments for maintaining sufficient liquidity are IFC's six liquid asset portfolios, together with the P6 portfolio:

- P0, which is generally invested in short-dated deposits, money market funds, fixed certificates of deposits, one-month floater securities and repos, reflecting its use for short-term funding requirements
- P1 and P2, which are generally invested in: (a) high quality foreign sovereign, sovereign-guaranteed and supranational fixed income instruments; (b) US Treasury or agency instruments; (c) high quality ABS rated by at least two rating agencies and/or other high quality notes issued by corporations; (d) MBS; (e) interest rate futures and swaps to manage currency risk in the portfolio, as well as its duration relative to benchmark; and (f) cash deposits and repos

[4] In addition, FY08 income from liquid assets included $35 million from the P6 portfolio. Beginning in FY09, income from the P6 portfolio ($44 million in FY11; $27 million in FY10; $42 million in FY09) is reported in other income.

- P3, which is an outsourced portion of the P1 portfolio (managed by external managers)
- P4, which is an outsourced portion of the P2 portfolio (managed by external managers)
- P6, which is invested in short-term local currency money market instruments and local government securities
- P7, which consists of after-swap proceeds from variable-rate borrowings denominated and invested in Euros

FY11 liquidity risk highlights

On June 30, 2011, IFC's liquidity level stood at $24.5 billion ($21.0 billion on June 30, 2010). Current levels of liquid assets also represented 266% of the sum of (i) 100% of committed but undisbursed straight senior loans; (ii) 30% of committed guarantees; and (iii) 30% of committed client risk management products (190% on June 30, 2010).

FUNDING RISK

IFC's primary objective with respect to managing funding risk is to maintain its triple-A credit ratings and, thereby, maintain access to market funding as needed at the lowest possible cost.

The risk of higher funding costs is also reduced by IFC's annual funding targets, the US$ billion-dollar benchmark bonds, and the Discount Note Program. Accessing the capital markets for financing establishes investor confidence, liquidity, price transparency, and a diversified investor base, all of which help to reduce financing cost. IFC's Discount Note Program provides swift access to funded liquidity, to complement traditional funding sources, and to provide a natural funding source for short term financing programs.

FY11 funding risk highlights

During FY11, IFC raised $10.3 billion, net of derivatives ($8.8 billion in FY10 and $9.1 billion in FY09). The outstanding balance under the Discount Note Program at June 30, 2011 was $1.5 billion ($1.4 billion—June 30, 2010). Credit spreads on IFC's market borrowings were little changed throughout FY11. During FY10, credit spreads for IFC narrowed somewhat but remained wider than those generally experienced by IFC in FY09 and prior.

OPERATIONAL RISK

Consistent with *"Internal Convergence of Capital Measurement and Capital Standards, A Revised Framework"* issued by the Basel Committee on Banking Supervision in June 2004, IFC defines operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

IFC's Operational Risk Management ("ORM") program is based on a directive approved by the Corporate Risk Committee during FY10. This directive establishes the approach and roles and responsibilities for operational risk management in the Corporation.

IFC's ORM approach is designed to ensure that operational risks are identified, assessed, and managed so as to minimize potential adverse impacts and to enable Senior Management to determine which risks IFC will: (i) manage internally, as part of its ongoing business; (ii) mitigate through contingency planning; or (iii) transfer to third parties, whether by subcontracting, outsourcing, or insurance.

IFC seeks to mitigate the risks it manages internally by maintaining a comprehensive system of internal controls that is designed not only to identify the parameters of various risks but also to monitor and control those areas of particular concern.

IFC utilizes risk transfer, including insurance, at both the project and the institutional levels for mitigation of low frequency and high severity operational risks. At both levels, IFC identifies and evaluates risks, determines available contractual transfer and insurance options, implements the optimal structure, and tracks its effectiveness over time. IFC also insures its corporate assets and operations against catastrophic losses where commercially viable.

Other key components of IFC's operational risk management approach include:

- Operational risk assessment and measurement based on market practices and tools.
- Adoption of the COSO[5] control framework as the basis for its evaluation of the effectiveness of its internal controls over financial reporting.
- Ongoing independent review of the effectiveness of IFC's internal controls in selected key areas and functions performed by the Internal Audit Vice Presidency of the World Bank Group.
- Promoting data integrity in the Corporation based on its data management policy.
- Ensuring that processes and controls are in place to manage the risks in new products and initiatives before they are executed, through a New Products/Initiatives Assessment Group with representation from key business and support functions.

FY11 operational risk management highlights

IFC is continuing a multiyear effort to analyze and develop enhanced methodologies for identifying, measuring, monitoring and managing operational risk in its key activities. During FY11, IFC:

- Completed a corporate-wide roll-out of its Risk and Control Self Assessment methodology and synthesis of results for reporting to Senior Management and the Audit Committee.
- Began rolling out other operational risk management methodologies and tools, including risk events tracking, root cause analysis and key risk indicators.
- Conducted events to promote and raise awareness of operational risk management, including inviting experts from external organizations to share experiences and market practices on operational risk-related topics.
- Mainstreamed a corporate governance review tool for application by the investment team for any IFC investment process.

IFC also continues to focus on its preparedness to react to an emergency situation that could disrupt its normal operations.

During FY11 IFC:

- Updated its Business Impact Analysis, last conducted in FY08. This provides the basis for Senior Management to confirm the relative priority of IFC's business processes for recovery in the event of a disruption, based on the potential financial and reputational impact of disruption to each process.
- Maintained Emergency Management Teams in all regions; conducted emergency simulation exercises, in cooperation with IBRD, in its Washington, D.C. offices; and held emergency management workshops in larger country offices in selected regions.

Critical Accounting Policies

The Notes to IFC's FY11 Consolidated Financial Statements contain a summary of IFC's significant accounting policies, including a discussion of recently adopted accounting standards and accounting and financial reporting developments. Certain of these policies are considered to be "critical" to the portrayal of IFC's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain.

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[5] COSO refers to the Internal Control—Integrated Framework formulated by the Committee of Sponsoring Organizations of the Treadway Commission, which was convened by the US Congress in response to the well-publicized irregularities that occurred in the financial sector in the United States during the late 1980s.

- These policies include:

  (i) Determining the level of reserves against losses in the loan portfolio;

  (ii) Determining the level and nature of impairment for equity investments and debt securities carried at fair value with changes in fair value being reported in OCI and for equity investments accounted for at cost less impairment (where impairment is determined with reference to fair value);

  (iii) Determining the fair value of certain equity investments, debt securities, loans, liquid assets, borrowings and derivatives, which are accounted for at fair value with changes in fair value being reported in net income and OCI; and

  (iv) Determining the future pension and postretirement benefit costs and obligations using actuarial assumptions based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions.

Many of IFC's financial instruments are classified in accordance with the fair value hierarchy established by accounting standards for fair value measurements and disclosures where the fair value and/or impairment is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable.

Reserve Against Losses on Loans

IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan's contractual terms. The reserve against losses for impaired loans reflects management's judgment of the present value of expected future cash flows discounted at the loan's effective interest rate. The reserve against losses for loans includes an estimate of probable losses on loans inherent in the portfolio but not specifically identifiable. The reserve is established through periodic charges to income in the form of a provision for losses on loans. Loans written off, as well as any subsequent recoveries, are recorded through the reserve.

The assessment of the adequacy of reserves against losses for loans is highly dependent on management's judgment about factors such as its assessment of the financial capacity of borrowers, geographical concentration, industry, regional and macroeconomic conditions, and historical trends. Due to the inherent limitation of any particular estimation technique, management utilizes a capital pricing and risk framework to estimate the probable losses on loans inherent in the portfolio but not specifically identifiable. This Board of Director-approved framework uses actual loan loss history and aligns the loan loss provisioning framework with IFC's capital adequacy framework.

The reserve against losses on loans is separately reported in the consolidated balance sheet as a reduction of IFC's total loans. Increases or decreases in the reserve level are reported in the income statement as provision for losses or release of provision for losses on loans, and guarantees. The reserve against losses on loans relates only to the Client Services segment of IFC (see Note T to the FY11 Consolidated Financial Statements for further discussion of IFC's business segments).

Equity and Debt Security Impairment

IFC assesses all equity investments accounted for at fair value through OCI and all equity investments accounted for at cost less impairment for impairment each quarter. When impairment is identified and is deemed to be other than temporary, the equity investment is written down to its impaired value, which becomes the new cost basis in the equity investment. IFC generally presumes that all equity impairments are deemed to be other than temporary. Impairment losses on equity investments accounted for at cost less impairment are not reversed for subsequent recoveries in value of the equity investment until it is sold. Recoveries in value on equity investments accounted for at fair value through OCI that have been the subject of an other-than-temporary impairment write-down are reported in OCI until sold.

IFC assesses all debt security investments accounted for at fair value through OCI for impairment each quarter. When impairment is identified, the entire impairment is recognized in net income if certain conditions

are met (as detailed in Note A to IFC's FY11 Consolidated Financial Statements). However, if IFC does not intend to sell the debt security and it is not more likely than not that IFC will be required to sell the security, but the security has suffered a credit loss, the credit-related impairment loss is recognized in net income and the non-credit related loss is recognized in OCI.

VALUATION OF FINANCIAL INSTRUMENTS WITH NO QUOTED MARKET PRICES

IFC reports at fair value all of its derivative instruments, all of its liquid asset trading securities and certain borrowings, loans, equity investments and debt securities. In addition, various investment agreements contain embedded or stand-alone derivatives that, for accounting purposes, are separately accounted as either derivative assets or liabilities, including puts, caps, floors, and forwards. IFC classifies all financial instruments accounted for at fair value based on the fair value hierarchy established by accounting standards for fair value measurements and disclosures as described in more detail in Notes A and R to IFC's FY11 Consolidated Financial Statements.

Many of IFC's financial instruments accounted for at fair value have fair values that are based on unadjusted quoted market prices or using models where the significant assumptions and inputs are market-observable. The fair values of financial instruments valued using models where the significant assumptions and inputs are not market-observable are generally estimated using complex pricing models of the net present value of estimated future cash flows. Management makes numerous assumptions in developing pricing models, including an assessment about the counterparty's financial position and prospects, the appropriate discount rates, interest rates, and related volatility and expected movement in foreign currency exchange rates. Changes in assumptions could have a significant impact on the amounts reported as assets and liabilities and the related unrealized gains and losses reported in the income statement and statement of OCI. The fair value computations affect both the Client Services and Treasury segments of IFC (see Note T to the FY11 Consolidated Financial Statements for further discussion of IFC's business segments).

PENSION AND OTHER POSTRETIREMENT BENEFITS

IFC participates, along with IBRD and MIGA, in pension and postretirement benefit plans that cover substantially all of their staff members. All costs, assets and liabilities associated with the plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. The underlying actuarial assumptions used to determine the projected benefit obligations, fair value of plan assets and funded status associated with these plans are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. For further details, please refer to Note V to the FY11 Consolidated Financial Statements.

RESULTS OF OPERATIONS

OVERVIEW

The overall market environment has a significant influence on IFC's financial performance.

The main elements of IFC's net income and comprehensive income and influences on the level and variability of net income and comprehensive income from year to year are:

ELEMENTS	SIGNIFICANT INFLUENCES
Net income:	
Yield on interest earning assets	Market conditions including spread levels and degree of competition. Nonaccruals and recoveries of interest on loans formerly in nonaccrual status and income from participation notes on individual loans are also included in income from loans.
Liquid asset income	Realized and unrealized gains and losses on the liquid asset portfolios, which are driven by external factors such as: the interest rate environment; and liquidity of certain asset classes within the liquid asset portfolio.
Income from the equity investment portfolio	Performance of the equity portfolio (principally realized capital gains, dividends, equity impairment write-downs, gains on non-monetary exchanges and unrealized gains and losses on equity investments).
Provisions for losses on loans and guarantees	Risk assessment of borrowers and actual and forecasted levels of default.
Other income and expenses	Level of advisory services provided by IFC to its clients, the level of expense from the staff retirement and other benefits plans, and the approved administrative and other budgets.
Gains and losses on other non-trading financial instruments accounted for at fair value	Principally, differences between changes in fair values of borrowings, including IFC's credit spread, and associated derivative instruments and unrealized gains associated with the investment portfolio including puts, warrants and stock options which in part are dependent on the global climate for emerging markets.
Grants to IDA	Level of Board of Governors-approved grants to IDA.
Other comprehensive income:	
Unrealized gains and losses on listed equity investments and debt securities accounted for as available-for-sale	Global climate for emerging markets equities and company-specific performance. Such equity investments are valued using unadjusted quoted market prices and debt securities are valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.
Unrecognized net actuarial gains and losses and unrecognized prior service costs on benefit plans	Returns on pension plan assets and the key assumptions that underlay projected benefit obligations, including financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions.

The following paragraphs detail significant variances between FY11 and FY10, and FY10 and FY09, covering the periods included in IFC's FY11 Consolidated Financial Statements. Certain amounts in FY10 and FY09 have been reclassified to conform to the current year's presentation. Where applicable, the following paragraphs reflect reclassified prior year comparative information. Such reclassifications had no effect on net income or total assets.

FY11 VERSUS FY10

Net income

IFC has reported income before net gains and losses on other non-trading financial instruments accounted for at fair value and grants to IDA of $2,024 million, $261 million lower than the income before net gains and losses on other non-trading financial instruments accounted for at fair value and grants to IDA of $2,285 million in FY10.

The change in income before net gains and losses on other non-trading financial instruments and grants to IDA in FY11 when compared to FY10 was principally as a result of: (i) lower income from on equity investments; (ii) lower income from liquid asset trading activities; (iii) higher expenditures for advisory services and against other designated retained earnings; (iv) higher administrative and other expenses; lower income from debt securities; partially offset by: (i) higher service fees and other income; (ii) higher income from loans and guarantees; and a small release of provisions for losses on loans and guarantees as compared to a small charge.

IFC reported net gains on other non-trading financial instruments of $155 million in FY11 as compared with a net loss of $339 million in FY10, resulting in income before grants to IDA of $2,179 million in FY11, as compared to $1,946 million in FY10.

Grants to IDA totaled $600 million in FY11, as compared to $200 million in FY10. Accordingly, net income totaled $1,579 million in FY11, as compared with a net income of $1,746 million in FY10.

A more detailed analysis of the components of IFC's net income follows.

Income from loans and guarantees

IFC's primary interest earning asset is its loan portfolio. Income from loans and guarantees for FY11 totaled $877 million, compared with $801 million in FY10, an increase of $76 million.

The disbursed loan portfolio grew by $1,687 million, from $18,197 million at June 30, 2010 to $19,884 million at June 30, 2011. The overall interest rate environment was lower in FY11 than in FY10.

The weighted average contractual interest rate on loans at June 30, 2011 was 4.6%, unchanged from June 30, 2010, reflecting the lower overall interest rate environment existing at June 30, 2011 as compared with June 30, 2010, combined with marginally higher spreads to LIBOR on IFC's loans. These factors combined resulted in $28 million higher interest income than in FY10. Commitment and financial fees were $2 million higher than in FY10. Recoveries of interest on loans being removed from non-accrual status, net of reversals of income on loans being placed in nonaccrual status were unchanged from FY10. Income from IFC's participation notes over and above minimum contractual interest and other income was unchanged from FY10. Unrealized gains on loans accounted for at fair value and gains on non-monetary exchanges were $46 million higher than in FY10.

Income from equity investments

Income from the equity investment portfolio decreased by $174 million from an income of $1,638 million in FY10 to $1,464 million in FY11.

IFC generated realized gains on equity investments, including recoveries of previously written-off equity investments and net of losses on sales of equity investments, for FY11 of $737 million, as compared with $1,290 million for FY10, a decrease of $553 million. IFC sells equity investments where IFC's developmental role was complete, and where pre-determined sales trigger levels had been met and, where applicable, expiration of lock ups.

Gains on non-monetary exchanges totaled $217 million, as compared with $28 million in FY10. Two investments generated gains in excess of $20 million for a total of $192 million, or 88% of FY11 non-monetary gains. In FY10, no investments generated gains in excess of $20 million.

Total realized gains on equity investments are concentrated – in FY11, 10 investments generated individual capital gains in excess of $20 million for a total of $416 million, or 56%, of the FY11 gains, compared to 9 investments that generated individual capital gains in excess of $20 million for a total of $867 million, or 67%, of the FY10 gains.

Dividend income totaled $280 million, as compared with $285 million in FY10. Consistent with FY10, a significant amount of IFC's dividend income in FY11 was due to returns on IFC's joint ventures in the oil, gas and mining sectors accounted for under the cost recovery method, which totaled $57 million in FY11, as compared with $60 million in FY10.

Unrealized gains on equity investments that are accounted for at fair value through net income in FY11 totaled $454 million, as compared with income of $240 million in FY10. Six investments in equity funds accounted for $199 million of the unrealized gains in FY11. Individual investments in such Funds provided a significant component of the unrealized gains.

Income from debt securities

Income from debt securities decreased to $46 million in FY11 from $108 million in FY10, a decrease of $62 million. The largest components of the decrease were lower gains on non-monetary exchanges, resulting from conversions to equity investments, ($28 million) and lower unrealized gains on debt securities accounted for at fair value ($25 million), in FY11 when compared with FY10. Realized gains on debt securities were $16 million lower in FY11 as compared to FY10.

Provision for losses on loans and guarantees

The quality of IFC's loan portfolio, as measured by country risk ratings and credit risk ratings was substantially unchanged during FY11. Non-performing loans increased from $877 million (4.8%) of the disbursed loan portfolio at June 30, 2010 to $943 million (4.7%) at June 30, 2011. IFC recorded a release of provision for losses on loans and guarantees of $40 million in FY11 ($16 million release of specific provisions on loans, and $24 million release in portfolio provisions on loans) as compared to a provision for losses on loans and guarantees of $155 million in FY10 ($153 million in specific provisions, $8 million release in portfolio provisions, and $10 million in specific provisions on guarantees). On June 30, 2011, IFC's total reserves against losses on loans were 6.6% of the disbursed loan portfolio (7.4% at June 30, 2010).

Specific reserves against losses at June 30, 2011 of $382 million ($432 million at June 30, 2010) are held against impaired loans of $918 million ($984 million at June 30, 2010), a coverage ratio of 42% (44%).

Income from liquid asset trading activities

Income from liquid asset trading activities comprises interest from time deposits and securities, net gains and losses on trading activities, and a small currency translation effect. The liquid assets portfolio, net of derivatives and securities lending activities, increased from $21.0 billion at June 30, 2010, to $24.5 billion at June 30, 2011.

Income from liquid asset trading activities totaled $529 million in FY11 ($815 million in FY10). In FY11 and FY10, all liquid asset portfolios outperformed their respective benchmarks.

In addition to interest income and foreign currency transaction losses of $440 million, the portfolio of ABS and MBS showed fair value gains totaling $159 million in FY11. Holdings in other products, including US Treasuries, global government bonds, high quality corporate bonds and derivatives generated $70 million of losses in FY11.

At June 30, 2011, trading securities with a fair value of $210 million are classified as Level 3 securities ($177 million on June 30, 2010).

The P1 portfolio generated a return of $330 million in FY11, or 2.29%. In FY10, the P1 portfolio generated a return of $376 million, or 3.44%. The externally managed P3 portfolio, managed against the same variable rate benchmark as the P1 portfolio, returned $6 million in FY11, or 0.97%, $8 million lower than the $14 million, or 2.81% return in FY10.

The P2 and externally-managed P4 portfolios returned $179 million (3.33%) and $9 million (1.87%) in FY11, respectively, as compared to $404 million (7.28%) and $18 million (3.68%) in FY10.

IFC's P0 portfolio earned $4 million in FY11, a total return of 0.44%, as compared to $3 million (0.36%) in FY10. The P7 portfolio earned $1 million (1.32%) in FY11 as compared to $0 in FY10.

Charges on borrowings

IFC's charges on borrowings decreased by $23 million, from $163 million in FY10 to $140 million in FY11, largely reflecting the lower US dollar interest rate environment, when comparing FY11 and FY10. During FY11, IFC bought back $0.3 billion of its market borrowings ($0.9 billion in FY10). Charges on borrowings of $140 million in FY11 ($163 million in FY10) are reported net of gains on buybacks of $10 million ($62 million in FY10).

The weighted average rate of IFC's borrowings outstanding from market sources, after the effects of borrowing-related derivatives, and excluding short-term borrowings issued under the Discount Note Program, fell during the year from 0.5% at June 30, 2010 to 0.3% at June 30, 2011. The size of the borrowings portfolio (excluding the short-term Discount Note Program), net of borrowing-related derivatives and before fair value adjustments, increased by $5.1 billion during FY11 from $28.8 billion at June 30, 2010, to $33.9 billion at June 30, 2011.

Other income

Other income of $222 million for FY11 was $46 million higher than in FY10 ($176 million). Other income in FY11 includes income from the P6 local currency liquidity portfolio of $44 million ($27 million in FY10) and Management Fees and Service fee reimbursements from AMC of $28 million ($7 million in FY10).

Other expenses

Administrative expenses (the principal component of other expenses) increased by $36 million (5%) from $664 million in FY10 to $700 million in FY11. The increase in administrative expenses was largely due to salary increases and new hires. Administrative expenses include the grossing-up effect of certain revenues and expenses attributable to IFC's reimbursable program and jeopardy projects ($24 million in FY11, as compared with $36 million in FY10). IFC recorded an expense from pension and other postretirement benefit plans in FY11 of $109 million, as compared with $69 million in FY10, an increase driven by actuarial assumptions.

Expenditures for advisory services

Expenditures for advisory services in FY11 totaled $106 million, $5 million higher than in FY10.

Performance-based grants and IFC SME Ventures for IDA countries

Expenditures for PBGs and SME Ventures for IDA countries totaled $50 million in FY11, $41 million higher than in FY10. The increase is largely attributable to the last draw down of $37 million of infrastructure-related PBGs.

Net gains and losses on other non-trading financial instruments

As discussed in more detail in Note A to IFC's FY11 Consolidated Financial Statements, IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being

reported in net income, namely: (i) all swapped market borrowings; and (ii) all equity investments in which IFC has greater than 20% holdings and/or equity and fund investments which, in the absence of the Fair Value Option[6], would be required to be accounted for under the equity method. All other non-trading derivatives, including stand-alone and embedded derivatives in the loan, equity and debt security portfolios continue to be accounted for at fair value.

The resulting effects of fair value accounting for these non-trading financial instruments on net income in FY11 and FY10 can be summarized as follows (US$ millions):

	FY11	FY10
Realized gains and losses on derivatives associated with investments	$ 63	$ 5
Non-monetary gains on derivatives associated with investments	22	6
Unrealized gains and losses on derivatives associated with investments	(23)	(124)
Unrealized gains and losses on market borrowings and associated derivatives, net	93	(226)
Net gains and losses on other non-trading financial instruments accounted for at fair value	**$155**	**$(339)**

Changes in the fair value of IFC's market borrowings and associated derivatives, net includes the impact of changes in IFC's own credit spread when measured against US$ LIBOR. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter the cash flows. IFC's policy is to generally match currency, amount and timing of cash flows on market borrowings with cash flows on associated derivatives entered into contemporaneously.

In FY10, interest rates continued to decline in an environment still flush with liquidity after the shocks of the financial crisis the prior year, and appetite for risk in international capital markets slowly recovered. Risk premiums partially reverted although credit spreads remained elevated relative to pre-crisis norms. In FY11, the interest rate structure reached a bottom during the second quarter of the year and interest rates remained stable at low levels subsequently. Credit spreads were little changed throughout FY11 at around LIBOR flat for IFC's benchmark US$ global bond offerings. In FY10, credit spreads remained elevated relative to the levels that prevailed before FY09. As a result, IFC reported unrealized gains for FY11 of $93 million, as compared to unrealized losses of $226 million in FY10.

IFC reported net gains on derivatives associated with investments (principally put options, stock options, conversion features, warrants and loan hedging swaps) of $62 million in FY11 (net losses of $113 million in FY10). Gains and losses are highly concentrated, with five derivatives accounting for $140 million of gains and five derivatives accounting for $58 million of losses in FY11 (five derivatives accounting for $56 million of gains and five derivatives accounting for $84 million of losses in FY10).

Grants to IDA

During FY11, IFC recorded a grant to IDA of $600 million, as compared with $200 million in FY10.

Other comprehensive income

Unrealized gains and losses on equity investments and debt securities

IFC's investments in debt securities and equity investments that are listed in markets that provide readily determinable fair values at fair value are classified as available-for-sale, with unrealized gains and losses on such investments being reported in OCI until realized. When realized, the gain or loss is transferred to net income. Changes in unrealized gains and losses on equity investments and debt securities being reported in OCI are significantly impacted by (i) the global environment for emerging markets; and (ii) the realization of gains on sales of such equity investments and debt securities.

[6] FASB Accounting Standards Codification Topic 825, Financial Instruments

The net change in unrealized gains and losses on equity investments and debt securities in OCI can be summarized as follows:

	FY11	FY10
Net unrealized gains and losses on equity investments arising during the year:		
Unrealized gains	$ 697	$1,117
Unrealized losses	(309)	(198)
Reclassification adjustment for realized gains and impairment write-downs included in net income	(274)	(313)
Net unrealized gains on equity investments	$ 114	$ 606
Net unrealized gains and losses on debt securities arising during the year		
Unrealized gains	$ 234	$ 181
Unrealized losses	(97)	(61)
Reclassification adjustment for realized gains, non credit-related portion of impairment write-downs which were recognized in net income and impairment write-downs included in net income	4	(43)
Net unrealized gains on debt securities	$ 141	$ 77
Total unrealized gains on equity investments and debt securities	**$ 255**	**$ 683**

Unrecognized net actuarial gains and losses and unrecognized prior service costs on benefit plans

Changes in the funded status of pension and other postretirement benefit plans are recognized in OCI, to the extent they are not recognized in net income under periodic benefit cost for the year. During FY11, IFC experienced a decrease in the current value adjustment for unrecognized net periodic pension cost of $86 million, primarily reflecting a higher increase in the fair value of plan assets as compared to the increase in the projected benefit obligation.

FY10 VERSUS FY09

Net income

IFC has reported income before net losses on other non-trading financial instruments accounted for at fair value and grants to IDA of $2,285 million, $2,438 million higher than the loss before net gains and losses on other non-trading financial instruments accounted for at fair value and grants to IDA of $153 million in FY09.

The significant improvement in income before net losses on non-trading financial instruments and grants to IDA in FY10 when compared to FY09 was principally as a result of a generally improved operating environment for IFC's investment and liquid asset portfolios in FY10 as compared with that experienced in FY09. This resulted in: (i) lower impairment write-downs on equity investments; (ii) higher realized capital gains on equity sales and unrealized gains on equity investments accounted for at fair value in net income; (iii) lower provisions for losses on loans and guarantees; (iv) higher income from liquid asset trading activities; and (v) lower charges on borrowings.

IFC reported net losses on non-trading financial instruments of $339 million in FY10 as compared with a net gain of $452 million in FY09, resulting in income before grants to IDA of $1,946 million in FY10, as compared to $299 million in FY09.

Grants to IDA totaled $200 million in FY10, as compared to $450 million in FY09. Accordingly, net income (in accordance with US GAAP) totaled $1,746 million in FY10, as compared with a net loss of $151 million in FY09.

A more detailed analysis of the components of IFC's net income follows.

Income from loans and guarantees

IFC's primary interest earning asset is its loan portfolio. Income from loans and guarantees for FY10 totaled $801 million, compared with $871 million in FY09, a decrease of $70 million.

The disbursed loan portfolio grew by $1,449 million, from $16,748 million at June 30, 2009 to $18,197 million at June 30, 2010. The overall interest rate environment was lower in FY10 than in FY09.

The weighted average contractual interest rate on loans at June 30, 2010 was 4.6%, versus 5.0% at June 30, 2009, reflecting the lower overall interest rate environment existing at June 30, 2010 as compared with June 30, 2009. These factors combined resulted in $203 million lower interest income than in FY09. Commitment and financial fees were $29 million higher than in FY09. Recoveries of interest on loans being removed from non-accrual status, net of reversals of income on loans being placed in nonaccrual status, were $3 million higher in FY10 as compared to FY09. Income from IFC's participation notes, over and above minimum contractual interest, was $3 million lower in FY10 than in FY09. Unrealized gains on loans accounted for at fair value were $104 million higher than in FY09.

Income from equity investments

Income from the equity investment portfolio increased by $1,680 million from a loss of $42 million in FY09 to income of $1,638 million in FY10.

IFC generated realized gains on equity investments, including recoveries of previously written-off equity investments and net of losses on sales of equity investments, for FY10 of $1,290 million, as compared with $990 million for FY09, an increase of $300 million. IFC sells equity investments where IFC's developmental role was complete, and where pre-determined sales trigger levels had been met and, where applicable, expiration of lock ups.

Total realized gains on equity investments are concentrated – in FY10, 9 investments generated individual capital gains in excess of $20 million for a total of $867 million, or 67%, of the FY10 gains, compared to 9 investments that generated individual capital gains in excess of $20 million for a total of $723 million, or 73%, of the FY09 gains. A significant amount of gains ($885 million) were realized during the last three months of FY09, principally driven by the sale of one investment in the Oil, Gas and Mining sector that generated a gain of $592 million.

Dividend income totaled $285 million, as compared with $311 million in FY09. Consistent with FY09, a significant amount of IFC's dividend income in FY10 was due to returns on IFC's joint ventures in the oil, gas and mining sectors accounted for under the cost recovery method, which totaled $60 million in FY10, as compared with $56 million in FY09.

Unrealized gains on equity investments that are accounted for at fair value through net income in FY10 totaled $240 million, as compared with losses of $299 million in FY09.

Income from debt securities

Income from debt securities increased to $108 million in FY10 from $71 million in FY09, an increase of $37 million. The majority of the increase was attributable to higher unrealized gains on debt securities accounted for at fair value and higher non-monetary gains on debt securities, resulting from conversions to equity investments, in FY10 when compared with FY09. Unrealized gains on debt securities accounted for at fair value were $23 million higher in FY10 as compared to FY09.

Provision for losses on loans and guarantees

The quality of IFC's loan portfolio, as measured by country risk ratings and credit risk ratings was substantially unchanged during FY10. Non-performing loans as a percentage of the disbursed loan portfolio increased from 2.7% of the disbursed loan portfolio at June 30, 2009 to 4.8% of the disbursed loan portfolio at June 30, 2010. The increase in non-performing loans was largely due to two loans each with principal

outstanding in excess of $100 million being placed in non-performing status during FY10. IFC recorded a provision for losses on loans and guarantees of $155 million in FY10 ($153 million in specific provisions on loans, $8 million release of portfolio provisions on loans, and $10 million of provisions on guarantees) as compared to $438 million in FY09 ($109 million in specific provisions on loans, $332 million in portfolio provisions on loans, and a $3 million release of provisions on guarantees). On June 30, 2010, IFC's total reserves against losses on loans were 7.4% of the disbursed loan portfolio (7.4% at June 30, 2009).

Specific reserves against losses at June 30, 2010 of $432 million ($300 million at June 30, 2009) are held against impaired loans of $984 million ($552 million), a coverage ratio of 44% (54%).

Income from liquid asset trading activities

Income from liquid asset trading activities comprises interest from time deposits and securities, net gains and losses on trading activities, and a small currency translation effect. The liquid assets portfolio, net of derivatives and securities lending activities, increased from $17.9 billion at June 30, 2009, to $21.0 billion at June 30, 2010.

Income from liquid asset trading activities totaled $815 million in FY10 ($474 million in FY09). In FY10, all liquid asset portfolios outperformed their respective benchmarks. In FY09, the P1, P2, P3 and P4 portfolios underperformed their respective benchmarks and the P0 portfolio outperformed its benchmark. The main cause of the underperformances when compared to benchmark in FY09 was the poor performance of the holdings of ABS and MBS.

In addition to interest income of $358 million, the portfolio of ABS and MBS showed fair value gains totaling $419 million in FY10. Holdings in other products, including US Treasuries, global government bonds, high quality corporate bonds and derivatives generated $36 million of gains in FY10 and substantially all holdings in the liquid asset portfolio paid on schedule in FY10.

At June 30, 2010, trading securities with a fair value of $177 million are classified as Level 3 securities ($856 million on June 30, 2009).

The P1 portfolio generated a return[7] of $376 million in FY10, or 3.44%. In FY09, the P1 portfolio generated a return of $130 million, or 0.53%. The externally managed P3 portfolio, managed against the same variable rate benchmark as the P1 portfolio, returned $14 million in FY10, or 2.81%, $16 million higher than the negative $2 million, or 0.65% return in FY09.

The P2 and externally-managed P4 portfolios returned $404 million (7.28%) and $18 million (3.68%) in FY10, respectively, as compared to $293 million (5.87%) and $25 million (6.40%) in FY09.

IFC's P0 portfolio earned $3 million in FY10, a total return of 0.36%, as compared to $28 million (1.70%) in FY09.

Charges on borrowings

IFC's charges on borrowings decreased by $325 million, from $488 million in FY09 to $163 million in FY10, largely reflecting the lower US dollar interest rate environment, when comparing FY10 and FY09. During FY10, IFC bought back $0.9 billion of its market borrowings ($1.05 billion in FY09). Charges on borrowings of $163 million in FY10 ($488 million in FY09) are reported net of gains on buybacks of $62 million ($61 million in FY09).

The weighted average rate of IFC's borrowings outstanding from market sources, after the effects of borrowing-related derivatives, and excluding short-term borrowings issued under the Discount Note Program, fell during the year from 1.4% at June 30, 2009 to 0.5% at June 30, 2010. The size of the borrowings portfolio (excluding the short-term Discount Note Program), net of borrowing-related derivatives and before fair value adjustments, increased by $3.0 billion during FY10 from $25.8 billion at June 30, 2009, to $28.8 billion at June 30, 2010.

[7] Return percentages are reported gross of fees.

Other income

Other income of $176 million for FY10 was $23 million higher than in FY09 ($153 million). Other income in FY10 includes income from the P6 local currency liquidity portfolio of $27 million ($42 million in FY09).

Other expenses

Administrative expenses (the principal component of other expenses) increased by $82 million (14%) from $582 million in FY09 to $664 million in FY10. The increase in administrative expenses was largely due to increases in the following categories: (i) salary and related benefits; (ii) reinstatement of variable pay programs in FY10; and (iii) information technology and security. Administrative expenses include the grossing-up effect of certain revenues and expenses attributable to IFC's reimbursable program and jeopardy projects ($36 million in FY10, as compared with $31 million in FY09). IFC recorded an expense from pension and other postretirement benefit plans in FY10 of $69 million, as compared with $34 million in FY09.

Expenditures for advisory services

Expenditures for advisory services in FY10 totaled $101 million, $28 million or 22% lower than expenditures for advisory services of $129 million in FY09.

Performance-based grants and IFC SME Ventures for IDA countries

Expenditures were $9 million in FY10 ($6 million in FY09).

Net gains and losses on other non-trading financial instruments

As discussed in more detail in Note A to IFC's Consolidated Financial Statements as of and for the year ended June 30, 2011 ("FY10 Consolidated Financial Statements"), IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) all swapped market borrowings; and (ii) all equity investments in which IFC has greater than 20% holdings and/or equity and fund investments which, in the absence of the Fair Value Option, would be required to be accounted for under the equity method. All other non-trading derivatives, including stand-alone and embedded derivatives in the loan, equity and debt security portfolios continue to be accounted for at fair value.

The resulting effects of fair value accounting for these non-trading financial instruments on net income in FY10 and FY09 can be summarized as follows (US$ millions):

	FY10	FY09
Realized gains and losses on derivatives associated with investments	$ 5	$ —
Non-monetary gains and losses on derivatives associated with investments	6	45
Unrealized gains and losses on derivatives associated with investments	(124)	26
Unrealized gains and losses on market borrowings and associated derivatives, net	(226)	381
Net (losses) gains on other non-trading financial instruments accounted for at fair value	**$(339)**	**$452**

Prior to FY09, IFC's own credit spread had been relatively stable at sub-LIBOR rates — as such, there was no significant reported volatility associated with fair valuing IFC's market borrowings and associated derivatives. Beginning in the second quarter of FY09 and extending into the third quarter of FY09 as the global financial crisis worsened, IFC's own credit spreads, consistent with all supranationals and other triple-A rated institutions widened considerably but narrowed somewhat during the fourth quarter, although remaining LIBOR-plus at June 30, 2009. In FY10, as appetite for risk in international capital markets slowly recovered, credit spreads remained elevated relative to the levels that prevailed before FY09. As a result, IFC reported an unrealized loss for FY10 of $226 million, as compared to an unrealized gain of $381 million in FY09.

IFC reported a net loss on derivatives associated with equity investments (principally put options, stock options, conversion features and warrants) of $43 million in FY10. Gains and losses are highly concentrated, with five derivatives accounting for $56 million of gains and five derivatives accounting for $84 million of losses in FY10 (five derivatives accounting for $105 million of gains and five derivatives accounting for $55 million of losses in FY09).

Grants to IDA

During FY10, IFC recorded a grant to IDA of $200 million, as compared with $450 million in FY09.

Other comprehensive income

Unrealized gains and losses on equity investments and debt securities

The net change in unrealized gains and losses on equity investments and debt securities in OCI can be summarized as follows:

	FY10	FY09
Net unrealized gains and losses on equity investments arising during the year:		
Unrealized gains	$1,117	$ 180
Unrealized losses	(198)	(1,294)
Reclassification adjustment for realized gains and impairment write-downs included in net income	(313)	(357)
Net unrealized gains (losses) on equity investments	$ 606	$(1,471)
Net unrealized gains and losses on debt securities arising during the year		
Unrealized gains	$ 181	$ 57
Unrealized losses	(61)	(294)
Reclassification adjustment for realized gains, non credit-related portion of impairment write-downs which were recognized in net income and impairment write-downs included in net income	(43)	63
Net unrealized gains (losses) on debt securities	$ 77	$ (174)
Total unrealized gains (losses) on equity investments and debt securities	**$ 683**	**$(1,645)**

Unrecognized net actuarial gains and losses and unrecognized prior service costs on benefit plans

Changes in the funded status of pension and other postretirement benefit plans are recognized in OCI, to the extent they are not recognized in net income under periodic benefit cost for the year. During FY10, IFC experienced a decrease in the current value adjustment for unrecognized net periodic pension cost of $192 million, primarily reflecting a lower increase in the fair value of plan assets as compared to the increase in the projected benefit obligation.

GOVERNANCE

MANAGEMENT CHANGES

During FY11, the following changes occurred in the Senior Management of IFC:

Ms. Nina Shapiro retired as Vice President, Finance and Treasurer, effective December 31, 2010.

Mr. Michel G. Maila stepped down from his duties as Vice President, Risk Management, effective October 15, 2010.

Ms. Saadia Khairi was appointed as Vice President, Risk Management and Strategy, effective November 1, 2010.

Ms. Saadia Khairi's title became Vice President, Risk, Finance, and Strategy, effective May 2, 2011.

Ms. Saadia Khairi's title became Vice President, Risk Management, Financial Reporting and Corporate Strategy, effective June 16, 2011.

Mr. Jingdong Hua was appointed Vice President, Treasury and Information Technology, effective May 2, 2011.

Subsequent to June 30, 2011, the following changes have occurred in the Senior Management of IFC:

Mr. Jyrki Koskelo retired as Vice President, Global Industries, effective July 1, 2011.

Ms. Karin Finkelston was appointed Vice President, Asia Pacific, effective July 1, 2011.

Mr. Rashad Kaldany's title became Vice President, Global Industries, effective July 1, 2011.

Mr. Dimitris Tsitsiragos was appointed Vice President, Eastern and Southern Europe, Central Asia, Middle East and North Africa, effective July 1, 2011.

Ms. Rachel Kyte stepped down from her duties as Vice President, Business Advisory Services, effective September 19, 2011.

Ms. Nena Stoiljkovic was appointed Vice President, Advisory Services, effective September 19, 2011.

GENERAL GOVERNANCE

IFC's decision-making structure is comprised of the Board of Governors, the Board of Directors, the President, the Executive Vice President and CEO, other officers and staff. The Board of Governors is the highest decision-making authority. The Board of Governors has delegated to the Board of Directors authority to exercise all of the powers of IFC except those reserved to the Governors under the Articles of Agreement.

BOARD MEMBERSHIP

In accordance with its Articles of Agreement, members of IFC's Board of Directors are appointed or elected by their member governments. Currently, the Board of Directors is composed of 25 Directors. These Directors are neither officers nor staff of IFC. The President is the only management member of the Board of Directors, serving as a non-voting member and as Chairman of the Board of Directors.

The Board of Directors has established several Committees including:

- Committee on Development Effectiveness
- Audit Committee
- Budget Committee
- Personnel Committee
- Ethics Committee
- Committee on Governance and Administrative Matters

The Board of Directors and its Committees function in continuous session at the principal offices of the World Bank Group, as business requires. Each Committee's terms of reference establishes its respective roles and responsibilities. As Committees do not vote on issues, their role is primarily to serve the full Board of Directors in discharging its responsibilities.

The Board of Directors is responsible for the conduct of the general operations of IFC. The Directors are also responsible for presenting to the Board of Governors, at the Annual meetings, an audit of accounts, an administrative budget, and an annual report on operations and policies as well as other matters.

AUDIT COMMITTEE

Membership

The Audit Committee consists of eight members of the Board of Directors. Membership on the Committee is determined by the Board of Directors, based upon nominations by the Chairman of the Board of Directors, following informal consultation with the Directors.

Key Responsibilities

The Audit Committee is appointed by the Board of Directors to assist it in the oversight and assessment of IFC's finances and accounting, including the effectiveness of financial policies, the integrity of financial statements, the system of internal controls regarding finance, accounting and ethics (including fraud and corruption), and financial and operational risks. The Audit Committee also has the responsibility for reviewing the performance and recommending to the Board of Directors the appointment of the external auditor, as well as monitoring the independence of the external auditor. The Audit Committee participates in oversight of the internal audit function and reviews the annual internal audit plan. In the execution of its role, the Audit Committee discusses with management, the external auditors, and the internal auditors, financial issues and policies, which have a bearing on IFC's financial position and risk-bearing capacity. The Committee also reviews with the external auditor the financial statements prior to their publication and recommends the annual financial statements for approval of the Board of Directors. The Audit Committee updated its terms of reference in July 2009.

Executive sessions

Under the Committee's Terms of Reference, members of the Committee may convene in executive session at any time, without management present. The Committee meets separately in executive session with the external and internal auditors.

Access to resources and management

Throughout the year, the Audit Committee receives a large volume of information, which supports the preparation of the financial statements. The Audit Committee meets both formally and informally throughout the year to discuss relevant matters. Directors have complete access to management. The Audit Committee reviews and discusses with management topics contemplated in their Terms of Reference.

The Audit Committee has the capacity, under exceptional circumstances, to obtain advice and assistance from outside legal, accounting or other advisors as deemed appropriate.

Business conduct

Staff members' ethical obligations to the institution are embodied in its core values and principles of staff employment. In support of this commitment, the institution has in place a code of conduct, entitled Living our Values (the "Code"). The Code applies to all staff worldwide and is available on IBRD's Web site, www.worldbank.org.

In addition to the Code, Staff and Administrative Manuals, guidance for staff is also provided through programs, training materials, and other resources. Managers are responsible for ensuring that internal systems, policies, and procedures are consistently aligned with the World Bank Group's business conduct framework.

The World Bank Group has both an Ethics HelpLine and a Fraud and Corruption hotline. A third-party service offers numerous methods of world wide communication. Reporting channels include: phone, mail, email, anonymously, or through confidential submission through a website.

IFC has in place procedures for the receipt, retention and handling of recommendations and concerns relating to business conduct identified during accounting, internal control and auditing processes.

The World Bank Group's Staff Rules clarify and codify the obligations of staff in reporting suspected fraud, corruption or other misconduct that may threaten operations or governance of the World Bank Group. Additionally, these rules offer protection from retaliation. Strengthened whistleblower protections have also been implemented recently.

Auditor independence

The appointment of the external auditor of IFC is governed by a set of Board of Director-approved principles. Key features of those principles include:

- Prohibition of the external auditor from the provision of all non audit-related services;
- All audit-related services must be pre-approved on a case-by-case basis by the Board of Directors, upon recommendation of the Audit Committee;
- Mandatory rebidding of the external audit contract every five years, with a limitation of two consecutive terms and mandatory rotation thereafter.

External auditors are appointed to a five-year term of service. This is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Board of Directors.

Communication between the external auditor and the Audit Committee is ongoing, as frequently as is deemed necessary by either party. The Audit Committee has independent access to the external auditors. IFC's external auditors also follow the communication requirements with audit committees set out under U.S. generally accepted auditing standards.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

In FY11, IFC continued its practice of conducting an annual assessment of its internal controls over external financial reporting based on the criteria for effective internal control described by the COSO framework. Between FY06 and FY09, management had not sought the attestation to its published assertion on internal controls previously provided by IFC's external auditors. In FY11, IFC's external auditors have provided an attestation report that management's assertion regarding the effectiveness of internal control over external financial reporting is fairly stated in all material respects.

Management has carried out an evaluation of internal control over external financial reporting for the purpose of determining if there were any changes made in internal controls during the fiscal year covered by this report, that had materially affected, or would be reasonably likely to materially affect IFC's internal control over external financial reporting. As of June 30, 2011, no such significant changes had occurred.

Disclosure controls and procedures are those processes which are designed to ensure that information required to be disclosed is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure by IFC. Management has undertaken an evaluation of the effectiveness of such controls and procedures. Based on that evaluation, management has concluded that these controls and procedures were effective as of June 30, 2011.

AUDIT FEES

For FY11 and FY10, KPMG LLP ("KPMG") served as IFC's independent external auditors. The aggregate fees for professional services rendered for IFC, including reimbursable expense, by KPMG for FY11 and FY10 are as follows: Fees earned by KPMG for audit and audit-related services rendered to IFC, AMC and funds managed by AMC totaled $2.3 million ($2.0 million – FY10), comprising $2.0 million of audit services ($1.7 million – FY10) and $0.3 million of audit-related services ($0.3 million – FY10). Audit-related services performed by KPMG are closely related to audit services and in many cases could only be provided by IFC's independent external auditors. Such audit-related services include accounting consultations, financial statement translation services, comfort letters and other reporting in support of IFC's borrowing activities, and certain attestation services such as agreed upon procedures.

ORGANIZATION AND ADMINISTRATION OF IFC

MEMBERSHIP

IFC was organized in 1956 with an original membership of 56 countries, which has since grown to 182 member countries at June 30, 2011. Membership in IFC is open only to members of IBRD at such times and in accordance with such terms and conditions as IFC shall prescribe.

Although any member may withdraw from membership in IFC by delivering notice thereof in writing, any government which ceases to be a member remains liable for all its obligations to IFC. In the event of withdrawal, IFC will arrange for the repurchase of that government's capital stock in IFC. Also, a member may be suspended by a decision of a majority of the Governors exercising a majority of IFC's total voting power if such member fails to fulfill any of its obligations to IFC.

ADMINISTRATION

IFC's administration is comprised of the Board of Governors, the Board of Directors, the President, the Executive Vice President, other officers and staff.

All of the powers of IFC are vested in the Board of Governors which is composed of a Governor (and an Alternate Governor) appointed by each member country of IFC. Each member country has 250 votes plus one additional vote for each share of stock held by that member. Except as otherwise expressly provided in the Articles of Agreement, all matters before IFC are decided by a majority of the votes cast. The Board of Governors holds regular annual meetings, but has delegated to the Board of Directors authority to exercise all of the powers of IFC except those reserved to the Board of Governors under the Articles of Agreement.

The Board of Directors is responsible for the conduct of the general operations of IFC. It is composed of each Executive Director of IBRD who has been either (i) appointed by a member of IBRD which is also a member of IFC, or (ii) elected in an election in which the votes of at least one member of IBRD which is also a member of IFC shall have counted toward his or her election. Each Director is entitled to cast the number of votes which the member by which he or she was appointed, or the member (or members) that voted for his or her election, is entitled to cast. The Board of Directors presently consists of 25 Directors. Five Directors are appointed by individual members and the remaining 20 are elected by the Governors representing the other members. The President of IBRD is *ex officio* Chairman of the Board of Directors of IFC.

The President is the chief of the operating staff of IFC and is appointed by the Board of Directors. Under the direction and control of the Board of Directors, the President is responsible for the organization, appointment and dismissal of the officers and staff. The authority to conduct the ordinary business of IFC is vested in the Executive Vice President.

The following is a list of the principal officers of IFC as of November 18, 2011:

President	Robert B. Zoellick
Executive Vice President and Chief Executive Officer	Lars H. Thunell
Vice President, Human Resources, Communications, and Administration	Dorothy H. Berry
Vice President, Financial and Private Sector Development	Janamitra Devan
Vice President, Asia Pacific	Karin Finkelston
Vice President, Treasury and Information Technology	Jingdong Hua
Vice President, Global Industries	Rashad Kaldany
Vice President, Risk Management, Financial Reporting and Corporate Strategy	Saadia Khairi
Vice President and General Counsel	Rachel F. Robbins
Vice President, Advisory Services	Nena Stoiljkovic
Vice President, Sub-Saharan Africa, Latin America and the Caribbean, and Western Europe	Thierry Tanoh
Vice President, Eastern and Southern Europe, Central Asia, Middle East and North Africa	Dimitris Tsitsiragos
CEO, IFC Asset Management Company LLC (a wholly-owned subsidiary of IFC)	Gavin E.R. Wilson

IFC is a legal entity separate and distinct from IBRD. The funds of IFC are kept separate and apart from those of IBRD and obligations of IFC are not obligations of, or guaranteed by, IBRD.

The Articles of Agreement

The Articles of Agreement constitute IFC's governing charter. They prescribe IFC's purpose, capital structure and organization, authorize the operations in which it may engage, prescribe limitations on the carrying on of those operations and establish the status, privileges and immunities of IFC in its member countries. The Articles of Agreement also contain provisions with respect to the admission of additional members, the increase of the authorized capital stock of IFC, the terms and conditions under which IFC may invest its funds, the distribution of the net income of IFC to its members, the withdrawal and suspension of members and the suspension of operations of IFC.

Pursuant to its provisions, the Articles of Agreement may be amended only by a vote of three-fifths of the Governors exercising 85% of the total voting power (except for certain provisions the amendment of which requires the affirmative vote of all Governors). The Articles of Agreement further provide that questions of interpretation of provisions of the Articles of Agreement arising between any member and IFC or between members of IFC shall be decided by the Board of Directors. Its decisions may be referred by any member to the Board of Governors, whose decision is final. Pending the result of such reference, IFC may act on the basis of the decision of the Board of Directors.

Copies of the full text of the Articles of Agreement are available for inspection and distribution at IFC's head office in Washington, D.C. and are available at www.ifc.org.

Legal Status, Immunities and Privileges

The Articles of Agreement contain provisions which accord to IFC legal status and certain immunities and privileges in the territories of each of its members, including those summarized below.

IFC has full juridical personality with capacity to make contracts, to acquire and dispose of property and to sue and be sued. Actions may be brought against IFC only in a court of competent jurisdiction in the territories of a member in which IFC has an office, has appointed an agent to accept service of process, or has issued or guaranteed securities, but no action may be brought against IFC by a member or persons acting for or deriving claims from a member.

The Governors, Directors, Alternates and the officers and employees of IFC are immune from legal process for acts performed by them in their official capacities.

The archives of IFC are inviolable and the property and assets of IFC are immune from seizure, attachment or execution prior to delivery of final judgment against IFC. The property and assets of IFC are also immune from search, requisition, confiscation, expropriation or any other form of seizure by executive or legislative action.

IFC, its assets, property, income and its operations and transactions authorized by the Articles of Agreement, are immune from all taxation and customs duties imposed by a member country. IFC is also immune from liability for the collection or payment of any tax or duty.

Under the Articles of Agreement, securities issued or guaranteed by IFC and the interest or dividends thereon are not subject to any tax (a) which discriminates against such securities solely because they are issued or guaranteed by IFC or (b) if the sole jurisdictional basis for the tax is the place or currency in which such securities are issued, made payable or paid, or the location of any office or place of business maintained by IFC.

IFC in its discretion may waive any of the privileges and immunities conferred under the Articles of Agreement upon such conditions as it may determine.

MANAGEMENT'S DISCUSSION AND ANALYSIS AS OF AND FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2011

OVERVIEW OF FINANCIAL RESULTS

This Management's Discussion and Analysis should be read in conjunction with the IFC consolidated financial statements and Management's Discussion and Analysis for FY11. IFC undertakes no obligation to update any forward-looking statements.

IFC is an international organization, established in 1956, to further economic growth in its developing member countries by promoting private sector development. IFC is a member of the World Bank Group, which also comprises IBRD, IDA, MIGA, and ICSID. It is a legal entity separate and distinct from IBRD, IDA, MIGA, and ICSID, with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of IBRD. As of September 30, 2011, IFC's entire share capital was held by 183 member countries.

IFC's principal investment products are loans and equity investments, with smaller debt securities and guarantee portfolios. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders, through a variety of means comprising loan participations, parallel loans, sales of loans, the non-IFC portion of structured finance transactions, the non-IFC portion of commitments in IFC's initiatives, and the non-IFC investment portion of commitments in funds managed by IFC's wholly-owned subsidiary, AMC, collectively Core Mobilization. In addition, IFC offers an array of financial products and advisory services to private businesses in the developing world with a view to fulfilling its developmental mission. It also advises member governments on how to create an environment hospitable to the growth of private enterprise and foreign investment. Unlike most other multilateral institutions, IFC does not accept host government guarantees of its exposures. IFC raises virtually all of the funds for its lending activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with IBRD.

IFC's capital base and its assets and liabilities, other than its equity investments, are primarily denominated in US dollars. IFC seeks to minimize foreign exchange and interest rate risks by closely matching the currency and rate bases of its assets in various currencies with liabilities having the same characteristics. IFC generally manages non-equity investment related and certain lending related residual currency and interest rate risks by utilizing currency and interest rate swaps and other derivative instruments.

The Management's Discussion and Analysis contains forward looking statements which may be identified by such terms as "anticipates," "believes," "expects," "intends," "plans" or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IFC's control. Consequently, actual future results could differ materially from those currently anticipated.

BASIS OF PREPARATION OF IFC'S CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accounting and reporting policies of IFC conform to US GAAP. IFC's accounting policies are discussed in more detail in Note A to IFC's Condensed Consolidated Financial Statements as of and for the three months ended September 30, 2011 ("FY12 Q1 Financial Statements").

FINANCIAL PERFORMANCE SUMMARY

IFC's net income is affected by a number of factors that can result in volatile financial performance.

IFC reported income before net losses on other non-trading financial instruments accounted for at fair value and before grants to IDA of $794 million in the three months ended September 30, 2011 ("FY12 Q1"), as compared to $430 million in the three months ended September 30, 2010 ("FY11 Q1"). Net losses on other non-trading financial instruments accounted for at fair value totaled $49 million in FY12 Q1 ($34 million in FY11 Q1), resulting in income before grants to IDA of $745 million in FY12 Q1, as compared to $396 million in FY11 Q1. There were no grants to IDA in FY12 Q1 and FY11 Q1. Accordingly, IFC has reported net income (in accordance with US GAAP) of $745 million in FY12 Q1 ($396 million—FY11 Q1). IFC's financial performance is detailed more fully in Results of Operations.

The improvement in income before net losses on other non-trading financial instruments and grants to IDA in FY12 Q1 when compared to FY11 Q1 was principally as a result of: (i) higher realized capital gains on sales of equity investments; (ii) lower charges on borrowings; and (iii) higher release of provision for losses on loans and guarantees; partially offset by (i) higher unrealized losses on equity investments accounted for at fair value in net income; (ii) higher impairment write-downs on equity investments; and (iii) lower returns on liquid asset portfolio.

FINANCIAL RATIOS[8]

The table below presents selected financial ratios as of and for the three months ended September 30, 2011 and the year ended June 30, 2011:

	September 30, 2011	June 30, 2011
Return on average assets (%) (US GAAP-basis)	**4.3**	2.4
Return on average capital (%) (US GAAP-basis)	**14.7**	8.2
Deployable strategic capital (%)	**13**	10
External funding liquidity level (%)	**320**	266
Debt to equity ratio	**2.5:1**	2.6:1
Cash and liquid investments as a percentage of next three years' estimated net cash requirements (%)	**78**	83

IFC's leverage ratio was 2.5:1, well within the maximum of 4:1. The externally funded liquidity ratio was 320%, above the required minimum of 65% and IFC's overall liquidity as a percentage of the next 3 years' estimated net cash needs stood at 78%, above the minimum requirement of 45%.

CLIENT SERVICES

BUSINESS OVERVIEW

IFC fosters sustainable economic growth in developing countries by financing private sector investment, mobilizing capital in the international financial markets, and providing advisory services to businesses and governments.

IFC emphasizes five strategic priorities:

- strengthening the focus on frontier markets
- addressing climate change and ensuring environmental and social sustainability
- addressing constraints to private sector growth in infrastructure, health, education, and the food-supply chain
- developing local financial markets
- building long-term client relationships in emerging markets

For all new investments, IFC articulates the expected impact on sustainable development, and, as the projects mature, IFC assesses the quality of the development benefits realized. IFC's strategic priorities are aligned to advance the World Bank Group's global priorities.

IFC has three main business lines: Investment Services, Advisory Services, and Asset Management.

INVESTMENT SERVICES

IFC's investments are normally made in its developing member countries. The Articles of Agreement mandate that IFC shall invest in productive private enterprise. The requirement for private ownership does not

[8] Returns are annualized.

disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being totally or partially privatized.

IFC provides a range of financial products and services to its clients and develops financial tools that enable companies to manage risk and broaden their access to foreign and domestic capital markets. Investment services product lines include: loans, equity investments, trade finance, loan participations, structured finance, and client risk management services.

IFC carefully supervises its projects to monitor project performance and compliance with contractual obligations and with IFC's internal policies and procedures.

ADVISORY SERVICES

Advisory services are a critical tool for extending IFC's reach and expanding IFC's impact. Advisory services contribute significantly to IFC's additionality by improving the business-enabling environment for the private sector as well as the capabilities of private firms and service providers. IFC provides such services to promote sustainable private sector investment in developing countries. Through this work, which is funded in partnership with governments and other donors, IFC contributes to development where opportunities for development may be limited.

IFC's advisory services are organized into four business lines:

- Access to finance: to help increase the availability and affordability of financial services, particularly for micro, small, and medium enterprises.
- Investment climate: to help governments implement reforms that improve the business environment and help encourage and retain investment.
- Public-private partnerships: to advise governments on structuring public-private partnerships in infrastructure and other public services.
- Sustainable business: to support the development of markets that are sustainable and work for all members of society.

ASSET MANAGEMENT COMPANY

AMC, a wholly-owned subsidiary of IFC, mobilizes and manages third-party funds for investment in developing and frontier markets. AMC serves as the fund manager of private funds targeted at large institutional investors. AMC helps IFC mobilize additional capital resources for investment in productive private enterprise in developing countries.

At September 30, 2011, AMC managed four funds, the Equity Capitalization Fund; the Sub-Debt Capitalization Fund; the ALAC Fund; and the Africa Capitalization Fund.

The Capitalization Funds, established in FY09, help strengthen systemically important banks in emerging markets.

The ALAC Fund was established in FY10. The ALAC fund co-invests with IFC or independently invests in equity investments across a range of sectors in Sub-Saharan Africa, Latin America, and the Caribbean.

The Africa Capitalization Fund was established in FY11 to capitalize systemically important commercial banking institutions in northern and Sub-Saharan Africa.

The activities of the funds managed by AMC at September 30, 2011 and 2010 can be summarized as follows (US$ millions unless otherwise indicated):

	Equity Capitalization Fund	Sub-Debt Capitalization Fund	ALAC Fund	Africa Capitalization Fund	Total
Assets under management at September 30, 2011	$1,275	$1,725	$1,000	$55	$4,055
From IFC	775	225	200	—	1,200
From other investors	500	1,500	800	55	2,855
For the three months ended September 30, 2011					
Fund Commitments to Investees:					
From IFC	—	5	9	—	14
From other investors	—	33	35	—	68
Disbursements from investors to Fund:					
From IFC	6	—	6	—	12
From other investors	4	3	25	4	36
Disbursements made by Fund	4	—	13	3	20
Disbursements made by Fund (number)	1	—	2	1	4

	Equity Capitalization Fund	Sub-Debt Capitalization Fund	ALAC Fund	Africa Capitalization Fund	Total
Assets under management at September 30, 2010	$1,275	$1,725	$900	$55	$3,955
From IFC	775	225	180	—	1,180
From other investors	500	1,500	720	55	2,775
For the three months ended September 30, 2010					
Fund Commitments to Investees:					
From IFC	—	—	11	—	11
From other investors	—	—	45	—	45
Disbursements from investors to Fund:					
From IFC	36	—	11	—	47
From other investors	23	2	43	—	68
Disbursements made by Fund	53	—	60	—	113
Disbursements made by Fund (number)	1	—	3	—	4

INVESTMENT PROGRAM SUMMARY

Commitments

In FY12 Q1, total commitments were $3,243 million, compared with $3,526 million in FY11 Q1, of which IFC commitments totaled $2,461 million ($2,203 million—FY11 Q1) and Core Mobilization totaled $782 million ($1,323 million—FY11 Q1).

FY12 Q1 and FY11 Q1 total commitments comprised the following (US$ millions):

	FY12 Q1	FY11 Q1
Total commitments	**$3,243**	**$3,526**
IFC commitments[9]		
Loans	$ 753	$ 817
Equity investments	346	505
Guarantees:		
GTFP	1,297	758
Other	62	83
Client risk management	3	40
Total IFC commitments	**$2,461**	**$2,203**
Core Mobilization		
Loan participations, structured finance, parallel loans, sales of loans and other mobilization		
Loan participations	$ 354	$ 609
Parallel loans	297	162
Sales of loans and other mobilization	—	32
Total loan participations, structured finance, parallel loans and sales of loans and other mobilization	$ 651	$ 803
AMC		
IFC Capitalization Sub-debt Fund	$ 33	$ —
ALAC Fund	35	45
Total AMC	$ 68	$ 45
Other initiatives		
Global Trade Liquidity Program	$ —	$ —
Infrastructure Crisis Facility	63	—
Total other initiatives	$ 63	$ 475
Total Core Mobilization	**$ 782**	**$1,323**
Core Mobilization Ratio	**0.32**	**0.60**

Core mobilization

Core Mobilization is defined as financing from entities other than IFC that becomes available to clients due to IFC's direct involvement in raising resources. IFC finances only a portion, usually not more than 25%, of the cost of any project. All IFC-financed projects, therefore, require other financial partners. IFC mobilizes such private sector finance from other entities through loan participations, parallel loans, partial credit guarantees, securitizations, loan sales, and risk sharing facilities. In FY09, IFC launched AMC and a number of other initiatives, each with a core resource mobilization component, and revised its resource mobilization definition accordingly to include these in the measure.

[9] Debt security commitments are included in loans and equity investments based on their predominant characteristics.

Core mobilization ratio

The core mobilization ratio is defined as:

$$\frac{\text{Loan participations + parallel loans + sales of loans + non-IFC investment part of structured finance + non-IFC commitments in initiatives + non-IFC investments committed in funds managed by AMC}}{\text{Commitments (IFC investments + IFC portion of structured finance + IFC commitments in new initiatives + IFC investments committed in funds managed by AMC)}}$$

For each dollar that IFC committed, IFC mobilized (in the form of B-loans, parallel loans, sales of loans, the non-IFC portion of structured finance and the non-IFC commitments in initiatives, and the non-IFC investments committed in funds managed by AMC) $0.32 in FY12 Q1 ($0.60 in FY11 Q1).

Disbursements

IFC disbursed $2,041 million for its own account in FY12 Q1 ($1,674 million in FY11 Q1): $1,402 million of loans ($1,178 million in FY11 Q1), $399 million of equity investments ($407 million in FY11 Q1), and $240 million of debt securities ($89 million in FY11 Q1).

Disbursed investment portfolio

IFC's total disbursed investment portfolio (a non-US GAAP performance measure) was $28,694 million at September 30, 2011 ($28,731 million at June 30, 2011), comprising the disbursed loan portfolio of $19,942 million ($19,884 million at June 30, 2011), the disbursed equity portfolio of $6,671 million ($6,732 million at June 30, 2011), and the disbursed debt security portfolio of $2,081 million ($2,115 million at June 30, 2011).

Guarantees and Partial Credit Guarantees

IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. IFC's guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees, but when a guarantee is called, the client will generally be obligated to reimburse IFC in US dollar terms. Guarantee fees are consistent with IFC's loan pricing policies. Guarantees signed at September 30, 2011 totaled $4,124 million ($4,081 million at June 30, 2011).

LIQUID ASSETS

IFC invests its liquid assets portfolio in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high quality corporate issuers; these include ABS and MBS, time deposits, and other unconditional obligations of banks and financial institutions. Diversification in multiple dimensions ensures a favorable risk return profile. IFC manages the market risk associated with these investments through a variety of hedging techniques including derivatives, principally currency and interest rate swaps and financial futures.

IFC's liquid assets are invested in six separate portfolios, internally named P0 through P4, and P7. All six portfolios are accounted for as trading portfolios.

The P7 portfolio was created in FY10, which contains the after-swap proceeds from variable-rate borrowings denominated and invested in Euros. The P7 portfolio was less than $10 million at September 30, 2011.

IFC has a flexible approach to managing the liquid assets portfolios by making investments on an aggregate portfolio basis against its benchmark within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, including futures and options, and takes positions in various sectors and countries. All positions are swapped back into US dollars.

All liquid assets are managed according to an investment authority approved by IFC's Board of Directors and investment guidelines approved by IFC's Corporate Risk Committee, a subcommittee of IFC's Management Team.

In addition to the six liquid asset portfolios, a P6 portfolio was created in FY08 in support of IFC's local currency lending capabilities. The P6 portfolio contains the proceeds of liquidity raised in local currency prior to disbursement and is managed by IFC's Treasury Department against local interbank rate indices. At September 30, 2011 this portfolio contained short-term money market instruments denominated in Brazilian reais, Russian rubles, Mexican pesos, Turkish lira and South African rand. The P6 portfolio totaled $0.5 billion at September 30, 2011 ($0.6 billion at June 30, 2011).

FUNDING RESOURCES

BORROWINGS

The major source of IFC's borrowings is the international capital markets. Under the Articles of Agreement, IFC may borrow in the public markets of a member country only with approvals from that member and also the member in whose currency the borrowing is denominated. IFC borrowed (after the effect of borrowing-related derivatives) $2.9 billion during FY12 Q1 ($1.8 billion in FY11 Q1), largely as a result of anticipated growth in IFC's investment disbursements.

Market borrowings are generally swapped into floating-rate obligations denominated in US dollars. IFC's mandate to help develop domestic capital markets can result in providing local currency funds for onlending to its clients rather than being swapped into US dollars. At September 30, 2011, $0.4 billion of non-US dollar-denominated market borrowings in Chinese renminbi and C.F.A. francs were used for such purposes ($0.4 billion—June 30, 2011).

CAPITAL AND RETAINED EARNINGS

As of September 30, 2011, IFC's total capital as reported in IFC's condensed consolidated balance sheet amounted to $20.3 billion, substantially unchanged from the June 30, 2011 level. At September 30, 2011, total capital comprised $2.4 billion of paid-in capital, substantially unchanged from June 30, 2011, $17.1 billion of retained earnings ($16.4 billion at June 30, 2011), and $0.8 billion of accumulated other comprehensive income ($1.5 billion at June 30, 2011).

As of September 30, 2011 and June 30, 2011, IFC's authorized capital was $2.45 billion, of which $2.37 billion was subscribed and paid in.

Special Capital Increase

On July 20, 2010, the Board of Directors recommended that the Board of Governors approve an increase in the authorized share capital of IFC of $130 million, to $2,580 million, and the issuance of $200 million of shares (including $70 million of unallocated shares).

Currently the voting power of each IFC member is the sum of its Basic Votes, fixed at 250 votes per member, and its share votes, with one vote for each share of IFC stock held. At present, Basic Votes represent 1.88% of total IFC voting power. The Board of Directors also recommended that the Board of Governors approve an increase in Basic Votes aimed at enhancing the voice and participation of DTCs and requiring an amendment to IFC's Articles of Agreement. Once the amendment to the Articles of Agreement becomes effective, the Basic Votes of each member shall be the number of votes that results from an equal distribution among all members of 5.55% of the aggregate sum of the voting power of all members.

The above is expected to result in a shift of the voting power to DTCs by 6.07% to 39.48%.

Designations of retained earnings

Beginning in the year ended June 30, 2004, IFC began a process of designating retained earnings to increase its support of advisory services and, subsequently, for performance-based grants (FY05), grants to IDA (FY06), the Global Infrastructure Project Development Fund (FY08), and IFC SME Ventures for IDA Countries (FY08). The levels and purposes of retained earnings designations are set based on Board of Director-approved principles, which are applied each year to assess IFC's financial capacity and to determine the maximum levels of retained earnings designations.

Amounts available to be designated are determined based on a Board of Director-approved income-based formula and, beginning in FY08, on a principles-based Board of Director-approved financial distribution policy, and are approved by IFC's Board of Directors. Expenditures for the various approved designations are recorded as expenses in IFC's condensed consolidated income statement in the year in which they occur, and have the effect of reducing retained earnings designated for this specific purpose.

On August 4, 2011, IFC's Board of Directors approved a designation of $330 million of IFC's retained earnings for grants to IDA and $69 million for advisory services. On September 23, 2011, IFC's Board of Governors noted with approval these designations.

At September 30, 2011, retained earnings comprised $16,370 million of undesignated retained earnings ($16,032 million at June 30, 2011); $330 million of retained earnings designated for grants to IDA ($0 at June 30,2011); $295 million of retained earnings designated for advisory services ($217 million at June 30, 2011), $53 million of retained earnings designated for PBG ($54 million at June 30, 2011), $30 million of retained earnings designated for the Global Infrastructure Project Development Fund ($30 million at June 30, 2011), and $34 million of retained earnings designated for IFC SME Ventures for IDA countries ($34 million at June 30, 2011).

At September 30, 2011 and June 30, 2011, retained earnings comprised the following (US$ millions):

	September 30. 2011	June 30, 2011
Undesignated retained earnings	**$16,370**	**$16,032**
Designated retained earnings		
Grants to IDA	330	—
Advisory services	295	217
PBG	53	54
IFC SME Ventures for IDA countries and Global Infrastructure Project Development Fund	64	64
Total designated retained earnings	$ 742	$ 335
Total retained earnings	**$17,112**	**$16,367**

Results of Operations

OVERVIEW

The overall market environment has a significant influence on IFC's financial performance.

The main elements of IFC's net income and comprehensive income and influences on the level and variability of net income and comprehensive income are:

ELEMENTS	SIGNIFICANT INFLUENCES
Net income:	
Yield on interest earning assets	Market conditions including spread levels and degree of competition. Nonaccruals and recoveries of interest on loans formerly in nonaccrual status and income from participation notes on individual loans are also included in income from loans.
Liquid asset income	Realized and unrealized gains and losses on the liquid asset portfolios, which are driven by external factors such as: the interest rate environment; and liquidity of certain asset classes within the liquid asset portfolio.
Income from the equity investment portfolio	Performance of the equity portfolio (principally realized capital gains, dividends, equity impairment write-downs, gains on non-monetary exchanges and unrealized gains and losses on equity investments), which is driven in part by trends in emerging markets equity performance.
Provisions for losses on loans and guarantees	Risk assessment of borrowers and actual and forecasted levels of default.
Other income and expenses	Level of advisory services provided by IFC to its clients, the level of expense from the staff retirement and other benefits plans, and the approved administrative and other budgets.
Gains and losses on other non-trading financial instruments accounted for at fair value	Principally, differences between changes in fair values of borrowings, including IFC's credit spread, and associated derivative instruments and unrealized gains associated with the investment portfolio including puts, warrants and stock options which in part are dependent on the global climate for emerging markets.
Grants to IDA	Level of Board of Governors-approved grants to IDA.
Other comprehensive income:	
Unrealized gains and losses on listed equity investments and debt securities accounted for as available-for-sale	Global climate for emerging markets equities and company-specific performance. Such equity investments are valued using unadjusted quoted market prices and debt securities are valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.
Unrecognized net actuarial gains and losses and unrecognized prior service costs on benefit plans	Returns on pension plan assets and the key assumptions that underlay projected benefit obligations, including financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions.

The following paragraphs detail significant variances between FY12 Q1 and FY11 Q1, covering the periods included in IFC's FY12 Q1 Financial Statements. Certain amounts in FY11 Q1 have been reclassified to conform to the current year's presentation. Such reclassifications had no effect on net income or total assets.

FY12 Q1 VERSUS FY11 Q1

Net Income

IFC has reported income before net gains and losses on other non-trading financial instruments accounted for at fair value of $794 million, $364 million higher than the income before net gains and losses on other non-trading financial instruments accounted for at fair value of $430 million in FY11 Q1.

The change in income before net gains and losses on other non-trading financial instruments in FY12 Q1 when compared to FY11 Q1 was principally as a result of: (i) higher realized capital gains on sales of equity investments; (ii) lower charges on borrowings; and (iii) higher release of provision for losses on loans and guarantees; partially offset by (i) higher unrealized losses on equity investments accounted for at fair value in net income; (ii) higher impairment write-downs on equity investments; and (iii) lower returns on liquid assets portfolio.

IFC reported net losses on other non-trading financial instruments of $49 million in FY12 Q1, as compared with a net loss of $34 million in FY11 Q1. Accordingly, net income totaled $745 million in FY12 Q1, as compared with a net income of $396 million in FY11 Q1.

Income from loans and guarantees

IFC's primary interest earning asset is its loan portfolio. Income from loans and guarantees for FY12 Q1 totaled $184 million, compared with $203 million in FY11 Q1, a decrease of $19 million.

The disbursed loan portfolio grew by $745 million, from $19,197 million at September 30, 2010 to $19,942 million at September 30, 2011 ($19,884 million at June 30, 2011). The overall interest rate environment was lower in FY12 Q1 than in FY11 Q1.

The weighted average contractual interest rate on loans at September 30, 2011 was 4.7% (4.6% at June 30, 2011), unchanged from 4.7% at September 30, 2010, combined with marginally higher spreads to LIBOR on IFC's loans, resulted in $24 million higher interest income than in FY11 Q1. Commitment fees and financial fees were $2 million higher than in FY11 Q1. Recoveries of interest on loans removed from non-accrual status, net of reversals of income on loans placed in nonaccrual status were $6 million lower than in FY11 Q1. Income from IFC's participation notes over and above minimum contractual interest and other income was $7 million higher than in FY11 Q1. Unrealized losses on loans accounted for at fair value were $29 million in FY12 Q1, as compared to unrealized gains of $17 million in FY11 Q1.

Income from equity investments

Income from the equity investment portfolio increased by $328 million, from an income of $291 million in FY11 Q1 to $619 million in FY12 Q1.

IFC generated realized gains on equity investments, including recoveries of previously written-off equity investments and net of losses on sales of equity investments, for FY12 Q1 of $972 million, as compared with $94 million for FY11 Q1, an increase of $878 million. IFC sells equity investments where IFC's developmental role was complete, and where pre-determined sales trigger levels had been met and, where applicable, expiration of lock ups.

Total realized gains on equity investments are concentrated—in FY12 Q1, six investments generated individual capital gains in excess of $20 million for a total of $894 million, or 92%, of the FY12 Q1 gains, compared to one investment that generated individual capital gain in excess of $20 million for a total of $29 million, or 31%, of the FY11 Q1 gains.

Dividend income totaled $81 million in FY12 Q1, as compared with $105 million in FY11 Q1. Consistent with FY11 Q1, a significant amount of IFC's dividend income in FY12 Q1 was due to returns on IFC's joint ventures in the oil, gas and mining sectors accounted for under the cost recovery method, which totaled $16 million in FY12 Q1, as compared with $15 million in FY11 Q1.

Unrealized losses on equity investments that are accounted for at fair value through net income in FY12 Q1 totaled $173 million, as compared with income of $127 million in FY11 Q1. Six investments in equity funds accounted for $160 million of the unrealized losses in FY12 Q1. Individual investments in such Funds provided a significant component of the unrealized gains.

Income from debt securities

Income from debt securities increased to $14 million in FY12 Q1 from $12 million in FY11 Q1, an increase of $2 million. The largest components of the increase were higher interest income ($14 million) and higher realized gains on debt securities ($2 million), in FY12 Q1 when compared with FY11 Q1 partially offset by other-than-temporary impairment losses of ($5 million).

Provision for losses on loans and guarantees

The quality of IFC's loan portfolio, as measured by country risk ratings and credit risk ratings was substantially unchanged during FY12 Q1. Non-performing loans decreased from $943 million (4.7%) of the disbursed loan portfolio at June 30, 2011 to $898 million (4.5%) at September 30, 2011. IFC recorded a release of provision for losses on loans and guarantees of $58 million in FY12 Q1 ($8 million release of specific provisions on loans, $47 million release in portfolio provisions on loans and $3 million release of provisions on guarantees) as compared to a release of provision for losses on loans and guarantees of $38 million in FY11 Q1 ($6 million release of specific provisions on loans, $35 million release in portfolio provisions on loans, and $3 million of provisions on guarantees). On September 30, 2011, IFC's total reserves against losses on loans were 6.1% of the disbursed loan portfolio (6.6% at June 30, 2011).

Specific reserves against losses on loans at September 30, 2011 of $366 million ($382 million at June 30, 2011) are held against impaired loans of $872 million ($918 million at June 30, 2011), a coverage ratio of 42% (42%). Loan modifications during the three months ended September 30, 2011 considered troubled debt restructurings were not significant.

Income from liquid asset trading activities

Income from liquid asset trading activities comprises interest from time deposits and securities, net gains and losses on trading activities, and a small currency translation effect. The liquid assets portfolio, net of derivatives and securities lending activities, increased from $24.5 billion at June 30, 2011, to $26.4 billion at September 30, 2011.

Net losses from liquid asset trading activities totaled $29 million in FY12 Q1 ($171 million income in FY11 Q1). In FY12 Q1, except for P1, P2 and P7, all liquid asset portfolios outperformed their respective benchmarks.

In addition to interest income and foreign currency transaction losses of $106 million, the portfolio of ABS and MBS showed fair value losses totaling $70 million in FY12 Q1. Holdings in other products, including US Treasuries, global government bonds, high quality corporate bonds and derivatives generated $65 million of losses in FY12 Q1.

At September 30, 2011, trading securities with a fair value of $142 million are classified as Level 3 securities ($210 million on June 30, 2011).

The P1 portfolio generated a loss of $37 million in FY12 Q1, or (0.22)%. In FY11 Q1, the P1 portfolio generated a return of $98 million, or 0.76%. The externally managed P3 portfolio, managed against the same variable rate benchmark as the P1 portfolio, returned $1 million in FY12 Q1, or 0.20%, $4 million lower than the $5 million, or 0.76% return in FY11 Q1.

The P2 and externally managed P4 portfolios lost $3 million, or (0.05)%, and returned $8 million, or 1.15% in FY12 Q1, respectively, as compared to $60 million, or 1.02% and $6 million, or 1.10% in FY11 Q1.

IFC's P0 portfolio earned $3 million in FY12 Q1, a total return of 0.15%, as compared to $1 million, a total return of 0.12% in FY11 Q1. The P7 portfolio lost $1 million, or (0.39)% in FY12 Q1 as compared to $1 million, or 0.25% in FY11 Q1.

Charges on borrowings

IFC's charges on borrowings decreased by $14 million, from $43 million in FY11 Q1 to $29 million in FY12 Q1, largely reflecting the lower US dollar interest rate environment.

Other income

Other income of $131 million for FY12 Q1 was $89 million higher than in FY11 Q1 ($42 million). Other income in FY12 Q1 includes income from the P6 local currency liquidity portfolio of $12 million ($10 million in FY11 Q1), management fees and service fee reimbursements from AMC of $5 million ($7 million in FY11 Q1) and income from advisory services of $91 million ($0 in FY11 Q1).

Other expenses

Administrative expenses (the principal component of other expenses) increased by $24 million (14%) from $169 million in FY11 Q1 to $193 million in FY12 Q1. Administrative expenses include the grossing-up effect of certain revenues and expenses attributable to IFC's reimbursable program and jeopardy projects ($6 million in FY12 Q1, as compared with $5 million in FY11 Q1). IFC recorded an expense from pension and other postretirement benefit plans in FY12 Q1 of $24 million, as compared with $27 million in FY11 Q1, a decrease driven by actuarial assumptions. Advisory services expenses totaled $26 million.

Net gains and losses on other non-trading financial instruments

As discussed in more detail in Note A to IFC's FY12 Q1 Financial Statements, IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) all swapped market borrowings; and (ii) all equity investments in which IFC has greater than 20% holdings and/or equity and fund investments which, in the absence of the Fair Value Option, would be required to be accounted for under the equity method. All other non-trading derivatives, including stand-alone and embedded derivatives in the loan, equity and debt security portfolios continue to be accounted for at fair value.

The resulting effects of fair value accounting for these non-trading financial instruments on net income in FY12 Q1 and FY11 Q1 can be summarized as follows (US$ millions):

	FY12 Q1	FY11 Q1
Realized gains on derivatives associated with investments	$ —	$ 15
Non-monetary gains on derivatives associated with investments	—	5
Unrealized losses on derivatives associated with investments	(21)	(75)
Unrealized (losses) gains on market borrowings and associated derivatives, net	(28)	21
Net gains and losses on other non-trading financial instruments accounted for at fair value	**$(49)**	**$(34)**

Changes in the fair value of IFC's market borrowings and associated derivatives, net includes the impact of changes in IFC's own credit spread when measured against US$ LIBOR. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter the cash flows. IFC's policy is to generally match currency, amount and timing of cash flows on market borrowings with cash flows on associated derivatives entered into contemporaneously.

In FY11, the interest rate structure reached a bottom during the second quarter of the year and interest rates remained stable at low levels subsequently. Credit spreads were little changed throughout FY11 at around LIBOR flat for IFC's benchmark US$ global bond offerings. In FY12 Q1, credit spreads remained relatively stable and improved modestly to around LIBOR minus 5 basis points for IFC's benchmark 5 year US$ issues from the levels prevailing three months earlier. IFC reported unrealized losses on market borrowings and associated derivatives in FY12 Q1 of $28 million, compared to unrealized gains of $21 million in FY11 Q1.

IFC reported net unrealized losses on derivatives associated with investments (principally put options, stock options, conversion features, warrants and loan hedging swaps) of $21 million in FY12 Q1 (net losses of $75 million in FY11 Q1). Gains and losses are highly concentrated, with five derivatives accounting for $55 million of gains and five derivatives accounting for $40 million of losses in FY12 Q1.

Grants to IDA

There were no grants to IDA during FY12 Q1 and FY11 Q1.

Other comprehensive income

Unrealized gains and losses on equity investments and debt securities

IFC's investments in debt securities and equity investments that are listed in markets that provide readily determinable fair values at fair value are classified as available-for-sale, with unrealized gains and losses on such investments being reported in OCI until realized. When realized, the gain or loss is transferred to net income. Changes in unrealized gains and losses on equity investments and debt securities being reported in OCI are significantly impacted by (i) the global environment for emerging markets; and (ii) the realization of gains on sales of such equity investments and debt securities.

The net change in unrealized gains and losses on equity investments and debt securities in OCI can be summarized as follows (US$ millions):

	FY12 Q1	FY11 Q1
Net unrealized gains and losses on equity investments arising during the period:		
Unrealized gains	$ 64	$561
Unrealized losses	(668)	(90)
Reclassification adjustment for realized gains and impairment write-downs included in net income	111	(4)
Net unrealized gains and losses on equity investments	$(493)	$467
Net unrealized gains and losses on debt securities arising during the period:		
Unrealized gains	$ 6	$ 58
Unrealized losses	(269)	(13)
Reclassification adjustment for realized gains and impairment write-downs included in net income	2	3
Net unrealized gains and losses on debt securities	$(261)	$ 48
Total net unrealized gains on equity investments and debt securities	**$(754)**	**$ 51**

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND INTERNAL CONTROL REPORTS JUNE 30, 2011

International Finance Corporation
World Bank Group

August 4, 2011

Audit Committee of the Board of Directors
International Finance Corporation

We have reviewed the consolidated financial statements for the period ending on June 30, 2011, and the accompanying management's discussion and analysis of the International Finance Corporation (IFC) (collectively, the "Reports"). Based on our knowledge, the Reports do not (1) contain any untrue statement of a material fact, or (2) omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports.

Based on our knowledge, the consolidated financial statements and other financial information included in the Reports fairly present in all material respects the financial condition, results of operations, changes in net assets, and cash flows of IFC for the periods presented in the Reports.

Management is responsible for establishing and maintaining internal controls and procedures over external financial reporting for IFC. As part of carrying out these responsibilities, Management has:

- designed internal controls and procedures to ensure that material information required to meet the accuracy and completeness standards set forth above with regard to the Reports is recorded, processed, summarized and reported in a timely manner, as well as to ensure that such information is accumulated and communicated to Management as appropriate to allow timely decisions regarding required disclosure; and
- designed internal controls over external financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Management has evaluated the effectiveness of IFC's internal controls and procedures as of the date of the Reports; and presented in management's discussion and analysis its conclusions about the effectiveness of such controls and procedures, as of the end of the period covered by the Reports, based on such evaluation. Management has disclosed in the Reports any change in IFC's internal controls over external financial reporting that occurred during the period covered by the Reports that has materially affected, or is reasonably likely to materially affect, IFC's internal controls over external financial reporting.

2121 Pennsylvania Ave., N.W. Washington, D.C. 20433 USA Phone: (202) 473-1000 . Facsimile: (202) 477-6391

Further, Management has disclosed, based on its most recent evaluation of internal control over financial reporting, to IFC's external auditors and the Audit Committee of IFC's Board of Directors:

- all significant deficiencies in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect IFC's ability to record, process, summarize, and report financial information; and
- any fraud, whether or not material, that involves Management or other employees who have a significant role in IFC's internal controls over financial reporting.



Robert B. Zoellick
President



Lars H. Thunell
Executive Vice President and CEO



Saadia Khairi
Vice President, Risk Management, Financial Reporting and Corporate Strategy



Bernard Lauwers
Controller and Director

International Finance Corporation
World Bank Group

August 4, 2011

Management's Report Regarding Effectiveness of Internal Control over External Financial Reporting

The management of the International Finance Corporation (IFC) is responsible for the preparation, integrity, and fair presentation of its published consolidated financial statements and all other information presented in the accompanying Management's Discussion and Analysis. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and, as such, include amounts based on informed judgments and estimates made by management.

The consolidated financial statements have been audited by an independent accounting firm, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the Board of Directors and their Committees. Management believes that all representations made to the independent auditors during their audit of IFC's consolidated financial statements and attestation of its internal control over financial reporting were valid and appropriate. The independent auditor's reports accompany the audited consolidated financial statements.

Management is responsible for establishing and maintaining effective internal control over external financial reporting for financial presentations in conformity with US GAAP. Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management's authorization, assets are safeguarded and financial records are reliable. The system of internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Management believes that internal controls for external financial reporting, which are subject to scrutiny by management and the internal auditors, and are revised as considered necessary, support the integrity and reliability of the external consolidated financial statements.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

IFC assessed its internal control over external financial reporting for financial statement presentation in conformity with US GAAP as of June 30, 2011. This assessment was based on the criteria for effective internal control over external financial reporting described in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management believes that IFC maintained effective internal control over external financial reporting presented in conformity with US

2121 Pennsylvania Ave., N.W. Washington, D.C. 20433 USA Phone: (202) 473-1000 . Facsimile: (202) 477-6391

GAAP, as of June 30, 2011. The independent audit firm that audited the consolidated financial statements has issued an attestation report on management's assertion on IFC's internal control over external financial reporting.

The Board of Directors has appointed an Audit Committee responsible for monitoring the accounting practices and internal controls of IFC. The Audit Committee is comprised entirely of Directors who are independent of IFC's management. The Audit Committee is responsible for recommending to the Board of Directors the selection of independent auditors. It meets periodically with management, the independent auditors, and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of IFC in addition to reviewing IFC's reports. The independent auditors and the internal auditors have full and free access to the Audit Committee, with or without the presence of management to discuss the adequacy of internal control over external financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.



Robert B. Zoellick
President



Lars H. Thunell
Executive Vice President and CEO



Saadia Khairi
Vice President,
Risk Management, Financial Reporting and Corporate Strategy



Bernard Lauwers
Controller and Director



KPMG LLP
2001 M Street, NW
Washington, DC 20036-3389

Independent Auditors' Report

President and Board of Directors
International Finance Corporation:

We have examined management's assertion, included in the accompanying *Management's Report Regarding Effectiveness of Internal Control Over External Financial Reporting*, that the International Finance Corporation (IFC) maintained effective internal control over external financial reporting as of June 30, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). IFC's management is responsible for maintaining effective internal control over financial reporting, and for its assertion on the effectiveness of internal control over external financial reporting, included in the accompanying *Management's Report Regarding Effectiveness of Internal Control Over External Financial Reporting.* Our responsibility is to express an opinion on management's assertion based on our examination.

We conducted our examination in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our examination included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our examination also included performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

An entity's internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with U.S. generally accepted accounting principles. An entity's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



In our opinion, management's assertion that IFC maintained effective internal control over external financial reporting as of June 30, 2011 is fairly stated, in all material respects, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying consolidated balance sheets of IFC as of June 30, 2011 and 2010, including the consolidated statement of capital stock and voting power as of June 30, 2011, and the related consolidated income statements and statements of comprehensive income, changes in capital, and cash flows for each of the fiscal years in the three-year period ended June 30, 2011, and our report dated August 4, 2011 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

August 4, 2011

CONSOLIDATED BALANCE SHEETS

as of June 30, 2011 and June 30, 2010

(US$ millions)

	2011	2010
Assets		
Cash and due from banks	$ 642	$ 528
Time deposits	4,825	5,435
Trading securities - Notes C and R	24,761	23,428
Securities purchased under resale agreements	1,549	539
Investments - Notes B, D, E, F, R and U		
Loans ($637 - June 30, 2011 and $450 - June 30, 2010 at fair value; $87 - June 30, 2011 and $0 - June 30, 2010 at lower of cost or fair value) (net of reserves against losses of $1,307 - June 30, 2011 and $1,349 - June 30, 2010) - Notes D, E and R	18,455	16,660
Equity investments ($6,565 - June 30, 2011 and $4,918 - June 30, 2010 at fair value) - Notes B, D and R	9,313	7,469
Debt securities - Notes D, F and R	2,166	1,815
Total investments	29,934	25,944
Derivative assets - Notes Q and R	4,177	2,688
Receivables and other assets - Note J	2,602	2,513
Total assets	$ 68,490	$ 61,075
Liabilities and capital		
Liabilities		
Securities sold under repurchase agreements and payable for cash collateral received	$ 5,787	$ 8,393
Borrowings outstanding - Notes K and R		
From market sources at amortized cost	1,880	1,851
From market sources at fair value	36,281	29,205
From International Bank for Reconstruction and Development at amortized cost	50	50
Total borrowings	38,211	31,106
Derivative liabilities - Notes Q and R	1,757	1,140
Payables and other liabilities - Note L	2,456	2,077
Total liabilities	48,211	42,716
Capital		
Capital stock, authorized 2,450,000 shares of $1,000 par value each - Note M Subscribed and paid-in	2,369	2,369
Accumulated other comprehensive income - Note O	1,543	1,202
Retained earnings - Note O	16,367	14,788
Total capital	20,279	18,359
Total liabilities and capital	$ 68,490	$ 61,075

The notes to the Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED INCOME STATEMENTS

for each of the three years ended June 30, 2011

(US$ millions)

	2011	2010	2009
Income from investments			
Income from loans and guarantees - Note E	$ 877	$ 801	$ 871
Release of provision (provision) for losses on loans and guarantees - Note E	40	(155)	(438)
Income (loss) from equity investments - Note G	1,464	1,638	(42)
Income from debt securities - Note F	46	108	71
Total income from investments	**2,427**	**2,392**	**462**
Income from liquid asset trading activities - Note C	529	815	474
Charges on borrowings - Note K	(140)	(163)	(488)
Income from investments and liquid asset trading activities, after charges on borrowings	**2,816**	**3,044**	**448**
Other income			
Service fees	88	70	39
Other - Notes B and N	134	106	114
Total other income	**222**	**176**	**153**
Other expenses			
Administrative expenses - Note W	(700)	(664)	(582)
Expense from pension and other postretirement benefit plans - Note V	(109)	(69)	(34)
Other - Note B	(16)	(10)	(13)
Total other expenses	**(825)**	**(743)**	**(629)**
Foreign currency transaction gains and losses on non-trading activities	(33)	(82)	10
Expenditures for advisory services and against other designated retained earnings - Note O	(156)	(110)	(135)
Income (loss) before net gains (losses) on other non-trading financial instruments accounted for at fair value and grants to IDA	**2,024**	**2,285**	**(153)**
Net gains and losses on other non-trading financial instruments accounted for at fair value – Note P			
Realized gains	63	5	-
Gains on non-monetary exchanges	22	6	45
Unrealized gains (losses)	70	(350)	407
Total net gains (losses) on other non-trading financial instruments accounted for at fair value	**155**	**(339)**	**452**
Income before grants to IDA	**2,179**	**1,946**	**299**
Grants to IDA - Note O	(600)	(200)	(450)
Net income (loss)	**$ 1,579**	**$ 1,746**	**$ (151)**

The notes to the Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for each of the three years ended June 30, 2011

(US$ millions)

	2011	2010	2009
Net income (loss)	**$ 1,579**	**$ 1,746**	**$ (151)**
Other comprehensive income (loss)			
Net unrealized gains (losses) on debt securities arising during the period	137	120	(237)
Add (less): reclassification adjustment for realized losses (gains) included in net income	2	(14)	(6)
Less: reclassification adjustment for non-monetary exchanges included in net income	-	(32)	(2)
Less: reclassification adjustment for non credit-related portion of impairment write-downs which were recognized in net income	-	-	(34)
Add: reclassification adjustment for impairment write-downs included in net income	2	3	105
Net unrealized gains (losses) on debt securities	**141**	**77**	**(174)**
Net unrealized gains (losses) on equity investments arising during the year	388	919	(1,114)
Less: reclassification adjustment for realized gains included in net income	(405)	(390)	(810)
Add: reclassification adjustment for impairment write-downs included in net income	131	77	453
Net unrealized gains (losses) on equity investments	**114**	**606**	**(1,471)**
Unrecognized net actuarial gains (losses) and unrecognized prior service credits (costs) on benefit plans	**86**	**(192)**	**(346)**
Total other comprehensive income (loss)	**341**	**491**	**(1,991)**
Total comprehensive income (loss)	**$ 1,920**	**$ 2,237**	**$ (2,142)**

The notes to the Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL

for each of the three years ended June 30, 2011

(US$ millions)

	Retained earnings					
	Undesignated	Designated	Total	Accumulated other comprehensive income - Note O	Capital stock †	Total capital
At June 30, 2008	**$ 12,367**	**$ 826**	**$ 13,193**	**$ 2,702**	**$ 2,366**	**$ 18,261**
Year ended June 30, 2009						
Net loss	(151)		(151)			(151)
Other comprehensive loss				(1,991)		(1,991)
Designations of retained earnings - Note O	(550)	550	-			-
Expenditures against designated retained earnings - Note O	585	(585)	-			-
Payments received for capital stock subscribed			-		3	3
At June 30, 2009	**$ 12,251**	**$ 791**	**$ 13,042**	**$ 711**	**$ 2,369**	**$ 16,122**
Year ended June 30, 2010						
Net income	1,746		1,746			1,746
Other comprehensive income				491		491
Expenditures against designated retained earnings - Note O	310	(310)	-			-
At June 30, 2010	**$ 14,307**	**$ 481**	**$ 14,788**	**$ 1,202**	**$ 2,369**	**$ 18,359**
Year ended June 30, 2011						
Net income	1,579		1,579			1,579
Other comprehensive income				341		341
Designations of retained earnings - Note O	(610)	610	-			-
Expenditures against designated retained earnings - Note O	756	(756)	-			-
At June 30, 2011	**$ 16,032**	**$ 335**	**$ 16,367**	**$ 1,543**	**$ 2,369**	**$ 20,279**

† Capital stock includes payments received on account of pending subscriptions.

The notes to the Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for each of the three years ended June 30, 2011

(US$ millions)

	2011	2010	2009
Cash flows from investing activities			
Loan disbursements	$ (4,519)	$ (4,907)	$ (4,356)
Investments in equity securities	(1,884)	(1,617)	(1,153)
Investments in debt securities	(312)	(269)	(131)
Loan repayments	3,297	3,016	2,274
Equity redemptions	1	1	4
Debt securities repayments	72	92	31
Proceeds from sales of loans	26	11	-
Proceeds from sales of equity investments	1,432	1,633	1,382
Proceeds from sales of debt securities	12	13	8
Net cash used in investing activities	(1,875)	(2,027)	(1,941)
Cash flows from financing activities			
Medium and long-term borrowings			
New issues	9,882	8,566	8,980
Retirement	(5,139)	(5,819)	(3,017)
Medium and long-term borrowings related derivatives, net	410	261	117
Short-term borrowings, net	43	1,404	-
Capital subscriptions	-	-	3
Net cash provided by financing activities	5,196	4,412	6,083
Cash flows from operating activities			
Net income (loss)	1,579	1,746	(151)
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Gains on non-monetary exchanges of loans	(9)	-	-
Realized gains on debt securities and gains on non-monetary exchanges	(2)	(46)	(8)
Realized gains on equity investments and gains on non-monetary exchanges	(954)	(1,318)	(1,004)
Unrealized (gains) losses on loans accounted for at fair value under the Fair Value Option	(79)	(42)	62
Unrealized losses (gains) on debt securities accounted for at fair value under the Fair Value Option	2	(23)	-
Unrealized (gains) losses on equity investments accounted for at fair value under the Fair Value Option	(454)	(240)	299
(Release of provision) provision for losses on loans and guarantees	(40)	155	438
Impairment losses on debt securities	2	3	8
Other-than-temporary impairment losses on equity investments	218	203	1,058
Net discounts paid on retirement of borrowings	(3)	(7)	(17)
Net realized gains on extinguishment of borrowings	(10)	(62)	(61)
Foreign currency transaction losses (gains) on non-trading activities	33	82	(10)
Net (gains) losses on other non-trading financial instruments accounted for at fair value	(155)	339	(452)
Change in accrued income on loans, time deposits and securities	51	(37)	(21)
Change in payables and other liabilities	354	634	(3,210)
Change in receivables and other assets	138	(162)	2,705
Change in trading securities and securities purchased and sold under resale and repurchase agreements	(4,722)	(2,085)	(8,156)
Net cash used in operating activities	(4,051)	(860)	(8,520)
Change in cash and cash equivalents	(730)	1,525	(4,378)
Effect of exchange rate changes on cash and cash equivalents	234	181	(127)
Net change in cash and cash equivalents	(496)	1,706	(4,505)
Beginning cash and cash equivalents	5,963	4,257	8,762
Ending cash and cash equivalents	$ 5,467	$ 5,963	$ 4,257
Composition of cash and cash equivalents			
Cash and due from banks	$ 642	$ 528	$ 380
Time deposits	4,825	5,435	3,877
Total cash and cash equivalents	$ 5,467	$ 5,963	$ 4,257

The notes to the Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for each of the three years ended June 30, 2011

(US$ millions)

	2011	2010	2009
Supplemental disclosure			
Change in ending balances resulting from currency exchange rate fluctuations:			
Loans outstanding	$ 601	$ (267)	$ (535)
Debt securities	142	59	(131)
Loan and debt security-related currency swaps	(699)	128	702
Borrowings	(2,358)	(411)	414
Borrowing-related currency swaps	2,327	410	(391)
Client risk management-related currency swaps	(6)	(1)	2
Charges on borrowings paid, net	$ 159	$ 209	$ 527
Non-cash item:			
Loan and debt securities conversion to equity, net	$ 75	$ 172	$ 41

The notes to the Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENT OF CAPITAL STOCK AND VOTING POWER

as of June 30, 2011

(US$ thousands)

	Capital stock		Voting power	
Members	Amount paid	Percent of total	Number of votes	Percent of total
Afghanistan	$ 111	*	361	0.01
Albania	1,302	0.05	1,552	0.06
Algeria	5,621	0.24	5,871	0.24
Angola	1,481	0.06	1,731	0.07
Antigua and Barbuda	13	*	263	0.01
Argentina	38,129	1.61	38,379	1.59
Armenia	992	0.04	1,242	0.05
Australia	47,329	2.00	47,579	1.97
Austria	19,741	0.83	19,991	0.83
Azerbaijan	2,367	0.10	2,617	0.11
Bahamas, The	335	0.01	585	0.02
Bahrain	1,746	0.07	1,996	0.08
Bangladesh	9,037	0.38	9,287	0.38
Barbados	361	0.02	611	0.03
Belarus	5,162	0.22	5,412	0.22
Belgium	50,610	2.14	50,860	2.11
Belize	101	*	351	0.01
Benin	119	0.01	369	0.02
Bhutan	720	0.03	970	0.04
Bolivia	1,902	0.08	2,152	0.09
Bosnia and Herzegovina	620	0.03	870	0.04
Botswana	113	*	363	0.02
Brazil	39,479	1.67	39,729	1.65
Bulgaria	4,867	0.21	5,117	0.21
Burkina Faso	836	0.04	1,086	0.04
Burundi	100	*	350	0.01
Cambodia	339	0.01	589	0.02
Cameroon	885	0.04	1,135	0.05
Canada	81,342	3.43	81,592	3.38
Cape Verde	15	*	265	0.01
Central African Republic	119	0.01	369	0.02
Chad	1,364	0.06	1,614	0.07
Chile	11,710	0.49	11,960	0.50
China	24,500	1.03	24,750	1.02
Colombia	12,606	0.53	12,856	0.53
Comoros	14	*	264	0.01
Congo, Dem. Rep. of	2,159	0.09	2,409	0.10
Congo, Republic of	131	0.01	381	0.02
Costa Rica	952	0.04	1,202	0.05
Côte d'Ivoire	3,544	0.15	3,794	0.16
Croatia	2,882	0.12	3,132	0.13
Cyprus	2,139	0.09	2,389	0.10
Czech Republic	8,913	0.38	9,163	0.38
Denmark	18,554	0.78	18,804	0.78
Djibouti	21	*	271	0.01
Dominica	42	*	292	0.01
Dominican Republic	1,187	0.05	1,437	0.06
Ecuador	2,161	0.09	2,411	0.10
Egypt, Arab Republic of	12,360	0.52	12,610	0.52
El Salvador	29	*	279	0.01
Equatorial Guinea	43	*	293	0.01
Eritrea	935	0.04	1,185	0.05
Estonia	1,434	0.06	1,684	0.07
Ethiopia	127	0.01	377	0.02
Fiji	287	0.01	537	0.02
Finland	15,697	0.66	15,947	0.66
France	121,015	5.11	121,265	5.02
Gabon	1,268	0.05	1,518	0.06
Gambia, The	94	*	344	0.01
Georgia	1,380	0.06	1,630	0.07
Germany	128,908	5.44	129,158	5.35
Ghana	5,071	0.21	5,321	0.22
Greece	6,898	0.29	7,148	0.30
Grenada	74	*	324	0.01
Guatemala	1,084	0.05	1,334	0.06
Guinea	339	0.01	589	0.02
Guinea-Bissau	18	*	268	0.01
Guyana	1,392	0.06	1,642	0.07
Haiti	822	0.03	1,072	0.04
Honduras	495	0.02	745	0.03
Hungary	10,932	0.46	11,182	0.46
Iceland	42	*	292	0.01
India	81,342	3.43	81,592	3.38
Indonesia	28,539	1.20	28,789	1.19
Iran, Islamic Republic of	1,444	0.06	1,694	0.07
Iraq	147	0.01	397	0.02
Ireland	1,290	0.05	1,540	0.06
Israel	2,135	0.09	2,385	0.10
Italy	81,342	3.43	81,592	3.38
Jamaica	4,282	0.18	4,532	0.19
Japan	141,174	5.96	141,424	5.86
Jordan	941	0.04	1,191	0.05
Kazakhstan	4,637	0.20	4,887	0.20
Kenya	4,041	0.17	4,291	0.18
Kiribati	12	*	262	0.01
Korea, Republic of	15,946	0.67	16,196	0.67
Kosovo	1,454	0.06	1,704	0.07
Kuwait	9,947	0.42	10,197	0.42
Kyrgyz Republic	1,720	0.07	1,970	0.08
Lao People's Dem. Rep.	278	0.01	528	0.02
Latvia	2,150	0.09	2,400	0.10
Lebanon	$ 135	0.01	385	0.02
Lesotho	71	*	321	0.01
Liberia	83	*	333	0.01
Libya	55	*	305	0.01
Lithuania	2,341	0.10	2,591	0.11
Luxembourg	2,139	0.09	2,389	0.10
Macedonia, FYR of	536	0.02	786	0.03
Madagascar	432	0.02	682	0.03
Malawi	1,822	0.08	2,072	0.09
Malaysia	15,222	0.64	15,472	0.64
Maldives	16	*	266	0.01
Mali	451	0.02	701	0.03
Malta	1,615	0.07	1,865	0.08
Marshall Islands	663	0.03	913	0.04
Mauritania	214	0.01	464	0.02
Mauritius	1,665	0.07	1,915	0.08
Mexico	27,589	1.16	27,839	1.15
Micronesia, Fed. States of	744	0.03	994	0.04
Moldova	1,192	0.05	1,442	0.06
Mongolia	144	0.01	394	0.02
Montenegro	1,035	0.04	1,285	0.05
Morocco	9,037	0.38	9,287	0.38
Mozambique	322	0.01	572	0.02
Myanmar	666	0.03	916	0.04
Namibia	404	0.02	654	0.03
Nepal	822	0.03	1,072	0.04
Netherlands	56,131	2.37	56,381	2.33
New Zealand	3,583	0.15	3,833	0.16
Nicaragua	715	0.03	965	0.04
Niger	147	0.01	397	0.02
Nigeria	21,643	0.91	21,893	0.91
Norway	17,599	0.74	17,849	0.74
Oman	1,187	0.05	1,437	0.06
Pakistan	19,380	0.82	19,630	0.81
Palau	25	*	275	0.01
Panama	1,007	0.04	1,257	0.05
Papua New Guinea	1,147	0.05	1,397	0.06
Paraguay	436	0.02	686	0.03
Peru	6,898	0.29	7,148	0.30
Philippines	12,606	0.53	12,856	0.53
Poland	7,236	0.31	7,486	0.31
Portugal	8,324	0.35	8,574	0.36
Qatar	1,650	0.07	1,900	0.08
Romania	2,661	0.11	2,911	0.12
Russian Federation	81,342	3.43	81,592	3.38
Rwanda	306	0.01	556	0.02
Samoa	35	*	285	0.01
Sao Tome and Principe	439	0.02	689	0.03
Saudi Arabia	30,062	1.27	30,312	1.26
Senegal	2,299	0.10	2,549	0.11
Serbia	1,803	0.08	2,053	0.09
Seychelles	27	*	277	0.01
Sierra Leone	223	0.01	473	0.02
Singapore	177	0.01	427	0.02
Slovak Republic	4,457	0.19	4,707	0.19
Slovenia	1,585	0.07	1,835	0.08
Solomon Islands	37	*	287	0.01
Somalia	83	*	333	0.01
South Africa	15,948	0.67	16,198	0.67
Spain	37,026	1.56	37,276	1.54
Sri Lanka	7,135	0.30	7,385	0.31
St. Kitts and Nevis	638	0.03	888	0.04
St. Lucia	74	*	324	0.01
Sudan	111	*	361	0.01
Swaziland	684	0.03	934	0.04
Sweden	26,876	1.13	27,126	1.12
Switzerland	41,580	1.75	41,830	1.73
Syrian Arab Republic	194	0.01	444	0.02
Tajikistan	1,212	0.05	1,462	0.06
Tanzania	1,003	0.04	1,253	0.05
Thailand	10,941	0.46	11,191	0.46
Timor-Leste	777	0.03	1,027	0.04
Togo	808	0.03	1,058	0.04
Tonga	34	*	284	0.01
Trinidad and Tobago	4,112	0.17	4,362	0.18
Tunisia	3,566	0.15	3,816	0.16
Turkey	14,545	0.61	14,795	0.61
Turkmenistan	810	0.03	1,060	0.04
Uganda	735	0.03	985	0.04
Ukraine	9,505	0.40	9,755	0.40
United Arab Emirates	4,033	0.17	4,283	0.18
United Kingdom	121,015	5.11	121,265	5.02
United States	569,379	24.03	569,629	23.59
Uruguay	3,569	0.15	3,819	0.16
Uzbekistan	3,873	0.16	4,123	0.17
Vanuatu	55	*	305	0.01
Venezuela, Rep. Boliv. de	27,588	1.16	27,838	1.15
Vietnam	446	0.02	696	0.03
Yemen, Republic of	715	0.03	965	0.04
Zambia	1,286	0.05	1,536	0.06
Zimbabwe	2,120	0.09	2,370	0.10
Total June 30, 2011	$ 2,369,396	100.00+	2,414,896	100.00+
Total June 30, 2010	$ 2,369,396	100.00+	2,414,896	100.00+

* Less than .005 percent

+ May differ from the sum of the individual percentages shown because of rounding

The notes to the Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PURPOSE

The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group, which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each member is legally and financially independent. Transactions with other World Bank Group members are disclosed in the notes that follow. IFC's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans, equity investments and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. IFC's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, and fund investments through the IFC Asset Management Company, LLC and other IFC crisis initiatives. In addition to project finance and mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The Consolidated Financial Statements include the financial statements of IFC and consolidated subsidiaries as detailed in Note B. The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (US GAAP). On August 4, 2011, the Board of Directors of IFC (the Board) approved these Consolidated Financial Statements for issue.

Consolidated Financial Statements presentation – Certain amounts in the prior years have been reclassified to conform to the current year's presentation.

Functional currency – IFC's functional currency is the United States dollar (US dollars or $).

Use of estimates – The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the reserve against losses on loans and impairment of debt securities and equity investments; estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities and derivative instruments); projected benefit obligations, fair value of pension and other postretirement benefit plan assets, and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.

IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of equity investments. IFC undertakes continuous review and respecification of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

Fair Value Option and Fair Value Measurements – IFC has adopted the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures* (ASC 820) and the Fair Value Option subsections of ASC Topic 825, *Financial Instruments* (ASC 825 or the Fair Value Option). ASC 820 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels and applies to all items measured at fair value, including items for which impairment measures are based on fair value. ASC 825 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment.

The Fair Value Option

IFC has elected the Fair Value Option for the following financial assets and financial liabilities existing at the time of adoption of ASC 820 and subsequently entered into:

i) investees in which IFC has significant influence:
  a) direct investments in securities and other financial interests (e.g. loans);
  b) investments in Limited Liability Partnerships (LLPs), Limited Liability Companies (LLCs) and other investment fund structures that maintain specific ownership accounts and loans or guarantees to such;

ii) direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence; and

iii) certain hybrid instruments in the investment portfolio; and

iv) all market borrowings, except for such borrowings having no associated derivative instruments.

Beginning July 1, 2010, IFC has elected the Fair Value Option for all new equity interests in funds.

All borrowings for which the Fair Value Option has been elected are associated with existing derivative instruments used to create an economic hedge. Measuring at fair value those borrowings for which the Fair Value Option has been elected mitigates the earnings volatility caused by measuring the borrowings and related derivative differently (in the absence of a designated accounting hedge) without having to apply ASC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Topic 815's, *Derivatives and Hedging* (ASC 815) complex hedge accounting requirements. The Fair Value Option was not elected for all borrowings from IBRD and all other market borrowings because such borrowings fund assets with similar characteristics.
Measuring at fair value those equity investments that would otherwise require equity method accounting simplifies the accounting and renders a carrying amount on the consolidated balance sheet based on a measure (fair value) that IFC considers superior to equity method accounting. For the investments that otherwise would require equity method accounting for which the Fair Value Option is elected, ASC 825 requires the Fair Value Option to also be applied to all eligible financial interests in the same entity. IFC has disbursed loans to certain of such investees; therefore, the Fair Value Option is also applied to those loans. IFC elected the Fair Value Option for equity investments with 20% or more ownership where it does not have significant influence so that the same measurement method (fair value) will be applied to all equity investments with more than 20% ownership.

Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity's principal (or most advantageous) market. Fair value must be based on assumptions market participants would use (inputs) in determining the price and measured assuming the highest and best use for the asset by market participants. The highest and best use of the IFC assets and liabilities measured at fair value is considered to be in exchange, therefore, their fair values are determined based on a transaction to sell or transfer the asset or liability on a standalone basis. Under ASC 820, fair value measurements are not adjusted for transaction costs.

Pursuant to ASC Topic 320, *Investments - Debt and Equity Securities* (ASC 320), IFC reports equity investments that are listed in markets that provide readily determinable fair values at fair value, with unrealized gains and losses being reported in other comprehensive income.

The fair value hierarchy established by ASC 820 gives the highest priority to unadjusted quoted prices in active markets for identical unrestricted assets and liabilities (Level 1), the next highest priority to observable market based inputs or unobservable inputs that are corroborated by market data from independent sources (Level 2) and the lowest priority to *unobservable* inputs that are not corroborated by market data (Level 3). Fair value measurements are required to maximize the use of available observable inputs.

Level 1 primarily consists of financial instruments whose values are based on unadjusted quoted market prices. It includes IFC's equity investments which are listed in markets that provide readily determinable fair values, government issues and money market funds in the liquid assets portfolio, and market borrowings that are listed on exchanges.

Level 2 includes financial instruments that are valued using models and other valuation methodologies. These models consider various assumptions and inputs, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity and current market and contractual pricing for the underlying asset, as well as other relevant economic measures. Substantially all of these inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed. Financial instruments categorized as Level 2 include non-exchange-traded derivatives such as interest rate swaps, cross-currency swaps, certain asset-backed securities, as well as the majority of trading securities in the liquid asset portfolio, and the portion of IFC's borrowings accounted for at fair value not included in Level 1.

Level 3 consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable. It also includes financial instruments whose fair value is estimated based on price information from independent sources that cannot be corroborated by observable market data. Level 3 includes equity investments that are not listed in markets that provide readily determinable fair values, all loans for which IFC has elected the Fair Value Option, all of IFC's debt securities in the investment portfolio, and certain hard-to-price securities in the liquid assets portfolio.

Remeasurement of foreign currency transactions – Assets and liabilities not denominated in US dollars, other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at June 30, 2011 and June 30, 2010. Disbursed equity investments, other than those accounted for at fair value, are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are recorded based on the rates of exchange prevailing at the time of the transaction. Transaction gains and losses are credited or charged to income.

Loans – IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or other developmental objectives. Loans are recorded as assets when disbursed. Loans are generally carried at the principal amounts outstanding adjusted for net unamortized loan origination costs and fees. It is IFC's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.

Certain loans are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on loans accounted for at fair value under the Fair Value Option are reported in income from loans and guarantees on the consolidated income statement.

Certain loans originated by IFC contain income participation, prepayment and conversion features. These features are bifurcated and separately accounted for in accordance with ASC 815 if IFC has not elected the Fair Value Option for the loan host contracts and they meet the definition of a derivative, and are not considered to be clearly and closely related to their host loan contracts. Otherwise, these features are accounted for as part of their host loan contracts in accordance with IFC's accounting policies for loans as indicated herein.

Loans held for sale are carried at the lower of cost or fair value. The excess, if any, of amortized cost over fair value is accounted for as a valuation allowance. Changes in the valuation allowance are recognized in net income as they occur.

Revenue recognition on loans – Interest income and commitment fees on loans are recorded as income on an accrual basis. Loan origination fees and direct loan origination costs are deferred and amortized over the estimated life of the originated loan; such amortization is determined using the interest method unless the loan is a revolving credit facility in which case amortization is determined using the straight-line method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Prepayment fees are recorded as income when received in freely convertible currencies.

IFC does not recognize income on loans where collectability is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the consolidated balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the consolidated balance sheet.

Reserve against losses on loans – IFC recognizes impairment on loans not carried at fair value in the consolidated balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income, which increases or decreases the reserve against losses on loans. Individually impaired loans are measured based on the present value of expected future cash flows to be received, observable market prices, or for loans that are dependent on collateral for repayment, the estimated fair value of the collateral.

The reserve against losses on loans reflects management's estimates of both identified probable losses on individual loans (specific reserves) and probable losses inherent in the portfolio but not specifically identifiable (portfolio reserves). The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower. Reserves against losses are established through a review of individual loans undertaken on a quarterly basis. IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan's contractual terms. Information and events, with respect to the borrower and/or the economic and political environment in which it operates, considered in determining that a loan is impaired include, but not limited to, the borrower's financial difficulties, breach of contract, bankruptcy/reorganization, credit rating downgrade as well as geopolitical conflict, financial/economic crisis, commodity price decline, adverse local government action and natural disaster. Unidentified probable losses are the losses incurred at the reporting date that have not yet been specifically identified. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements. There were no changes, during the periods presented herein, to IFC's accounting policies and methodologies used to estimate its reserve against loan losses.

For purposes of providing certain disclosures about IFC's entire reserve against losses on loans, IFC considers its entire loan portfolio to comprise one portfolio segment. A portfolio segment is the level at which the method for estimating the reserve against losses on loans is developed and documented.

Loans are written-off when IFC has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are partially offset by recoveries associated with previously written-off loans.

Equity investments – IFC invests primarily for developmental impact; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in LLPs and LLCs, and/or as an investor in private equity funds.

Revenue recognition on equity investments – Equity investments which are listed in markets that provide readily determinable fair values are accounted for as available-for-sale securities at fair value with unrealized gains and losses being reported in other comprehensive income in accordance with ASC 320. As noted above under "Fair Value Option and Fair Value Measurements", direct equity investments and investments in LLPs and LLCs that maintain ownership accounts in which IFC has significant influence, direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and, beginning July 1, 2010, all new equity interests in funds are accounted for at fair value under the Fair Value Option. Direct equity investments in which IFC does not have significant influence and which are not listed in markets that provide readily determinable fair values are carried at cost, less impairment.

IFC's investments in certain private equity funds in which IFC is deemed to have a controlling financial interest ,as the presumption of control by the fund manager or the general partner has been overcome, are fully consolidated into IFC's books. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts of freely convertible currencies are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is principally applied to IFC's investments in its oil and gas unincorporated joint ventures (UJVs). IFC's share of conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.

Unrealized gains and losses on equity investments accounted for at fair value under the Fair Value Option are reported in income from equity investments on the consolidated income statement. Unrealized gains and losses on equity investments listed in markets that provide readily determinable fair values which are accounted for as available-for-sale are reported in other comprehensive income. Realized gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are generally recorded as income from equity investments when received in freely convertible currencies. Capital losses are recognized when incurred.

Gains and losses on nonmonetary exchanges - Nonmonetary transactions typically arise through: (1) the exchange of nonmonetary assets by exercising a conversion option that results in the exchange of one financial instrument (i.e., loan, equity, or debt security) for another financial instrument (i.e., debt securities or equity shares); or (2) a nonreciprocal transfer where IFC receives a nonmonetary asset for which no assets are relinquished in exchange. Generally, accounting for exchanges of nonmonetary assets should be based on the fair values of the assets involved. Thus, the amount initially recorded for a nonmonetary asset received in exchange for another nonmonetary asset is the fair value of the asset received. The difference between the fair value of the asset received and the recorded amount of the asset surrendered (immediately prior to the exchange transaction) is recorded as a gain or loss on non-monetary exchanges in the income statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dividends and profit participations received on equity investments are generally recorded as income when received in freely convertible currencies. Realized gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are generally recorded as income in income from equity investments when received in freely convertible currencies. Capital losses are recognized when incurred.

IFC enters into put and call option and warrant agreements in connection with equity investments; these are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

Impairment of equity investments – Equity investments accounted for at cost, less impairment and available-for-sale are assessed for impairment each quarter. When impairment is identified, it is generally deemed to be other than temporary, and the equity investment is written down to the impaired value, which becomes the new cost basis in the equity investment. Such other than temporary impairments are recognized in net income. Subsequent increases in the fair value of available-for-sale equity investments are included in other comprehensive income - subsequent decreases in fair value, if not other than temporary impairment, also are included in other comprehensive income.

Debt securities – Debt securities in the investment portfolio are classified as available-for-sale and carried at fair value on the consolidated balance sheet with unrealized gains and losses included in accumulated other comprehensive income until realized. Realized gains on sales of debt securities and interest on debt securities is included in income from debt securities on the consolidated income statement.

Certain debt securities are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on debt securities accounted for at fair value under the Fair Value Option are reported in income from debt securities on the consolidated income statement.

IFC invests in certain debt securities with conversion features; these features are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

Impairment of debt securities – In determining whether an unrealized loss on debt securities is temporary, IFC considers all relevant information including the length of time and the extent to which fair value has been less than amortized cost, whether IFC intends to sell the debt security or whether it is more likely than not that IFC will be required to sell the debt security, the payment structure of the obligation and the ability of the issuer to make scheduled interest or principal payments, any changes to the ratings of a security, and relevant adverse conditions specifically related to the security, an industry or geographic sector.

Debt securities in the investment portfolio are assessed for impairment each quarter. Beginning April 1, 2009, when impairment is identified, the entire impairment is recognized in net income if (1) IFC intends to sell the security, or (2) it is more likely than not that IFC will be required to sell the security before recovery. However, if IFC does not intend to sell the security and it is not more likely than not that IFC will be required to sell the security but the security has suffered a credit loss, the impairment charge will be separated into the credit loss component, which is recognized in net income, and the remainder which is recorded in other comprehensive income. The impaired value becomes the new amortized cost basis of the debt security. Subsequent increases and decreases - if not an additional other-than-temporary impairment - in the fair value of debt securities are included in other comprehensive income.

The difference between the new amortized cost basis of debt securities for which an other-than-temporary impairment has been recognized in net income and the cash flows expected to be collected is accreted to interest income using the effective yield method. Significant subsequent increases in the expected or actual cash flows previously expected are recognized as a prospective adjustment of the yield.

Prior to April 1, 2009, an identified impairment was generally deemed to be other-than-temporary unless IFC was able to demonstrate it had the ability and intent to hold the debt security for the period for which recovery was anticipated. Debt securities that were impaired and for which the impairment was deemed to be other than temporary were written down to the impaired value, which became the new cost basis in the debt security. Other-than-temporary impairments were recognized in net income.

Guarantees – IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds or loans. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the "inception" of the guarantee. Guarantees are regarded as called when IFC's obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (1) the stand-ready obligation to perform and (2) the contingent liability. The fair value of the stand-ready obligation to perform is recognized at the inception of the guarantee unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantee is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the consolidated balance sheet. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves against losses are established, based on the estimated probable loss. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis.

Designations of retained earnings – IFC establishes funding mechanisms for specific Board approved purposes through designations of retained earnings. Designations of retained earnings for grants to IDA are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is approved by the Board of Governors. All other designations are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is noted with approval by the Board of Directors. Total designations of retained earnings are determined based on IFC's annual income before expenditures against designated retained earnings and net gains and losses on other non-trading financial instruments accounted for at fair value in excess of $150 million, and contemplating the financial capacity and strategic priorities of IFC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expenditures resulting from such designations are recorded as expenses in IFC's consolidated income statement in the year in which they are incurred, also having the effect of reducing the respective designated retained earnings for such purposes. Expenditures are deemed to have been incurred when IFC has ceded control of the funds to the recipient. If the recipient is deemed to be controlled by IFC, the expenditure is deemed to have been incurred only when the recipient disburses the funds to a non-related party. On occasion, recipients which are deemed to be controlled by IFC make investments. In such cases, IFC includes those assets on its consolidated balance sheet until the recipient disposes of or transfers the asset or IFC is deemed to no longer be in control of the recipient. These investments have had no material impact on IFC's financial position, results of operations, or cash flows. Investments resulting from such designations are recorded on IFC's consolidated balance sheet in the year in which they occur, also having the effect of reducing the respective designated retained earnings for such purposes.

Liquid asset portfolio – IFC's liquid funds are invested in government, agency and government-sponsored agency obligations, time deposits and asset-backed, including mortgage-backed, securities. Government and agency obligations include positions in high quality fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. Asset-backed and mortgage-backed securities include agency and non-agency residential mortgage-backed securities, commercial mortgage-backed securities, consumer, auto- and student loans-backed securities, commercial real estate collateralized debt obligations and collateralized loan obligations. The liquid asset portfolio, as defined by IFC, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges.

Securities and related derivative instruments within IFC's liquid asset portfolio are classified as trading and are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities. Gains and losses realized on the sale of trading securities are computed on a specific security basis.

IFC classifies cash and due from banks and time deposits (collectively, cash and cash equivalents) as cash and cash equivalents in the consolidated statement of cash flows because they are generally readily convertible to known amounts of cash within 90 days of acquisition.

Repurchase and resale agreements – Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price.

It is IFC's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase and resale agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest.

Borrowings – To diversify its access to funding, and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. Generally, IFC simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Substantially all borrowings are carried at fair value under the Fair Value Option with changes in fair value reported in net gains and losses on other non-trading financial instruments accounted for at fair value in the consolidated income statement.

Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

Risk management and use of derivative instruments – IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities and equity investments, client risk management, borrowing, liquid asset portfolio management and asset and liability management.

There are no derivatives designated as accounting hedges.

All derivative instruments are recorded on the consolidated balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, debt securities and equity investments are bifurcated from the host contract and recorded at fair value as derivative assets and liabilities. The fair value at inception of such embedded derivatives is excluded from the carrying value of the host contracts on the consolidated balance sheet. Changes in fair values of derivative instruments used in the liquid asset portfolio are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those in the liquid asset portfolio are recorded in net gains and losses on other non-trading financial instruments accounted for at fair value. The risk management policy for each of IFC's principal business activities and the accounting policies particular to them are described below.

Lending activities IFC's policy is to closely match the currency, interest rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. IFC has elected not to designate any hedging relationships for all lending-related derivatives.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Client risk management activities IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC's loan portfolio. To hedge the market risks that arise from these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reported in net income in net gains and losses on other non-trading financial instruments accounted for at fair value. Fees and spreads charged on these transactions are recorded in other income in the consolidated income statement on an accrual basis.

Borrowing activities IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries' capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert such borrowings into variable rate US dollar obligations, consistent with IFC's matched funding policy. IFC elected to carry at fair value, under the Fair Value Option, all market borrowings for which a derivative instrument is used to create an economic hedge. Changes in the fair value of such borrowings and the associated derivatives are reported in net gains and losses on other non-trading financial instruments accounted for at fair value in the consolidated income statement.

Liquid asset portfolio management activities IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars, consistent with IFC's matched funding policy. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value with changes in fair value reported in income from liquid asset trading activities. No derivatives in the liquid asset portfolio have been designated as hedging instruments under ASC 815.

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through sales or purchases of currency. Interest rate risk arising from mismatches due to write-downs, prepayments and re-schedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if IFC's credit exposure to a counterparty, on a mark-to-market basis, exceeds a specified level, the counterparty must post collateral to cover the excess, generally in the form of liquid government securities or cash. IFC does not offset the fair value amounts of derivatives and obligations to return cash collateral associated with these master netting agreements.

Loan participations – IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. The disbursed and outstanding balances of loan participations that meet the applicable accounting criteria are accounted for as sales and are not included in IFC's consolidated balance sheet. All other loan participations are accounted for as secured borrowings and are included in loans on IFC's consolidated balance sheet, with the related secured borrowings included in payables and other liabilities on IFC's consolidated balance sheet.

Pension and other postretirement benefits – IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees' respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to IFC is included in income or expense from pension and other postretirement benefit plans in the consolidated income statement. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

Variable Interest Entities – The Variable Interest Entities Subsections of ASC Topic 810, *Consolidation* (the ASC 810 VIE Subsections), defines certain variable interest entities and require parties to such entities to assess and measure variable interests in the VIEs for the purposes of determining possible consolidation of the VIEs. Variable interests can arise from financial instruments, service contracts, guarantees, leases or other arrangements with a VIE.

An entity is subject to the ASC 810 VIE Subsections and is a variable interest entity if it lacks: (1) equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors who have decision-making rights about the entity's operations or if it has equity investors who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

Except as noted in the following paragraph, IFC consolidates a VIE if it has the power to direct the VIE's activities that most significantly impact its economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

IFC consolidates certain VIEs if it will absorb a majority of a VIE's expected losses or expected residual returns. Such VIEs are entities that (1) have all the attributes of an investment company as specified in the ASC or for which it is industry practice to account for their assets at fair value through earnings, (2) IFC does not have an explicit or implicit obligation to fund losses of the entity that could be potentially significant to that entity, and (3) are not a securitization entity, an asset-backed financing entity, or an entity that was formerly considered a qualifying special purpose entity, as well as entities that are required to comply with or operate in accordance with requirements that are similar to those included in Rule 2a-7 of the Investment Company Act of 1940.

IFC has a number of investments in VIEs that it manages and supervises in a manner consistent with other portfolio investments. Note U provides further details regarding IFC's variable interests in VIEs.

Recently adopted accounting standards – In June 2009, the FASB issued SFAS No. 166, *Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140* (SFAS No. 166). SFAS No. 166 removes the concept of a qualifying special-purpose entity (QSPE) from Statement 140 and removes the exception from applying FIN 46 to QSPEs. It clarifies Statement 140's objective of determining whether a transferor has surrendered control over transferred financial assets, and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the entire financial asset has not been transferred and/or when the transferor has continuing involvement with the transferred financial asset. SFAS No. 166 defines the term *participating interest* to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. If the transfer does not meet those conditions, a transferor may account for the transfer as a sale only if it transfers an entire financial asset and surrenders control over the entire transferred assets in accordance with the conditions in Statement 140, as amended. SFAS No. 166 requires that a transferor recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of a financial asset. SFAS No. 166 also requires enhanced financial statement disclosures about transfers of financial assets and a transferor's continuing involvement in transferred financial assets. SFAS No. 166 is effective as of the beginning of the reporting entity's first annual reporting period that begins after November 15, 2009 (which is the year ending June 30, 2011 for IFC) and for interim periods within that first annual reporting period. IFC adopted the provisions of SFAS No. 166 for the three months ended September 30, 2010 without a material impact on IFC's financial position, results of operations or cash flows. SFAS No. 166 is now ASC Topic 860, *Transfers and Servicing.*

In June 2009, the FASB issued SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)* (SFAS No. 167). SFAS No. 167 amends FIN 46(R) to require the analysis of whether the reporting entity's variable interests give it a controlling financial interest in a VIE. If so, the reporting entity is considered to be the primary beneficiary and must consolidate the VIE. SFAS No. 167 defines a controlling interest as an interest having both the power to direct the activities that most significantly impact the VIE's economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE. SFAS No. 167 requires on-going assessments of whether the reporting entity is the primary beneficiary of a VIE and eliminates the quantitative approach previously required for determining the primary beneficiary of a VIE. SFAS No. 167 also amends FIN 46(R) to require a troubled debt restructuring to be considered an event that requires reconsideration of whether an entity is a VIE and whether a reporting entity is the primary beneficiary of a VIE. SFAS No. 167 requires enhanced disclosures aimed at providing more transparent information about an enterprise's involvement in VIE's and nullifies FASB FSP 140-4 and FIN 46(R)-8. However, the content of the enhanced disclosures is generally consistent with that previously required by FSP FAS 140-4 and FIN 46(R)-8. SFAS No. 167 is effective as of the beginning of the reporting entity's first annual reporting period that begins after November 15, 2009 (which is the year ending June 30, 2011 for IFC) and for interim periods within that first annual reporting period. IFC adopted the provisions of SFAS No. 167 for the three months ended September 30, 2010 without a material impact on IFC's financial position, results of operations or cash flows. The provisions of SFAS No. 167 are included in the VIE Subsections of ASC 810.

In December 2009, the FASB issued ASU No. 2009-16, *Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets* (ASU 2009-16) and ASU No. 2009-17, Consolidations (Topic 810): *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities* (ASU 2009-17). ASU 2009-16 and ASU 2009-17 formally update the ASC for the provisions of SFAS No. 166 and SFAS No. 167, respectively.

In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (ASU 2010-06).* ASU 2010-06 amends ASC 820 to require new disclosures for transfers in and out of Level 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim or annual period beginning after December15, 2009 (which was the three months ended March 31, 2010 for IFC) except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which was effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. IFC adopted the requirements of ASC 2010-06 for the three months ended March 31, 2010 (including the requirement to provide Level 3 activity) without a material impact on IFC's financial position, results of operations or cash flows.

In February 2010, the FASB issued ASU No. 2010-09, *Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements* (ASU 2010-09) and ASU No. 2010-10, *Consolidation (Topic 810): Amendments for Certain Investment Funds* (ASU 2010-10), and in March 2010 issued ASU 2010-11, *Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives* (ASU 2010-11).

ASU 2010-09 adds the term "SEC filer" to the ASC Master Glossary; requires (1) SEC filers and (2) certain other entities to evaluate subsequent events through the date the financial statements are issued; requires all other entities to evaluate subsequent events through the date the financial statements are available to be issued; and exempts SEC filers from disclosing the date through which subsequent events have been evaluated. ASU 2010-09 was effective upon issuance and had no material impact on IFC's financial position, results of operations or cash flows.

ASU 2010-10 defers application of SFAS No. 167 for a reporting enterprise's interest in certain entities if (1) the entity either has all the attributes of an investment company as specified in the ASC or is an entity for which it is industry practice to account for its assets at fair value through earnings, (2) the reporting enterprise does not have an explicit or implicit obligation to fund losses of the entity that could be potentially significant

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

to that entity, and (3) the entity is not a securitization entity, an asset-backed financing entity, or an entity that was formerly considered a qualifying special purpose entity, as well as interests in entities that are required to comply with or operate in accordance with requirements that are similar to those included in Rule 2a-7 of the Investment Company Act of 1940. ASU 2010-10 is effective beginning as of the first annual reporting period that begins after November 15, 2009 (which is the year ending June 30, 2011 for IFC). IFC adopted the provisions of ASU 2010-10 for the three months ended September 30, 2010 without a material impact on IFC's financial position, results of operations or cash flows.

ASU 2010-11 addresses application of the scope exception for certain embedded credit derivatives contained in ASC 815-15-15-8 and 15-9 and is effective on the first day of the first fiscal quarter beginning after June 15, 2010 (which was the three months ended September 30, 2010, for IFC). IFC adopted the provisions of ASU 2010-11 for the three months ended September 30, 2010 without a material impact on IFC's financial position, results of operations or cash flows.

In July 2010, the FASB issued ASU 2010-20, *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses* (ASU 2010-20). ASU 2010-20 amends ASC Topic 310 by requiring additional disaggregated disclosures about the credit quality of an entity's financing receivables (loans) and its allowance for credit losses. The objective of the new disclosures is to improve the financial statement user's understanding of (1) the nature of an entity's credit risks associated with its financing receivables and (2) the entity's assessment of that risk in estimating its allowance for credit losses as well as the changes in the allowance and the reasons for those changes. The new disclosures that relate to information as of the end of a reporting period are effective for the first interim or annual reporting period ending on or after December 15, 2010 (which was the three months ended December 31, 2010 for IFC). The new disclosures that include information for activity that occurs during a reporting period will be effective for the first interim or annual periods beginning after December 15, 2010 (which was the three months ending March 31, 2011 for IFC). IFC has provided those disclosures in the Notes to these Consolidated Financial Statements

Accounting and financial reporting developments – In March 2010, the Patient Protection and Affordable Care Act (the PPACA) and the Health Care Education Reconciliation Act of 2010 (HCERA), became law (collectively, the "Act"). The Act seeks to reform the U.S. health care system and its various provisions will become effective over the next eight years. IFC is currently evaluating the impact of the Act.

In January 2011, the FASB issued ASU 2011-01, *Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No.2010-20* (ASU 2011-01). ASU 2011-01 amends ASC Topic 310 and ASU 2010-20 to defer indefinitely the effective date of the disclosures required by ASU 2010-20 pertaining to troubled debt restructurings. The original effective date for those disclosures was for the first interim or annual period beginning after December 15, 2010 (which was the three months ended March 31, 2011 for IFC).

In April 2011, the FASB issued ASU 2011-02, *A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring* (ASU 2011-02). ASU 2011-02 provides additional guidance clarifying when the restructuring of a loan should be considered a *troubled* debt restructuring, including determining whether the lender has granted a concession and whether the borrower is experiencing financial difficulty. The ASU also reestablishes an effective date for ASU 2010-20's previously deferred disclosure requirements for troubled debt restructurings. ASU 2011-02 is effective for interim and annual periods ending after June 15, 2011 (which is the three months ending September 30, 2011 for IFC) and applies retroactively to restructurings occurring on or after the beginning of the annual period of adoption (which is July 1, 2011 for IFC), ASU 2010-20's previously deferred disclosure requirements for troubled debt restructurings are effective for the first interim or annual period beginning after June 15, 2011 (which is the three months ending September 30, 2011 for IFC).

In April 2011, the FASB also issued ASU 2011-03, *Reconsideration of Effective Control for Repurchase Agreements* (ASU 2011-03). ASU 2011-03 amends ASC Topic 860, *Transfers and Servicing*, to remove from the assessment of whether a transferor of a financial asset has given up effective control of that asset (1) the criterion requiring the transferor to have the ability to repurchase or redeem transferred financial assets on substantially the agreed terms, even in the event of a default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. ASU 2011-03 is effective prospectively for transactions, or modifications of existing transactions, that occur in or after the first interim or annual period beginning after December 15, 2011 (which is the three months ending March 31, 2012 for IFC). IFC is currently evaluating the impact of ASU 2011-03.

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* (ASU 2011-04). ASU 2011-04 is largely consistent with current fair value measurements principles in U.S. GAAP, expands ASC 820's existing disclosure requirements and makes other amendments, many of which are made to eliminate unnecessary wording differences between U.S. GAAP and IFRS. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 (which is the three months ending March 31, 2012 for IFC). ASU 2011-04 is not expected to have a material impact on IFC's financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU 2011-05, *Presentation of Comprehensive Income* (ASU 2011-05). ASU 2011-05 revises the manner in which entities must present comprehensive income in their financial statements by requiring either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements of income and comprehensive income, respectively. ASU 2011-05 does not change the items that must be reported in other comprehensive income, does not require any additional disclosures and is effective for fiscal years ending after December 15, 2011 (which is the year ending June 30, 2012 for IFC) and interim and annual periods thereafter. IFC currently presents two separate but consecutive consolidated statements of income and comprehensive income, respectively.

In addition, during the year ended June 30, 2011, the FASB issued and/or approved various other ASUs. IFC analyzed and implemented the new guidance, as appropriate, with no material impact on either the financial position, results of operations or cash flows of IFC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B – SCOPE OF CONSOLIDATION

IFC Asset Management Company, LLC (AMC)

IFC has established a wholly owned subsidiary, AMC, to mobilize capital from outside IFC's traditional investor pool and to manage third-party capital. AMC is consolidated into IFC's financial statements. At June 30, 2011, IFC has provided $2 million of capital to AMC ($2 million - June 30, 2010).

At June 30, 2011, AMC managed four funds (collectively referred to as the AMC Funds):
IFC Capitalization (Equity) Fund, L.P. (the Equity Capitalization Fund);
IFC Capitalization (Subordinated Debt) Fund, L.P. (the Sub-Debt Capitalization Fund);
IFC African, Latin American and Caribbean Fund, L.P. (the ALAC Fund); and
Africa Capitalization Fund, Ltd. (the Africa Capitalization Fund).

IFC is a limited partner of the Equity Capitalization Fund and the Sub-Debt Capitalization Fund, and IFC Founder Partner LLC, a wholly owned subsidiary of IFC, is a limited partner of the ALAC Fund. IFC accounts for these limited partner interests at fair value under the Fair Value Option. IFC has no direct financial interest in the Africa Capitalization Fund.

In addition, wholly owned subsidiaries of AMC have general partnership interests in the Equity Capitalization Fund, the Sub-Debt Capitalization Fund and the ALAC Fund. These general partnerships are ultimately consolidated into IFC's financial statements but are immaterial individually and in the aggregate to IFC's Consolidated Financial Statements. The Africa Capitalization Fund is structured as a limited liability company and AMC is its manager.

As a result of the consolidation of AMC and the general partnership interests in the AMC Funds, IFC's consolidated balance sheet at June 30, 2011 includes $18 million in cash, receivables and other assets ($6 million - June 30, 2010), less than $0.5 million in equity investments (less than $0.5 million - June 30, 2010) and less than $0.5 million in payables and other liabilities (less than $0.5 million - June 30, 2010). Other income in IFC's consolidated income statement includes $28 million during year ended June 30, 2011 ($7 million - year ended June 30, 2010 and less than $0.5 million - year ended June 30, 2009) and other expenses includes $5 million during the year ended June 30, 2011 ($2 million - year ended June 30, 2010 and $0 - year ended June 30, 2009).

Consolidated VIEs

IFC has consolidated three VIEs into these Consolidated Financial Statements.

In October 2009, IFC created a special purpose vehicle, Hilal Sukuk Company, to facilitate a $100 million Sukuk under IFC's borrowings program. Hilal Sukuk Company is a variable interest entity and has been consolidated into these Consolidated Financial Statements. The consolidation of Hilal Sukuk Company had no material impact on these Consolidated Financial Statements.

The other two consolidated VIEs are in the collective investment vehicles sector in the Latin America and Caribbean region. As a result of their consolidation, IFC's consolidated balance sheet at June 30, 2011 includes additional assets of $7 million in equity investments ($14 million - June 30, 2010), $3 million in receivables and other assets ($1 million - June 30, 2010), and additional liabilities of $3 million in payables and other liabilities ($4 million - June 30, 2010).

Related to the consolidation of these VIEs, other income includes $2 million during the year ended June 30, 2011 ($10 million - year ended June 30, 2010 and $2 million - year ended June 30, 2009). Other expenses include $7 million during the year ended June 30, 2011 ($6 million - year ended June 30, 2010 and $12 million - year ended June 30, 2009).

Other consolidated entities

Beginning July 1, 2010, IFC has consolidated three entities in the collective investment vehicles sector in the Asia and Sub-Saharan African regions into these Consolidated Financial Statements under the voting interest model. During the year ended June 30, 2011, IFC disbursed $4 million to these entities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C – LIQUID ASSET PORTFOLIO

The composition of IFC's liquid asset portfolio included in the consolidated balance sheet captions is as follows (US$ millions):

	June 30, 2011	June 30, 2010
Assets		
Cash and due from banks	$ 73	$ 74
Time deposits	4,275	5,060
Trading securities	24,761	23,428
Securities purchased under resale agreements	1,549	539
Derivative assets	65	153
Receivables and other assets:		
Receivables from unsettled security trades	1,004	1,075
Accrued interest income on time deposits and securities	94	130
Accrued income on derivative instruments	23	9
Total assets	31,844	30,468
Liabilities		
Securities sold under repurchase agreements and payable for cash collateral received	5,787	8,393
Derivative liabilities	513	181
Payables and other liabilities:		
Payables for unsettled security trades	970	857
Accrued charges on derivative instruments	57	36
Total liabilities	7,327	9,467
Total net liquid asset portfolio	$ 24,517	$ 21,001

The liquid asset portfolio is denominated primarily in US dollars; investments in other currencies, net of the effect of associated derivative instruments that convert non-US dollar securities into US dollar securities, represent 1.7% of the portfolio at June 30, 2011 (2.2% - June 30, 2010).

Trading securities

Trading securities comprises:

	Year ended June 30, 2011	At June 30, 2011	
	Fair value average daily balance (US$ millions)	Fair value (US$ millions)	Weighted average contractual maturity (years)
Government, agency and government-sponsored agency obligations	$ 8,419	$ 7,288	3.2
Asset-backed securities	7,287	8,329	25.0
Corporate securities	8,611	7,772	2.4
Money market funds	524	1,372	1.0
Total trading securities	$ 24,841	$ 24,761	

	Year ended June 30, 2010	At June 30, 2010	
	Fair value average daily balance (US$ millions)	Fair value (US$ millions)	Weighted average contractual maturity (years)
Government, agency and government-sponsored agency obligations	$ 7,910	$ 8,207	2.4
Asset-backed securities	6,172	5,757	19.2
Corporate securities	8,097	9,008	2.6
Money market funds	1,077	456	1.0
Total trading securities	$ 23,256	$ 23,428	

The expected maturity of the asset-backed securities may be significantly shorter than the contractual maturity, as reported above, due to prepayment features.

Income from liquid asset trading portfolio

Income from the liquid asset trading portfolio for the years ended June 30, 2011, June 30, 2010 and June 30, 2009 comprises (US$ millions):

	2011	2010	2009
Interest income	$ 473	$ 358	$ 510
Net gains and losses on trading activities:			
Realized gains (losses)	(12)	127	334
Unrealized gains (losses)	101	328	(368)
Net gains (losses) on trading activities	89	455	(34)
Foreign currency transaction gains (losses)	(33)	2	(2)
Total income from liquid asset trading portfolio	**$ 529**	**$ 815**	**$ 474**

Net gains and losses on trading activities comprises net gains on asset-backed and mortgage-backed securities of $159 million in the year ended June 30, 2011 ($419 million gains - year ended June 30, 2010; $368 million losses - year ended June 30, 2009) and net losses on other trading securities of $70 million in the year ended June 30, 2011 ($36 million gains - year ended June 30, 2010; $334 million gains - year ended June 30, 2009).

The annualized rate of return on the trading liquid asset portfolio, calculated as total income from the liquid asset trading portfolio divided by fair value average daily balance, during the year ended June 30, 2011, was 2.1% (3.5% - year ended June 30, 2010; 3.2% - year ended June 30, 2009). After the effect of associated derivative instruments, the liquid asset portfolio generally reprices within one year.

Collateral

The estimated fair value of securities held by IFC at June 30, 2011 as collateral in connection with derivatives transactions and purchase and resale agreements that may be sold or repledged was $3,568 million ($1,476 million - June 30, 2010).

Collateral given by IFC to counterparties in connection with repurchase agreements that may be sold or repledged by the counterparty approximates the amounts classified as Securities sold under repurchase agreements and payable for cash collateral received.

NOTE D – INVESTMENTS

The carrying value of investments at June 30, 2011 and June 30, 2010 comprises (US$ millions):

	June 30, 2011	June 30, 2010
Loans		
Loans at amortized cost	$ 19,038	$ 17,559
Less: Reserve against losses on loans	(1,307)	(1,349)
Net loans	17,731	16,210
Loans held for sale at lower of amortized cost or fair value	87	-
Loans accounted for at fair value under the Fair Value Option (outstanding principal balance $596 - June 30, 2011, $488 - June 30, 2010)	637	450
Total Loans	**18,455**	**16,660**
Equity investments		
Equity investments at cost less impairment*	2,748	2,551
Equity investments accounted for at fair value as available-for-sale (cost $1,824 - June 30, 2011, $1,450 - June 30, 2010)	3,484	3,012
Equity investments accounted for at fair value under the Fair Value Option (cost $ 2,112 - June 30, 2011, $1,391 - June 30, 2010)	3,081	1,906
Total equity investments	**9,313**	**7,469**
Debt securities		
Debt securities accounted for at fair value as available-for-sale (amortized cost $1,702 - June 30, 2011, $1,491 - June 30, 2010)	1,961	1,609
Debt securities accounted for at fair value under the Fair Value Option (amortized cost $184 - June 30, 2011, $183 - June 30, 2010)	205	206
Total debt securities	**2,166**	**1,815**
Total carrying value of investments	**$ 29,934**	**$ 25,944**

* Equity investments at cost less impairment at June 30, 2011 includes unrealized gains of $36 million ($20 million at June 30, 2010) related to equity investments accounted for as available-for-sale in previous periods and for which readily determinable fair vales are no longer available.

The distribution of the investment portfolio by sector and by geographical region and a reconciliation of total disbursed portfolio to carrying value

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of investments is as follows (US$ millions):

Sector	June 30, 2011				June 30, 2010			
	Loans	Equity investments	Debt securities	Total	Loans	Equity investments	Debt securities	Total
Manufacturing, agribusiness and services								
Asia	$ 2,001	$ 391	$ 192	$ 2,584	$ 1,864	$ 331	$ 192	$ 2,387
Europe, Middle East and North Africa	2,882	460	36	3,378	2,569	389	36	2,994
Sub-Saharan Africa, Latin America and Caribbean	1,929	345	39	2,313	2,050	258	31	2,339
Other	34	-	-	34	48	-	-	48
Total manufacturing, agribusiness and services	6,846	1,196	267	8,309	6,531	978	259	7,768
Financial markets								
Asia	1,104	1,074	235	2,413	866	769	190	1,825
Europe, Middle East and North Africa	3,051	1,542	378	4,971	2,752	1,309	223	4,284
Sub-Saharan Africa, Latin America and Caribbean	1,465	1,291	944	3,700	1,504	1,074	848	3,426
Other	363	426	66	855	305	189	66	560
Total financial markets	5,983	4,333	1,623	11,939	5,427	3,341	1,327	10,095
Infrastructure and natural resources								
Asia	1,812	236	57	2,105	1,629	209	60	1,898
Europe, Middle East and North Africa	2,099	460	6	2,565	1,539	373	7	1,919
Sub-Saharan Africa, Latin America and Caribbean	2,966	394	156	3,516	2,940	443	118	3,501
Other	178	113	6	297	131	87	1	219
Total infrastructure and natural resources	7,055	1,203	225	8,483	6,239	1,112	186	7,537
Total disbursed portfolio	**$ 19,884**	**$ 6,732**	**$ 2,115**	**$ 28,731**	**$ 18,197**	**$ 5,431**	**$ 1,772**	**$ 25,400**
Reserves against losses on loans	(1,307)			(1,307)	(1,349)			(1,349)
Unamortized deferred loan origination fees, net and other	(123)			(123)	(108)			(108)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets	(40)	(55)	(8)	(103)	(42)	(53)	(7)	(102)
Unrealized gains on equity investments held by consolidated VIEs		7		7		14		14
Unrealized gains on investments accounted for at fair value as available-for-sale		1,660	38	1,698		1,562	27	1,589
Unrealized gains (losses) on investments accounted for at fair value under the Fair Value Option	41	969	21	1,031	(38)	515	23	500
Carrying value of investments	**$ 18,455**	**$ 9,313**	**$ 2,166**	**$ 29,934**	**$ 16,660**	**$ 7,469**	**$ 1,815**	**$ 25,944**

NOTE E – LOANS AND GUARANTEES

Loans

The currency composition and average contractual rate of the disbursed loan portfolio are summarized below:

	June 30, 2011		June 30, 2010	
	Amount (US$ millions)	Average contractual rate (%)	Amount (US$ millions)	Average contractual rate (%)
US dollar	$ 14,167	3.9	$ 13,409	3.9
Euro	3,009	4.7	2,311	3.9
Indian rupee	455	9.5	340	8.5
Russian ruble	411	9.7	362	11.6
Chinese renminbi	331	5.2	294	5.2
Philippine pesos	246	8.2	247	8.6
Indonesian rupiah	228	10.2	194	11.2
Colombian pesos	189	10.4	207	10.4
South African rand	171	9.4	156	10.1
Brazilian real	118	11.2	135	10.1
New Turkish lira	49	13.1	51	13.2
Mexican peso	8	6.0	80	5.7
Other currencies:				
OECD currencies	243	4.4	180	4.6
Non-OECD currencies	259	7.5	231	7.6
Total disbursed loan portfolio	**$ 19,884**	**4.6**	**$ 18,197**	**4.6**

After the effect of interest rate swaps and currency swaps, IFC's loans are principally denominated in variable rate US dollars.

Loans in all currencies are repayable during the years ending June 30, 2012 through June 30, 2016 and thereafter, as follows (US$ millions):

	2012	2013	2014	2015	2016	Thereafter	Total
Fixed rate loans	$ 685	$ 613	$ 737	$ 466	$ 572	$ 1,274	$ 4,347
Variable rate loans	3,017	2,256	2,346	1,977	1,754	4,187	15,537
Total disbursed loan portfolio	**$ 3,702**	**$ 2,869**	**$ 3,083**	**$ 2,443**	**$ 2,326**	**$ 5,461**	**$ 19,884**

At June 30, 2011, 22% of the disbursed loan portfolio consisted of fixed rate loans (22% - June 30, 2010), while the remainder was at variable rates. At June 30, 2011, the disbursed loan portfolio included $199 million of loans serving as collateral under secured borrowing arrangements ($130 million - June 30, 2010). IFC's disbursed variable rate loans generally reprice within one year.

Income from loans and guarantees for the years ended June 30, 2011, June 30, 2010 and June 30, 2009, comprise the following (US$ millions):

	2011	2010	2009
Interest income	$ 704	$ 676	$ 879
Commitment fees	33	33	29
Other financial fees	52	50	25
Gains on non-monetary exchanges	9	-	-
Unrealized gains (losses) on loans accounted for at fair value under the Fair Value Option	79	42	(62)
Income from loans and guarantees	**$ 877**	**$ 801**	**$ 871**

During the year ended June 30, 2011, IFC received mortgage loans with an initial carrying amount of $86 million in conjunction with the settlement of a borrower's obligation to IFC. These loans are classified as held-for-sale.

Reserves against losses on loans

Changes in the reserve against losses on loans for the years ended June 30, 2011, June 30, 2010 and June 30, 2009, as well as the related recorded investment in loans at June 30, 2011, evaluated for impairment individually (specific reserves) and on a pool basis (portfolio reserves) respectively, are summarized below (US$ millions):

	Year ended June 30, 2011		
	Specific reserve	Portfolio reserves	Total reserves
Beginning balance	$ 432	$ 917	$ 1,349
Release of provision for losses on loans, net	(16)	(24)	(40)
Write offs	(56)	-	(56)
Recoveries of previously written off loans	4	-	4
Foreign currency transaction adjustments	10	32	42
Other adjustments*	8	-	8
Ending balance	$ 382	$ 925	$ 1,307
Related recorded investment in loans at June 30, 2011 evaluated for impairment**	$ 19,038	$ 18,120	$ 19,038

*Other adjustments comprise reserves against interest capitalized as part of a debt restructuring.
**IFC individually evaluates all loans for impairment. Portfolio reserves are established for losses incurred, but not specifically identifiable, on loans for which no specific reserve is established.

	Year ended June 30, 2010		
	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$ 300	$ 938	$ 1,238
Provision for (release of provision for) losses on loans, net	153	(8)	145
Write offs	(18)	-	(18)
Recoveries of previously written off loans	5	-	5
Foreign currency transaction adjustments	(9)	(13)	(22)
Other adjustments	1	-	1
Ending balance	$ 432	$ 917	$ 1,349

	Year ended June 30, 2009		
	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$ 219	$ 629	$ 848
Provision for losses on loans, net	109	332	441
Write offs	(41)	-	(41)
Recoveries of previously written off loans	15	-	15
Foreign currency transaction adjustments	(1)	(23)	(24)
Other adjustments	(1)	-	(1)
Ending balance	$ 300	$ 938	$ 1,238

Guarantees

IFC extends financial guarantee facilities to its clients to provide full or partial credit enhancement for their debt securities and trade obligations. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed at June 30, 2011 totaled $4,081 million ($2,721 million - June 30, 2010). Guarantees of $2,932 million that were outstanding (i.e., not called) at June 30, 2011 ($1,889 million - June 30, 2010), were not included in loans on IFC's consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

Provision for losses on loans and guarantees

The provision for losses on loans and guarantees in the consolidated income statement for the year ended June 30, 2011 includes $0 in respect of guarantees ($10 million provision - year ended June 30, 2010; $3 million release of provision - year ended June 30, 2009). At June 30, 2011 the accumulated reserve for losses on guarantees, included in the consolidated balance sheet in payables and other liabilities, was $24 million ($24 million - June 30, 2010). Other adjustments comprise reserves against interest capitalized as part of a debt restructuring.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Impaired loans

The average recorded investment during the year ended June 30, 2011, in loans at amortized cost that are impaired was $940 million ($768 million - year ended June 30, 2010). The recorded investment in loans at amortized cost that are impaired at June 30, 2011 was $918 million ($984 million - June 30, 2010).

Loans at amortized cost that are impaired with specific reserves are summarized by industry sector and geographic region as follows (US$ millions):

	June 30, 2011				
	Recorded investment	Unpaid principal balance	Related specific reserve	Average recorded investment	Interest income recognized
Manufacturing, agribusiness and services					
Asia	$ 132	$ 139	$ 57	$ 142	$ 3
Europe, Middle East and North Africa	466	475	189	466	13
Sub-Saharan Africa, Latin America and Caribbean	187	264	62	200	6
Total manufacturing, agribusiness and services	785	878	308	808	22
Financial markets					
Asia	28	30	6	30	3
Europe, Middle East and North Africa	21	27	13	21	1
Sub-Saharan Africa, Latin America and Caribbean	8	32	8	4	-
Total financial markets	57	89	27	55	4
Infrastructure and natural resources					
Asia	7	7	3	6	-
Europe, Middle East and North Africa	15	15	5	16	1
Sub-Saharan Africa, Latin America and Caribbean	54	54	39	55	1
Total infrastructure and natural resources	76	76	47	77	2
Total	$ 918	$ 1,043	$ 382	$ 940	$ 28

IFC had no impaired loans at June 30, 2011 with no specific reserves.

Nonaccruing loans

Loans on which the accrual of interest has been discontinued amounted to $943 million at June 30, 2011 ($877 million - June 30, 2010). Interest income not recognized on nonaccruing loans during the year ended June 30, 2011 totaled $61 million ($59 million - year ended June 30, 2010; $47 million - year ended June 30, 2009). Interest income recognized on loans in nonaccrual status, related to current and prior years, during the year ended June 30, 2011 was $22 million ($22 million - year ended June 30, 2010; $18 million - year ended June 30, 2009) on a cash basis.

The recorded investment in nonaccruing loans at amortized cost is summarized by industry sector and geographic region as follows (US$ millions):

	June 30, 2011			
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Total recorded investment in nonaccruing loans
Asia	$ 100	$ 28	$ -	$ 128
Europe, Middle East and North Africa	462	6	13	481
Sub-Saharan Africa, Latin America and Caribbean	123	1	53	177
Total disbursed loans at amortized cost	$ 685	$ 35	$ 66	$ 786

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Past due loans

An age analysis, based on contractual terms, of IFC's loans at amortized cost by industry sector and geographic region follows (US$ millions):

	June 30, 2011					
	30-59 days past due	60-89 days past due	90 days or greater past due	Total past due	Current	Total loans
Manufacturing, agribusiness and services						
Asia	$ -	$ -	$ 90	$ 90	$ 1,870	$ 1,960
Europe, Middle East and North Africa	1	-	420	421	2,333	2,754
Sub-Saharan Africa, Latin America and Caribbean	-	33	83	116	1,801	1,917
Other	-	-	-	-	34	34
Total manufacturing, agribusiness and services	1	33	593	627	6,038	6,665
Financial markets						
Asia	-	-	28	28	1,041	1,069
Europe, Middle East and North Africa	-	-	6	6	2,993	2,999
Sub-Saharan Africa, Latin America and Caribbean	-	-	1	1	1,330	1,331
Other	-	-	-	-	339	339
Total financial markets	-	-	35	35	5,703	5,738
Infrastructure and natural resources						
Asia	-	-	-	-	1,596	1,596
Europe, Middle East and North Africa	-	-	14	14	2,085	2,099
Sub-Saharan Africa, Latin America and Caribbean	-	-	52	52	2,874	2,926
Other	-	-	-	-	177	177
Total Infrastructure and natural resources	-	-	66	66	6,732	6,798
Total disbursed loans at amortized cost	$ 1	$ 33	$ 694	$ 728	$ 18,473	$ 19,201
Unamortized deferred loan origination fees, net and other						(123)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets						(40)
Recorded investment in loans at amortized cost						$ 19,038

At June 30, 2011, there are no loans 90 days or greater past due still accruing.

Loan Credit Quality Indicators

IFC utilizes a rating system to classify loans according to credit worthiness and risk. Each loan is categorized as very good, good, average, watch, substandard, doubtful or loss.

A description of each category (credit quality indicator), in terms of the attributes of the borrower, the business environment in which the borrower operates or the loan itself, follows:

Credit quality indicator	Description
Very good	Excellent debt service capacity; superior management; market leader; very favorable operating environment; may also have strong collateral and/or guaranteed arrangements.
Good	Strong debt service capacity: good liquidity; stable performance, very strong management, high market share; minimal probability of financial deterioration.
Average	Satisfactory balance sheet ratios, average liquidity; good debt service capacity; good management; average size and market share.
Watch	Tight liquidity; financial performance below expectations; higher than average leverage ratio; week management in certain aspects; uncompetitive products and operations; unfavorable or unstable macroeconomic factors.
Substandard	Poor financial performance; difficulty servicing debt; inadequate net worth and debt service capacity; loan not fully secured: partial past due amounts of interest and/or principal; well defined weaknesses may adversely impact collection but no loss of principal is expected.
Doubtful	Bad financial performance; serious liquidity and debt service capacity issues: large and increasing past due amounts: partial loss is very likely.
Loss	Close to or already in bankruptcy; serious regional geopolitical issues/conflicts; default and total loss highly likely.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of IFC's loans at amortized cost by credit quality indicator, as updated during the three months ended June 30, 2011, as well as by industry sector and geographic region follows (US$ millions):

	At June 30, 2011							
	Very good	Good	Average	Watch	Substandard	Doubtful	Loss	Total
Manufacturing, agribusiness and services								
Asia	$ -	$ 490	$ 851	$ 438	$ 130	$ 43	$ 8	$ 1,960
Europe, Middle East and North Africa	-	305	664	1,208	143	280	154	2,754
Sub-Saharan Africa, Latin America and Caribbean Europe	-	311	814	512	177	68	35	1,917
Other	-	-	34	-	-	-	-	34
Total manufacturing, agribusiness and services	-	1,106	2,363	2,158	450	391	197	6,665
Financial markets								
Asia	-	682	287	72	-	28	-	1,069
Europe, Middle East and North Africa	-	520	1,570	617	287	-	5	2,999
Sub-Saharan Africa, Latin America and Caribbean	-	384	731	186	22	7	1	1,331
Other	-	9	-	330	-	-	-	339
Total financial markets	-	1,595	2,588	1,205	309	35	6	5,738
Infrastructure and natural resources								
Asia	-	309	959	315	6	7	-	1,596
Europe, Middle East and North Africa	-	111	968	831	174	12	3	2,099
Sub-Saharan Africa, Latin America and Caribbean	-	269	981	1,472	142	36	26	2,926
Other	-	53	74	50	-	-	-	177
Total infrastructure and natural resources	-	742	2,982	2,668	322	55	29	6,798
Total disbursed loans at amortized cost	**$ -**	**$ 3,443**	**$ 7,933**	**$ 6,031**	**$ 1,081**	**$ 481**	**$ 232**	**$19,201**
Unamortized deferred loan origination fees, net and other								(123)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets								(40)
Recorded investment in loans at amortized cost								**$19,038**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE F – DEBT SECURITIES

Debt securities accounted for as available-for-sale at June 30, 2011 and June 30, 2010 comprise (US$ millions):

	June 30, 2011				June 30, 2010			
	Amortized	Unrealized		Fair	Amortized	Unrealized		Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value
Corporate debt securities	$ 1,306	$ 243	$ (47)	$ 1,502	$ 1,150	$ 107	$ (64)	$ 1,193
Preferred shares	371	64	(1)	434	309	102	(26)	385
Asset-backed securities	22	-	-	22	29	-	-	29
Other debt securities	3	-	-	3	3	-	(1)	2
Total	$ 1,702	$ 307	$ (48)	$ 1,961	$ 1,491	$ 209	$ (91)	$ 1,609

Unrealized losses on debt securities accounted for as available-for-sale at June 30, 2011 are summarized below (US$ millions):

	Less than 12 months		12 months or greater		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$ 67	$ (2)	$ 830	$ (45)	$ 897	$ (47)
Preferred shares	3	(1)	-	-	3	(1)
Total	$ 70	$ (3)	$ 830	$ (45)	$ 900	$ (48)

Unrealized losses on debt securities accounted for as available-for-sale at June 30, 2010 are summarized below (US$ millions):

	Less than 12 months		12 months or greater		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$ 380	$ (14)	$ 615	$ (50)	$ 995	$ (64)
Preferred shares	76	(16)	53	(10)	129	(26)
Other debt securities	2	(1)	-	-	2	(1)
Total	$ 458	$ (31)	$ 668	$ (60)	$ 1,126	$ (91)

Corporate debt securities comprise investments in bonds and notes. Unrealized losses associated with corporate debt securities are primarily attributable to movements in the credit default swap spread curve applicable to the issuer. Based upon IFC's assessment of expected credit losses, IFC has determined that the issuer is expected to make all contractual principal and interest payments. Accordingly, IFC expects to recover the cost basis of these securities.

Preferred shares comprise investments in preferred equity investments that are redeemable at the option of IFC or mandatorily redeemable by the issuer. Unrealized losses associated with preferred shares are primarily driven by changes in discount rates associated with changes in credit spreads or interest rates, minor changes in exchange rates and comparable market valuations in the applicable sector. Based upon IFC's assessment of the expected credit losses, IFC expects to recover the cost basis of these securities.

Debt securities with contractual maturities that are accounted for as available-for-sale have contractual maturities during the years ending June 30, 2012 through June 30, 2016 and thereafter, as follows (US$ millions):

	2012	2013	2014	2015	2016	Thereafter	Total
Corporate debt securities*	$ 81	$ 252	$ 362	$ 333	$ 52	$ 453	$ 1,533
Asset-backed securities	-	-	-	-	-	22	22
Total disbursed portfolio of debt securities with contractual maturities	$ 81	$ 252	$ 362	$ 333	$ 52	$ 475	$ 1,555

* excluding $9 million disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets.

The expected maturity of asset-backed securities may differ from the contractual maturity, as reported above, due to prepayment features. In addition, IFC has $437 million of redeemable preferred shares and other debt securities with undefined maturities ($387 million - June 30, 2010).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The currency composition and average contractual rate of debt securities with contractual maturities that are accounted for as available-for-sale are summarized below:

	June 30, 2011		June 30, 2010	
	Amount (US$ millions)	Average contractual rate (%)	Amount (US$ millions)	Average contractual rate (%)
Brazilian real	$ 861	10.7	$ 806	9.0
US dollar	293	3.3	205	3.7
Euro	79	3.4	6	3.5
Other non-OECD currencies	322	6.3	260	6.4
Total disbursed portfolio of debt securities with contractual maturities	**$ 1,555**	**8.0**	**$ 1,277**	**7.6**

After the effect of interest rate swaps and currency swaps, IFC's debt securities with contractual maturities that are accounted for as available-for-sale are principally denominated in variable rate US dollars.

Income from debt securities for the years ended June 30, 2011, June 30, 2010 and June 30, 2009, comprise the following (US$ millions):

	2011	2010	2009
Interest income	$ 39	$ 35	$ 64
Realized (losses) gains on debt securities	(2)	14	6
Gains on non-monetary exchanges	4	32	2
Unrealized (losses) gains on debt securities accounted for at fair value under the Fair Value Option	(2)	23	-
Impairment losses on debt securities:			
Total other-than-temporary impairment losses	(2)	(3)	(42)
Portion of losses recognized in other comprehensive income	-	-	34
Net impairment losses recognized in net income	(2)	(3)	(8)
Dividends	9	7	7
Total income from debt securities	**$ 46**	**$ 108**	**$ 71**

NOTE G – EQUITY INVESTMENTS

Income (loss) from equity investments for the years ended June 30, 2011, June 30, 2010 and June 30, 2009 comprises the following (US$ millions):

	2011	2010	2009
Realized gains on equity investments	$ 737	$ 1,290	$ 990
Gains on non-monetary exchanges	217	28	14
Unrealized gains (losses) on equity investments accounted for at fair value under the Fair Value Option	454	240	(299)
Dividends and profit participations	280	285	311
Other-than-temporary impairment losses:			
Equity investments at cost less impairment	(87)	(126)	(605)
Equity investments available-for-sale	(131)	(77)	(453)
Total other- than-temporary impairment losses on equity investments	(218)	(203)	(1,058)
Release (amortization) of UJVs conditional asset retirement obligations	(1)	3	(2)
Custody, fees and other	(5)	(5)	2
Total income (loss) from equity investments	**$ 1,464**	**$ 1,638**	**$ (42)**

Dividends and profit participations include $57 million at June 30, 2011 ($60 million - year ended June 30, 2010; $56 million - year ended June 30, 2009) of receipts received in freely convertible currency, net of cash disbursements, in respect of investments accounted for under the cost recovery method, for which cost has been fully recovered.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Equity investments include several private equity funds that invest primarily in emerging markets across a range of sectors and that are accounted for at fair value under the Fair Value Option. These investments cannot be redeemed with the funds. Instead, the nature of the investments in this class is that distributions are received through the liquidation of the underlying assets of the funds. IFC estimates that the underlying assets of the funds would be liquidated over five to eight years. The fair values of all these funds have been determined using the net asset value of IFC's ownership interest in partners' capital and totaled $2,107 million as of June 30, 2011 ($1,175 million as of June 30, 2010). The unfunded commitment obligations related to these funds totaled $1,369 million as of June 30, 2011 ($1,006 million as of June 30, 2010).

NOTE H – INVESTMENT TRANSACTIONS COMMITTED BUT NOT DISBURSED OR UTILIZED

Loan, equity and debt security commitments signed but not yet disbursed, and guarantee and client risk management facilities signed but not yet utilized are summarized below (US$ millions):

	June 30, 2011	June 30, 2010
Investment transactions committed but not disbursed:		
Loans, equity investments and debt securities	$ 9,698	$ 10,491
Investment transactions committed but not utilized:		
Guarantees	1,149	832
Client risk management facilities	174	124
Total investment transactions committed but not disbursed or utilized	**$ 11,021**	**$ 11,447**

The disbursements of investment transactions committed but not disbursed or utilized are generally subject to fulfillment of conditions of disbursement.

NOTE I – LOAN PARTICIPATIONS

Loan participations signed as commitments for which disbursement has not yet been made and loan participations disbursed and outstanding which are serviced by IFC for participants are as follows (US$ millions):

	June 30, 2011	June 30, 2010
Loan participations signed as commitments but not disbursed	$ 2,460	$ 759
Loan participations disbursed and outstanding which are serviced by IFC	$ 5,865	$ 6,336

NOTE J – RECEIVABLES AND OTHER ASSETS

Receivables and other assets are summarized below (US$ millions):

	June 30, 2011	June 30, 2010
Receivables from unsettled security trades	$ 1,004	$ 1,075
Accrued interest income on time deposits and securities	107	135
Accrued income on derivative instruments	484	400
Accrued interest income on loans	238	238
Prepaid pension and other postretirement benefit costs	142	59
Headquarters building:		
Land	89	89
Building	221	218
Less: Accumulated building depreciation	(89)	(73)
Headquarters building, net	221	234
Deferred charges and other assets	406	372
Total receivables and other assets	**$ 2,602**	**$ 2,513**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K – BORROWINGS

Market borrowings and associated derivatives

IFC's borrowings outstanding from market sources and currency and interest rate swaps, net of unamortized issue premiums and discounts, are summarized below:

	June 30, 2011							
	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation	
	Amount (US $ millions)	Weighted average rate (%)	Amount (US $ millions)	Weighted average rate (%)	Notional amount (US $ millions)	Weighted average rate (%)	Amount (US $ millions)	Weighted average rate (%)
US dollar	$ 18,055	2.9	$ 15,664	(0.2)	$ 30,739	0.4	$ 33,443	0.3
					(31,015)	(1.9)		
Australian dollar	7,518	5.6	(7,518)	(5.6)	-	-	-	-
Japanese yen	4,083	2.1	(4,083)	(2.1)	-	-	-	-
New Turkish lira	1,688	10.0	(1,688)	(10.0)	-	-	-	-
Brazilian real	1,498	8.6	(1,498)	(8.6)	-	-	-	-
New Zealand dollar	1,022	6.2	(1,022)	(6.2)	-	-	-	-
South African rand	956	6.8	(956)	(6.8)	-	-	-	-
Canadian dollar	826	4.6	(826)	(4.6)	-	-	-	-
Pound sterling	528	3.2	(528)	(3.2)	-	-	-	-
Chinese renminbi	332	3.2	-	-	-	-	332	3.2
Euro	329	6.6	(320)	(6.7)	9	1.8	9	1.8
					(9)	(1.6)		
Singapore dollar	163	1.1	(163)	(1.1)				
Mexican peso	141	6.0	(141)	(6.0)	-	-	-	-
Moroccan dirham	128	4.5	(128)	(4.5)	-	-	-	-
Hong Kong dollar	127	5.1	(127)	(5.1)	-	-	-	-
C.F.A. franc	92	4.5	(44)	(4.8)	-	-	48	4.3
Russian ruble	36	5.8	(36)	(5.8)	-	-	-	-
			36	3.6			36	3.6
South Korean won	33	1.8	(33)	(1.8)	-	-	-	-
Principal at face value	**37,555**		**$ (3,411)**		**$ (276)**		**$ 33,868**	**0.3**
Borrowings under the short-term Discount Note Program	1,499							
	39,054							
Unamortized discounts, net	(650)							
Total market borrowings	**38,404**							
Fair value adjustments	(243)							
Carrying value of market borrowings	**$ 38,161**							

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

IFC's borrowings outstanding from market sources and currency and interest rate swaps, net of unamortized issue premiums and discounts, are summarized below:

	June 30, 2010							
	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation	
	Amount (US $ millions)	Weighted average rate (%)	Amount (US $ millions)	Weighted average rate (%)	Notional amount (US $ millions)	Weighted average rate (%)	Amount (US $ millions)	Weighted average rate (%)
US dollar	$ 15,227	3.6	$ 13,380	(0.2)	$ 22,998	0.6	$ 28,291	0.4
					(23,314)	(2.6)		
Australian dollar	4,691	5.7	(4,691)	(5.7)	-	-	-	-
Japanese yen	4,139	2.6	(4,139)	(2.6)	-	-	-	-
New Turkish lira	1,553	11.7	(1,553)	(11.7)	-	-	-	-
Brazilian real	1,077	9.4	(967)	(9.1)	-	-	110	12.0
New Zealand dollar	822	6.5	(822)	(6.5)	-	-	-	-
South African rand	780	8.3	(780)	(8.3)	-	-	-	-
Canadian dollar	762	4.6	(762)	(4.6)	-	-	-	-
Chinese renminbi	295	3.3	-	-	-	-	295	3.3
Euro	288	6.8	(281)	(6.9)	7	1.0	7	1.0
					(7)	(0.8)		
Pound sterling	195	5.4	(195)	(5.4)	-	-	-	-
Singapore dollar	143	1.1	(143)	(1.1)				
Hong Kong dollar	127	5.1	(127)	(5.1)	-	-	-	-
Moroccan dirham	111	4.5	(111)	(4.5)	-	-	-	-
Swiss franc	93	4.8	(93)	0.2	92	(0.2)	-	-
					(92)	(4.8)		
C.F.A. franc	79	4.5	(38)	(4.8)	-	-	41	4.3
Mexican peso	9	6.1	(9)	(6.1)	-	-	-	-
Principal at face value	**30,391**		**$ (1,331)**		**$ (316)**		**$ 28,744**	**0.5**
Borrowings under the short-term Discount Note Program	1,404							
	31,795							
Unamortized discounts, net	(639)							
Total market borrowings	**31,156**							
Fair value adjustments	(100)							
Carrying value of market borrowings	**$ 31,056**							

The net currency obligations in Chinese renminbi and C.F.A. franc at June 30, 2011 have funded on-balance sheet loans with similar characteristics in such currencies.

The weighted average remaining maturity of IFC's borrowings from market sources was 5.9 years at June 30, 2011 (6.5 years - June 30, 2010).

Charges on borrowings for the year ended June 30, 2011 include $4 million of interest expense on secured borrowings ($4 million - year ended June 30, 2010; $7 million - year ended June 30, 2009) and is net of $10 million of gains on buybacks of market borrowings ($62 million - June 30, 2010; $61 million - year ended June 30, 2009).

The net nominal amount receivable from currency swaps of $3,411 million and the net notional amount receivable from interest rate swaps of $276 million at June 30, 2011 ($1,331 million and $316 million - June 30, 2010), shown in the above table, are represented by currency and interest rate swap assets at fair value of $3,562 million and currency and interest rate swap liabilities at fair value of $357 million ($1,798 million and $575 million - June 30, 2010), included in derivative assets and derivative liabilities, respectively, on the consolidated balance sheet.

Short term market borrowings

IFC's short-term Discount Note Program has maturities ranging from overnight to one year. The amount outstanding under the program at June 30, 2011 is $1,499 million ($1,404 million at June 30, 2010). Charges on borrowings for the year ended June 30, 2011, includes $3 million in respect of this program ($2 million - June 30, 2010).

Borrowings from IBRD

Borrowings outstanding from IBRD are summarized below:

	June 30, 2011		June 30, 2010	
	Principal amount (US$ millions)	Weighted average cost (%)	Principal amount (US$ millions)	Weighted average cost (%)
Saudi Arabian riyal	$ 50	4.0	$ 50	4.0
Total borrowings outstanding from IBRD	**$ 50**		**$ 50**	

The weighted average remaining maturity of borrowings from IBRD was 3.2 years at June 30, 2011 (4.2 years - June 30, 2010). Charges on borrowings for the year ended June 30, 2011, includes $2 million ($2 million - year ended June 30, 2010; $2 million - year ended June 30, 2009) in respect of borrowings from IBRD.

Maturity of borrowings

The principal amounts repayable on borrowings outstanding in all currencies, gross of any premiums or discounts, during the years ending June 30, 2012, through June 30, 2016, and thereafter are summarized below (US$ millions):

	2012	2013	2014	2015	2016	Thereafter	Total
Borrowings from market sources	$ 2,808	$ 6,165	$ 9,093	$ 5,689	$ 4,109	$ 9,691	$ 37,555
Borrowings under the short-term Discount Note Program	1,499	-	-	-	-	-	1,499
Borrowings from IBRD	8	8	8	8	9	9	50
Total borrowings, gross	**$ 4,315**	**$ 6,173**	**$ 9,101**	**$ 5,697**	**$ 4,118**	**$ 9,700**	**39,104**
Unamortized discounts, net							(650)
Fair value adjustments							(243)
Carrying value of borrowings							**$ 38,211**

After the effect of interest rate and currency swaps, IFC's borrowings generally reprice within one year.

NOTE L – PAYABLES AND OTHER LIABILITIES

Payables and other liabilities are summarized below (US$ millions):

	June 30, 2011	June 30, 2010
Accrued charges on borrowings	$ 465	$ 421
Accrued charges on derivative instruments	193	138
Payables for unsettled security trades	970	857
Secured borrowings	199	130
Accounts payable, accrued expenses and other liabilities	545	442
Deferred income	84	89
Total payables and other liabilities	**$ 2,456**	**$ 2,077**

NOTE M – CAPITAL TRANSACTIONS

IFC's authorized share capital was increased to $2,450 million through two capital increases in 1992. No subscribed shares remain unpaid at June 30, 2011.

During the year ended June 30, 2011, no shares, at a par value of $1,000 each, were subscribed and paid by member countries (0 shares at a par value of $1,000 each - year ended June 30, 2009; 3,104 shares at a par value of $1,000 each - year ended June 30, 2009).

Under IFC's Articles of Agreement, in the event a member withdraws from IFC, IFC and the member may negotiate on the repurchase of the member's capital stock on such terms as may be appropriate under the circumstances. Such agreement may provide, among other things, for a final settlement of all obligations of the member to IFC. If such an agreement is not made within six months after the member withdraws or such other time as IFC and the member may agree, the repurchase price of the member's capital stock shall be the value thereof shown by the books of IFC on the day when the member withdraws. The repurchase of capital stock is subject to certain conditions including payments in installments, at such times and in such available currency or currencies as IFC reasonably determines, taking into account the financial position of IFC. IFC's Articles of Agreement also provide for the withdrawing member to repay losses on loans and equity investments in excess of reserves provided on the date of withdrawal.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE N – OTHER INCOME

Other income for the year ended June 30, 2011, predominantly comprises $24 million of fees collected from clients ($26 million - year ended June 30, 2010; $22 million - year ended June 30, 2009), $29 million of income from consolidated entities after eliminations ($17 million - year ended June 30, 2010; $3 million - year ended June 30, 2009) and income under other reimbursable arrangements of $6 million ($7 million - year ended June 30, 2010; $5 million - year ended June 30, 2009).

NOTE O – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME

Designated retained earnings

The components of designated retained earnings and related expenditures are summarized below (US$ millions):

	Grants to IDA	Advisory services	Performance-based grants	SME Ventures for IDA countries	Global Infrastructure Project Development Fund	Total designated retained earnings
At June 30, 2008	**$ -**	**$ 438**	**$ 188**	**$ 100**	**$ 100**	**$ 826**
Year ended June 30, 2009						
Designations of retained earnings	450	100				550
Expenditures against designated retained earnings	(450)	(129)	(5)	(1)	-	(585)
At June 30, 2009	$ -	$ 409	$ 183	$ 99	$ 100	$ 791
Year ended June 30, 2010						
Designations/Reallocations of retained earnings	200		(70)	(60)	(70)	-
Transfers		5	(5)			-
Expenditures against designated retained earnings	(200)	(101)	(7)	(2)	-	(310)
At June 30, 2010	$ -	$ 313	$ 101	$ 37	$ 30	$ 481
Year ended June 30, 2011						
Designations of retained earnings	600	10				610
Expenditures against designated retained earnings	(600)	(106)	(47)	(3)	-	(756)
At June 30, 2011	**$ -**	**$ 217**	**$ 54**	**$ 34**	**$ 30**	**$ 335**

On August 5, 2010, IFC's Board of Directors approved a designation of $600 million of IFC's retained earnings for grants to IDA and $10 million of IFC's retained earnings for advisory services. On October 8, 2010, IFC's Board of Governors noted with approval these designations.

Accumulated other comprehensive income

The components of accumulated other comprehensive income at June 30, 2011 and June 30, 2010 are summarized as follows (US$ millions):

	June 30, 2011	June 30, 2010
Net unrealized gains on debt securities	$ 259	$ 118
Net unrealized gains on equity investments	1,696	1,582
Unrecognized net actuarial losses and unrecognized prior service costs on benefit plans	(412)	(498)
Total accumulated other comprehensive income	**$ 1,543**	**$ 1,202**

NOTE P – NET GAINS AND LOSSES ON OTHER NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE

Net gains and losses on other non-trading financial instruments accounted for at fair value for the years ended June 30, 2011, June 30, 2010 and June 30, 2009, comprises (US$ millions):

	2011	2010	2009
Realized gains and losses on derivatives associated with investments:			
Net realized gains on derivatives associated with loans	$ 4	$ -	$ -
Net realized gains on derivatives associated with debt securities	11	-	-
Net realized gains on derivatives associated with equity investments	48	5	-
Total realized gains on derivatives associated with investments	63	5	-
Gains on non-monetary exchanges of derivatives associated with investments:			
Gains on non-monetary exchanges of derivatives associated with loans	-	-	-
Gains on non-monetary exchanges of derivatives associated with debt securities	8	4	-
Gains on non-monetary exchanges of derivatives associated with equity investments	14	2	45
Total non monetary gains on derivatives associated with investments	22	6	45
Unrealized gains and losses on other non-trading financial instruments:			
Unrealized gains and losses on derivative associated with investments:			
Net unrealized losses on derivatives associated with loans	(68)	(102)	(65)
Net unrealized (losses) gains on derivatives associated with debt securities	(30)	28	25
Net unrealized gains (losses) on derivatives associated with equity investments	75	(50)	66
Total unrealized (losses) gains on derivatives associated with investments	(23)	(124)	26
Unrealized gains and losses on market borrowings accounted for at fair value:			
Credit spread component	(44)	(324)	668
Interest rate, foreign exchange and other components	187	(451)	(452)
Total unrealized gains (losses) on market borrowings	143	(775)	216
Unrealized (losses) gains on derivatives associated with market borrowings	(50)	549	165
Net unrealized gains (losses) on market borrowings and associated derivatives	93	(226)	381
Total unrealized gains (losses) on other non-trading financial instruments	70	(350)	407
Net gains (losses) on other non-trading financial instruments accounted for at fair value	$ 155	$ (339)	$ 452

As discussed in Note A, "Summary of significant accounting and related policies", market borrowings with associated derivatives are accounted for at fair value under the Fair Value Option. Differences arise between the movement in the fair value of market borrowings and the fair value of the associated derivatives primarily due to the different credit characteristics. The change in fair value reported in "Net unrealized gains (losses) on market borrowings and associated derivatives" includes the impact of changes in IFC's own credit spread. As credit spreads widen, unrealized gains are recorded and when such credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter the cash flows on the market borrowings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE Q – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

As discussed in Note A, "Summary of significant accounting and related policies", IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as hedging instruments under ASC Topic 815. Note A describes how and why IFC uses derivative instruments. The fair value of derivative instrument assets and liabilities by risk type at June 30, 2011 and June 30, 2010 is summarized as follows (US$ millions):

Consolidated balance sheet location	June 30, 2011 Fair value	June 30, 2010 Fair value
Derivative assets		
Interest rate	$ 649	$ 647
Foreign exchange	5	50
Interest rate and currency	3,126	1,653
Equity	390	337
Other derivative	7	1
Total derivative assets	$ 4,177	$ 2,688
Derivative liabilities		
Interest rate	$ 428	$ 327
Foreign exchange	73	36
Interest rate and currency	1,256	777
Total derivative liabilities	$ 1,757	$ 1,140

The effect of derivative instruments contracts on the consolidated income statement for the years ended June 30, 2011 and June 30, 2010 is summarized as follows (US$ millions):

Derivative instrument category	Consolidated income statement location	June 30, 2011	June 30, 2010
Interest rate	Income from loans and guarantees	$ (50)	$ (44)
	Income from liquid asset trading activities	(238)	(298)
	Charges on borrowings	464	403
	Other income	11	5
	Net gains and losses on other non-trading financial instruments accounted for at fair value	(38)	331
Foreign exchange	Foreign currency transaction (losses) gains on non-trading activities	46	4
	Income from liquid asset trading activities	(33)	88
	Net gains and losses on other non-trading financial instruments accounted for at fair value	(11)	(5)
Interest rate and currency	Income from loans and guarantees	(198)	(173)
	Income from debt securities	(79)	(65)
	Income from liquid asset trading activities	(32)	(11)
	Charges on borrowings	943	715
	Foreign currency transaction gains and losses on non-trading activities	993	539
	Net gains and losses on other non-trading financial instruments accounted for at fair value	(81)	146
	Service Fees and Other	(5)	7
Equity	Net gains and losses on other non-trading financial instruments accounted for at fair value	135	(30)
Other derivative instruments	Income (loss) from equity investments	-	-
	Net gains and losses on other non-trading financial instruments accounted for at fair value	7	(6)
Total		$ 1,834	$ 1,606

The income related to each derivative instrument category includes realized and unrealized gains and losses.

At June 30, 2011, the outstanding volume, measured by US$ equivalent notional, of interest rate contracts was $48,534 million ($36,446 million at June 30, 2010), foreign exchange contracts was $4,376 million ($3,201 million at June 30, 2010) and interest rate and currency contracts was $27,337 million ($20,356 million at June 30, 2010). At June 30, 2011, there were 173 equity contracts related to IFC's loan and equity investment portfolio recognized as derivatives assets or liabilities under ASC Topic 815 (138 equity contracts at June 30, 2010).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

IFC enters into interest rate and currency derivative instruments under standard industry contracts that contain credit risk-linked contingent features with respect to collateral requirements. Should IFC's credit rating be downgraded from the current AAA, the credit support annexes of these standard swap agreements detail, by swap counterparty, the collateral requirements IFC must satisfy in this event. The aggregate fair value of derivatives containing a credit risk-linked contingent feature in a net liability position was $658 million at June 30, 2011 ($157 million at June 30, 2010). At June 30, 2011, IFC had no collateral posted under these agreements. If IFC was downgraded from the current AAA to AA+, then collateral in the amount of $208 million would be required to be posted against net liability positions with counterparties at June 30, 2011 (less than $1 million at June 30, 2010).

As of June 30, 2011, IFC had $45 million of outstanding obligations to return cash collateral under master netting agreements.

NOTE R – FAIR VALUE MEASUREMENTS

Many of IFC's financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the values which will ultimately be realized, since IFC generally holds loans, borrowings and other financial instruments with contractual maturities with the aim of realizing their historical values.

The estimated fair values reflect the interest rate environments as of June 30, 2011 and June 30, 2010. In different interest rate environments, the fair value of IFC's financial assets and liabilities could differ significantly, especially the fair value of certain fixed rate financial instruments. Reasonable comparability of fair values among financial institutions is not likely, because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standards introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of IFC. The fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.

The methodologies used and key assumptions made to estimate fair values as of June 30, 2011, and June 30, 2010, are summarized below.

Liquid assets - The primary pricing source for the liquid assets is valuations obtained from external pricing services (vendor prices). The most liquid securities in the liquid asset portfolio are exchange traded futures and options and US Treasuries. For exchange traded futures and options, exchange quoted prices are obtained and these are classified as Level 1 in accordance with ASC 820. Liquid assets valued using quoted market prices are also classified as Level 1. Securities valued using vendor prices for which there is evidence of high market trade activity may also be classified as Level 1. US Treasuries are valued using index prices and also classified as Level 1. The remaining liquid assets valued using vendor prices are classified as Level 2 or Level 3 based on the results of IFC's evaluation of the vendor's pricing methodologies. Most vendor prices use some form of matrix pricing methodology to derive the inputs for projecting cash flows or to derive prices. When vendor prices are not available, liquid assets are valued internally by IFC using yield pricing approach or comparables model approach and these are classified as Level 2 or Level 3 depending on the degree that the inputs are observable in the market.

The critical factors in valuing liquid assets in both Level 2 and Level 3 are the estimation of cash flows and yield. Other significant inputs for valuing corporate securities, quasi-government securities and sovereign or sovereign-guaranteed securities include reported trades, broker/dealer quotes, benchmark securities, option adjusted spread curve, volatilities, and other reference data. In addition to these inputs, valuation models for securitized or collateralized securities use collateral performance inputs, such as weighted average coupon rate, weighted average maturity, conditional prepayment rate, constant default rate, vintage, and credit enhancements.

Derivative instruments - The various classes of derivative instruments include interest rate contracts, foreign exchange contracts, interest rate and currency contracts, equity contracts and other derivative contracts. Certain over the counter derivatives in the liquid asset portfolio priced in-house are classified as Level 2, while certain over the counter derivatives priced using external manager prices are classified as Level 3. Fair values for derivative instruments are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.

The significant inputs used in valuing the various classes of derivative instruments are presented below:

Classes	Significant Inputs
Interest rate contracts	Inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Foreign exchange	Foreign exchange rate, inter-bank yield curves and foreign exchange basis curve.
Interest rate and currency rates	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Equity	Equity spot price, volatility, risk free rate, dividend yield, expiry date, discount rate, strike price, discount rate and option period.
Other derivative contracts	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve, yield curves specified to index, floating rates and inflation curve, swaption volatility matrix, equity spot price, volatility and dividend yield.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Loans and loan commitments - Fair values of loans were determined on the basis of discounted cash flows, incorporating credit default swap spreads, expected recovery rates, risk free interest rates, amortization schedules and investment risk rating and are classified as Level 3. Certain loans contain embedded conversion and/or income participation features. If not bifurcated as standalone derivatives, these features were considered in determining the loans' fair value based on the quoted market prices or other calculated values of the equity investments into which the loans are convertible and the discounted cash flows of the income participation features.

Equity investments - Equity investments valued using quoted prices in active markets are classified as Level 1. Investments in funds were valued using net asset values and classified as Level 3 . Equity investments, other than investments in funds, without available market prices were valued using valuation techniques appropriate to the investment such as recent transactions (IFC's purchase price, price that is in the process of negotiation, or recent trade price from third party transactions), discounted cash flows, and relative valuation through the use of comparables. Such equity investments are classified as Level 3.

The below table presents the significant inputs for the discounted cash flow model and the relative valuation through use of comparables approach:

Valuation techniques	Banking and non-banking financial institutions	Insurance companies	Others
Discounted cash flow model	Asset growth rate, discount rate, terminal value multiple or perpetual growth rate, cost of equity, return on assets, target leverage and recovery rate.		
Relative valuations through the use of comparables	Price/Book Value, and Price/Earnings.	Price/Book Value, Price/Embedded Value, and Appraisal Value	Enterprise Value/EBITDA, Enterprise Value/Sales, Price /Book Value, Price/Earnings, Price/EBITDA, and Price/Sales.

Debt securities - Debt securities in IFC's investment portfolio do not have available market prices and are valued using discounted cash flow approaches. All debt securities are classified as Level 3. Significant inputs used for valuations of significant classes of debt securities are presented below:

Classes	Significant Inputs
Corporate debt securities	Risk free rate, amortization schedule, investment risk rating, Credit Default Swap (CDS) spreads and recovery rate.
Asset Backed Securities	Risk free rate, asset risk rating, CDS spreads, recovery rate and correlation parameter, CDS spread, ratings of class notes, index rates, default rate, prepayment rate, recovery rate, recovery lag, delinquency rate and optional redemption option.

Borrowings - Fair values derived by using quoted prices in active markets are classified as Level 1. Fair values derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate are classified as Level 2. The significant inputs used in valuing borrowings classified as Level 2 are presented below:

Classes	Significant Inputs
Structured bonds	Foreign exchange rate and inter-bank yield curves, IFC's credit curve and swaption volatility matrix, foreign exchange rate volatility, equity spot price, volatility and dividend yield.
Unstructured bonds	Inter-bank yield curve and IFC's credit curve.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair value of assets and liabilities

Estimated fair values of IFC's financial assets and liabilities and off-balance sheet financial instruments at June 30, 2011 and June 30, 2010 are summarized below (US$ millions). IFC's credit exposure is represented by the estimated fair values of its financial assets. Note A provides a summary of IFC's significant accounting policies.

	June 30, 2011		June 30, 2010	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Cash and due from banks, time deposits, trading securities and securities purchased under resale agreements	$ 31,777	$ 31,777	$ 29,930	$ 29,930
Investments:				
Loans at amortized cost, net of reserves against losses	17,731	18,769	16,210	16,722
Loans held for sale at lower of amortized cost or fair value	87	90	-	-
Loans accounted for at fair value under the Fair Value Option	637	637	450	450
Total loans	18,455	19,496	16,660	17,172
Equity investments at cost less impairment	2,748	6,561	2,551	5,228
Equity investments accounted for at fair value as available-for-sale	3,484	3,484	3,012	3,012
Equity investments accounted for at fair value under the Fair Value Option	3,081	3,081	1,906	1,906
Total equity investments	9,313	13,126	7,469	10,146
Debt securities accounted for at fair value as available-for-sale	1,961	1,961	1,609	1,609
Debt securities accounted for at fair value under the Fair Value Option	205	205	206	206
Total debt securities	2,166	2,166	1,815	1,815
Total investments	29,934	34,788	25,944	29,133
Derivative assets:				
Borrowings-related	3,562	3,562	1,798	1,798
Liquid asset portfolio-related and other	65	65	154	154
Investment-related	462	462	658	658
Client risk management-related	88	88	78	78
Total derivative assets	4,177	4,177	2,688	2,688
Other investment-related financial assets	33	174	33	244
Financial liabilities				
Securities sold under repurchase agreements and payable for cash collateral received	5,787	5,787	8,393	8,393
Market and IBRD borrowings outstanding	38,211	38,211	31,106	31,117
Derivative liabilities:				
Borrowings-related	357	357	575	575
Liquid asset portfolio-related and other	513	513	181	181
Investment-related	799	799	306	306
Client risk management-related	88	88	78	78
Total derivative liabilities	1,757	1,757	1,140	1,140

Other investment-related financial assets comprise standalone options and warrants that do not meet the definition of a derivative.

The fair value of loan commitments amounted to $21 million at June 30, 2011 ($20 million - June 30, 2010). Fair values of loan commitments are based on present value of loan commitment fees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair value hierarchy

The following tables provide information as of June 30, 2011 and June 30, 2010, about IFC's financial assets and financial liabilities measured at fair value on a recurring basis. As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement (US$ millions):

	At June 30, 2011			
	Level 1	Level 2	Level 3	Total
Trading securities:				
Money market funds	$ 1,372	$ -	$ -	$ 1,372
Treasury securities	5,313	-	-	5,313
Foreign government bonds	1,363	5	-	1,368
Government guaranteed bonds	3,991	930	-	4,921
Supranational bonds	187	25	-	212
Foreign municipal bonds	242	-	-	242
Agency bonds	24	5	-	29
Foreign agency bonds	726	173	-	899
Agency residential mortgage-backed securities	138	107	9	254
Asset-backed securities	-	3,065	43	3,108
Foreign asset-backed securities	2	664	-	666
Corporate bonds	1,695	175	-	1,870
Commercial mortgage-backed securities	-	1,473	-	1,473
Foreign residential mortgage-backed securities	46	2,251	-	2,297
Non-agency residential mortgage-backed securities	-	558	55	613
Collateralized debt and collateralized loan obligations	-	21	103	124
Total trading securities	15,099*	9,452	210	24,761
Loans (outstanding principal balance $596)	-	-	637	637
Equity investments:				
Banking and non-banking financial institutions	1,885	-	566	2,451
Insurance companies	79	-	14	93
Funds	-	-	2,104	2,104
Others	1,369	-	548	1,917
Total equity investments	3,333	-	3,232	6,565
Debt securities:				
Corporate debt securities	-	-	1,620	1,620
Preferred shares	-	-	516	516
Asset-backed securities	-	-	22	22
Other debt securities	-	-	8	8
Total debt securities	-	-	2,166	2,166
Derivative assets:				
Interest rate contracts	-	649	-	649
Foreign exchange	-	5	-	5
Interest rate and currency rates	-	3,126	-	3,126
Equity	-	-	390	390
Other	-	-	7	7
Total derivative assets	-	3,780	397	4,177
Total assets at fair value	$ 18,432	$ 13,232	$ 6,642	$ 38,306
Borrowings:				
Structured bonds	$ -	$ 4,878	$ -	$ 4,878
Unstructured bonds	18,562	12,841	-	31,403
Total borrowings (outstanding principal balance $37,174**)	18,562	17,719	-	36,281
Derivative liabilities:				
Interest rate contracts	-	428	-	428
Foreign exchange	-	73	-	73
Interest rate and currency rates	-	1,256	-	1,256
Total derivative liabilities	-	1,757	-	1,757
Total liabilities at fair value	$ 18,562	$ 19,476	$ -	$ 38,038

* includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $1,372 million at June 30, 2011.

** includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $2,907 million, with a fair value of $2,295 million as of June 30, 2011.

Note: For the year ended June 30, 2011 securities with a fair value of $3,463 million were transferred from level 2 to level 1 due to improved indications of market activity and changing classification approach for some sectors from vendor-based methodology to sector based methodology corroborated with observation of market activities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	At June 30, 2010			
	Level 1	Level 2	Level 3	Total
Trading securities:				
Money market funds	$ 456	$ -	$ -	$ 456
Treasury securities	7,052	173	-	7,225
Foreign government bonds	131	273	-	404
Government guaranteed bonds	314	6,252	-	6,566
Supranational bonds	-	150	14	164
Foreign municipal bonds	-	480	-	480
Agency bonds	3	26	-	29
Foreign agency bonds	-	932	-	932
Agency residential mortgage-backed securities	-	657	-	657
Asset-backed securities	-	2,625	55	2,680
Foreign asset-backed securities	-	86	-	86
Corporate bonds	-	1,359	-	1,359
Commercial mortgage-backed securities	-	750	-	750
Foreign residential mortgage-backed securities	-	570	-	570
Non-agency residential mortgage-backed securities	-	822	-	822
Collateralized debt and collateralized loan obligations	-	106	108	214
Other	34	-	-	34
Total trading securities	7,990*	15,261	177	23,428
Loans (outstanding principal balance $488)	-	-	450	450
Equity investments:				
Banking and non-banking financial institutions	1,201	-	835	2,036
Insurance companies	-	-	33	33
Funds	2	-	1,177	1,179
Others	1,226	-	444	1,670
Total equity investments	2,429	-	2,489	4,918
Debt securities:				
Corporate debt securities	-	-	1,316	1,316
Preferred shares	-	-	464	464
Asset-backed securities	-	-	29	29
Other debt securities	-	-	6	6
Total debt securities	-	-	1,815	1,815
Derivative assets:				
Interest rate contracts	-	647	-	647
Foreign exchange	-	50	-	50
Interest rate and currency rates	-	1,653	-	1,653
Equity	-	-	337	337
Other derivative contracts	-	-	1	1
Total derivative assets	-	2,350	338	2,688
Total assets at fair value	**$ 10,419**	**$ 17,611**	**$ 5,269**	**$ 33,299**
Borrowings:				
Structured bonds	$ -	$ 4,439	$ -	$ 4,439
Unstructured bonds	12,020	12,746	-	24,766
Total borrowings (outstanding principal balance $29,944**)	12,020	17,185	-	29,205
Derivative liabilities:				
Interest rate contracts	-	327	-	327
Foreign exchange	-	36	-	36
Interest rate and currency rates	-	777	-	777
Total derivative liabilities	-	1,140	-	1,140
Total liabilities at fair value	**$ 12,020**	**$ 18,325**	**$ -**	**$ 30,345**

* includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $561 million at June 30, 2010.
** includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $2,499 million, with a fair value of $1,958 million as of June 30, 2010.
Note: For the year ended June 30, 2010 there were no transfers between Level 1 and Level 2 or vice versa.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables present the changes in the carrying value of IFC's Level 3 financial assets and financial liabilities for the year ended June 30, 2011 and year ended June 30, 2010 (US$ millions):

Level 3 trading securities for the year ended June 30, 2011

	Asset backed securities	Mortgage backed securities	Supranational bonds	Collateralized loan and debt obligations	Total
Balance as of July 1, 2010	$ 55	$ -	$ 14	$ 108	$ 177
Transfers into Level 3 (***)	2	53	-	-	55
Transfers out of Level 3 (****)	(15)	-	(14)	(5)	(34)
Net gains (realized and unrealized) for the year ended June 30, 2011 in net income	-	4	-	1	5
Purchases, issuances, sales and settlements:					
Purchases	10	9	-	-	19
Proceeds from sales	(9)	-	-	-	(9)
Settlements and others	-	(2)	-	(1)	(3)
Balance as of June 30, 2011	$ 43	$ 64	$ -	$ 103	$ 210
For the year ended June 30, 2011:					
Net unrealized gains included in net income	$ -	$ 16	$ -	$ 1	$ 17

Level 3 loans and debt securities for year ended June 30, 2011

	Loans	Debt securities				
		Corporate securities	Preferred shares	Asset backed securities	Others	Total
Balance as of July 1, 2010	$ 450	$ 1,316	$ 464	$ 29	$ 6	$ 1,815
Net gains (realized and unrealized) for the year ended June 30, 2011 in:						
Net income	96	11	(6)	-	1	6
Other comprehensive income	-	152	(12)	-	1	141
Purchases, issuances, sales and settlements:						
Purchases	-	214	98	-	-	312
Issuances	163	-	-	-	-	-
Proceeds from sales	-	-	(12)	-	-	(12)
Settlements and others	(72)	(73)	(16)	(7)	-	(96)
Balance as of June 30, 2011	$ 637	$ 1,620	$ 516	$ 22	$ 8	$ 2,166
For the year ended June 30, 2011:						
Net unrealized gains (losses) included in net income	$ 94	$ (1)	$ (4)	$ -	$ 1	$ (4)
Net unrealized gains included in other comprehensive income	$ -	$ 164	$ (17)	$ -	$ 1	$ 148

Level 3 equity investments for the year ended June 30, 2011

	Banking and non-banking institutions	Insurance companies	Funds	Others	Total
Balance as of July 1, 2010	$ 835	$ 33	$ 1,177	$ 444	$ 2,489
Transfers out of Level 3 (****)	(442)	(30)	-	(114)	(586)
Net gains (losses) (realized and unrealized) for the year ended June 30, 2011 in:					
Net income	15	(1)	407	88	509
Other comprehensive income	(7)	-	-	(3)	(10)
Purchases, issuances, sales and settlements:					
Purchases	91	12	637	92	832
Proceeds from sales	(5)	-	(215)	(3)	(223)
Settlements and others	79	-	98	44	221
Balance as of June 30, 2011	$ 566	$ 14	$ 2,104	$ 548	$ 3,232
For the year ended June 30, 2011:					
Net unrealized gains (losses) included in net income	$ 28	$ (1)	$ 348	$ 75	$ 450
Net unrealized gains included in other comprehensive income	$ (7)	$ -	$ -	$ (3)	$ (10)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Level 3 derivative assets for year ended June 30, 2011

	Derivative assets		
	Equity	Others	Total
Balance as of July 1, 2010	$ 337	$ 1	$ 338
Net gains (realized and unrealized) for the year ended June 30, 2011 in net income	134	7	141
Purchases, issuances, sales and settlements:			
Purchases	7	-	7
Settlements and others	(88)	(1)	(89)
Balance as of June 30, 2011	**$ 390**	**$ 7**	**$ 397**
For the year ended June 30, 2011:			
Net unrealized gains included in net income	$ 104	$ 6	$ 109

(***) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of June 30, 2011.
(****) Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities or sales of some securities that were part of June 2010 beginning balance as of June 30, 2011.
Note: IFC's policy is to recognize transfers in and transfers out as of the beginning of the reporting period in which the transfer occurred.

Level 3 trading securities for the year ended June 30, 2010

	Asset backed securities	Mortgage backed securities	Supranational bonds	Collateralized loan and debt obligations	Total
Balance as of July 1, 2009	$ 293	$ 382	$	$ 181	$ 856
Transfers into Level 3 (***)	-	-	17	-	17
Transfers out of Level 3 (****)	(293)	(382)	-	(55)	(730)
Net gains (losses) (realized and unrealized) for the year ended June 30, 2010 in:					
Net income (loss)	-	-	(3)	2	(1)
Purchases, issuances, sales and settlements:					
Purchases	55	-	-	-	55
Settlements and others	-	-	-	(20)	(20)
Balance as of June 30, 2010	**$ 55**	**$ -**	**$ 14**	**$ 108**	**$ 177**
For the year ended June 30, 2010:					
Net unrealized (losses) gains included in net income	$ -	$ -	$ (4)	$ 2	$ (2)

Level 3 loans and debt securities for the year ended June 30, 2010

	Loans	Debt securities				
		Corporate securities	Preferred shares	Asset backed securities	Others	Total
Balance as of July 1, 2009	$ 386	$ 1,171	$ 258	$ 67	$ 46	$ 1,542
Net gains (realized and unrealized) for the year ended June 30, 2010 in:						
Net income (loss)	37	34	31	6	-	71
Other comprehensive income (loss)	-	27	22	(4)	-	45
Purchases, issuances, sales and settlements:						
Purchases	-	150	115	-	4	269
Issuances	106	-	-	-	-	-
Sales	-	-	(13)	-	-	(13)
Settlements and others	(79)	(66)	51	(40)	(44)	(99)
Balance as of June 30, 2010	**$ 450**	**$ 1,316**	**$ 464**	**$ 29**	**$ 6**	**$ 1,815**
For the year ended June 30, 2010:						
Net unrealized gains included in net income	$ 36	$ 13	$ 6	$ -	$ -	$ 19
Net unrealized gains included in other comprehensive income	$ -	$ 37	$ 39	$ -	$ -	$ 76

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Level 3 equity investments for the year ended June 30, 2010

	Banking and non-banking institutions	Insurance companies	Funds	Others	Total
Balance as of July 1, 2009	$ 555	$ 3	$ 719	$ 299	$ 1,576
Transfers into Level 3 (***)	-	-	-	-	-
Transfers out of Level 3 (****)	(226)	-	-	(30)	(256)
Net gains (losses) (realized and unrealized) for the year ended June 30, 2010 in:					
Net income (loss)	56	-	186	93	335
Other comprehensive income (loss)	372	27	-	(9)	390
Purchases, issuances, sales and settlements:					
Purchases	25	-	373	110	508
Sales	(7)	-	(101)	(11)	(119)
Settlements and others	60	3	-	(8)	55
Balance as of June 30, 2010	$ 835	$ 33	$ 1,177	$ 444	$ 2,489
For the year ended June 30, 2010:					
Net unrealized gains included in net income	$ 49	$ -	$ 122	$ 74	$ 245
Net unrealized gains (losses) included in other comprehensive income	$ 379	$ 27	$ -	$ (9)	$ 397

Level 3 derivative assets for year ended June 30, 2010

	Derivative assets Equity	Others	Total
Balance as of July 1, 2009	$ 328	$ 7	$ 335
Net gains (losses) (realized and unrealized) for the year ended June 30, 2010 in:			
Net income (loss)	(29)	(6)	(35)
Purchases, issuances, sales and settlements:			
Purchases	66	-	66
Settlements and others	(28)	-	(28)
Balance as of June 30, 2010	$ 337	$ 1	$ 338
For the year ended June 30, 2010:			
Net unrealized gains included in net income	$ 3	$ 1	$ 4

(***) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of June 30, 2010.
(****) Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities as of June 30, 2010.
Note: IFC's policy is to recognize transfers in and transfers out as of the beginning of the reporting period in which the transfer occurred.

Gains and losses (realized and unrealized) from trading securities, loans, equity investments and debt securities included in net income for the period are reported on the consolidated income statement in income from liquid asset trading activities, income from loans and guarantees, income from equity investments and income from debt securities, respectively.

As of June 30, 2011, equity investments, accounted for at cost less impairment, with a carrying amount of $490 million were written down to their fair value of $405 million ($607 million and $469 million - June 30, 2010), resulting in a loss of $85 million, which was included in income from equity investments in the consolidated income statement during the year ended June 30, 2011 (loss of $138 million - year ended June 30, 2010). The amount of the write down was based on a Level 3 measure of fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE S – CURRENCY POSITION

IFC conducts its operations for loans, debt securities, equity investments, time deposits, trading securities, and borrowings in multiple currencies. IFC's policy is to minimize the level of currency risk by closely matching the currency of its assets (other than equity investments and quasi-equity investments) and liabilities by using hedging instruments. IFC's equity investments in enterprises located in its developing member countries are typically made in the local currency of the country. As a matter of policy, IFC carries the currency risk of equity investments and funds these investments from its capital and retained earnings. The following table summarizes IFC's exposure in major currencies at June 30, 2011 and June 30, 2010 (US$ millions):

	June 30, 2011					
	US dollar	Euro	Japanese yen	Other currencies	Fair value and other adjustments	Total
Assets						
Cash and cash equivalents	$ 2,818	$ 1,217	$ 7	$ 1,425	$ -	$ 5,467
Trading securities	19,264	2,101	305	3,091	-	24,761
Securities purchased under resale agreements	1,549	-	-	-	-	1,549
Investments:						
Loans	14,056	2,978	35	2,693	-	19,762
Less: Reserve against losses on loans	(1,014)	(187)	(2)	(104)	-	(1,307)
Net loans	13,042	2,791	33	2,589	-	18,455
Equity investments	-	-	-	9,313	-	9,313
Debt securities	911	79	-	1,176	-	2,166
Total investments	13,953	2,870	33	13,078	-	29,934
Derivative assets	5,434	446	4,083	15,108	(20,894)	4,177
Receivables and other assets	1,944	233	50	375	-	2,602
Total assets	$ 44,962	$ 6,867	$ 4,478	$ 33,077	$ (20,894)	$ 68,490
Liabilities						
Securities sold under repurchase agreements and payable for cash collateral received	$ 5,605	$ 128	$ -	$ 54	$ -	$ 5,787
Borrowings	19,024	328	4,085	14,774	-	38,211
Derivative liabilities	12,862	4,508	35	5,345	(20,993)	1,757
Payables and other liabilities	1,500	85	50	821	-	2,456
Total liabilities	$ 38,991	$ 5,049	$ 4,170	$ 20,994	$ (20,993)	$ 48,211

	June 30, 2010					
	US dollar	Euro	Japanese yen	Other currencies	Fair value and other adjustments	Total
Assets						
Cash and cash equivalents	$ 2,600	$ 2,007	$ 3	$ 1,353	$ -	$ 5,963
Trading securities	21,332	1,484	-	612	-	23,428
Securities purchased under resale agreements	448	-	-	91	-	539
Investments:						
Loans	13,258	2,284	38	2,429	-	18,009
Less: Reserve against losses on loans	(1,013)	(173)	(2)	(161)	-	(1,349)
Net loans	12,245	2,111	36	2,268	-	16,660
Equity investments	-	-	-	7,469	-	7,469
Debt securities	677	79	-	1,059	-	1,815
Total investments	12,922	2,190	36	10,796	-	25,944
Derivative assets	5,691	316	4,137	10,061	(17,517)	2,688
Receivables and other assets	1,546	306	59	602	-	2,513
Total assets	$ 44,539	$ 6,303	$ 4,235	$ 23,515	$ (17,517)	$ 61,075
Liabilities						
Securities sold under repurchase agreements and payable for cash collateral received	$ 7,754	$ 550	$ -	$ 89	$ -	$ 8,393
Borrowings	16,235	288	4,141	10,442	-	31,106
Derivative liabilities	10,759	4,077	36	4,048	(17,780)	1,140
Payables and other liabilities	1,367	90	55	565	-	2,077
Total liabilities	$ 36,115	$ 5,005	$ 4,232	$ 15,144	$ (17,780)	$ 42,716

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE T – SEGMENT REPORTING

For management purposes, IFC's business comprises two segments: client services and treasury services. The client services segment consists primarily of lending, investing in debt and equity securities, and advisory services activities. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Consistent with internal reporting, net income or expense from asset and liability management and client risk management activities in support of client services is allocated to the client services segment.

The assessment of segment performance by Senior Management includes net income for each segment, return on assets, and return on capital employed. IFC's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment headcounts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

An analysis of IFC's major components of income and expense by business segment for the years ended June 30, 2011, June 30, 2010 and June 30, 2009, is given below (US$ millions):

	2011			2010			2009		
	Client services	Treasury services	Total	Client services	Treasury services	Total	Client services	Treasury services	Total
Income from loans and guarantees	$ 869	$ 8	$ 877	$ 786	$ 15	$ 801	$ 857	$ 14	$ 871
Release of provision (provision) for losses on loans and guarantees	40	-	40	(155)	-	(155)	(438)	-	(438)
Income (loss) from equity investments	1,464	-	1,464	1,638	-	1,638	(42)	-	(42)
Income from debt securities	46	-	46	108	-	108	71	-	71
Income from liquid asset trading activities	-	529	529	-	815	815	-	474	474
Charges on borrowings	(109)	(31)	(140)	(117)	(46)	(163)	(303)	(185)	(488)
Other income	222	-	222	176	-	176	153	-	153
Other expenses	(816)	(9)	(825)	(730)	(13)	(743)	(617)	(12)	(629)
Foreign currency transaction gains and losses on non-trading activities	(33)	-	(33)	(82)	-	(82)	10	-	10
Expenditures for advisory services and against other retained earning designations	(156)	-	(156)	(110)	-	(110)	(135)	-	(135)
Net gains and losses on other non-trading financial instruments accounted for at fair value	62	93	155	(113)	(226)	(339)	71	381	452
Grants to IDA	(600)	-	(600)	(200)	-	(200)	(450)	-	(450)
Net income (loss)	**$ 989**	**$ 590**	**$ 1,579**	**$ 1,201**	**$ 545**	**$ 1,746**	**$ (823)**	**$ 672**	**$ (151)**

Geographical segment data in respect of client services is disclosed in Note D, and the composition of Liquid Assets is provided in Note C.

NOTE U – VARIABLE INTEREST ENTITIES

Significant variable interests

IFC has identified 93 investments in VIEs which are not consolidated by IFC but in which it is deemed to hold significant variable interests at June 30, 2011 (104 investments - June 30, 2010).

The majority of these VIEs do not involve securitizations or other types of structured financing. IFC is usually the minority investor in these VIEs. These VIEs are mainly: (a) investment funds, where the general partner or fund manager does not have substantive equity at risk, which IFC does not consolidate because it does not absorb the majority of funds' expected losses or expected residual returns and (b) entities whose total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support or whose activities are so narrowly defined by contracts that equity investors are considered to lack decision making ability, which IFC does not consolidate because it does not have the power to control the activities that most significantly impact their economic performance. IFC's involvement with these VIEs includes investments in equity interests and senior or subordinated interests, guarantees and risk management arrangements. IFC's interests in these VIEs are recorded on IFC's consolidated balance sheet primarily in equity investments, loans, debt securities, and other liabilities, as appropriate.

Based on the most recent available data of these VIEs, the balance sheet size, including committed funding, in which IFC is deemed to hold significant variable interests, totaled $16,009 million at June 30, 2011 ($12,424 million - June 30, 2010). IFC's maximum exposure to loss as a result of its investments in these VIEs, comprising both carrying value of investments and amounts committed but not yet disbursed, was $3,197 million at June 30, 2011 ($3,260 million - June 30, 2010).

The sector and geographical regional analysis of IFC's maximum exposures as a result of its investment in these VIEs at June 30, 2011 and June 30, 2010 is as follows (US$ millions):

	June 30, 2011					
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Manufacturing, agribusiness and services						
Asia	$ 55	$ 2	$ 8	$ -	$ -	$ 65
Europe, Middle East and North Africa	97	69	-	-	-	166
Sub-Saharan Africa, Latin America and Caribbean	408	30	2	-	-	440
Total manufacturing, agribusiness and services	560	101	10	-	-	671
Financial markets						
Asia	10	12	41	-	-	63
Europe, Middle East and North Africa	92	71	88	133	-	384
Sub-Saharan Africa, Latin America and Caribbean	62	44	6	-	-	112
Other	111	9	69	-	16	205
Total financial markets	275	136	204	133	16	764
Infrastructure and natural resources						
Asia	740	51	20	-	-	811
Europe, Middle East and North Africa	489	12	5	16	8	530
Sub-Saharan Africa, Latin America and Caribbean	348	34	-	-	39	421
Total infrastructure and natural resources	1,577	97	25	16	47	1,762
Maximum exposure to VIEs	$ 2,412	$ 334	$ 239	$ 149	$ 63	$ 3,197

The carrying value of investments and maximum exposure to VIEs at June 30, 2011 is as follows (US$ millions):

	June 30, 2011		
Investment Portfolio	Carrying value of investments	Committed but not yet disbursed	Maximum exposure
Loans	$ 1,745	$ 667	$ 2,412
Equity investments	209	125	334
Debt securities	239	-	239
Guarantees	149	-	149
Risk management	44	19	63
Maximum exposure to VIEs	$ 2,386	$ 811	$ 3,197

	June 30, 2010					
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Manufacturing, agribusiness and services						
Asia	$ 100	$ 33	$ 5	$ -	$ -	$ 138
Europe, Middle East and North Africa	144	27	-	-	-	171
Sub-Saharan Africa, Latin America and Caribbean	410	97	5	-	-	512
Total manufacturing, agribusiness and services	654	157	10	-	-	821
Financial markets						
Asia	20	29	44	-	-	93
Europe, Middle East and North Africa	32	95	-	3	-	130
Sub-Saharan Africa, Latin America and Caribbean	18	66	7	-	-	91
Other	2	204	62	-	15	283
Total financial markets	72	394	113	3	15	597
Infrastructure and natural resources						
Asia	946	57	13	-	-	1,016
Europe, Middle East and North Africa	408	97	14	7	8	534
Sub-Saharan Africa, Latin America and Caribbean	206	86	-	-	-	292
Total infrastructure and natural resources	1,560	240	27	7	8	1,842
Maximum exposure to VIEs	$ 2,286	$ 791	$ 150	$ 10	$ 23	$ 3,260

The carrying value of investments and maximum exposure to VIEs at June 30, 2010 is as follows (US$ millions):

	June 30, 2011		
Investment Portfolio	Carrying value of investments	Committed but not yet disbursed	Maximum exposure
Loans	$ 1,757	$ 529	$ 2,286
Equity investments	287	504	791
Debt securities	150	-	150
Guarantees	9	1	10
Risk management	11	12	23
Maximum exposure to VIEs	$ 2,214	$ 1,046	$ 3,260

NOTE V – PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

The SRP provides pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides certain pension benefits administered outside the SRP.

IFC uses a June 30 measurement date for its pension and other postretirement benefit plans. The amounts presented below reflect IFC's respective share of the costs, assets and liabilities of the plans.

All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. IDA, IFC and MIGA reimburse IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to these plans are calculated as a percentage of salary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the fiscal years ended June 30, 2011, June 30, 2010 and June 30 2009 (US$ millions):

	SRP			RSBP			PEBP		
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Benefit cost									
Service cost	$ 78	$ 60	$ 69	$ 16	$ 12	$ 12	$ 8	$ 6	$ 5
Interest cost	109	107	109	16	14	14	5	5	5
Expected return on plan assets	(137)	(141)	(172)	(16)	(14)	(16)	-	-	-
Amortization of prior service cost	1	2	2	*	*	*	*	*	*
Amortization of unrecognized net loss	20	11	-	6	5	3	3	2	3
Net periodic pension cost (income)	$ 71	$ 39	$ 8	$ 22	$ 17	$ 13	$ 16	$ 13	$ 13

* Less than $0.5 million

The expenses for the SRP, RSBP, and PEBP are included in expense from pension and other postretirement benefit plans. For the fiscal years ended June 30, 2011, June 30, 2010 and June 30, 2009, expenses for these plans of $109 million, $69 million and $34 million, respectively, were allocated to IFC.

The following table summarizes the projected benefit obligations, fair value of plan assets, and funded status associated with the SRP, RSBP, and PEBP for IFC for the fiscal years ended June 30, 2011 and June 30, 2010 (US$ millions). Since the assets for the PEBP are not held in an irrevocable trust separate from the assets of IBRD, they do not qualify for off-balance sheet accounting and are therefore included in IBRD's investment portfolio. IFC has recognized a receivable (prepaid asset) from IBRD and a payable (liability) to IBRD equal to the amount required to support the plan. The assets of the PEBP are invested in fixed income instruments.

	SRP		RSBP		PEBP	
	2011	2010	2011	2010	2011	2010
Projected benefit obligations						
Beginning of year	$ 1,927	$ 1,555	$ 268	$ 208	$ 100	$ 77
Service cost	78	60	15	12	8	6
Interest cost	109	107	16	14	6	5
Participant contributions	26	24	1	2	-	-
Retiree Drug Subsidy received	-	-	1	-	-	-
Benefits paid	(88)	(78)	(6)	(5)	(5)	(4)
Actuarial loss (gain)	114	259	10	36	18	16
End of year	2,166	1,927	305	267	127	100
Fair value of plan assets						
Beginning of year	2,042	1,815	213	176	-	-
Participant contributions	26	24	1	2	-	-
Actual return on assets	317	232	34	21	-	-
Employer contributions	50	48	24	18	-	-
Benefits paid	(88)	(78)	(6)	(5)	-	-
End of year	2,347	2,041	266	212	-	-
Funded status	181	114	(39)	(55)	(127)	(100)
Accumulated benefit obligations	$ 1,461	$ 1,388	$ 304	$ 267	$ 108	$ 91

The following tables present the amounts included in Accumulated Other Comprehensive Income relating to Pension and Other Postretirement Benefits (US$ millions):

Amounts included in Accumulated Other Comprehensive Loss in the year ended June 30, 2011:

	SRP	RSBP	PEBP	Total
Net actuarial loss	$ 244	$ 87	$ 75	$ 406
Prior service cost	5	-	1	6
Net amount recognized in accumulated other comprehensive loss	$ 249	$ 87	$ 76	$ 412

Amounts included in Accumulated Other Comprehensive Loss in the year ended June 30, 2010:

	SRP	RSBP	PEBP	Total
Net actuarial loss	$ 329	$ 102	$ 60	$ 490
Prior service cost	7	-	1	8
Net amount recognized in accumulated other comprehensive loss	$ 336	$ 102	$ 61	$ 498

The estimated amounts that will be amortized from Accumulated Other Comprehensive Income (Loss) into net periodic benefit cost in the fiscal year ending June 30, 2012 are as follows (US$ millions):

	SRP	RSBP	PEBP	Total
Net actuarial loss	$ 6	$ 4	$ 4	$ 14
Prior service cost	2	-	-	2
Amount estimated to be amortized into net periodic benefit cost	$ 8	$ 4	$ 4	$ 16

Assumptions

The actuarial assumptions used are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations.

The expected long-term rate of return for the SRP assets is a weighted average of the expected long-term (10 years or more) returns for the various asset classes, weighted by the portfolio allocation. Asset class returns are developed using a forward-looking building block approach and are not strictly based on historical returns. Equity returns are generally developed as the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond returns are generally developed as the sum of expected inflation, real bond yield, and risk premium/spread (as appropriate). Other asset class returns are derived from their relationship to equity and bond markets. The expected long-term rate of return for the RSBP is computed using procedures similar to those used for the SRP. The discount rate used in determining the benefit obligation is selected by reference to the year-end yield of AA corporate bonds.

Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.

The following tables present the weighted-average assumptions used in determining the projected benefit obligations and the net periodic pension costs for the fiscal years ended June 30, 2011, June 30, 2010 and June 30, 2009:

Weighted average assumptions used to determine projected benefit obligation (%)

	SRP			RSBP			PEBP		
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Discount rate	5.30	5.75	7.00	5.50	6.00	7.00	5.20	5.75	7.00
Rate of compensation increase	5.90	6.20	6.70				5.90	6.20	6.70
Health care growth rates - at end of fiscal year				6.90	7.00	7.00			
Ultimate health care growth rate				4.00	4.25	4.75			
Year in which ultimate rate is reached				2022	2022	2017			

Weighted average assumptions used to determine net periodic pension cost (%)

	SRP			RSBP			PEBP		
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Discount rate	5.75	7.00	6.75	6.00	7.00	6.75	5.75	7.00	6.75
Expected return on plan assets	6.75	7.75	7.75	7.75	7.75	8.25			
Rate of compensation increase	6.20	6.70	7.00				6.20	6.70	7.00
Health care growth rates: -at end of fiscal year				7.00	7.00	7.25			
Ultimate health care growth rate				4.25	4.75	5.50			
Year in which ultimate rate Is reached				2022	2017	2016			

The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations for the RSBP. The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate (US$ millions):

	One-percentage-point increase	One-percentage-point decrease
Effect on total service and interest cost	$ 8	$ (6)
Effect on postretirement benefit obligation	59	(46)

Investment strategy

The investment policies establish the framework for investment of the plan assets based on long-term investment objectives and the trade-offs inherent in seeking adequate investment returns within acceptable risk parameters. A key component of the investment policy is to establish a strategic asset allocation (SAA) representing the policy portfolio (i.e., neutral mix of assets) around which the plans are invested. The SAA for the plans are reviewed in detail and reset about every three to five years, with an annual review of key assumptions.

The key long-term objective is to target and secure asset performance that is reasonable in relation to the growth rate of the underlying liabilities and the assumed sponsor contribution rates. This is particularly so in the case of the SRP, which has liabilities that can be projected with a reasonable level of confidence based on the actuarial assumptions. Given the relatively long investment horizons of the SRP and RSBP of approximately 10 years, and the relatively modest liquidity needs over the short-term to pay benefits and meet other cash requirements, the focus of the investment strategy is on generating sustainable long-term investment returns through various assets classes and strategies including equity, quasi-equity, private equity and real estate.

The SAA is derived using a mix of quantitative analysis that incorporates expected returns and volatilities by asset class as well as correlations across the asset classes, and qualitative considerations such as the desired liquidity needs of the plans. The strategic asset allocation is comprised of a diversified portfolio drawn from among fixed-income, equity, real assets and absolute return strategies.

The revised target asset allocations for the SRP and RSBP were approved in December 2010 and April 2011, respectively and the portfolio is currently in transition to the new SAA.

The following table presents the actual and target asset allocation at June 30, 2011 and June 30, 2010 by asset category for the SRP and RSBP:

	SRP			RSBP		
	Target Allocation Effective January 2011 (%)	% of Plan Assets 2011	2010	Target Allocation Effective May 2011 (%)	% of Plan Assets 2011	2010
Asset class						
Fixed income & cash	31.0	32.6	40.6	24.0	33.2	35.7
Public equity	27.0	23.9	15.5	29.0	26.6	22.6
Private equity	15.0	20.2	19.8	20.0	24.9	25.6
Hedge funds and active overlay	15.0	10.8	13.3	15.0	8.1	10.4
Real assets	12.0	12.5	10.8	12.0	7.2	5.7
Total	100.0	100.0	100.0	100.0	100.0	100.0

Significant concentrations of risk in Plan assets

The assets of the SRP and RSBP are diversified across a variety of asset classes. Investments in these asset classes are further diversified across funds, managers, strategies, geographies and sectors to limit the impact of any individual investment. In spite of such level of diversification, equity market risk remains the primary source of the Plan's overall return volatility.

Risk management practices

Risk management is an integral part of managing the assets of the plans. Liability driven management and asset diversification are central to the overall investment strategy and risk management approach for the SRP. The surplus volatility risk (defined as annualized standard deviation of asset returns relative to that of liabilities) is considered the primary indicator of the SRP overall investment risk in the asset allocation process. The investment risk is regularly monitored at the absolute level, as well as at the relative levels with respect to policy benchmarks and in the case of the SRP, to the liabilities. To access the impact of extreme market events, stress tests are performed periodically using relevant market scenarios. Credit risk is controlled through the application of the eligibility criteria and concentration limits for transactions with individual issues. Counterparty risk exposure on over-the-counter derivatives is mitigated through the use of master netting arrangements and collateral. The Plan manages its liquidity risk primarily by investing a portion of the asset base in securities that are either very liquid or can be liquidated at a fairly short notice and at a reasonable price and by maintaining an adequate cash cushion. The level of illiquid asset classes appropriate in the portfolio also takes into account projected liquidity requirements.

Risk management for different asset classes is tailored to their specific characteristics and is an integral part of external manager due diligence. In addition, monitoring of performance (both manager and asset class) against benchmarks and compliance with investment guidelines are carried out as part of the risk monitoring process.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair value measurements and disclosures

All plan assets are measured at fair value on recurring basis. The following table presents the fair value hierarchy of major categories of plans assets as of June 30, 2011 and June 30, 2010 (US$ millions):

	June 30, 2011 Fair value measurements on a recurring basis							
	SRP				RSBP			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities								
Time Deposits	$ -	$ 43	$ -	$ 43	$ -	$ 4	$ -	$ 4
Securities purchased under resale agreements	54	-	-	54	4	-	-	4
Government and agency securities	470	178	-	648	11	48	-	59
Corporate and convertible bonds	-	47	-	47	-	21	-	21
Asset-backed securities	-	22	5	27	-	1	*	1
Mortgage-backed securities	-	77	3	80	-	1	*	1
Total Debt securities	524	367	8	899	15	75	*	90
Equity securities								
US common stocks	62	-	-	62	6	-	-	6
Non-US common stocks	219	-	-	219	26	-	-	26
Mutual funds	47	-	-	47	7	-	-	7
Real estate investment trusts (REITS)	48	-	-	48	*	-	-	*
Total Equity securities	376	-	-	376	39	-	-	39
Commingled funds	-	138	-	138	-	31	-	31
Private equity	-	-	475	475	-	-	66	66
Hedge funds	-	218	61	279	-	16	6	22
Derivative assets /liabilities	3	(5)	-	(2)	*	(1)	-	(1)
Real estate (including Infrastructure and timber	-	59	139	198	-	2	17	19
Other assets /liabilities**, net	-	*	-	(17)	-	-	-	*
Total Assets	$ 903	$ 777	$ 683	$ 2,346	$ 54	$ 123	$ 89	$ 266

	June 30, 2010 Fair value measurements on a recurring basis							
	SRP				RSBP			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities								
Time Deposits	$ -	$ 32	$ -	$ 32	$ -	$ 3	$ -	$ 3
Securities purchased under resale agreements	42	-	-	42	6	-	-	6
Government and agency securities	508	39	-	547	19	29	-	48
Corporate and convertible bonds	-	86	1	87	-	16	-	16
Asset-backed securities	-	22	9	31	-	1	*	1
Mortgage-backed securities	-	127	4	131	-	3	*	3
Total Debt securities	550	306	14	870	25	52	*	77
Equity securities								
US common stocks	51	-	-	51	5	-	-	5
Non-US common stocks	162	-	-	162	19	-	-	19
Mutual funds	9	-	-	9	1	-	-	1
Real estate investment trusts (REITS)	33	-	-	33	*	-	-	*
Total Equity securities	255	-	-	255	25	-	-	25
Commingled funds	-	104	-	104	-	22	-	22
Private equity	-	-	406	406	-	-	55	55
Hedge funds	-	213	78	291	-	15	7	22
Derivative assets /liabilities	1	(1)	-	-	-	1	-	1
Short sales	-	(2)	-	(2)	-	-	-	-
Real estate (including Infrastructure and timber	-	-	136	136	-	-	12	12
Other assets /liabilities**, net	-	-	-	(19)	-	-	-	(1)
Total Assets	$ 806	$ 620	$ 634	$ 2,041	$ 50	$ 90	$ 74	$ 213

* Less than $0.5 million.

** Includes receivables and payables carried at amounts that approximate fair value.

Valuation methods and assumptions

The following are general descriptions of asset categories, as well as the valuation methodologies and inputs used to determine the fair value of each major category of Plan assets. It is important to note that the investment amounts in the asset categories shown in the table above may be different from the asset category allocation shown in the Investment Strategy section of the note. Asset classes in the table above are grouped by the characteristics of the investments held. The asset class break-down in the Investment Strategy section is based on management's view of the economic exposures after considering the impact of derivatives and certain trading strategies.

Debt securities

Debt securities include time deposits, U.S. treasuries and agencies, debt obligations of foreign governments and debt obligations in corporations of domestic and foreign issuers. Fixed income also includes investments in asset backed securities such as collateralized mortgage obligations and mortgage backed securities. These securities are valued by independent pricing vendors at quoted market prices for the same or similar securities, where available. If quoted market prices are not available, fair values are based on discounted cash flow models using market-based parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves. Some debt securities are valued using techniques which require significant unobservable inputs. The selection of these inputs may involve some judgment. Plan management believes its estimates of fair value are reasonable given its processes for obtaining securities prices from multiple independent third-party vendors, ensuring that valuation models are reviewed and validated, and applying its approach consistently from period to period. Unless quoted prices are available, money market instruments and securities purchased under resale agreements are reported at face value which approximates fair value.

Equity securities

Equity securities (including REITS) are invested in companies in various industries and countries. Investments in public equity listed on securities exchanges are valued at the last reported sale price on the last business day of the fiscal year.

Commingled funds

Commingled funds are typically common or collective trusts reported at net asset value (NAV) as provided by the investment manager or sponsor of the fund based on valuation of underlying investments, and reviewed by management.

Private equity

Private equity includes investments primarily in leveraged buyouts, distressed investments and venture capital funds across North America, Europe and Asia in a variety of sectors. A large number of these funds are in the investment phase of their life cycle. Private Equity investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, and reviewed by management, taking into consideration the latest audited financial statements of the funds. The underlying investments are valued using inputs such as cost, operating results, discounted future cash flows and trading multiples of comparable public securities.

Real estate

Real estate includes several funds which invest in core real estate as well as non-core type of real estate investments such as debt, value add, and opportunistic equity investments. Real estate investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, and reviewed by management, taking into consideration the latest audited financial statements of the funds. The valuations of underlying investments are based on income and/or cost approaches or comparable sales approach, and taking into account discount and capitalization rates, financial conditions, local market conditions among others.

Hedge fund investments

Hedge fund investments include those seeking to maximize absolute returns using a broad range of strategies to enhance returns and provide additional diversification. Hedge Funds include investments in equity, event driven, fixed income, multi strategy and macro relative value strategies. These investments do not have a readily determinable fair market value and are reported at NAVs provided by external managers or fund administrators (based on the valuations of underlying investments) on a monthly basis, and reviewed by management, taking into consideration the latest audited financial statements of the funds.

Investments in hedge funds and commingled funds can typically be redeemed at NAV within the near term while investments in private equity and most real estate are inherently long term and illiquid in nature with a quarter lag in reporting by the fund managers. For the June 30, 2011 reporting of those asset classes with a reporting lag, management estimates are based on the latest available information taking into account underlying market fundamentals and significant events through the balance sheet date.

Investment in derivatives

Investment in derivatives such as equity or bond futures, TBA securities, swaps, options and currency forwards are used to achieve a variety of objectives that include hedging interest rates and currency risks, gaining desired market exposure of a security, an index or currency exposure and rebalancing the portfolio. Over-the-counter derivatives are reported using valuations based on discounted cash flow methods incorporating market observable inputs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables present a reconciliation of Level 3 assets held during the year ended June 30, 2011 and 2010 (US$ millions). Investments in certain real estate funds that were identified as redeemable within 90 days of the period end were transferred out of Level 3 into Level 2.

	June 30, 2011 SRP: Fair value measurements using significant unobservable inputs						
	Corporate and convertible debt	Asset-backed securities	Mortgage-backed securities	Private equity	Real estate	Hedge funds	Total
Beginning of the fiscal year	$ 1	$ 9	$ 4	$ 406	$ 136	$ 78	$ 634
Actual return on plan assets:							
Relating to assets still held at the reporting date	-	1	*	11	28	8	48
Relating to assets sold during the period	-	(1)	*	51	3	5	58
Purchase, issuance and settlements, net	*	1	*	7	29	(31)	6
Transfers in (out)	(1)	(5)	(1)	-	(57)	1	(63)
Balance at end of fiscal year	$ *	$ 5	$ 3	$ 475	$ 139	$ 61	$ 683

	June 30, 2011 RSBP: Fair value measurements using significant unobservable inputs						
	Corporate And Convertible Debt	Asset-backed Securities	Mortgage-backed Securities	Private Equity	Real Estate	Hedge Funds	Total
Beginning of the fiscal year	$ *	$ *	$ *	$ 55	$ 12	$ 7	$ 74
Actual return on plan assets:							
Relating to assets still held at the reporting date	-	-	-	4	2	1	7
Relating to assets sold during the period	-	-	-	7	1	1	9
Purchase, issuance and settlements, net	-	-	-	-	4	(3)	1
Transfers in (out)	-	-	-	-	(2)	*	(2)
Balance at end of fiscal year	$ *	$ *	$ *	$ 66	$ 17	$ 6	$ 89

	June 30, 2010 SRP: Fair value measurements using significant unobservable inputs						
	Corporate and convertible debt	Asset-backed securities	Mortgage-backed securities	Private equity	Real estate	Hedge funds	Total
Beginning of the fiscal year	$ 1	$ 6	$ 31	$ 320	$ 113	$ 318	$ 789
Actual return on plan assets:							
Relating to assets still held at the reporting date	*	1	4	50	(3)	59	111
Relating to assets sold during the period	*	1	*	23	2	8	34
Purchase, issuance and settlements, net	*	2	(3)	13	24	(113)	(77)
Transfers in (out)	*	(1)	(28)	-	-	(194)	(223)
Balance at end of fiscal year	$ 1	$ 9	$ 4	$ 406	$ 136	$ 78	$ 634

June 30, 2010
RSBP: Fair value measurements using significant unobservable inputs

	Corporate And Convertible Debt	Asset-backed Securities	Mortgage-backed Securities	Private Equity	Real Estate	Hedge Funds	Total
Beginning of the fiscal year	$ *	$ 1	$ 1	$ 43	$ 10	$ 25	$ 80
Actual return on plan assets:							
Relating to assets still held at the reporting date	-	-	*	7	(1)	2	8
Relating to assets sold during the period	-	-	-	3	*	1	4
Purchase, issuance and settlements, net	-	(1)	*	2	3	(9)	(5)
Transfers in (out)	-	*	(1)	-	-	(12)	(13)
Balance at end of fiscal year	$ *	$ *	$ *	$ 55	$ 12	$ 7	$ 74

* Less than $0.5 million

Estimated future benefits payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at June 30, 2011 (US$ millions):

	SRP	RSBP		PEBP
		Before Medicare Part D subsidy	Medicare Part D subsidy	
July 1, 2011 - June 30, 2012	$ 86	$ 5	$ -	$ 7
July 1, 2012 - June 30, 2013	94	6	-	8
July 1, 2013 - June 30, 2014	102	7	-	8
July 1, 2014 - June 30, 2015	110	7	-	9
July 1, 2015 - June 30, 2016	119	8	-	10
July 1, 2016 - June 30, 2021	731	59	1	64

Expected contributions

IFC's contribution to the SRP and RSBP varies from year to year, as determined by the Pension Finance Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the SRP and RSBP. The best estimate of the amount of contributions expected to be paid to the SRP and RSBP for IFC during the fiscal year beginning July 1, 2011 is $61 million and $25 million, respectively.

NOTE W – SERVICE AND SUPPORT PAYMENTS

IFC obtains certain administrative and overhead services from IBRD in those areas where common services can be efficiently provided by IBRD. This includes shared costs of the Boards of Governors and Directors, and other services such as communications, internal auditing, administrative support, supplies, and insurance. IFC makes payments for these services to IBRD based on negotiated fees, chargebacks and allocated charges, where chargeback is not feasible. Expenses allocated to IFC for the year ended June 30, 2011, were $50 million ($39 million - year ended June 30, 2010; $41 million - year ended June 30, 2009). Other chargebacks include $26 million for the year ended June 30, 2011 ($29 million - year ended June 30, 2010; $28 million - year ended June 30, 2009).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE X – MANAGEMENT OF TRUST FUNDS

IFC provides advisory services to government and private sector clients through four business lines: access to finance; investment climate; public-private partnerships; and sustainable business.

IFC administers funds received from donors for financing advisory services activities through trust funds (Trust Funds). The donor funds may also be used to support feasibility studies, project preparation, and other special initiatives. Donor funds are restricted for purposes specified in agreements with the donors. IFC may also make contributions to these specific uses of funds in accordance with terms approved by IFC's Board. The IFC contributions can be commingled with donor funds under administration in accordance with administration agreements with donors. The donor funds are held in a separate liquid asset investment portfolio, managed by IBRD, which is not commingled with IFC's liquid assets. IFC funding is included in the consolidated balance sheet of IFC until such time as IFC cedes control of the funds to the recipient.

The below table provides the expenditures incurred by IFC to provide advisory services and related technical support for the years ended June 30, 2011, June 30, 2010 and June 30, 2009 (US$ millions):

	2011	2010	2009
Advisory Services expenses	$ 329	$ 297	$ 292
Sources of funding:			
Donor contributions	186	170	153
IFC	143	127	139
Total funding	$ 329	$ 297	$ 292

NOTE Y – CONTINGENCIES

In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC's financial position, results of operations or cash flows.

INDEPENDENT AUDITORS' REPORT



KPMG LLP
2001 M Street, NW
Washington, DC 20036-3389

Independent Auditors' Report

President and Board of Directors
International Finance Corporation:

We have audited the accompanying consolidated balance sheets of the International Finance Corporation (IFC) as of June 30. 2011 and 2010. including the consolidated statement of capital stock and voting power as of June 30. 2011. and the related consolidated income statements and statements of comprehensive income. changes in capital. and cash flows for each of the fiscal years in the three-year period ended June 30. 2011. These consolidated financial statements are the responsibility of IFC's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining. on a test basis. evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management. as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion. the consolidated financial statements referred to above present fairly. in all material respects. the financial position of IFC as of June 30. 2011 and 2010. and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended June 30. 2011 in conformity with U.S. generally accepted accounting principles.

We also have examined in accordance with attestation standards established by the American Institute of Certified Public Accountants. management's assertion. included in the accompanying *Management's Report Regarding Effectiveness of Internal Control Over External Financial Reporting*, that IFC maintained effective internal control over external financial reporting as of June 30. 2011. based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). and our report dated August 4. 2011 expressed an unqualified opinion on management's assertion.

KPMG LLP

August 4. 2011

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011

CONDENSED CONSOLIDATED BALANCE SHEETS

as of September 30, 2011 (unaudited) and June 30, 2011 (unaudited)

(US$ millions)

	September 30	June 30
Assets		
Cash and due from banks	$ 3,238	$ 642
Time deposits	7,321	4,825
Trading securities - Notes C and K	21,938	24,761
Securities purchased under resale agreements	585	1,549
Investments - Notes B, D, E, F, G, K and M		
Loans ($613 - September 30, 2011 and $637 - June 30, 2011 at fair value; $68 - September 30, 2011 and $87 - June 30, 2011 at lower of cost or fair value) (net of reserves against losses of $1,226 - September 30, 2011 and $1,307 - June 30, 2011) - Notes D, E and K	18,566	18,455
Equity investments ($5,614 - September 30, 2011 and $6,565 - June 30, 2011 at fair value) - Notes B, D, G and K	8,597	9,313
Debt securities - Notes D, F and K	2,044	2,166
Total investments	29,207	29,934
Derivative assets - Notes J and K	4,503	4,177
Receivables and other assets	2,828	2,602
Total assets	**$ 69,620**	**$ 68,490**
Liabilities and capital		
Liabilities		
Securities sold under repurchase agreements and payable for cash collateral received	$ 5,810	$ 5,787
Borrowings outstanding - Note K		
From market sources at amortized cost	1,780	1,880
From market sources at fair value	37,480	36,281
From International Bank for Reconstruction and Development at amortized cost	50	50
Total borrowings	39,310	38,211
Derivative liabilities - Notes J and K	1,639	1,757
Payables and other liabilities	2,586	2,456
Total liabilities	49,345	48,211
Capital		
Capital stock, authorized 2,450,000 shares of $1,000 par value each Subscribed and paid-in	2,370	2,369
Accumulated other comprehensive income - Note H	793	1,543
Retained earnings - Note H	17,112	16,367
Total capital	20,275	20,279
Total liabilities and capital	**$ 69,620**	**$ 68,490**

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

CONDENSED CONSOLIDATED INCOME STATEMENTS

for each of the three months ended September 30, 2011 (unaudited) and September 30, 2010 (unaudited)

(US$ millions)

	2011	2010
Income from investments		
Income from loans and guarantees - Note E	$ 184	$ 203
Release of provision for losses on loans and guarantees - Note E	58	38
Income from equity investments - Note G	619	291
Income from debt securities - Note F	14	12
Total income from investments	**875**	**544**
(Losses) income from liquid asset trading activities - Note C	(29)	171
Charges on borrowings	(29)	(43)
Income from investments and liquid asset trading activities, after charges on borrowings	**817**	**672**
Other income		
Service fees	13	14
Advisory services income	91	-
Other	27	28
Total other income	**131**	**42**
Other expenses		
Administrative expenses	(193)	(169)
Advisory services expenses	(26)	(61)
Expense from pension and other postretirement benefit plans - Note O	(24)	(27)
Other	(5)	(4)
Total other expenses	**(248)**	**(261)**
Foreign currency transaction gains (losses) on non-trading activities	94	(23)
Income before net gains and losses on other non-trading financial instruments accounted for at fair value	**794**	**430**
Net gains and losses on other non-trading financial instruments accounted for at fair value - Note I		
Realized gains	-	15
Gains on non-monetary exchanges	-	5
Unrealized losses	(49)	(54)
Total net losses on other non-trading financial instruments accounted for at fair value	**(49)**	**(34)**
Net income	**$ 745**	**$ 396**

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for each of the three months ended September 30, 2011 (unaudited) and September 30, 2010 (unaudited)

(US$ millions)

	2011	2010
Net income	**$ 745**	**$ 396**
Other comprehensive income		
Net unrealized (losses) gains on debt securities arising during the period	(263)	45
Less: reclassification adjustment for realized (gains) losses included in net income	(2)	3
Less: reclassification adjustment for gains on non-monetary exchanges included in net income	(1)	-
Add: reclassification adjustment for impairment write-downs included in net income	5	-
Net unrealized (losses) gains on debt securities	(261)	48
Net unrealized (losses) gains on equity investments arising during the period	(604)	471
Less: reclassification adjustment for realized gains included in net income	(90)	(22)
Add: reclassification adjustment for impairment write-downs included in net income	201	18
Net unrealized (losses) gains on equity investments	(493)	467
Unrecognized net actuarial gains and unrecognized prior service credits on benefit plans	4	8
Total other comprehensive (losses) income	**(750)**	**523**
Total comprehensive (losses) income	**$ (5)**	**$ 919**

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL

for each of the three months ended September 30, 2011 (unaudited) and September 30, 2010 (unaudited)

(US$ millions)

	Retained earnings					
	Undesignated	Designated	Total	Accumulated other comprehensive income - Note H	Capital stock[†]	Total capital
At June 30, 2010	**$ 14,307**	**$ 481**	**$ 14,788**	**$ 1,202**	**$ 2,369**	**$ 18,359**
Three months ended September 30, 2010						
Net income	396		396			396
Other comprehensive income				523		523
Designations of retained earnings - Note H	(10)	10	-			-
Expenditures against designated retained earnings - Note H	62	(62)	-			-
At September 30, 2010	**$ 14,755**	**$ 429**	**$ 15,184**	**$ 1,725**	**$ 2,369**	**$ 19,278**
At June 30, 2011	**$ 16,032**	**$ 335**	**$ 16,367**	**$ 1,543**	**$ 2,369**	**$ 20,279**
Three months ended September 30, 2011						
Net income	745		745			745
Other comprehensive income			-	(750)		(750)
Payments received for capital stock subscribed - Note H			-		1	1
Designations of retained earnings - Note H	(399)	399	-			-
Expenditures against designated retained earnings - Note H	(8)	8	-			-
At September 30, 2011	**$ 16,370**	**$ 742**	**$ 17,112**	**$ 793**	**$ 2,370**	**$ 20,275**

[†] Capital stock includes payments received on account of pending subscriptions.

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

for each of the three months ended September 30, 2011 (unaudited) and September 30, 2010 (unaudited)

(US$ millions)

	2011	2010
Cash flows from investing activities		
Loan disbursements	$ (1,402)	$ (1,178)
Investments in equity securities	(399)	(407)
Investments in debt securities	(240)	(89)
Loan repayments	927	497
Debt securities repayments	110	27
Proceeds from sales of loans	-	2
Proceeds from sales of equity investments	1,153	173
Proceeds from sales of debt securities	15	11
Net cash provided (used) in investing activities	**164**	**(964)**
Cash flows from financing activities		
Medium and long-term borrowings		
New issues	2,783	1,709
Retirement	(870)	(851)
Medium and long-term borrowings related derivatives, net	128	34
Short-term borrowings, net	(126)	50
Capital subscriptions	1	-
Net cash provided by financing activities	**1,916**	**942**
Cash flows from operating activities		
Net income	745	396
Adjustments to reconcile net income to net cash provided (used) in operating activities:		
Realized (gains) losses on debt securities and gains on non-monetary exchanges	(3)	3
Realized gains on equity investments and gains on non-monetary exchanges	(971)	(95)
Unrealized losses (gains) on loans accounted for at fair value under the Fair Value Option	29	(17)
Unrealized gains on debt securities accounted for at fair value under the Fair Value Option	(2)	(4)
Unrealized losses (gains) on equity investments accounted for at fair value under the Fair Value Option	173	(127)
Release of provision on loans and guarantees	(58)	(38)
Other-than-temporary impairment losses on debt securities	5	-
Other-than-temporary impairment losses on equity investments	259	35
Net discounts paid on retirement of borrowings	-	(1)
Net realized gains on extinguishment of borrowings	(4)	(1)
Foreign currency transaction (gains) losses on non-trading activities	(94)	23
Net losses on other non-trading financial instruments accounted for at fair value	49	34
Change in accrued income on loans, time deposits and securities	(24)	(49)
Change in payables and other liabilities	1,430	352
Change in receivables and other assets	(738)	70
Change in trading securities and securities purchased and sold under resale and repurchase agreements	2,390	(875)
Net cash provided (used) in operating activities	**3,186**	**(294)**
Change in cash and cash equivalents	5,266	(316)
Effect of exchange rate changes on cash and cash equivalents	(174)	168
Net change in cash and cash equivalents	5,092	(148)
Beginning cash and cash equivalents	5,467	5,963
Ending cash and cash equivalents	**$ 10,559**	**$ 5,815**
Composition of cash and cash equivalents		
Cash and due from banks	$ 3,238	$ 603
Time deposits	7,321	5,212
Total cash and cash equivalents	**$ 10,559**	**$ 5,815**

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

for each of the three months ended September 30, 2011 (unaudited) and September 30, 2010 (unaudited)

(US$ millions)

	2011	2010
Supplemental disclosure		
Change in ending balances resulting from currency exchange rate fluctuations:		
Loans outstanding	$ (414)	$ 357
Debt securities	(147)	70
Loan and debt security-related currency swaps	579	(384)
Borrowings	1,447	(1,349)
Borrowing-related currency swaps	(1,443)	1,332
Client risk management-related currency swaps	-	(2)
Charges on borrowings paid, net	$ 29	$ 11
Non-cash item:		
Loan and debt securities conversion to equity, net	$ -	$ 50

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

PURPOSE

The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group, which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each member is legally and financially independent. Transactions with other World Bank Group members are disclosed in the notes that follow. IFC's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans, equity investments and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. IFC's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, and fund investments through the IFC Asset Management Company, LLC and other IFC crisis initiatives. In addition to project finance and mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The Condensed Consolidated Financial Statements include the financial statements of IFC and consolidated subsidiaries as detailed in Note B. The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (US GAAP). The results as of and for the three months ended September 30, 2011 are not indicative of the results that may be expected for the full year ending June 30, 2012.

Condensed Consolidated Financial Statements presentation – Certain amounts in the prior years have been reclassified to conform to the current year's presentation.

Advisory services – Beginning July 1, 2011, IFC adopted a new reporting basis for funds received from donors for IFC's advisory services business and reported advisory services business as a separate segment. See Notes L and N. Funding received for IFC advisory services from governments and other donors are recognized as contribution revenue when the conditions on which they depend are substantially met. Advisory services expenses are recognized in the period incurred. Advisory client fees and administration recognized as income when earned.

Functional currency – IFC's functional currency is the United States dollar (US dollars or $).

Use of estimates – The preparation of the Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Condensed Consolidated Financial Statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the reserve against losses on loans and impairment of debt securities and equity investments; estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities and derivative instruments); projected benefit obligations, fair value of pension and other postretirement benefit plan assets, and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.

IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of equity investments. IFC undertakes continuous review and respecification of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

Fair Value Option and Fair Value Measurements – IFC has adopted the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures* (ASC 820) and the Fair Value Option subsections of ASC Topic 825, *Financial Instruments* (ASC 825 or the Fair Value Option). ASC 820 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels and applies to all items measured at fair value, including items for which impairment measures are based on fair value. ASC 825 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment.

The Fair Value Option

IFC has elected the Fair Value Option for the following financial assets and financial liabilities existing at the time of adoption of ASC 820 and subsequently entered into:

i) investees in which IFC has significant influence:
   a) direct investments in securities and other financial interests (e.g. loans);
   b) investments in Limited Liability Partnerships (LLPs), Limited Liability Companies (LLCs) and other investment fund structures that maintain specific ownership accounts and loans or guarantees to such;

ii) direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence; and
iii) certain hybrid instruments in the investment portfolio; and
iv) all market borrowings, except for such borrowings having no associated derivative instruments.

Beginning July 1, 2010, IFC has elected the Fair Value Option for all new equity interests in funds.

All borrowings for which the Fair Value Option has been elected are associated with existing derivative instruments used to create an economic hedge. Measuring at fair value those borrowings for which the Fair Value Option has been elected mitigates the earnings volatility caused by measuring the borrowings and related derivative differently (in the absence of a designated accounting hedge) without having to apply ASC Topic 815's, *Derivatives and Hedging* (ASC 815) complex hedge accounting requirements. The Fair Value Option was not elected for all borrowings from IBRD and all other market borrowings because such borrowings fund assets with similar characteristics.

Measuring at fair value those equity investments that would otherwise require equity method accounting simplifies the accounting and renders a carrying amount on the condensed consolidated balance sheet based on a measure (fair value) that IFC considers superior to equity method accounting. For the investments that otherwise would require equity method accounting for which the Fair Value Option is elected, ASC 825 requires the Fair Value Option to also be applied to all eligible financial interests in the same entity. IFC has disbursed loans to certain of such investees; therefore, the Fair Value Option is also applied to those loans. IFC elected the Fair Value Option for equity investments with 20% or more ownership where it does not have significant influence so that the same measurement method (fair value) will be applied to all equity investments with more than 20% ownership.

Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity's principal (or most advantageous) market. Fair value must be based on assumptions market participants would use (inputs) in determining the price and measured assuming the highest and best use for the asset by market participants. The highest and best use of the IFC assets and liabilities measured at fair value is considered to be in exchange, therefore, their fair values are determined based on a transaction to sell or transfer the asset or liability on a standalone basis. Under ASC 820, fair value measurements are not adjusted for transaction costs.

Pursuant to ASC Topic 320, *Investments - Debt and Equity Securities* (ASC 320), IFC reports equity investments that are listed in markets that provide readily determinable fair values at fair value, with unrealized gains and losses being reported in other comprehensive income.

The fair value hierarchy established by ASC 820 gives the highest priority to unadjusted quoted prices in active markets for identical unrestricted assets and liabilities (Level 1), the next highest priority to observable market based inputs or unobservable inputs that are corroborated by market data from independent sources (Level 2) and the lowest priority to *unobservable* inputs that are not corroborated by market data (Level 3). Fair value measurements are required to maximize the use of available observable inputs.

Level 1 primarily consists of financial instruments whose values are based on unadjusted quoted market prices. It includes IFC's equity investments which are listed in markets that provide readily determinable fair values, government issues and money market funds in the liquid assets portfolio, and market borrowings that are listed on exchanges.

Level 2 includes financial instruments that are valued using models and other valuation methodologies. These models consider various assumptions and inputs, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity and current market and contractual pricing for the underlying asset, as well as other relevant economic measures. Substantially all of these inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed. Financial instruments categorized as Level 2 include non-exchange-traded derivatives such as interest rate swaps, cross-currency swaps, certain asset-backed securities, as well as the majority of trading securities in the liquid asset portfolio, and the portion of IFC's borrowings accounted for at fair value not included in Level 1.

Level 3 consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable. It also includes financial instruments whose fair value is estimated based on price information from independent sources that cannot be corroborated by observable market data. Level 3 includes equity investments that are not listed in markets that provide readily determinable fair values, all loans for which IFC has elected the Fair Value Option, all of IFC's debt securities in the investment portfolio, and certain hard-to-price securities in the liquid assets portfolio.

IFC estimates the fair value of its investments in private equity funds that do not have readily determinable fair value based on the funds' net asset values (NAVs) per share as a practical expedient to the extent that a fund reports its investment assets at fair value and has all the attributes of an investment company, pursuant to ASC Topic 946, *Financial Services - Investment Companies.* If the NAV is not as of IFC's measurement date, IFC adjusts the most recent NAV, as necessary, to estimate a NAV for the investment that is calculated in a manner consistent with the fair value measurement principles established by ASC 820.

Remeasurement of foreign currency transactions – Assets and liabilities not denominated in US dollars, other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at September 30, 2011 and June 30, 2011. Disbursed equity investments, other than those accounted for at fair value, are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are recorded based on the rates of exchange prevailing at the time of the transaction. Transaction gains and losses are credited or charged to income.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Loans – IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or other developmental objectives. Loans are recorded as assets when disbursed. Loans are generally carried at the principal amounts outstanding adjusted for net unamortized loan origination costs and fees. It is IFC's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.

Certain loans are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on loans accounted for at fair value under the Fair Value Option are reported in income from loans and guarantees on the condensed consolidated income statement.

Certain loans originated by IFC contain income participation, prepayment and conversion features. These features are bifurcated and separately accounted for in accordance with ASC 815 if IFC has not elected the Fair Value Option for the loan host contracts and they meet the definition of a derivative, and are not considered to be clearly and closely related to their host loan contracts. Otherwise, these features are accounted for as part of their host loan contracts in accordance with IFC's accounting policies for loans as indicated herein.

Loans held for sale are carried at the lower of cost or fair value. The excess, if any, of amortized cost over fair value is accounted for as a valuation allowance. Changes in the valuation allowance are recognized in net income as they occur.

Revenue recognition on loans – Interest income and commitment fees on loans are recorded as income on an accrual basis. Loan origination fees and direct loan origination costs are deferred and amortized over the estimated life of the originated loan; such amortization is determined using the interest method unless the loan is a revolving credit facility in which case amortization is determined using the straight-line method. Prepayment fees are recorded as income when received in freely convertible currencies.

IFC does not recognize income on loans where collectability is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the condensed consolidated balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the condensed consolidated balance sheet.

Reserve against losses on loans – IFC recognizes impairment on loans not carried at fair value in the condensed consolidated balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income, which increases or decreases the reserve against losses on loans. Individually impaired loans are measured based on the present value of expected future cash flows to be received, observable market prices, or for loans that are dependent on collateral for repayment, the estimated fair value of the collateral.

The reserve against losses on loans reflects management's estimates of both identified probable losses on individual loans (specific reserves) and probable losses inherent in the portfolio but not specifically identifiable (portfolio reserves). The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower. Reserves against losses are established through a review of individual loans undertaken on a quarterly basis. IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan's contractual terms. Information and events, with respect to the borrower and/or the economic and political environment in which it operates, considered in determining that a loan is impaired include, but not limited to, the borrower's financial difficulties, breach of contract, bankruptcy/reorganization, credit rating downgrade as well as geopolitical conflict, financial/economic crisis, commodity price decline, adverse local government action and natural disaster. Unidentified probable losses are the losses incurred at the reporting date that have not yet been specifically identified. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements. There were no changes, during the periods presented herein, to IFC's accounting policies and methodologies used to estimate its reserve against loan losses.

For purposes of providing certain disclosures about IFC's entire reserve against losses on loans, IFC considers its entire loan portfolio to comprise one portfolio segment. A portfolio segment is the level at which the method for estimating the reserve against losses on loans is developed and documented.

Loans are written-off when IFC has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are partially offset by recoveries associated with previously written-off loans.

Equity investments – IFC invests primarily for developmental impact; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in LLPs and LLCs, and/or as an investor in private equity funds.

Revenue recognition on equity investments – Equity investments which are listed in markets that provide readily determinable fair values are accounted for as available-for-sale securities at fair value with unrealized gains and losses being reported in other comprehensive income in accordance with ASC 320. As noted above under "Fair Value Option and Fair Value Measurements", direct equity investments and investments in LLPs and LLCs that maintain ownership accounts in which IFC has significant influence, direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and, beginning July 1, 2010, all new equity interests in funds are accounted for at fair value under the Fair Value Option. Direct equity investments in which IFC does not have significant influence and which are not listed in markets that provide readily determinable fair values are carried at cost, less impairment.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

IFC's investments in certain private equity funds in which IFC is deemed to have a controlling financial interest ,as the presumption of control by the fund manager or the general partner has been overcome, are fully consolidated into IFC's books. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts of freely convertible currencies are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is principally applied to IFC's investments in its oil and gas unincorporated joint ventures (UJVs). IFC's share of conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.

Unrealized gains and losses on equity investments accounted for at fair value under the Fair Value Option are reported in income from equity investments on the condensed consolidated income statement. Unrealized gains and losses on equity investments listed in markets that provide readily determinable fair values which are accounted for as available-for-sale are reported in other comprehensive income. Realized gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are generally recorded as income from equity investments when received in freely convertible currencies. Capital losses are recognized when incurred.

Profit participations received on equity investments are recorded when received in freely convertible currencies. Dividends received on equity investments through June 30, 2011 were recorded as income when received in freely convertible currencies. Beginning July 1, 2011, dividends on listed equity investments are recorded on the ex dividend date - dividends on unlisted equity investments are recorded upon receipt of notice of declaration. Realized gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and, through June 30, 2011, were recorded as income in income from equity investments when received in freely convertible currencies. Beginning July 1, 2011, realized gains on listed equity investments are recorded upon trade date - realized gains on unlisted equity investments are recorded upon incurring the obligation to deliver the applicable shares. Losses are recognized when incurred.

IFC enters into put and call option and warrant agreements in connection with equity investments; these are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

Gains and losses on nonmonetary exchanges - Nonmonetary transactions typically arise through: (1) the exchange of nonmonetary assets by exercising a conversion option that results in the exchange of one financial instrument (i.e., loan, equity, or debt security) for another financial instrument (i.e., debt securities or equity shares); or (2) a nonreciprocal transfer where IFC receives a nonmonetary asset for which no assets are relinquished in exchange. Generally, accounting for exchanges of nonmonetary assets should be based on the fair values of the assets involved. Thus, the amount initially recorded for a nonmonetary asset received in exchange for another nonmonetary asset is the fair value of the asset received. The difference between the fair value of the asset received and the recorded amount of the asset surrendered (immediately prior to the exchange transaction) is recorded as a gain or loss on non-monetary exchanges in the income statement.

Impairment of equity investments – Equity investments accounted for at cost, less impairment and available-for-sale are assessed for impairment each quarter. When impairment is identified, it is generally deemed to be other than temporary, and the equity investment is written down to the impaired value, which becomes the new cost basis in the equity investment. Such other than temporary impairments are recognized in net income. Subsequent increases in the fair value of available-for-sale equity investments are included in other comprehensive income - subsequent decreases in fair value, if not other than temporary impairment, also are included in other comprehensive income.

Debt securities – Debt securities in the investment portfolio are classified as available-for-sale and carried at fair value on the condensed consolidated balance sheet with unrealized gains and losses included in accumulated other comprehensive income until realized. Realized gains on sales of debt securities and interest on debt securities is included in income from debt securities on the condensed consolidated income statement.

Certain debt securities are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on debt securities accounted for at fair value under the Fair Value Option are reported in income from debt securities on the condensed consolidated income statement.

IFC invests in certain debt securities with conversion features; these features are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

Impairment of debt securities – In determining whether an unrealized loss on debt securities is temporary, IFC considers all relevant information including the length of time and the extent to which fair value has been less than amortized cost, whether IFC intends to sell the debt security or whether it is more likely than not that IFC will be required to sell the debt security, the payment structure of the obligation and the ability of the issuer to make scheduled interest or principal payments, any changes to the ratings of a security, and relevant adverse conditions specifically related to the security, an industry or geographic sector.

Debt securities in the investment portfolio are assessed for impairment each quarter. Beginning April 1, 2009, when impairment is identified, the entire impairment is recognized in net income if (1) IFC intends to sell the security, or (2) it is more likely than not that IFC will be required to sell the security before recovery. However, if IFC does not intend to sell the security and it is not more likely than not that IFC will be required to sell the security but the security has suffered a credit loss, the impairment charge will be separated into the credit loss component, which is recognized in net income, and the remainder which is recorded in other comprehensive income. The impaired value becomes the new amortized cost basis of the debt security. Subsequent increases and decreases - if not an additional other-than-temporary impairment - in the fair value of debt securities are included in other comprehensive income.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The difference between the new amortized cost basis of debt securities for which an other-than-temporary impairment has been recognized in net income and the cash flows expected to be collected is accreted to interest income using the effective yield method. Significant subsequent increases in the expected or actual cash flows previously expected are recognized as a prospective adjustment of the yield.

Prior to April 1, 2009, an identified impairment was generally deemed to be other-than-temporary unless IFC was able to demonstrate it had the ability and intent to hold the debt security for the period for which recovery was anticipated. Debt securities that were impaired and for which the impairment was deemed to be other than temporary were written down to the impaired value, which became the new cost basis in the debt security. Other-than-temporary impairments were recognized in net income.

Guarantees – IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds or loans. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the "inception" of the guarantee. Guarantees are regarded as called when IFC's obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (1) the stand-ready obligation to perform and (2) the contingent liability. The fair value of the stand-ready obligation to perform is recognized at the inception of the guarantee unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantee is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the condensed consolidated balance sheet. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves against losses are established, based on the estimated probable loss. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis.

Designations of retained earnings – IFC establishes funding mechanisms for specific Board approved purposes through designations of retained earnings. Designations of retained earnings for grants to IDA are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is approved by the Board of Governors. All other designations are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is noted with approval by the Board of Directors. Total designations of retained earnings are determined based on IFC's annual income before expenditures against designated retained earnings and net gains and losses on other non-trading financial instruments accounted for at fair value in excess of $150 million, and contemplating the financial capacity and strategic priorities of IFC.

Expenditures resulting from such designations are recorded as expenses in IFC's condensed consolidated income statement in the year in which they are incurred, also having the effect of reducing the respective designated retained earnings for such purposes. Expenditures are deemed to have been incurred when IFC has ceded control of the funds to the recipient. If the recipient is deemed to be controlled by IFC, the expenditure is deemed to have been incurred only when the recipient disburses the funds to a non-related party. On occasion, recipients which are deemed to be controlled by IFC make investments. In such cases, IFC includes those assets on its condensed consolidated balance sheet until the recipient disposes of or transfers the asset or IFC is deemed to no longer be in control of the recipient. These investments have had no material impact on IFC's financial position, results of operations, or cash flows. Investments resulting from such designations are recorded on IFC's condensed consolidated balance sheet in the year in which they occur, also having the effect of reducing the respective designated retained earnings for such purposes.

Liquid asset portfolio – IFC's liquid funds are invested in government, agency and government-sponsored agency obligations, time deposits and asset-backed, including mortgage-backed, securities. Government and agency obligations include positions in high quality fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. Asset-backed and mortgage-backed securities include agency and non-agency residential mortgage-backed securities, commercial mortgage-backed securities, consumer, auto- and student loans-backed securities, commercial real estate collateralized debt obligations and collateralized loan obligations. The liquid asset portfolio, as defined by IFC, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges.

Securities and related derivative instruments within IFC's liquid asset portfolio are classified as trading and are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities. Gains and losses realized on the sale of trading securities are computed on a specific security basis.

IFC classifies cash and due from banks and time deposits (collectively, cash and cash equivalents) as cash and cash equivalents in the condensed consolidated statement of cash flows because they are generally readily convertible to known amounts of cash within 90 days of acquisition.

Repurchase and resale agreements – Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

It is IFC's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase and resale agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest.

Borrowings – To diversify its access to funding, and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. Generally, IFC simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Substantially all borrowings are carried at fair value under the Fair Value Option with changes in fair value reported in net gains and losses on other non-trading financial instruments accounted for at fair value in the condensed consolidated income statement.

Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

Risk management and use of derivative instruments – IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities and equity investments, client risk management, borrowing, liquid asset portfolio management and asset and liability management.

There are no derivatives designated as accounting hedges.

All derivative instruments are recorded on the condensed consolidated balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, debt securities and equity investments are bifurcated from the host contract and recorded at fair value as derivative assets and liabilities. The fair value at inception of such embedded derivatives is excluded from the carrying value of the host contracts on the condensed consolidated balance sheet. Changes in fair values of derivative instruments used in the liquid asset portfolio are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those in the liquid asset portfolio are recorded in net gains and losses on other non-trading financial instruments accounted for at fair value. The risk management policy for each of IFC's principal business activities and the accounting policies particular to them are described below.

Lending activities IFC's policy is to closely match the currency, interest rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. IFC has elected not to designate any hedging relationships for all lending-related derivatives.

Client risk management activities IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC's loan portfolio. To hedge the market risks that arise from these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reported in net income in net gains and losses on other non-trading financial instruments accounted for at fair value. Fees and spreads charged on these transactions are recorded in other income in the condensed consolidated income statement on an accrual basis.

Borrowing activities IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries' capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert such borrowings into variable rate US dollar obligations, consistent with IFC's matched funding policy. IFC elected to carry at fair value, under the Fair Value Option, all market borrowings for which a derivative instrument is used to create an economic hedge. Changes in the fair value of such borrowings and the associated derivatives are reported in net gains and losses on other non-trading financial instruments accounted for at fair value in the condensed consolidated income statement.

Liquid asset portfolio management activities IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars, consistent with IFC's matched funding policy. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value with changes in fair value reported in income from liquid asset trading activities. No derivatives in the liquid asset portfolio have been designated as hedging instruments under ASC 815.

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through sales or purchases of currency. Interest rate risk arising from mismatches due to write-downs, prepayments and re-schedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if IFC's credit exposure to a counterparty, on a mark-to-market basis, exceeds a specified level, the counterparty must post collateral to cover the excess, generally in the form of liquid government securities or cash. IFC does not offset the fair value amounts of derivatives and obligations to return cash collateral associated with these master netting agreements.

Loan participations – IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. The disbursed and outstanding balances of loan participations that meet the applicable accounting criteria are accounted for as sales and are not included in IFC's condensed consolidated balance sheet. All other loan participations are accounted for as secured borrowings and are included in loans on IFC's condensed consolidated balance sheet, with the related secured borrowings included in payables and other liabilities on IFC's condensed consolidated balance sheet.

Pension and other postretirement benefits – IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees' respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to IFC is included in income or expense from pension and other postretirement benefit plans in the condensed consolidated income statement. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

Variable Interest Entities – The Variable Interest Entities Subsections of ASC Topic 810, *Consolidation* (the ASC 810 VIE Subsections), defines certain variable interest entities and require parties to such entities to assess and measure variable interests in the VIEs for the purposes of determining possible consolidation of the VIEs. Variable interests can arise from financial instruments, service contracts, guarantees, leases or other arrangements with a VIE.

An entity is subject to the ASC 810 VIE Subsections and is a variable interest entity if it lacks: (1) equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors who have decision-making rights about the entity's operations or if it has equity investors who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

Except as noted in the following paragraph, IFC consolidates a VIE if it has the power to direct the VIE's activities that most significantly impact its economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE.

IFC consolidates certain VIEs if it will absorb a majority of a VIE's expected losses or expected residual returns. Such VIEs are entities that (1) have all the attributes of an investment company as specified in the ASC or for which it is industry practice to account for their assets at fair value through earnings, (2) IFC does not have an explicit or implicit obligation to fund losses of the entity that could be potentially significant to that entity, and (3) are not a securitization entity, an asset-backed financing entity, or an entity that was formerly considered a qualifying special purpose entity, as well as entities that are required to comply with or operate in accordance with requirements that are similar to those included in Rule 2a-7 of the Investment Company Act of 1940.

IFC has a number of investments in VIEs that it manages and supervises in a manner consistent with other portfolio investments.

Recently adopted accounting standards – In June 2009, the FASB issued SFAS No. 166, *Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140* (SFAS No. 166). SFAS No. 166 removes the concept of a qualifying special-purpose entity (QSPE) from Statement 140 and removes the exception from applying FIN 46 to QSPEs. It clarifies Statement 140's objective of determining whether a transferor has surrendered control over transferred financial assets, and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the entire financial asset has not been transferred and/or when the transferor has continuing involvement with the transferred financial asset. SFAS No. 166 defines the term *participating interest* to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. If the transfer does not meet those conditions, a transferor may account for the transfer as a sale only if it transfers an entire financial asset and surrenders control over the entire transferred assets in accordance with the conditions in Statement 140, as amended. SFAS No. 166 requires that a transferor recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of a financial asset. SFAS No. 166 also requires enhanced financial statement disclosures about transfers of financial assets and a transferor's continuing involvement in transferred financial assets. SFAS No. 166 is effective as of the beginning of the reporting entity's first annual reporting period that begins after November 15, 2009 (which is the year ending June 30, 2011 for IFC) and for interim periods within that first annual reporting period. IFC adopted the provisions of SFAS No. 166 for the three months ended September 30, 2010 without a material impact on IFC's financial position, results of operations or cash flows. SFAS No. 166 is now ASC Topic 860, *Transfers and Servicing.*

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In June 2009, the FASB issued SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)* (SFAS No. 167). SFAS No. 167 amends FIN 46(R) to require the analysis of whether the reporting entity's variable interests give it a controlling financial interest in a VIE. If so, the reporting entity is considered to be the primary beneficiary and must consolidate the VIE. SFAS No. 167 defines a controlling interest as an interest having both the power to direct the activities that most significantly impact the VIE's economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE. SFAS No. 167 requires on-going assessments of whether the reporting entity is the primary beneficiary of a VIE and eliminates the quantitative approach previously required for determining the primary beneficiary of a VIE. SFAS No. 167 also amends FIN 46(R) to require a troubled debt restructuring to be considered an event that requires reconsideration of whether an entity is a VIE and whether a reporting entity is the primary beneficiary of a VIE. SFAS No. 167 requires enhanced disclosures aimed at providing more transparent information about an enterprise's involvement in VIE's and nullifies FASB FSP 140-4 and FIN 46(R)-8. However, the content of the enhanced disclosures is generally consistent with that previously required by FSP FAS 140-4 and FIN 46(R)-8. SFAS No. 167 is effective as of the beginning of the reporting entity's first annual reporting period that begins after November 15, 2009 (which is the year ending June 30, 2011 for IFC) and for interim periods within that first annual reporting period. IFC adopted the provisions of SFAS No. 167 for the three months ended September 30, 2010 without a material impact on IFC's financial position, results of operations or cash flows. The provisions of SFAS No. 167 are included in the VIE Subsections of ASC 810.

In December 2009, the FASB issued ASU No. 2009-16, *Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets* (ASU 2009-16) and ASU No. 2009-17, Consolidations (Topic 810): *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities* (ASU 2009-17). ASU 2009-16 and ASU 2009-17 formally update the ASC for the provisions of SFAS No. 166 and SFAS No. 167, respectively.

In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (ASU 2010-06).* ASU 2010-06 amends ASC 820 to require new disclosures for transfers in and out of Level 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim or annual period beginning after December15, 2009 (which was the three months ended March 31, 2010 for IFC) except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which was effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. IFC adopted the requirements of ASC 2010-06 for the three months ended March 31, 2010 (including the requirement to provide Level 3 activity) without a material impact on IFC's financial position, results of operations or cash flows.

In February 2010, the FASB issued ASU No. 2010-10, *Consolidation (Topic 810): Amendments for Certain Investment Funds* (ASU 2010-10) and in March 2010 issued ASU 2010-11, *Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives* (ASU 2010-11).

ASU 2010-10 defers application of SFAS No. 167 for a reporting enterprise's interest in certain entities if (1) the entity either has all the attributes of an investment company as specified in the ASC or is an entity for which it is industry practice to account for its assets at fair value through earnings, (2) the reporting enterprise does not have an explicit or implicit obligation to fund losses of the entity that could be potentially significant to that entity, and (3) the entity is not a securitization entity, an asset-backed financing entity, or an entity that was formerly considered a qualifying special purpose entity, as well as interests in entities that are required to comply with or operate in accordance with requirements that are similar to those included in Rule 2a-7 of the Investment Company Act of 1940. ASU 2010-10 is effective beginning as of the first annual reporting period that begins after November 15, 2009 (which is the year ending June 30, 2011 for IFC). IFC adopted the provisions of ASU 2010-10 for the three months ended September 30, 2010 without a material impact on IFC's financial position, results of operations or cash flows.

ASU 2010-11 addresses application of the scope exception for certain embedded credit derivatives contained in ASC 815-15-15-8 and 15-9 and is effective on the first day of the first fiscal quarter beginning after June 15, 2010 (which was the three months ended September 30, 2010, for IFC). IFC adopted the provisions of ASU 2010-11 for the three months ended September 30, 2010 without a material impact on IFC's financial position, results of operations or cash flows.

In July 2010, the FASB issued ASU 2010-20, *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses* (ASU 2010-20). ASU 2010-20 amends ASC Topic 310 by requiring additional disaggregated disclosures about the credit quality of an entity's financing receivables (loans) and its allowance for credit losses. The objective of the new disclosures is to improve the financial statement user's understanding of (1) the nature of an entity's credit risks associated with its financing receivables and (2) the entity's assessment of that risk in estimating its allowance for credit losses as well as the changes in the allowance and the reasons for those changes. The new disclosures that relate to information as of the end of a reporting period are effective for the first interim or annual reporting period ending on or after December 15, 2010 (which was the three months ended December 31, 2010 for IFC). The new disclosures that include information for activity that occurs during a reporting period will be effective for the first interim or annual periods beginning after December 15, 2010 (which was the three months ending March 31, 2011 for IFC). IFC has provided those disclosures in the Notes to these Condensed Consolidated Financial Statements

In January 2011, the FASB issued ASU 2011-01, *Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No.2010-20* (ASU 2011-01). ASU 2011-01 amends ASC Topic 310 and ASU 2010-20 to defer indefinitely the effective date of the disclosures required by ASU 2010-20 pertaining to troubled debt restructurings. The original effective date for those disclosures was for the first interim or annual period beginning after December 15, 2010 (which was the three months ended March 31, 2011 for IFC).

In April 2011, the FASB issued ASU 2011-02, *A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring* (ASU 2011-02). ASU 2011-02 provides additional guidance clarifying when the restructuring of a loan should be considered a *troubled* debt restructuring, including determining whether the lender has granted a concession and whether the borrower is experiencing financial difficulty. The ASU also reestablishes an effective date for ASU 2010-20's previously deferred disclosure requirements for troubled debt restructurings. ASU 2011-02 is effective for interim and annual periods ending after June 15, 2011 (which is the three months ending September 30, 2011 for

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

IFC) and applies retroactively to restructurings occurring on or after the beginning of the annual period of adoption (which is July 1, 2011 for IFC), IFC adopted the provisions of ASU 2011-02 for the three months ended September 30, 2011 without a material impact on IFC's financial position, operations or cash flows. ASU 2010-20's previously deferred disclosure requirements for troubled debt restructurings are effective for the first interim or annual period beginning after June 15, 2011 (which is the three months ending September 30, 2011 for IFC). IFC has provided those disclosures in the Notes to these Condensed Consolidated Financial Statements.

Accounting and financial reporting developments – In March 2010, the Patient Protection and Affordable Care Act (the PPACA) and the Health Care Education Reconciliation Act of 2010 (HCERA), became law (collectively, the "Act"). The Act seeks to reform the U.S. health care system and its various provisions will become effective over the next eight years. IFC is currently evaluating the impact of the Act.

In April 2011, the FASB also issued ASU 2011-03, *Reconsideration of Effective Control for Repurchase Agreements* (ASU 2011-03). ASU 2011-03 amends ASC Topic 860, *Transfers and Servicing,* to remove from the assessment of whether a transferor of a financial asset has given up effective control of that asset (1) the criterion requiring the transferor to have the ability to repurchase or redeem transferred financial assets on substantially the agreed terms, even in the event of a default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. ASU 2011-03 is effective prospectively for transactions, or modifications of existing transactions, that occur in or after the first interim or annual period beginning after December 15, 2011 (which is the three months ending March 31, 2012 for IFC). IFC is currently evaluating the impact of ASU 2011-03.

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* (ASU 2011-04). ASU 2011-04 is largely consistent with current fair value measurements principles in U.S. GAAP, expands ASC 820's existing disclosure requirements and makes other amendments, many of which are made to eliminate unnecessary wording differences between U.S. GAAP and IFRS. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 (which is the three months ending March 31, 2012 for IFC). ASU 2011-04 is not expected to have a material impact on IFC's financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU 2011-05, *Presentation of Comprehensive Income* (ASU 2011-05). ASU 2011-05 revises the manner in which entities must present comprehensive income in their financial statements by requiring either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements of income and comprehensive income, respectively. ASU 2011-05 does not change the items that must be reported in other comprehensive income, does not require any additional disclosures and is effective for fiscal years ending after December 15, 2011 (which is the year ending June 30, 2012 for IFC) and interim and annual periods thereafter. IFC currently presents two separate but consecutive condensed consolidated statements of income and comprehensive income, respectively.

In addition, during the three months ended September 30, 2011, the FASB issued and/or approved various other ASUs. IFC analyzed and implemented the new guidance, as appropriate, with no material impact on either the financial position, results of operations or cash flows of IFC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE B – SCOPE OF CONSOLIDATION

IFC Asset Management Company, LLC (AMC)

IFC has established a wholly owned subsidiary, AMC, to mobilize capital from outside IFC's traditional investor pool and to manage third-party capital. AMC is consolidated into IFC's financial statements. At September 30, 2011, IFC has provided $2 million of capital to AMC ($2 million - June 30, 2011).

At September 30, 2011, AMC managed four funds (collectively referred to as the AMC Funds):
IFC Capitalization (Equity) Fund, L.P. (the Equity Capitalization Fund);
IFC Capitalization (Subordinated Debt) Fund, L.P. (the Sub-Debt Capitalization Fund);
IFC African, Latin American and Caribbean Fund, L.P. (the ALAC Fund); and
Africa Capitalization Fund, Ltd. (the Africa Capitalization Fund).

IFC is a limited partner of the Equity Capitalization Fund and the Sub-Debt Capitalization Fund, and IFC Founder Partner LLC, a wholly owned subsidiary of IFC, is a limited partner of the ALAC Fund. IFC accounts for these limited partner interests at fair value under the Fair Value Option. IFC has no direct financial interest in the Africa Capitalization Fund.

In addition, wholly owned subsidiaries of AMC have general partnership interests in the Equity Capitalization Fund, the Sub-Debt Capitalization Fund and the ALAC Fund. These general partnerships are ultimately consolidated into IFC's financial statements but are immaterial individually and in the aggregate to IFC's Condensed Consolidated Financial Statements. The Africa Capitalization Fund is structured as a limited liability company and AMC is its manager.

As a result of the consolidation of AMC and the general partnership interests in the AMC Funds, IFC's condensed consolidated balance sheet at September 30, 2011 includes $11 million in cash, receivables and other assets ($18 million - June 30, 2011), less than $0.5 million in equity investments (less than $0.5 million - June 30, 2011) and less than $0.5 million in payables and other liabilities (less than $0.5 million - June 30, 2011). Other income in IFC's condensed consolidated income statement includes $5 million during the three months ended September 30, 2011 ($7 million - three months ended September 30, 2010) and other expenses includes $2 million during the three months ended September 30, 2011 ($1 million - three months ended September 30, 2010).

Consolidated VIEs

IFC has consolidated three VIEs into these Condensed Consolidated Financial Statements.

In October 2009, IFC created a special purpose vehicle, Hilal Sukuk Company, to facilitate a $100 million Sukuk under IFC's borrowings program. Hilal Sukuk Company is a variable interest entity and has been consolidated into these Condensed Consolidated Financial Statements. The consolidation of Hilal Sukuk Company had no material impact on these Condensed Consolidated Financial Statements.

The other two consolidated VIEs are in the collective investment vehicles sector in the Latin America and Caribbean region. As a result of their consolidation, IFC's condensed consolidated balance sheet at September 30, 2011 includes additional assets of $6 million in equity investments, receivables and other assets ($10 million - June 30, 2011), and additional liabilities of $3 million in payables and other liabilities ($3 million - June 30, 2011).

Related to the consolidation of these VIEs, other income includes $0 during the three months ended September 30, 2011 ($0 - three months ended September 30, 2010). Other expenses include $3 million during the three months ended September 30, 2011 ($1 million - three months ended September 30, 2010).

Other consolidated entities

Beginning July 1, 2010, IFC has consolidated three entities in the collective investment vehicles sector in the Asia and Sub-Saharan African regions into these Condensed Consolidated Financial Statements under the voting interest model. During the three months ended September 30, 2011, IFC disbursed $2 million to these entities.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE C – LIQUID ASSET PORTFOLIO

Income from liquid asset trading portfolio

Income from the liquid asset trading portfolio for the three months ended September 30, 2011 and 2010 comprises (US$ millions):

	2011	2010
Interest income	$ 112	$ 104
Net gains and losses on trading activities:		
Realized losses	(65)	(32)
Unrealized (losses) gains	(70)	105
Net (losses) gains on trading activities	(135)	73
Foreign currency transaction losses	(6)	(6)
Total (losses) income from liquid asset trading portfolio	**$ (29)**	**$ 171**

Net losses on trading activities comprise net losses on asset-backed and mortgage-backed securities of $70 million for the three months ended September 30, 2011 ($68 million net gains - three months ended September 30, 2010) and net losses on other trading securities of $65 million for the three months ended September 30, 2011 ($5 million net gains - three months ended September 30, 2010).

NOTE D – INVESTMENTS

The carrying value of investments at September 30, 2011 and June 30, 2011 comprises (US$ millions):

	September 30, 2011	June 30, 2011
Loans		
Loans at amortized cost	$ 19,111	$ 19,038
Less: Reserve against losses on loans	(1,226)	(1,307)
Net loans	17,885	17,731
Loans held for sale at lower of amortized cost or fair value	68	87
Loans accounted for at fair value under the Fair Value Option (outstanding principal balance $601 - September 30, 2011, $596 - June 30, 2011)	613	637
Total Loans	**18,566**	**18,455**
Equity investments		
Equity investments at cost less impairment*	2,983	2,748
Equity investments accounted for at fair value as available-for-sale (cost $1,417 - September 30, 2011, $1,824 - June 30, 2011)	2,602	3,484
Equity investments accounted for at fair value under the Fair Value Option (cost $2,216 - September 30, 2011, $2,112 - June 30, 2011)	3,012	3,081
Total equity investments	**8,597**	**9,313**
Debt securities		
Debt securities accounted for at fair value as available-for-sale (amortized cost $1,816 - September 30, 2011, $1,702 - June 30, 2011)	1,814	1,961
Debt securities accounted for at fair value under the Fair Value Option (amortized cost $207- September 30, 2011, $184 - June 30, 2011)	230	205
Total debt securities	**2,044**	**2,166**
Total carrying value of investments	**$ 29,207**	**$ 29,934**

* Equity investments at cost less impairment at September 30, 2011 includes unrealized gains of $18 million ($36 million at June 30, 2011) related to equity investments accounted for as available-for-sale in previous periods and for which readily determinable fair values are no longer available.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES

Loans

Income from loans and guarantees for the three months ended September 30, 2011 and 2010 comprise the following (US$ millions):

	2011	2010
Interest income	$ 190	$ 165
Commitment fees	8	9
Other financial fees	15	12
Unrealized (losses) gains on loans accounted for at fair value under the Fair Value Option	(29)	17
Income from loans and guarantees	**$ 184**	**$ 203**

Reserves against losses on loans

Changes in the reserve against losses on loans for the three months ended September 30, 2011 and June 30, 2011, as well as the related recorded investment in loans at September 30, 2011, evaluated for impairment individually (specific reserves) and on a pool basis (portfolio reserves) respectively, are summarized below (US$ millions):

	Three months ended September 30, 2011			Year ended June 30, 2011		
	Specific reserves	Portfolio reserves	Total reserves	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$ 382	$ 925	$ 1,307	$ 432	$ 917	$ 1,349
Release of provision for losses on loans	(8)	(47)	(55)	(16)	(24)	(40)
Write-offs	(5)	-	(5)	(56)	-	(56)
Recoveries of previously written-off loans	1	-	1	4	-	4
Foreign currency transaction adjustments	(4)	(18)	(22)	10	32	42
Other adjustments*	-	-	-	8	-	8
Ending balance	**$ 366**	**$ 860**	**$ 1,226**	**$ 382**	**$ 925**	**$ 1,307**
Related recorded investment in loans at September 30, 2011 evaluated for impairment**	$ 19,111	$ 18,239	$ 19,111	$ 19,038	$ 18,120	$ 19,038

*Other adjustments comprise reserves against interest capitalized as part of a debt restructuring.
**IFC individually evaluates all loans for impairment. Portfolio reserves are established for losses incurred, but not specifically identifiable, on loans for which no specific reserve is established.

Guarantees

IFC extends financial guarantee facilities to its clients to provide full or partial credit enhancement for their debt securities and trade obligations. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed at September 30, 2011 totaled $4,124 million ($4,081 million - June 30, 2011). Guarantees of $2,956 million that were outstanding (i.e., not called) at September 30, 2011 ($2,932 million - June 30, 2011), were not included in loans on IFC's condensed consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

Provision for losses on loans and guarantees

The release of provision for losses on loans and guarantees in the condensed consolidated income statement for the three months ended September 30, 2011 includes $3 million release of provision in respect of guarantees ($3 million provision - three months ended September 30, 2010). At September 30, 2011 the accumulated reserve for losses on guarantees, included in the condensed consolidated balance sheet in payables and other liabilities, was $21 million ($24 million - June 30, 2011). Other adjustments comprise reserves against interest capitalized as part of a debt restructuring.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Impaired loans

The average recorded investment during the three months ended September 30, 2011, in loans at amortized cost that are impaired was $865 million ($940 million - year ended June 30, 2011). The recorded investment in loans at amortized cost that are impaired at September 30, 2011 was $872 million ($918 million - June 30, 2011).

Loans at amortized cost that are impaired with specific reserves are summarized by industry sector and geographic region as follows (US$ millions):

	September 30, 2011				
	Recorded investment	Unpaid principal balance	Related specific reserve	Average recorded investment	Interest income recognized
Manufacturing, agribusiness and services					
Asia	$ 131	$ 138	$ 59	$ 131	$ 1
Europe, Middle East and North Africa	426	434	179	426	-
Sub-Saharan Africa, Latin America and Caribbean	172	248	55	178	2
Total manufacturing, agribusiness and services	729	820	293	735	3
Financial markets					
Asia	27	29	5	10	1
Europe, Middle East and North Africa	34	41	16	36	-
Sub-Saharan Africa, Latin America and Caribbean	7	32	7	7	-
Total financial markets	68	102	28	53	1
Infrastructure and natural resources					
Asia	7	7	2	7	-
Europe, Middle East and North Africa	14	15	4	16	-
Sub-Saharan Africa, Latin America and Caribbean	54	54	39	54	-
Total infrastructure and natural resources	75	76	45	77	-
Total	$ 872	$ 998	$ 366	$ 865	$ 4

IFC had no impaired loans at September 30, 2011 with no specific reserves.

Nonaccruing loans

Loans on which the accrual of interest has been discontinued amounted to $898 million at September 30, 2011 ($943 million - June 30, 2011). Interest income not recognized on nonaccruing loans during the three months ended September 30, 2011 totaled $6 million ($19 million - three months ended September 30, 2010). Interest income recognized on loans in nonaccrual status, related to current and prior years, during the three months ended September 30, 2011 was $2 million ($8 million - three months ended September 30, 2010) on a cash basis.

The recorded investment in nonaccruing loans at amortized cost is summarized by industry sector and geographic region as follows (US$ millions):

	September 30, 2011			
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Total recorded investment in nonaccruing loans
Asia	$ 120	$ 7	$ 7	$ 134
Europe, Middle East and North Africa	413	12	14	439
Sub-Saharan Africa, Latin America and Caribbean	112	1	52	165
Total disbursed loans at amortized cost	$ 645	$ 20	$ 73	$ 738

The recorded investment in nonaccruing loans at fair value is $160 million at September 30, 2011 ($157 million at June 30, 2011).

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Past due loans

An age analysis, based on contractual terms, of IFC's loans at amortized cost by industry sector and geographic region follows (US$ millions):

	September 30, 2011					
	30-59 days past due	60-89 days past due	90 days or greater past due	Total past due	Current	Total loans
Manufacturing, agribusiness and services						
Asia	$ -	$ -	$ 110	$ 110	$ 1,857	$ 1,967
Europe, Middle East and North Africa	2	-	386	388	2,260	2,648
Sub-Saharan Africa, Latin America and Caribbean	-	10	93	103	1,766	1,869
Other	-	-	-	-	28	28
Total manufacturing, agribusiness and services	2	10	589	601	5,911	6,512
Financial markets						
Asia	-	-	-	-	1,047	1,047
Europe, Middle East and North Africa	-	-	8	8	2,896	2,904
Sub-Saharan Africa, Latin America and Caribbean	-	-	1	1	1,358	1,359
Other	-	-	-	-	339	339
Total financial markets	-	-	9	9	5,640	5,649
Infrastructure and natural resources						
Asia	-	7	-	7	1,652	1,659
Europe, Middle East and North Africa	-	-	13	13	2,184	2,197
Sub-Saharan Africa, Latin America and Caribbean	-	-	52	52	3,026	3,078
Other	-	-	-	-	178	178
Total Infrastructure and natural resources	-	7	65	72	7,040	7,112
Total disbursed loans at amortized cost	$ 2	$ 17	$ 663	$ 682	$ 18,591	$ 19,273
Unamortized deferred loan origination fees, net and other						(124)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets						(38)
Recorded investment in loans at amortized cost						$ 19,111

At September 30, 2011, there are no loans 90 days or greater past due still accruing.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Loan Credit Quality Indicators

IFC utilizes a rating system to classify loans according to credit worthiness and risk. Each loan is categorized as very good, good, average, watch, substandard, doubtful or loss.

A description of each category (credit quality indicator), in terms of the attributes of the borrower, the business environment in which the borrower operates or the loan itself, follows:

Credit quality indicator	Description
Very good	Excellent debt service capacity; superior management; market leader; very favorable operating environment; may also have strong collateral and/or guaranteed arrangements.
Good	Strong debt service capacity: good liquidity; stable performance, very strong management, high market share; minimal probability of financial deterioration.
Average	Satisfactory balance sheet ratios, average liquidity; good debt service capacity; good management; average size and market share.
Watch	Tight liquidity; financial performance below expectations; higher than average leverage ratio; week management in certain aspects; uncompetitive products and operations; unfavorable or unstable macroeconomic factors.
Substandard	Poor financial performance; difficulty servicing debt; inadequate net worth and debt service capacity; loan not fully secured: partial past due amounts of interest and/or principal; well defined weaknesses may adversely impact collection but no loss of principal is expected.
Doubtful	Bad financial performance; serious liquidity and debt service capacity issues: large and increasing past due amounts: partial loss is very likely.
Loss	Close to or already in bankruptcy; serious regional geopolitical issues/conflicts; default and total loss highly likely.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

A summary of IFC's loans at amortized cost by credit quality indicator, as updated during the three months ended September 30, 2011, as well as by industry sector and geographic region follows (US$ millions):

	At September 30, 2011							
	Very good	Good	Average	Watch	Substandard	Doubtful	Loss	Total
Manufacturing, agribusiness and services								
Asia	$ -	$ 536	$ 751	$ 438	$ 172	$ 62	$ 8	$ 1,967
Europe, Middle East and North Africa	-	333	731	1,005	179	286	114	2,648
Sub-Saharan Africa, Latin America and Caribbean	-	294	852	464	167	63	29	1,869
Other	-	-	28	-	-	-	-	28
Total manufacturing, agribusiness and services	-	1,163	2,362	1,907	518	411	151	6,512
Financial markets								
Asia	-	498	385	137	-	27	-	1,047
Europe, Middle East and North Africa	-	569	1,493	613	224	-	5	2,904
Sub-Saharan Africa, Latin America and Caribbean	-	287	910	133	22	6	1	1,359
Other	-	-	9	330	-	-	-	339
Total financial markets	-	1,354	2,797	1,213	246	33	6	5,649
Infrastructure and natural resources								
Asia	-	286	1,040	276	50	7	-	1,659
Europe, Middle East and North Africa	-	109	1,029	885	23	149	2	2,197
Sub-Saharan Africa, Latin America and Caribbean	-	269	1,333	1,314	100	26	36	3,078
Other	-	53	43	82	-	-	-	178
Total infrastructure and natural resources	-	717	3,445	2,557	173	182	38	7,112
Total disbursed loans at amortized cost	**$ -**	**$ 3,234**	**$ 8,604**	**$ 5,677**	**$ 937**	**$ 626**	**$ 195**	**$ 19,273**
Unamortized deferred loan origination fees, net and other								(124)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets								(38)
Recorded investment in loans at amortized cost								**$ 19,111**

Loan modifications

Loan modifications during the three months ended September 30, 2011 considered troubled debt restructurings were not significant. There were no loans that defaulted during the three months ended September 30, 2011 that had been modified in a troubled debt restructuring within 12 months prior to the date of default.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE F – DEBT SECURITIES

Debt securities accounted for as available-for-sale at September 30, 2011 and June 30, 2011 comprise (US$ millions):

	September 30, 2011				June 30, 2011			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Corporate debt securities	$ 1,342	$ 57	$ (92)	$ 1,307	$ 1,306	$ 243	$ (47)	$ 1,502
Preferred shares	459	38	(5)	492	371	64	(1)	434
Asset-backed securities	12	-	-	12	22	-	-	22
Other debt securities	3	-	-	3	3	-	-	3
Total	$ 1,816	$ 95	$ (97)	$ 1,814	$ 1,702	$ 307	$ (48)	$ 1,961

Unrealized losses on debt securities accounted for as available-for-sale at September 30, 2011 are summarized below (US$ millions):

	Less than 12 months		12 months or greater		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$ 339	$ (24)	$ 602	$ (68)	$ 941	$ (92)
Preferred shares	134	(5)	-	-	134	(5)
Total	$ 473	$ (29)	$ 602	$ (68)	$ 1,075	$ (97)

Unrealized losses on debt securities accounted for as available-for-sale at June 30, 2011 are summarized below (US$ millions):

	Less than 12 months		12 months or greater		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$ 67	$ (2)	$ 830	$ (45)	$ 897	$ (47)
Preferred shares	3	(1)	-	-	3	(1)
Total	$ 70	$ (3)	$ 830	$ (45)	$ 900	$ (48)

Corporate debt securities comprise investments in bonds and notes. Unrealized losses associated with corporate debt securities are primarily attributable to movements in the credit default swap spread curve applicable to the issuer. Based upon IFC's assessment of expected credit losses, IFC has determined that the issuer is expected to make all contractual principal and interest payments. Accordingly, IFC expects to recover the cost basis of these securities.

Preferred shares comprise investments in preferred equity investments that are redeemable at the option of IFC or mandatorily redeemable by the issuer. Unrealized losses associated with preferred shares are primarily driven by changes in discount rates associated with changes in credit spreads or interest rates, minor changes in exchange rates and comparable market valuations in the applicable sector. Based upon IFC's assessment of the expected credit losses, IFC expects to recover the cost basis of these securities.

Income from debt securities for the three months ended September 30, 2011 and 2010 comprise the following (US$ millions):

	2011	2010
Interest income	$ 14	$ 9
Realized gains (losses) on debt securities	2	(3)
Gains on non-monetary exchanges	1	-
Unrealized gains on debt securities accounted for at fair value under the Fair Value Option	2	4
Impairment losses on debt securities:		
Total other-than-temporary impairment losses	(5)	-
Portion of losses recognized in other comprehensive income	-	-
Net impairment losses recognized in net income	(5)	-
Dividends	-	2
Total income from debt securities	$ 14	$ 12

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE G – EQUITY INVESTMENTS

Income from equity investments for the three months ended September 30, 2011 and 2010 comprises the following (US$ millions):

	2011	2010
Realized gains on equity sales	$ 972	$ 94
Unrealized (losses) gains on equity investments accounted for at fair value under the Fair Value Option	(173)	127
(Losses) gains on non-monetary exchange	(1)	1
Dividends and profit participations	81	105
Other-than-temporary impairment losses:		
Equity investments at cost less impairment	(58)	(17)
Equity investments available-for-sale	(201)	(18)
Total other-than-temporary impairment losses on equity investments	(259)	(35)
Custody, fees and other	(1)	(1)
Total income from equity investments	**$ 619**	**$ 291**

Dividends and profit participations include $16 million ($15 million - three months ended September 30, 2010) of receipts received in freely convertible cash, net of cash disbursements, in respect of equity investments accounted for under the cost recovery method, for which cost has been fully recovered.

Equity investments include several private equity funds that invest primarily in emerging markets across a range of sectors and that are accounted for at fair value under the Fair Value Option. These investments cannot be redeemed with the funds. Instead, the nature of the investments in this class is that distributions are received through the liquidation of the underlying assets of the funds. IFC estimates that the underlying assets of the funds would be liquidated over five to eight years. The fair values of all these funds have been determined using the net asset value of IFC's ownership interest in partners' capital and totaled $1,993 million as of September 30, 2011 ($2,107 million as of June 30, 2011). The unfunded commitment obligations related to these funds totaled $1,570 million as of September 30, 2011 ($1,369 million as of June 30, 2011).

NOTE H – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME

Designated retained earnings

The components of designated retained earnings and related expenditures are summarized below (US$ millions):

	Grants to IDA	Advisory services	Performance-based grants	SME Ventures for IDA countries	Global Infrastructure Project Development Fund	Total designated retained earnings
At June 30, 2009	**$ -**	**$ 409**	**$ 183**	**$ 99**	**$ 100**	**$ 791**
Year ended June 30, 2010						
Designations/Reallocations of retained earnings	200		(70)	(60)	(70)	-
Transfers		5	(5)			-
Expenditures against designated retained earnings	(200)	(101)	(7)	(2)	-	(310)
At June 30, 2010	**$ -**	**$ 313**	**$ 101**	**$ 37**	**$ 30**	**$ 481**
Year ended June 30, 2011						
Designations of retained earnings	600	10				610
Expenditures against designated retained earnings	(600)	(106)	(47)	(3)	-	(756)
At June 30, 2011	**$ -**	**$ 217**	**$ 54**	**$ 34**	**$ 30**	**$ 335**
Three months ended September 30, 2011						
Designations of retained earnings	330	69				399
Expenditures against designated retained earnings	-	9	(1)	-	-	8
At September 30, 2011	**$ 330**	**$ 295**	**$ 53**	**$ 34**	**$ 30**	**$ 742**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

On August 4, 2011, IFC's Board of Directors approved a designation of $330 million of IFC's retained earnings for grants to IDA and $69 million of IFC's retained earnings for advisory services. On September 23, 2011, IFC's Board of Governors noted with approval the designations approved by IFC's Board of Directors on August 4, 2011.

Accumulated other comprehensive income

The components of accumulated other comprehensive income at September 30, 2011 and June 30, 2011 are summarized as follows (US$ millions):

	September 30, 2011	June 30, 2011
Net unrealized (losses) gains on debt securities	$ (2)	$ 259
Net unrealized gains on equity investments	1,203	1,696
Unrecognized net actuarial losses and unrecognized prior service costs on benefit plans	(408)	(412)
Total accumulated other comprehensive income	**$ 793**	**$ 1,543**

NOTE I – NET GAINS AND LOSSES ON OTHER NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE

Net gains and losses on other non-trading financial instruments accounted for at fair value for the three months ended September 30, 2011 and 2010 comprises (US$ millions):

	2011	2010
Net realized gains and losses on derivatives associated with investments:		
Realized gains on derivatives associated with loans	$ -	$ 4
Realized gains on derivatives associated with debt securities	-	11
Total net realized gains on derivatives associated with investments	**-**	**15**
Gains on non-monetary exchanges of derivatives associated with investments:		
Gains on non-monetary exchanges of derivatives associated with equity investments	-	5
Total non monetary gains on derivatives associated with investments	**-**	**5**
Net unrealized gains and losses on other non-trading financial instruments:		
Unrealized gains and losses on derivative associated with investments:		
Unrealized losses on derivatives associated with loans	(37)	(84)
Unrealized gains (losses) on derivatives associated with debt securities	20	(16)
Unrealized (losses) gains on derivatives associated with equity investments	(4)	25
Total unrealized losses on derivatives associated with investments	(21)	(75)
Unrealized gains and losses on market borrowings accounted for at fair value:		
Credit spread component	(32)	27
Interest rate, foreign exchange and other components	(695)	(328)
Total unrealized losses on market borrowings	(727)	(301)
Unrealized gains on derivatives associated with market borrowings	699	322
Net unrealized (losses) gains on market borrowings and associated derivatives	(28)	21
Total unrealized losses on other non-trading financial instruments	**(49)**	**(54)**
Net losses on other non-trading financial instruments accounted for at fair value	**$ (49)**	**$ (34)**

As discussed in Note A, "Summary of significant accounting and related policies", market borrowings with associated derivatives are accounted for at fair value under the Fair Value Option. Differences arise between the movement in the fair value of market borrowings and the fair value of the associated derivatives primarily due to the different credit characteristics. The change in fair value reported in "Net unrealized (losses) (losses) on market borrowings and associated derivatives" includes the impact of changes in IFC's own credit spread. As credit spreads widen, unrealized gains are recorded and when such credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter the cash flows on the market borrowings.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE J – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

As discussed in Note A, "Summary of significant accounting and related policies", IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as hedging instruments under ASC Topic 815. Note A describes how and why IFC uses derivative instruments. The fair value of derivative instrument assets and liabilities by risk type at September 30, 2011 and June 30, 2011 is summarized as follows (US$ millions):

Condensed consolidated balance sheet location	September 30, 2011 Fair value	June 30, 2011 Fair value
Derivative assets		
Interest rate	$ 949	$ 649
Foreign exchange	513	5
Interest rate and currency	2,644	3,126
Equity	393	390
Other derivative	4	7
Total derivative assets	$ 4,503	$ 4,177
Derivative liabilities		
Interest rate	$ 454	$ 428
Foreign exchange	47	73
Interest rate and currency	1,138	1,256
Total derivative liabilities	$ 1,639	$ 1,757

The effect of derivative instruments contracts on the condensed consolidated income statement for the three months ended September 30, 2011 and 2010 is summarized as follows (US$ millions):

Derivative instrument category	Condensed consolidated income statement location	September 30, 2011	September 30, 2010
Interest rate	Income from loans and guarantees	$ (11)	$ (12)
	(Losses) income from liquid asset trading activities	(155)	(100)
	Charges on borrowings	115	108
	Other income	-	2
	Net gains and losses on other non-trading financial instruments accounted for at fair value	304	182
Foreign exchange	Foreign currency transaction gains (losses) on non-trading activities	4	5
	(Losses) income from liquid asset trading activities	(6)	(6)
	Net gains and losses on other non-trading financial instruments accounted for at fair value	6	(5)
Interest rate and currency	Income from loans and guarantees	(49)	(45)
	Income from debt securities	(20)	(19)
	(Losses) income from liquid asset trading activities	(40)	10
	Charges on borrowings	242	203
	Foreign currency transaction gains (losses) on non-trading activities	(1,022)	731
	Net gains and losses on other non-trading financial instruments accounted for at fair value	368	64
Equity	Net gains and losses on other non-trading financial instruments accounted for at fair value	3	27
Other derivative instruments	Net gains and losses on other non-trading financial instruments accounted for at fair value	(3)	(1)
Total		$ (264)	$ 1,144

The income related to each derivative instrument category includes realized and unrealized gains and losses.

At September 30, 2011, the outstanding volume, measured by US$ equivalent notional, of interest rate contracts was $45,154 million ($48,534 million at June 30, 2011), foreign exchange contracts was $11,624 million ($4,376 million at June 30, 2011) and interest rate and currency contracts was $28,764 million ($27,337 million at June 30, 2011). At September 30, 2011, there were 192 equity contracts related to IFC's loan and equity investment portfolio recognized as derivatives assets or liabilities under ASC Topic 815 (173 equity contracts at June 30, 2011).

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

IFC enters into interest rate and currency derivative instruments under standard industry contracts that contain credit risk-linked contingent features with respect to collateral requirements. Should IFC's credit rating be downgraded from the current AAA, the credit support annexes of these standard swap agreements detail, by swap counterparty, the collateral requirements IFC must satisfy in this event. The aggregate fair value of derivatives containing a credit risk-linked contingent feature in a net liability position was $379 million at September 30, 2011 ($658 million at June 30, 2011). At September 30, 2011, IFC had no collateral posted under these agreements. If IFC was downgraded from the current AAA to AA+, then collateral in the amount of $70 million would be required to be posted against net liability positions with counterparties at September 30, 2011 ($208 million at June 30, 2011).

As of September 30, 2011, IFC had $32 million of outstanding obligations to return cash collateral under master netting agreements.

NOTE K – FAIR VALUE MEASUREMENTS

Many of IFC's financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the values which will ultimately be realized, since IFC generally holds loans, borrowings and other financial instruments with contractual maturities with the aim of realizing their historical values.

The estimated fair values reflect the interest rate environments as of September 30, 2011 and June 30, 2011. In different interest rate environments, the fair value of IFC's financial assets and liabilities could differ significantly, especially the fair value of certain fixed rate financial instruments. Reasonable comparability of fair values among financial institutions is not likely, because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standards introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of IFC. The fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.

The methodologies used and key assumptions made to estimate fair values as of September 30, 2011, and June 30, 2011, are summarized below.

Liquid assets - The primary pricing source for the liquid assets is valuations obtained from external pricing services (vendor prices). The most liquid securities in the liquid asset portfolio are exchange traded futures and options and US Treasuries. For exchange traded futures and options, exchange quoted prices are obtained and these are classified as Level 1 in accordance with ASC 820. Liquid assets valued using quoted market prices are also classified as Level 1. Securities valued using vendor prices for which there is evidence of high market trade activity may also be classified as Level 1. US Treasuries are valued using index prices and also classified as Level 1. The remaining liquid assets valued using vendor prices are classified as Level 2 or Level 3 based on the results of IFC's evaluation of the vendor's pricing methodologies. Most vendor prices use some form of matrix pricing methodology to derive the inputs for projecting cash flows or to derive prices. When vendor prices are not available, liquid assets are valued internally by IFC using yield pricing approach or comparables model approach and these are classified as Level 2 or Level 3 depending on the degree that the inputs are observable in the market.

The critical factors in valuing liquid assets in both Level 2 and Level 3 are the estimation of cash flows and yield. Other significant inputs for valuing corporate securities, quasi-government securities and sovereign or sovereign-guaranteed securities include reported trades, broker/dealer quotes, benchmark securities, option adjusted spread curve, volatilities, and other reference data. In addition to these inputs, valuation models for securitized or collateralized securities use collateral performance inputs, such as weighted average coupon rate, weighted average maturity, conditional prepayment rate, constant default rate, vintage, and credit enhancements.

Derivative instruments - The various classes of derivative instruments include interest rate contracts, foreign exchange contracts, interest rate and currency contracts, equity contracts and other derivative contracts. Certain over the counter derivatives in the liquid asset portfolio priced in-house are classified as Level 2, while certain over the counter derivatives priced using external manager prices are classified as Level 3. Fair values for derivative instruments are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.

The significant inputs used in valuing the various classes of derivative instruments are presented below:

Classes	Significant Inputs
Interest rate contracts	Inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Foreign exchange	Foreign exchange rate, inter-bank yield curves and foreign exchange basis curve.
Interest rate and currency rates	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Equity	Equity spot price, volatility, risk free rate, dividend yield, expiry date, discount rate, strike price, discount rate and option period.
Other derivative contracts	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve, yield curves specified to index, floating rates and inflation curve, swaption volatility matrix, equity spot price, volatility and dividend yield.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Loans and loan commitments - Fair values of loans were determined on the basis of discounted cash flows, incorporating credit default swap spreads, expected recovery rates, risk free interest rates, amortization schedules and investment risk rating and are classified as Level 3. Certain loans contain embedded conversion and/or income participation features. If not bifurcated as standalone derivatives, these features were considered in determining the loans' fair value based on the quoted market prices or other calculated values of the equity investments into which the loans are convertible and the discounted cash flows of the income participation features.

Equity investments - Equity investments valued using quoted prices in active markets are classified as Level 1. Investments in funds were valued using net asset values and classified as Level 3 . Equity investments, other than investments in funds, without available market prices were valued using valuation techniques appropriate to the investment such as recent transactions (IFC's purchase price, price that is in the process of negotiation, or recent trade price from third party transactions), discounted cash flows, and relative valuation through the use of comparables. Such equity investments are classified as Level 3.

The below table presents the significant inputs for the discounted cash flow model and the relative valuation through use of comparables approach:

Valuation techniques	Banking and non-banking financial institutions	Insurance companies	Others
Discounted cash flow model	Asset growth rate, discount rate, terminal value multiple or perpetual growth rate, cost of equity, return on assets, target leverage and recovery rate.		
Relative valuations through the use of comparables	Price/Book Value, and Price/Earnings.	Price/Book Value, Price/Embedded Value, and Appraisal Value	Enterprise Value/EBITDA, Enterprise Value/Sales, Price /Book Value, Price/Earnings, Price/EBITDA, and Price/Sales.

Debt securities - Debt securities in IFC's investment portfolio do not have available market prices and are valued using discounted cash flow approaches. All debt securities are classified as Level 3. Significant inputs used for valuations of significant classes of debt securities are presented below:

Classes	Significant Inputs
Corporate debt securities	Risk free rate, amortization schedule, investment risk rating, Credit Default Swap (CDS) spreads and recovery rate.
Asset Backed Securities	Risk free rate, asset risk rating, CDS spreads, recovery rate and correlation parameter, CDS spread, ratings of class notes, index rates, default rate, prepayment rate, recovery rate, recovery lag, delinquency rate and optional redemption option.

Borrowings - Fair values derived by using quoted prices in active markets are classified as Level 1. Fair values derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate are classified as Level 2. The significant inputs used in valuing borrowings classified as Level 2 are presented below:

Classes	Significant Inputs
Structured bonds	Foreign exchange rate and inter-bank yield curves, IFC's credit curve and swaption volatility matrix, foreign exchange rate volatility, equity spot price, volatility and dividend yield.
Unstructured bonds	Inter-bank yield curve and IFC's credit curve.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Fair value of assets and liabilities

Estimated fair values of IFC's financial assets and liabilities and off-balance sheet financial instruments at September 30, 2011 and June 30, 2011 are summarized below (US$ millions). IFC's credit exposure is represented by the estimated fair values of its financial assets. Note A provides a summary of IFC's significant accounting policies.

	September 30, 2011		June 30, 2011	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Cash and due from banks, time deposits, trading securities and securities purchased under resale agreements	$ 33,082	$ 33,082	$ 31,777	$ 31,777
Investments:				
Loans at amortized cost, net of reserves against losses	17,885	17,630	17,731	18,769
Loans held for sale at lower of amortized cost or fair value	68	81	87	90
Loans accounted for at fair value under the Fair Value Option	613	613	637	637
Total loans	18,566	18,324	18,455	19,496
Equity investments at cost less impairment	2,983	5,508	2,748	6,561
Equity investments accounted for at fair value as available-for-sale	2,602	2,602	3,484	3,484
Equity investments accounted for at fair value under the Fair Value Option	3,012	3,012	3,081	3,081
Total equity investments	8,597	11,122	9,313	13,126
Debt securities accounted for at fair value as available-for-sale	1,814	1,814	1,961	1,961
Debt securities accounted for at fair value under the Fair Value Option	230	230	205	205
Total debt securities	2,044	2,044	2,166	2,166
Total investments	29,207	31,490	29,934	34,788
Derivative assets:				
Borrowings-related	3,084	3,084	3,562	3,562
Liquid asset portfolio-related and other	653	653	65	65
Investment-related	631	631	462	462
Client risk management-related	135	135	88	88
Total derivative assets	4,503	4,503	4,177	4,177
Other investment-related financial assets	33	105	33	174
Financial liabilities				
Securities sold under repurchase agreements and payable for cash collateral received	5,810	5,810	5,787	5,787
Market and IBRD borrowings outstanding	39,310	39,308	38,211	38,211
Derivative liabilities:				
Borrowings-related	716	716	357	357
Liquid asset portfolio-related and other	404	404	513	513
Investment-related	384	384	799	799
Client risk management-related	135	135	88	88
Total derivative liabilities	1,639	1,639	1,757	1,757

Other investment-related financial assets comprise standalone options and warrants that do not meet the definition of a derivative.

The fair value of loan commitments amounted to $18 million at September 30, 2011 ($21 million - June 30, 2011). Fair values of loan commitments are based on present value of loan commitment fees.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Fair value hierarchy

The following tables provide information as of September 30, 2011 and June 30, 2011, about IFC's financial assets and financial liabilities measured at fair value on a recurring basis. As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement (US$ millions):

	At September 30, 2011			
	Level 1	Level 2	Level 3	Total
Trading securities:				
Money market funds	$ 559	$ -	$ -	$ 559
Treasury securities	6,011	-	-	6,011
Foreign government bonds	1,251	13	-	1,264
Government guaranteed bonds	2,826	1,200	-	4,026
Supranational bonds	196	25	-	221
Foreign municipal bonds	323	-	-	323
Agency bonds	(92)	5	-	(87)
Foreign agency bonds	933	172	-	1,105
Agency residential mortgage-backed securities	174	117	-	291
Asset-backed securities	-	2,980	-	2,980
Foreign asset-backed securities	2	672	-	674
Corporate bonds	1,398	107	-	1,505
Commercial mortgage-backed securities	-	946	-	946
Foreign residential mortgage-backed securities	9	1,497	-	1,506
Non-agency residential mortgage-backed securities	-	453	52	505
Collateralized debt and collateralized loan obligations	-	19	90	109
Total trading securities	13,590*	8,206	142	21,938
Loans (outstanding principal balance $601)	-	-	613	613
Equity investments:				
Banking and non-banking financial institutions	1,468	-	463	1,931
Insurance companies	53	-	16	69
Funds	-	-	2,019	2,019
Others	1,026	-	569	1,595
Total equity investments	2,547	-	3,067	5,614
Debt securities:				
Corporate debt securities	-	-	1,422	1,422
Preferred shares	-	-	601	601
Asset-backed securities	-	-	13	13
Other debt securities	-	-	8	8
Total debt securities	-	-	2,044	2,044
Derivative assets:				
Interest rate contracts	-	949	-	949
Foreign exchange	-	513	-	513
Interest rate and currency rates	-	2,644	-	2,644
Equity	-	-	393	393
Other	-	-	4	4
Total derivative assets	-	4,106	397	4,503
Total assets at fair value	$ 16,137	$ 12,312	$ 6,263	$ 34,712
Borrowings:				
Structured bonds	$ -	$ 5,328	$ -	$ 5,328
Unstructured bonds	18,751	13,401	-	32,152
Total borrowings (outstanding principal balance $37,631**)	18,751	18,729	-	37,480
Derivative liabilities:				
Interest rate contracts	-	454	-	454
Foreign exchange	-	47	-	47
Interest rate and currency rates	-	1,138	-	1,138
Total derivative liabilities	-	1,639	-	1,639
Total liabilities at fair value	$ 18,751	$ 20,368	$ -	$ 39,119

* includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $559 million at September 30, 2011.
** includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $2,870 million, with a fair value of $2,372 million as of September 30, 2011.
Note: For the quarter ended September 30, 2011 securities with a fair value of $77 million were transferred from level 2 to level 1 and securities with a fair value of $543 million were transferred from level 1 to level 2 due to market sentiment deterioration over the quarter, with fear of outright recession in the developed world.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

	At June 30, 2011			
	Level 1	Level 2	Level 3	Total
Trading securities:				
Money market funds	$ 1,372	$ -	$ -	$ 1,372
Treasury securities	5,313	-	-	5,313
Foreign government bonds	1,363	5	-	1,368
Government guaranteed bonds	3,991	930	-	4,921
Supranational bonds	187	25	-	212
Foreign municipal bonds	242	-	-	242
Agency bonds	24	5	-	29
Foreign agency bonds	726	173	-	899
Agency residential mortgage-backed securities	138	107	9	254
Asset-backed securities	-	3,065	43	3,108
Foreign asset-backed securities	2	664	-	666
Corporate bonds	1,695	175	-	1,870
Commercial mortgage-backed securities	-	1,473	-	1,473
Foreign residential mortgage-backed securities	46	2,251	-	2,297
Non-agency residential mortgage-backed securities	-	558	55	613
Collateralized debt and collateralized loan obligations	-	21	103	124
Total trading securities	15,099*	9,452	210	24,761
Loans (outstanding principal balance $596)	-	-	637	637
Equity investments:				
Banking and non-banking financial institutions	1,885	-	566	2,451
Insurance companies	79	-	14	93
Funds	-	-	2,104	2,104
Others	1,369	-	548	1,917
Total equity investments	3,333	-	3,232	6,565
Debt securities:				
Corporate debt securities	-	-	1,620	1,620
Preferred shares	-	-	516	516
Asset-backed securities	-	-	22	22
Other debt securities	-	-	8	8
Total debt securities	-	-	2,166	2,166
Derivative assets:				
Interest rate contracts	-	649	-	649
Foreign exchange	-	5	-	5
Interest rate and currency rates	-	3,126	-	3,126
Equity	-	-	390	390
Other	-	-	7	7
Total derivative assets	-	3,780	397	4,177
Total assets at fair value	**$ 18,432**	**$ 13,232**	**$ 6,642**	**$ 38,306**
Borrowings:				
Structured bonds	$ -	$ 4,878	$ -	$ 4,878
Unstructured bonds	18,562	12,841	-	31,403
Total borrowings (outstanding principal balance $37,174**)	18,562	17,719	-	36,281
Derivative liabilities:				
Interest rate contracts	-	428	-	428
Foreign exchange	-	73	-	73
Interest rate and currency rates	-	1,256	-	1,256
Total derivative liabilities	-	1,757	-	1,757
Total liabilities at fair value	**$ 18,562**	**$ 19,476**	**$ -**	**$ 38,038**

Includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $1,372 million at June 30, 2011.

** includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $2,907 million, with a fair value of $2,295 million as of June 30, 2011.

Note: For the year ended June 30, 2011 securities with a fair value of $3,463 million were transferred from level 2 to level 1 due to improved indications of market activity and changing classification approach for some sectors from vendor-based methodology to sector based methodology corroborated with observation of market activities.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following tables present the changes in the carrying value of IFC's Level 3 financial assets and financial liabilities for the three months ended September 30, 2011 and 2010 (US$ millions):

Level 3 trading securities for the three months ended September 30, 2011

	Asset backed securities	Mortgage backed securities	Supranational bonds	Collateralized loan and debt obligations	Total
Balance as of July 1, 2011	$ 43	$ 64	$ -	$ 103	$ 210
Transfers out of Level 3 (****)	(43)	(9)	-	-	(52)
Net gains and losses (realized and unrealized) for the three months ended September 30, 2011 in net income	-	(3)	-	5	2
Purchases, issuances, sales and settlements:					
Settlements and others	-	-	-	(18)	(18)
Balance as of September 30, 2011	$ -	$ 52	$ -	$ 90	$ 142
For the three months ended September 30, 2011:					
Net unrealized gains and losses included in net income	$ -	$ 1	$ -	$ 5	$ 6

Level 3 loans and debt securities for the three months ended September 30, 2011

	Loans	Debt securities				
		Corporate securities	Preferred shares	Asset backed securities	Others	Total
Balance as of July 1, 2011	$ 637	$ 1,620	$ 516	$ 22	$ 8	$ 2,166
Net gains and losses (realized and unrealized) for the three months ended September 30, 2011 in:						
Net income	(37)	20	3	-	-	23
Other comprehensive income	-	(230)	(32)	-	-	(262)
Purchases, issuances, sales and settlements:						
Purchases	35	113	129	-	-	242
Issuances	-	-	-	-	-	-
Proceeds from sales	-	-	(15)	-	-	(15)
Settlements and others	(22)	(101)	-	(9)	-	(110)
Balance as of September 30, 2011	$ 613	$ 1,422	$ 601	$ 13	$ 8	$ 2,044
For the three months ended September 30, 2011:						
Net unrealized gains and losses included in net income	$ (37)	$ (3)	$ -	$ -	$ -	$ (3)
Net unrealized gains and losses included in other comprehensive income	$ -	$ (208)	$ (30)	$ -	$ -	$ (238)

Level 3 equity investments for the three months ended September 30, 2011

	Banking and non-banking institutions	Insurance companies	Funds	Others	Total
Balance as of July 1, 2011	$ 566	$ 14	$ 2,104	$ 548	$ 3,232
Transfers out of Level 3 (****)	(90)	-	-	(20)	(110)
Net gains and losses (realized and unrealized) for the three months ended September 30, 2011 in:					
Net income	(15)	(1)	(96)	(10)	(122)
Other comprehensive income	(1)	-	-	27	26
Purchases, issuances, sales and settlements:					
Purchases	3	3	105	22	133
Proceeds from sales	-	-	(94)	(1)	(95)
Settlements and others	-	-	-	3	3
Balance as of September 30, 2011	$ 463	$ 16	$ 2,019	$ 569	$ 3,067
For the three months ended September 30, 2011:					
Net unrealized gains and losses included in net income	$ (10)	$ (1)	$ (160)	$ 11	$ (160)
Net unrealized gains and losses included in other comprehensive income	$ (1)	$ -	$ -	$ 27	$ 26

(***) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of September 30, 2011.
(****)Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities or sales of some securities during the three months ended September 30, 2011.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Level 3 derivative assets for three months ended September 30, 2011

	Derivative assets		
	Equity	Others	Total
Balance as of July 1, 2011	$ 390	$ 7	$ 397
Net gains and losses (realized and unrealized) for the three months ended September 30, 2011 in net income	3	(3)	-
Balance as of September 30, 2011	$ 393	$ 4	$ 397
For the three months ended September 30, 2011:			
Net unrealized gains and losses included in net income	$ 6	$ (3)	$ 3

Level 3 trading securities for the three months ended September 30, 2010

	Asset backed securities	Mortgage backed securities	Supranational bonds	Collateralized loan and debt obligations	Total
Balance as of July 1, 2010	$ 55	$ -	$ 14	$ 108	$ 177
Transfers into Level 3 (***)	2	-	-	-	2
Transfers out of Level 3 (****)	-	-	-	(31)	(31)
Net gains (losses) (realized and unrealized) for the three months ended September 30, 2010 in:					
Net income	(1)	-	1	-	-
Purchases, issuances, sales and settlements:					
Purchases	23	7	-	-	30
Proceeds from sales	(3)	-	-	-	(3)
Balance as of September 30, 2010	$ 76	$ 7	$ 15	$ 77	$ 175
For the three months ended September 30, 2010:					
Net unrealized (losses) gains included in net income	$ (1)	$ -	$ 1	$ -	$ -

Level 3 loans and debt securities for three months ended September 30, 2010

	Loans	Debt securities				
		Corporate securities	Preferred shares	Asset backed securities	Others	Total
Balance as of July 1, 2010	$ 450	$ 1,316	$ 464	$ 29	$ 6	$ 1,815
Net gains (realized and unrealized) for the three months ended September 30, 2010 in:						
Net income	27	10	(5)	-	-	5
Other comprehensive income	-	23	25	-	-	48
Purchases, issuances, sales and settlements:						
Purchases	-	76	13	-	-	89
Issuances	32	-	-	-	-	-
Proceeds from sales	-	-	(11)	-	-	(11)
Settlements and others	(20)	(25)	-	(2)	-	(27)
Balance as of September 30, 2010	$ 489	$ 1,400	$ 486	$ 27	$ 6	$ 1,919
For the three months ended September 30, 2010:						
Net unrealized gains (losses) included in net income	$ 26	$ 6	$ (3)	$ -	$ -	$ 3
Net unrealized gains included in other comprehensive income	$ -	$ 27	$ 20	$ -	$ -	$ 47

(***) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of September 30, 2010.
(****) Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities as of September 30, 2010.
Note: IFC's policy is to recognize transfers in and transfers out at the beginning of the reporting period.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Level 3 equity investments for the three months ended September 30, 2010

	Banking and non-banking institutions	Insurance companies	Funds	Others	Total
Balance as of July 1, 2010	$ 835	$ 33	$ 1,177	$ 444	$ 2,489
Transfers out of Level 3 (****)	(430)	(30)	-	(85)	(545)
Net gains (losses) (realized and unrealized) for the three months ended September 30, 2010 in:					
Net income	12	(1)	72	45	128
Other comprehensive income	(6)	-	-	31	25
Purchases, issuances, sales and settlements:					
Purchases	9	-	249	47	305
Proceeds from sales	(4)	-	(39)	(1)	(44)
Settlements and others	77	-	-	(5)	72
Balance as of September 30, 2010	$ 493	$ 2	$ 1,459	$ 476	$ 2,430
For the three months ended September 30, 2010:					
Net unrealized gains included in net income	$ 12	$ -	$ 65	$ 47	$ 124
Net unrealized gains (losses) included in other comprehensive income	$ (6)	$ -	$ -	$ 31	$ 25

Level 3 derivative assets for three months ended September 30, 2010

	Derivative assets		
	Equity	Others	Total
Balance as of July 1, 2010	$ 337	$ 1	$ 338
Net gains (losses) (realized and unrealized) for the three months ended September 30, 2010 in net income	27	(1)	26
Purchases, issuances, sales and settlements:			
Purchases	1	-	1
Settlements and others	(21)	-	(21)
Balance as of September 30, 2010	$ 344	$ -	$ 344
For the three months ended September 30, 2010:			
Net unrealized gains included in net income	$ 42	$ -	$ 42

Gains and losses (realized and unrealized) from trading securities, loans, equity investments and debt securities included in net income for the period are reported on the condensed consolidated income statement in income from liquid asset trading activities, income from loans and guarantees, income from equity investments and income from debt securities, respectively.

As of September 30, 2011, equity investments, accounted for at cost less impairment, with a carrying amount of $571 million were written down to their fair value of $480 million ($126 million and $109 million - September 30, 2010), resulting in a loss of $91 million, which was included in income from equity investments in the condensed consolidated income statement during the three months ended September 30, 2011 (loss of $17 million - three months ended September 30, 2010). The amount of the write down was based on Level 3 measures of fair value.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE L – SEGMENT REPORTING

For management purposes, IFC's business comprises three segments: investment services, treasury services and advisory services. The investment services segment consists primarily of lending and investing in debt and equity securities. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Advisory services provide consultation services to governments and the private sector. Consistent with internal reporting, net income or expense from asset and liability management and client risk management activities in support of investment services is allocated from the treasury segment to the investment services segment.

The performance of investment services, treasury services and advisory services is assessed by Senior Management on the basis of net income for each segment, return on assets, and return on capital employed. Advisory services is primarily assessed on the basis of the level and adequacy of its funding sources (See Note N). IFC's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment headcounts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

The major components of income and expense by business segment for the three months ended September 30, 2011 and 2010 are as follows (US$ millions):

	2011				2010			
	Investment services	Treasury services	Advisory services	Total	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees	$ 184	$ -	$ -	$ 184	$ 199	$ 4	$ -	$ 203
Release of provision for losses on loans and guarantees	58	-	-	58	38	-	-	38
Income from equity investments	619	-	-	619	291	-	-	291
Income from debt securities	14	-	-	14	12	-	-	12
(Losses) income from liquid asset trading activities	(29)	-	-	(29)	-	171	-	171
Charges on borrowings	(15)	(14)	-	(29)	(31)	(12)	-	(43)
Advisory services income	-	-	91	91	-	-	-	-
Other income	40	-	-	40	42	-	-	42
Administrative expenses	(179)	(2)	(12)	(193)	(166)	(3)	-	(169)
Advisory services expenses	-	-	(26)	(26)	-	-	(61)	(61)
Other expenses	(29)	-	-	(29)	(31)	-	-	(31)
Foreign currency transaction gains and losses on non-trading activities	94	-	-	94	(23)	-	-	(23)
Net gains and losses on other non-trading financial instruments accounted for at fair value:								
Realized gains	-	-	-	-	15	-	-	15
Gains on non-monetary exchanges	-	-	-	-	5	-	-	5
Unrealized (losses) gains	(21)	(28)	-	(49)	(75)	21	-	(54)
Net income (loss)	$ 736	$ (44)	$ 53	$ 745	$ 276	$ 181	$ (61)	$ 396

NOTE M – VARIABLE INTEREST ENTITIES

Significant variable interests

IFC has identified 96 investments in VIEs which are not consolidated by IFC but in which it is deemed to hold significant variable interests at September 30, 2011 (93 investments - June 30, 2011).

The majority of these VIEs do not involve securitizations or other types of structured financing. IFC is usually the minority investor in these VIEs. These VIEs are mainly: (a) investment funds, where the general partner or fund manager does not have substantive equity at risk, which IFC does not consolidate because it does not absorb the majority of funds' expected losses or expected residual returns and (b) entities whose total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support or whose activities are so narrowly defined by contracts that equity investors are considered to lack decision making ability, which IFC does not consolidate because it does not have the power to control the activities that most significantly impact their economic performance. IFC's involvement with these VIEs includes investments in equity interests and senior or subordinated interests, guarantees and risk management arrangements. IFC's interests in these VIEs are recorded on IFC's condensed consolidated balance sheet primarily in equity investments, loans, debt securities, and other liabilities, as appropriate.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Based on the most recent available data of these VIEs, the balance sheet size, including committed funding, in which IFC is deemed to hold significant variable interests, totaled $16,603 million at September 30, 2011 ($16,009 million - June 30, 2011). IFC's maximum exposure to loss as a result of its investments in these VIEs, comprising both carrying value of investments and amounts committed but not yet disbursed, was $3,045 million at September 30, 2011 ($3,197 million - June 30, 2011).

The sector and geographical regional analysis of IFC's maximum exposures as a result of its investment in these VIEs at September 30, 2011 and June 30, 2011 is as follows (US$ millions):

	September 30, 2011					
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Manufacturing, agribusiness and services						
Asia	$ 53	$ 2	$ 8	$ -	$ -	$ 63
Europe, Middle East and North Africa	90	70	-	-	-	160
Sub-Saharan Africa, Latin America and Caribbean	363	26	3	-	-	392
Total manufacturing, agribusiness and services	506	98	11	-	-	615
Financial markets						
Asia	8	37	45	-	-	90
Europe, Middle East and North Africa	123	65	36	114	-	338
Sub-Saharan Africa, Latin America and Caribbean	61	45	-	-	-	106
Other	111	-	14	-	15	140
Total financial markets	303	147	95	114	15	674
Infrastructure and natural resources						
Asia	618	51	12	-	-	681
Europe, Middle East and North Africa	569	23	11	13	8	624
Sub-Saharan Africa, Latin America and Caribbean	355	31	-	-	65	451
Total infrastructure and natural resources	1,542	105	23	13	73	1,756
Maximum exposure to VIEs	$ 2,351	$ 350	$ 129	$ 127	$ 88	$ 3,045

	June 30, 2011					
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Manufacturing, agribusiness and services						
Asia	$ 55	$ 2	$ 8	$ -	$ -	$ 65
Europe, Middle East and North Africa	97	69	-	-	-	166
Sub-Saharan Africa, Latin America and Caribbean	408	30	2	-	-	440
Total manufacturing, agribusiness and services	560	101	10	-	-	671
Financial markets						
Asia	10	12	41	-	-	63
Europe, Middle East and North Africa	92	71	88	133	-	384
Sub-Saharan Africa, Latin America and Caribbean	62	44	6	-	-	112
Other	111	9	69	-	16	205
Total financial markets	275	136	204	133	16	764
Infrastructure and natural resources						
Asia	740	51	20	-	-	811
Europe, Middle East and North Africa	489	12	5	16	8	530
Sub-Saharan Africa, Latin America and Caribbean	348	34	-	-	39	421
Total infrastructure and natural resources	1,577	97	25	16	47	1,762
Maximum exposure to VIEs	$ 2,412	$ 334	$ 239	$ 149	$ 63	$ 3,197

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The carrying value of investments and maximum exposure to VIEs at September 30, 2011 and June 30, 2011 is as follows (US$ millions):

	September 30, 2011		
Investment Portfolio	Carrying value of investments	Committed but not yet disbursed	Maximum exposure
Loans	$ 1,716	$ 635	$ 2,351
Equity investments	215	135	350
Debt securities	129	-	129
Guarantees	123	4	127
Risk management	70	18	88
Maximum exposure to VIEs	**$ 2,253**	**$ 792**	**$ 3,045**

	June 30, 2011		
Investment Portfolio	Carrying value of investments	Committed but not yet disbursed	Maximum exposure
Loans	$ 1,745	$ 667	$ 2,412
Equity investments	209	125	334
Debt securities	239	-	239
Guarantees	149	-	149
Risk management	44	19	63
Maximum exposure to VIEs	**$ 2,386**	**$ 811**	**$ 3,197**

NOTE N – ADVISORY SERVICES

IFC provides advisory services to government and private sector clients through four business lines: access to finance; investment climate; public-private partnerships; and sustainable business. IFC funds this business line by a combination of cash received from government and other donors and IFC's operations via retained earnings and operating budget designations as well as fees received from the recipients of the services.

IFC administers donor funds through trust funds (Trust Funds). The donor funds may be used to support feasibility studies, project preparation, and other advisory services initiatives. Donor funds are restricted for purposes specified in agreements with the donors. IFC's funding for advisory services are made in accordance with terms approved by IFC's Board. Donor funds under administration and IFC's funding can be commingled in accordance with administration agreements with donors. The comingled funds are held in a separate liquid asset investment portfolio (The "Pool"), managed by IBRD, which is not commingled with IFC's other liquid assets. Donor funds are refundable until expended for their designated purpose.

The Pool is actively managed and invested in accordance with the investment strategy established for all trust funds administered by the World Bank Group. The primary objective of the investment strategy is to maintain liquidity to meet foreseeable cash flow needs with a secondary objective of maximizing investment returns.

Prior to July 1, 2011, the portion of the Pool representing undisbursed donor funds was not reported on IFC's consolidated balance sheet. Further, advisory services expenses incurred were reported net of donor funding.

Beginning July 1, 2011, the entire Pool, including the portion represented by undisbursed donor funds, is reported at fair value in other assets. Due to the refundable nature of undisbursed donor funds, a corresponding obligation is recorded in other liabilities - changes in the fair value of the portion of the pool representing undisbursed donor funds are recorded in other liabilities. Further, advisory services expenses are reported gross - an amount equal to the portion of advisory services expenses funded by donors is included in advisory services income.

As of September 30, 2011, other assets include $636 million representing the entire Pool, including undisbursed donor funds of $402 million and IFC advisory services funding of $234 million. Included in other liabilities as of September 30, 2011 is $402 million of refundable undisbursed donor funds.

NOTE O – PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. The expenses for the SRP, RSBP, and PEBP are included in expense from pension and other postretirement benefit plans.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the three months ended September 30, 2011 and 2010 (US$ millions):

	Three months ended September 30, 2011		
	SRP	RSBP	PEBP
Benefit cost			
Service cost	$ 21	$ 4	$ 2
Interest cost	28	4	2
Expected return on plan assets	(37)	(4)	-
Amortization of prior service cost	*	-	*
Amortization of unrecognized net loss	2	1	1
Net periodic pension cost	$ 14	$ 5	$ 5

	Three months ended September 30, 2010		
	SRP	RSBP	PEBP
Benefit cost			
Service cost	$ 20	$ 3	$ 2
Interest cost	27	4	1
Expected return on plan assets	(34)	(4)	*
Amortization of prior service cost	*	*	*
Amortization of unrecognized net loss	5	2	1
Net periodic pension cost	$ 18	$ 5	$ 4

* Less than $0.5 million

NOTE P – CONTINGENCIES

In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC's financial position, results of operations or cash flows.

REPORT OF INDEPENDENT ACCOUNTANTS



KPMG LLP
2001 M Street, NW
Washington, DC 20036-3389

Report of Independent Accountants

President and Board of Directors
International Finance Corporation:

We have reviewed the accompanying condensed consolidated balance sheet of the International Finance Corporation (IFC) as of September 30, 2011, the related condensed consolidated income statements, statements of comprehensive income, changes in capital and cash flows for the three-month periods ended September 30, 2011 and 2010. These condensed consolidated financial statements are the responsibility of IFC's management.

We conducted our reviews in accordance with the standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet and consolidated statement of capital stock and voting power of the IFC as of June 30, 2011, and the related consolidated income statement and statements of comprehensive income, changes in capital, and cash flows for the fiscal year then ended June 30, 2011 (not presented herein); and in our report dated August 4, 2011, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of June 30, 2011 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

KPMG LLP

November 10, 2011

INFORMATION STATEMENT

International Finance Corporation


IFC
INTERNATIONAL FINANCE CORPORATION

No person is authorized to give any information or to make any representation not contained in this Information Statement, or any prospectus, information memorandum or offering circular, or related offering document. Any information or representation not contained herein must not be relied upon as having been authorized by IFC or by any dealer, underwriter or agent of IFC. Neither this Information Statement nor any such prospectus, information memorandum or offering circular, or related offering document, constitutes an offer to sell or solicitation of an offer to buy Securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

Except as otherwise indicated, in this Information Statement (1) all amounts are stated in current United States dollars translated as indicated in the notes to the consolidated financial statements, Note A — Summary of significant accounting and related policies, translation of currencies and (2) all information in this Information Statement is given as of June 30, 2011.

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